Form 40-F
period 2022-12-31
Electra Battery Materials Corp
filed 2023-04-05
CIK 1907184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022	Commission File Number: 001-41356

Electra Battery Materials Corporation

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

3330

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

133 Richmond Street W, Suite 602

Toronto, Ontario

M5H 2L3

Canada

(416) 900-3891

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

1015 15th Street, N.W., Suite 1000

Washington, DC 20005

(202) 572-3111

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker Symbol(s)	Name of each exchange on which registered

Common Shares	ELBM	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 35,185,977

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

YES ☒ NO ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).

EXPLANATORY NOTE

Electra Battery Materials Corporation (the “Registrant”) is a Canadian corporation eligible to file its Annual Report pursuant to Section 13(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Annual Report on Form 40-F. Please see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 26 of the Management’s Discussion and Analysis for the fiscal year ended December 31, 2022 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and “Forward-Looking Information” beginning on page 1 of the Annual Information Form for the fiscal year ended December 31, 2022 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its consolidated financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The daily average exchange rate of Canadian dollars into United States dollars, on December 30, 2022, based upon historical rates published by the Bank of Canada, was U.S.$1.00 = C$1.3544.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2022 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2022, including the independent auditor’s report with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2022 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

RESOURCE AND RESERVE ESTIMATES

The information provided under the heading “Cautionary Notes to U.S. Investors Concerning Resource Estimates” contained in the Company’s Annual Information Form is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) was carried out by the Registrant’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon their evaluation, the Registrant’s CEO and CFO have concluded that, as of the end of the period covered by this report, the design and operation of the Registrant’s disclosure controls and procedures were not effective to ensure that (i) information required to be disclosed in reports that the Registrant files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Registrant’s CEO and CFO, to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting & Auditor Attestation

This annual report does not include a report of management’s assessment regarding internal control over financial reporting (“ICFR”) or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

Changes in Internal Control over Financial Reporting

While the Registrant is not required to include a report of management’s assessment regarding ICFR, in connection with the preparation of the Registrant’s financial statements for the quarter and year ended December 31, 2022, management concluded that its ICFR was not effective and has concluded its ICFR continues to not be effective as of December 31, 2022 due to material weaknesses in ICFR. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Registrant’s annual or interim financial statements will not be prevented or detected in a timely basis. Management has identified the following material weaknesses:

●	An ineffective control environment resulting from the combination of an insufficient number of trained financial reporting and accounting personnel with the appropriate skills and knowledge about the design, implementation, and operation of ICFR and inadequate IT tools and resources to ensure the relevance, timeliness and quality of information used in control activities.
●	Management has not designed or implemented a control monitoring process necessary to identify control weaknesses and remediations in a timely manner necessary to ensure the reliability of its ICFR.
●	Control deficiencies in the procurement, payment and receiving processes resulting from a lack of formal processes to ensure adherence to the Company’s delegation of authority policy, inconsistent matching of receipts to goods and services to supporting documentation and inconsistent receiving processes affecting the timing of recognition of assets and liabilities at the Company’s refinery project.

As a consequence of the above, the Registrant had ineffective control activities related to the design of process level and financial statement close controls which had a pervasive impact on the Registrant's ICFR. In the third quarter of 2022, management hired several qualified staff and began to rectify segregation issues. In the fourth quarter of 2022, Management engaged external advisors to design a process for monitoring of internal controls. Management expects to implement these programs in 2023.

Other than those listed above, during the year ended December 31, 2022, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this Annual Report on Form 40-F, the members of the Audit Committee are Susan Uthayakumar (Chair), John Pollesel and Garett Macdonald.

The Board of Directors of the Registrant has determined that all members of the Audit Committee are “independent,” as such term is defined under the rules of The NASDAQ Stock Market LLC (“NASDAQ”). Further, the Registrant has determined that all members of the Audit Committee are financially literate, meaning that they must be able to read and understand fundamental financial statements.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that the Chair of the Audit Committee, Susan Uthayakumar, is an “audit committee financial expert,” as defined in General Instruction B(8)(b) of Form 40-F. The U.S. Securities and Exchange Commission (the “Commission”) has indicated that the designation of Susan Uthayakumar as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a written code of ethics for its directors, officers and employees entitled “Code of Business Conduct and Ethics” (the “Code”) that complies with Section 406 of the Sarbanes-Oxley Act of 2002 and with NASDAQ Listing Rule 5610. The Code includes, among other things, written standards for the Registrant’s CEO, CFO and principal accounting officer or controller, or persons performing similar functions, which are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Registrant’s website at https://electrabmc.com/esg/governance/ under “Code of Business Conduct and Ethics”.

No substantive amendments to the Code were adopted during the year ended December 31, 2022. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2022.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP (Toronto, ON, Canada, Auditor Firm ID: 85) serves as the Registrant’s auditing firm. Aggregate fees billed to the Registrant for professional services rendered by KPMG LLP and its affiliates during the fiscal years ended December 31, 2022 and December 31, 2021 are detailed below.

	Year Ended December 31,
Services	2022	2021
Audit Fees(1)	$630,290	$317,900
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	26,230	Nil
Other Fees(4)	Nil	Nil
Total	$656,520	$317,900

Pre-Approval Policies and Procedures

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of the Company’s annual financial statements and the review of its comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Company’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of the Company’s Audit Committee is to pre-approve all audit and non-audit services provided by KPMG LLP, its independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above. For the fiscal year ended December 31, 2022, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2022, the Registrant does not have any “off-balance sheet arrangements“ (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Commitments” contained in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2022 is incorporated by reference herein.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on NASDAQ. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NASDAQ Listing Rules must disclose each NASDAQ corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the NASDAQ corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is disclosed on the Registrant’s website at www.electrabmc.com under “ESG”.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the Commission on April 20, 2022 with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit
99.1	Annual Information Form of the Registrant for the year ended December 31, 2022

99.2	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2022 and 2021, together with the Auditors’ Report thereon

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2022

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8	Consent of Independent Registered Public Accounting Firm – KPMG LLP (PCAOB ID: 85)

99.9	Consent of Martin Perron, Principal Engineer

99.10	Consent of Marc R. Beauvais, Principal Engineer

99.11	Consent of Pierre Roy, Principal Engineer

99.12	Consent of Eric Kinnan, Principal Geologist

99.13	Consent of InnovExplo Inc.

99.14	Consent of Soutex Inc.

101

The following materials from the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2022, formatted in eXtensible Business Reporting Language (XBRL):

(i)

Consolidated Statements of Financial Position as of December 31, 2022 and 2021;

(ii)

Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2022 and 2021;

(iii)

Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021;

(iv)

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2022 and 2021; and

(v)

Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corporation

By:
Name: Trent Mell
Title: Chief Executive Officer and Director

Date: April 4, 2023