Form 20-F
period 2023-12-31
Electra Battery Materials Corp
filed 2024-05-16
CIK 1907184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year endedDecember 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                                  to

Commission file number:000-41356

Electra Battery Materials Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of Incorporation or Organization)

133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3, Canada

(Address of Principal Executive Offices)

Trent Mell

Electra Battery Materials Corporation

133 Richmond Street W, Suite 602

Toronto, Ontario, M5H 2L3

Telephone: (416) 900-3891

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	ELBM	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 55,851,327.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes    ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes    ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes    ☐No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)

☒Yes    ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any updated issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes    ☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court

☐Yes    ☐No

i

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Electra” refers to Electra Battery Materials Corporation.

As used in this Annual Report on Form 20-F (this “Annual Report”), the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource,” “Measured Mineral Resource,” and “Inferred Mineral Resource” and any grammatical variations thereof are based on the definitions of such terms set forth in Subpart 1300 of Regulation S-K (“S-K 1300”).

Unless otherwise indicated, financial information in this Annual Report has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Unless otherwise noted herein, all references to “$,” “C$,” “Canadian dollars,” or “dollars” are to the currency of Canada and “US$,” “United States dollars,” or “U.S. dollars” are to the currency of the United States.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and as such, we have elected to comply with certain reduced U.S. public company reporting requirements.

Unless otherwise indicated, the Company has obtained the market and industry data contained in this Annual Report from its internal research, management’s estimates and third-party public information and other industry publications. While the Company believes such internal research, management’s estimates and third-party public information is reliable, such internal research and management’s estimates have not been verified by any independent sources and the Company has not verified any third-party public information. While the Company is not aware of any misstatements regarding the market and industry data contained in this Annual Report, such data involves risks and uncertainties and are subject to change based on various factors, including those described under “Cautionary Statement Regarding Forward-Looking Information and Statements” and “Item 3.D. Risk Factors”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “indicate,” “seek,” “likely,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below: statements relating to the business and future activities of, and development related to, the Company after the date of this Annual Report, as applicable; the ability of the Company to continue as a going concern, our ability to generate revenue and our cash flows, statements regarding raising additional capital and financing activities, debt service, anticipated burn rate and operations; planned exploration and development programs and expenditures; plans to process black mass material and the ability to recover high value elements therefrom; expectations as to the timing of commissioning of equipment and the Refinery (as defined below); expectations as to the extension of the Company’s black mass processing and recovering activities; the memorandum of understanding with the Three Fires (as defined below); the Cobalt Supply Agreement (as defined below); commercial agreements with LGES (as defined below) and other parties; the Stratton Offtake Agreement (as defined below); the Glencore Offtake Agreement (as defined below); the results of the Refinery and black mass reviews; the results of the Strategic Review Process; timelines and milestones with respect to the Refinery; anticipated expenditures and programs at the Refinery and Iron Creek Project (as defined below); the results of any scoping study of an integrated nickel sulfide processing facility; the impact of any health pandemics on the Company; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration; Electra’s ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of Electra; future development plans; the 2023 Note Offering (as defined below) and the obligations of the Company and its subsidiaries in connection with the 2023 Note Offering; and currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements. In particular, forward-looking information in this 20-F includes, but is not limited to, statements with respect to future events and is subject to certain risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, performance, or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, you should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors” in Item 3.D. of this Annual Report, and the following: economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the ability to extract valuable elements from black mass; general expectations with respect to the development of the Refinery (as defined below) including commodity prices with respect to its development; the state of the electric vehicle (“EV”) market; the future price of cobalt; anticipated costs of, and the Company’s ability to fund, its operations; the Company’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Company’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters, the impact of the Russo-Ukraine and Israel-Palestine wars; inflationary pressures; the Company’s ability to comply with its obligations in connection with the 2023 Note Offering; stock exchange and regulatory approvals required in connection with closing of the 2023 Note Offering; and the Company’s ability to obtain financing as and when required and on reasonable terms.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those anticipated in the forward-looking information. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Report are made as of the date hereof, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes or otherwise, except as required by law.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

3.A.

[Reserved]

3.B.Capitalization and Indebtedness

Not required.

3.C.Reasons for the Offer and Use of Proceeds

Not required.

3.D.Risk Factors

Following is a list of risks that the Company faces in its normal course of business. These are factors which, individually or in the aggregate, we think could cause our actual results to differ significantly from anticipated or historical results. The risks and uncertainties set out below are not exhaustive and are not the only ones the Company is facing. There are additional risks and uncertainties that the Company does not currently know about or that the Company currently considers immaterial which may also impair the Company’s business operations and cause the price of the of the Company (the “Common Shares”) to decline. If any of the following risks actually occur, the Company’s business may be harmed and the Company’s financial condition and results of operations may suffer significantly. Investors should carefully consider the risk factors set out below and consider all other information contained herein and in the Company’s other public filings before making an investment decision. The risks set out below are not an exhaustive list and should not be taken as a complete summary or description of all the risks associated with the Company’s business and the biotechnology business generally. Additionally, investors should not interpret the disclosure of a risk to imply that the risk has not already materialized.

Risks Related to the Company’s Financial Position and the Need for Additional Capital

The Company a history of operating losses, which may continue for the foreseeable future and our auditors have indicated that there is a substantial doubt about our ability to continue as a going concern.

The Company has suffered recurring losses from operations, has a net working capital deficiency and will require additional financing to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase required feedstock before the Refinery enters its operating phase and remain in compliance with minimum liquidity covenant under the subscription agreements with investors for the issuance of the aggregate of US$51,000,000 principal amount of 8.99% senior secured convertible notes due February 2028 (the “2028 Notes”). 2028 Notes. There can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

The Company has not generated any revenue to date, have negative cash flow, and may never be profitable.

The Company is a pre-operations stage company with respect to the Refinery and an exploration stage company with respect to its mineral properties, and as a result has not to date generated cash flow from operations. The Company is devoting significant resources to the development of its assets, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project.

The Company will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not available, may require us to delay, scale back, or cease our programs or operations.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and the Company is going through a planning and budgeting process to update the capital estimates and completion schedule associated with the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources.

Until we can generate a sufficient amount of revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through a combination of public and private equity offerings. If sufficient funds on acceptable terms are not available when needed, or at all, we could be forced to significantly reduce operating expenses and delay, scale back or eliminate one or more of our programs or our business operation.

The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources. The Company will require a working capital facility to cover the feedstock purchase cycle through to the sale of final cobalt sulfate and to meet minimum liquidity requirements under the 2028 Note Offering. The Company is in discussion with various parties on alternatives to finance the funding of feedstock purchases. The Company will also require additional financing to advance the Refinery, which is key to the Company’s long-term plans and financial success.

However, there can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company. Failure to obtain sufficient financing when needed could result in the Company being unable to meet specified timelines for the advancement of the Refinery and may lead to the indefinite postponement of the advancement of the Refinery. The cost and terms of such financing may also significantly reduce the expected benefits from the Refinery or render the Refinery uneconomic.

The Company has future obligations to pay semi-annual interest payments and the principal upon maturity related to the convertible debt. Starting in 2026 repayment of the interest-free Government loan will begin in 19 equal installments. Upon the issuance of the 2028 Notes and retirement of the 2026 Notes (as defined below) in February 2023, the Company is subject to a minimum cash balance requirement of US$2,000,000.

Although the Company has historically been successful in obtaining financing, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern.

The Company’s ability to obtain financing and raise capital may be impacted by our operational results and general industry and macroeconomic trends beyond our control.

Historically, the Company’s capital requirements have been primarily funded through the sale of Common Shares and the issuance of notes. Factors that could affect the availability of financing include the progress and results of refurbishment of the Refinery, levels of debts and security over the Company’s assets, customer arrangements, ongoing exploration at the Company’s mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the transition to EVs and the global cobalt markets generally. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

The Company may be unable to meet its debt service obligations.

The Company now has debt service obligations arising from its convertible notes, which include ongoing coupon payments and payment of principal at maturity. In the event the refinery construction is not completed as planned or sufficient cash flow from refinery operations is note generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. In this event, the assets pledged may be transferred to the lenders. There can be no assurance that refinery cash flows will be sufficient to meet future debt service obligations.

Raising additional capital may cause dilution to shareholders, restrict the Company’s operations or require it to relinquish substantial rights.

To the extent that the Company raises additional capital through the sale of equity or debt securities, including notes, its capital structure will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect the rights of common shareholders. Debt financing, if available at all, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends. The Company cannot assure you that it will be able to obtain additional funding if and when necessary. If the Company is unable to obtain adequate financing on a timely basis, it could be required to delay, scale back or eliminate one or more of its programs or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Commodity prices may not support corporate profit or operations.

The prices of commodities vary on a daily basis and is intensely competitive. Even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same. Price volatility could have dramatic effects on the results of operations and the ability of the Company to execute its business plan. The price of cobalt materials may also be reduced by the discovery of new cobalt deposits, which could not only increase the overall supply of cobalt (causing downward pressure on its price), but could draw new firms into the cobalt industry which would compete with the Company. As the Company’s refinery business plan involves both buying cobalt products and selling cobalt products, its ultimate economics will be significantly impacted by market commodity prices.

Additionally, Factors beyond the control of the Company may affect the marketability of any minerals discovered. The prices of natural resources are volatile over short periods of time and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company’s financial condition or require the Company to cease operations altogether.

Cost estimates and predictions may prove inaccurate.

The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including royalties, the price of cobalt and by-product metals and the cost of inputs used in exploration activities.

The Company’s actual costs may vary from estimates for a variety of reasons, including labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates. Failure to achieve cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Risks Relating to Our Operations

The Cobalt Supply Agreement is not a definitive agreement, and there is no guarantee the agreement will result in cobalt sales.

The Cobalt Supply Agreement is an agreement with respect to key commercial terms on which the parties intend to enter into a definitive supply agreement, not a definitive agreement with respect to the provision of cobalt to LG for cash. Until a definitive agreement exists, there is no enforceable or binding obligation on either party to purchase or deliver cobalt. Entering into a definitive agreement is subject to a number of conditions and factors, not all of which are in the Company’s control. If a definitive agreement is not entered into with respect to cobalt supply with LG on the terms described in the Cobalt Supply Agreement, or on terms different than those expressed therein, the Company will need to seek out additional customers for the purchase of cobalt sourced from the Refinery, and there may be other negative effects on the Company and on the value of Common Shares.

The Company’s ability to bring the Refinery online and the success of the Refinery is uncertain.

The Company’s strategic priority is the advancement of the Refinery, with significant metallurgical test work planned and a pilot plant work at third party facilities anticipated. There is no assurance that the outcomes of this test work and the results of the pilot plant work will be positive and that the Refinery will have the capabilities to produce specific end products. Furthermore, no assurance can be given that operating the Refinery will be economically viable. The Company will manage these risks through contracting technical experts on metallurgy and engineering to perform the required analysis and studies on the capability of the Refinery and its projected economics.

The success of the Company’s Refinery and long-term operations depends on the demand for Cobalt, which in turn is expected to be largely driven by consumer demand for electric vehicles and other applications in the transition from fossil-fuel based energy sources.

If the market for electric vehicles or other electronic consumer products that rely on cobalt does not develop as the Company expects, or develops more slowly than expected, or if current demand declines, the Company’s business prospects and economic outlook may be harmed. Additionally, demand for electric vehicles is driven by many factors outside of the company’s controls, including consumer sentiment and perceptions of the quality and value of electric vehicles compared to gasoline vehicles, competition among electric vehicle manufacturers and among other vehicle types, government regulations and economic incentives, and volatility in the cost of oil, gasoline, and industry.

The Company may not be able to insure itself against all operational risks.

The Company will be subject to a number of operational risks and may not be adequately insured for certain risks, including: environmental contamination, liabilities arising from historic operations, accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labor disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the property of the Company, personal injury or death, environmental damage or, regarding the exploration or development activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action. These factors could all have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. Additionally, the Company may be subject to liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy. This lack of environmental liability insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Additionally, the payment of any other liabilities for which the company is not insured, or underinsured, would reduce the funds available to the Company. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company may be subject to the risks associated with future acquisitions.

As part of its business strategy, the Company has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure you that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business. Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of the Company’s management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.

The Company’s operations depend on its ability to access various consumables, and shortages or increases in such the prices of such could negatively impact the Company’s results of operations.

The Company’s planned exploration, development and operating activities, including the profitability thereof, will continue to be affected by the availability and costs of consumables used in connection with the Company’s activities. Of significance, this may include concrete, steel, copper, piping, diesel fuel and electricity and water. Other inputs such as labour, consultant fees and equipment components are also subject to availability and cost volatility. If inputs are unavailable at reasonable costs, this may delay or indefinitely postpone planned activities. Furthermore, many of the consumables and specialized equipment used in exploration, development and operating activities are subject to significant volatility. Market prices of input consumables and commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. There is no assurance that consumables will be available at all or at reasonable costs.

The Company’s titles to its properties may be contested or subject to the rights of various community stakeholders, including First Nations.

The Company has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights in relation to lands covering the projects are in good standing. Nevertheless, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company’s detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties.

Although the Company is not aware of any existing title uncertainties with respect to lands covering material portions of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Certain of the Company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects.

Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in any jurisdictions in which title or other rights are claimed by First Nations and other indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

The Company faces reputational risks within the communities in which it operates.

The Company’s relationship with the host communities where it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or the Company’s exploration or development activities specifically, could have an adverse effect on the Company’s reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s results of operations, financial condition and prospects. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Conflicts of interest may exist among the Company’s and its directors and officers.

The Company’s directors and officers are or may become directors or officers of other mineral resource companies or reporting issuers or may acquire or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may, or may also wish to participate, the directors and officers of the Company may have a conflict of interest with respect to such opportunities or in negotiating and concluding terms respecting the extent of such participation.

The Company depends on key personnel, the loss of whom could negatively affect the Company’s results and operations.

The senior officers of the Company are critical to its success. In the event of the departure of a senior officer, the Company believes that it will be successful in attracting and retaining qualified successors, but there can be no assurance of such success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited, and competition for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, engineering, geological and other personnel. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company. The Company is particularly at risk at this state of its development as it relies on a small management team, the loss of any member of which could cause severe adverse consequences.

The Company’s properties may be subject to commitments that the Company may be unable to satisfy.

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

The Company’s operations could be negatively affected by global instability, negative macroeconomic trends, and other events outside of our control including health epidemics, wars, or natural disasters.

The past few-years have been marked by political and economic instability brought about by a variety of factors, including the COVID-19 global pandemic, the Russian invasion of Ukraine, and the war in the Gaza Strip, banking failures, U.S. political instability, and natural disasters, among other factors. These factors have contributed to global supply chain volatility, unpredictable demands for consumer goods, rising inflation and interest rates, and general economic volatility, including volatility in stock markets. While the COVID-19 pandemic has subsided, the possibility that additional variants could revive containment measures or that future health pandemics or epidemics could arise remains. Such uncertainty and volatility has or could impact various other factors outside of the company’s control including, but not limited to currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, sanctions, embargoes, expanded political conflict and violence, travel bans, stay-at-home orders, all of which have tickle-down impacts down effect on supply chains, commodity pricing and availability, the costs of capital and financing, and equipment and construction costs, all of which could impact the Company’s ability to both conduct its operations and access capital.

Inflationary pressures and rising interest rates could negatively affect the Company’s financial condition and results of operations.

Following the COVID-19 pandemic, the ongoing wars in the Ukraine and Gaza and other events, the global economy has faced significant instability marked by increased inflation, rising interest rates and supply chain volatility. Global economic conditions could further deteriorate, and the economy may contract and enter into a recession. Additionally, future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability, natural disasters and outbreaks of medical endemic or pandemic issues. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment charges. Further, in such an event, the Company’s operations and financial condition could be adversely impacted.

General inflationary pressures may affect labour and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the Company’s securities.

The Company faces risks related to its information technology systems and potential cyberattacks and security and privacy breaches.

The Company’s operations depend, in part, on how well it and its third-party service providers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, federal, provincial and state laws and legislative proposals addressing data privacy and security. As a result, the Company may become subject to more extensive requirements to protect the customer information that it processes in connection with the purchase of its products, resulting in increased compliance costs.

The Company’s information technology systems and on-line activities, including its e-commerce websites, also may be subject to denial of service, malware or other forms of cyberattacks. While the Company has taken measures to protect against those types of attacks, those measures may not adequately protect its on-line activities from such attacks. If a denial-of-service attack or other cyber event were to affect the Company’s e-commerce sites or other information technology systems, its business could be disrupted, it may lose sales or valuable data, and its reputation may be adversely affected. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company is subject to risks relating to a changing climate.

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms. Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure or threaten the health and safety of the Company’s employees, contractors and/or local communities.

The Company is focused on operating in a manner designed to minimize the environmental impacts of its activities; however, certain environmental impacts from mineral exploration and mining activities may be inevitable. Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on the Company’s financial condition or results of operations.

Risks Relating to Our Industry

The Company may be unable to exploit, expand, and replace its mineral reserves and mineral resources.

The Company’s mineral reserves and resources are by their nature, limited. Unless other mineral reserves or resources are discovered or acquired, The Company’s sources of future production for cobalt or other minerals will decrease over time if its current mineral reserves and mineral resources are exploited or otherwise depleted. There can be no assurance that the Company’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while the Company believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production in future years.

The Company’s ability to convert its mineral resources into mineral reserves is uncertain.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to mineral resources, there can be no assurances that mineral resources will be upgraded to mineral reserves as a result of continued exploration or during operations.

There can be no assurances that any of the mineral resources stated in this AIF or published technical reports of the Company will be realized. Until a deposit is actually extracted and processed, the quantity of mineral resources or reserves, grades, recoveries and costs must be considered as estimates only. In addition, the quantity of mineral resources or reserves may vary depending on, among other things, product prices. Any material change in the quantity of mineral resources or reserves, grades, dilution occurring during mining operations, recoveries, costs or other factors may affect the economic viability of stated mineral resources or reserves. In addition, there is no assurance that mineral recoveries in limited, small scale laboratory tests or pilot plants will be duplicated by larger scale tests or during production. Fluctuations in cobalt prices, results of future drilling, metallurgical testing, actual mining and operating results, and other events subsequent to the date of stated mineral resources and reserves estimates may require revision of such estimates. Any material reductions in estimates of mineral resources or reserves could have a material adverse effect on the Company.

The exploration and development of mineral resources is speculative and there is no guarantee that the company will be successful in developing its resources.

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on any of the Company’s mineral properties. There is no certainty that the expenditures to be made by the Company in the exploration of its mineral properties otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The mining business is subject to cyclical volatility.

The mining business and the marketability of the products that are produced are affected by worldwide economic cycles. At the present time, the significant demand for cobalt and other commodities in many countries is driving increased prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common.

As the Company’s mining and exploration business is in the exploration stage and as the Company does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors.

The Company’s industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.

Mining operations and exploration activities are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, protection, and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic and radioactive substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and refining and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact decisions of the Company with respect to the exploration and development of properties such as the Iron Creek Project, the Refinery or the Cobalt Camp, or any other properties in which the Company has an interest. The Company will be required to expend significant financial and managerial resources to comply with such laws and regulations. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies and practices, such as those affecting exploration and development of the Company’s properties could materially and adversely affect the results of operations and financial condition of the Company in a particular year or in its long-term business prospects.

The development of mines and related facilities is contingent upon governmental approvals, licenses and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licenses and permits are subject to many variables outside the control of the Company, including potential legal challenges from various stakeholders such as environmental groups or non-government organizations. Any significant delays in obtaining or renewing such approvals, licenses or permits could have a material adverse effect on the Company, including delays and cost increases in the advancement of the Iron Creek Project, the Refinery and the Cobalt Camp.

The Company may be unable to obtain the necessary permits to develop its properties or conduct its operations.

The Company’s operations, Refinery and exploration activities are subject to receiving and maintaining licenses, permits and approvals, including regulatory relief or amendments, (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines is also dependent on maintaining, complying with, and renewing required permits or obtaining additional permits.

The Company may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action.

Without adequate infrastructure, the Company may be unable to pursue development opportunities or carry on its operations.

Mining, processing, development, and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition, and results of operations.

The Company operates in a competitive market.

The Company faces strong competition from other mining companies in connection with the identification and acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience, and technical capabilities than the Company. As a result of this competition, the Company may be unable to identify, maintain or acquire attractive mining properties on acceptable terms or at all. In addition, the Company faces competition sourcing mine production for the Refinery. The Company’s plans for the Refinery, in part, include diverting African mine production from China to North America. Most cobalt is currently mined in the DRC and shipped to China for refining. The Company faces significant competition in diverting mine production, particularly ethically sourced mine production, to the Refinery and as a result, may be unable to identify, maintain or acquire mine production for the Refinery on acceptable terms or at all. Consequently, the Company’s prospects, revenues, operations, and financial condition could be materially adversely affected.

Given the highly competitive nature of the international resources industries, the value of any future reserves discovered and developed by the Company may be limited by competition from other world resource mining companies, or from excess inventories. Existing international trade agreements and policies and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of and demand for minerals, including cobalt, around the world.

Decommissioning and reclamation costs could be substantial.

Environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators. The Company’s ability to advance its projects could be adversely affected by any inability on its part to obtain or maintain the required financial assurances.

The Company’s operations are subject to numerous environmental risks and related regulations.

All phases of mineral exploration and development businesses, including with respect to the Refinery, present environmental risks and hazards and are subject to environmental regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances used and or produced in association with natural resource exploration and production operations. The legislation also requires that facility sites be operated, maintained, abandoned, and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures, and a breach may result in the imposition of fines and penalties, some of which may be material.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Company to incur costs to remedy such discharge. Based on risk assessments conducted by the Company, climate change is not an immediate material risk faced by the Company. However, no assurance can be given that the application of environmental laws to the business and operations of the Company will not result in a curtailment of production, or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

The Company is subject to regulations concerning its supply chain and mineral sources

Upon commencement of operations at the Refinery, the Company expects to source a material portion of feedstock for the Refinery from Glencore, IXM and CMOC. The Company reasonably expects Glencore, IXM and CMOC to source a majority, if not all, of the cobalt for such feedstock from their mineral projects located in the Democratic Republic of the Congo (“DRC”). On the Transparency International Corruption Perceptions Index, the DRC is ranked among the most highly corrupt countries in the world. Companies with operations or connections to the DRC have in the past and may in the future come under increased scrutiny from Canadian regulatory authorities with respect to the potential presence of forced labor in supply chains. While the Company does not currently, and do not expect to, have direct operations in the DRC, Canadian law nonetheless imposes due diligence obligations on an importer, which obligations include but are not limited to ensuring that imported goods are not produced in whole or in part through the use of forced labor. The consequences of the importation of goods that are produced with, or that contain any inputs that are produced with, forced labor include detention, seizure, forced destruction or re-exportation and/or forfeiture of the goods, administrative penalties, monetary penalties or criminal charges for the importer or its officers, directors or agents. The Company has taken reasonable steps to satisfy itself with respect to the origins of the Company’s feedstock in connection with the foregoing due diligence obligations, however any deemed failure by the Company to be deemed to have satisfied the onus of such due diligence obligations could have a material adverse effect on the Company and its operations. In addition, there have been recent unsuccessful attempts by legislators in Canada to pass legislation imposing greater obligations on companies to perform proactive supply chain due diligence in connection with forced labor. While the legislative efforts to this point have been unsuccessful, there can be no assurance that future efforts will continue to be unsuccessful. The passage of any such legislation could impose additional or enhanced due diligence obligations on the Company in connection with Electra’s supply chain, as well as enhanced penalties or enforcement measures, this may increase the time, effort and expense of conducting such due diligence investigations and in the event of any enforcement, result in a material adverse effect on the Company and its operations.

The Company’s construction projects are subject to time and cost overruns.

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget, and actual time and costs may vary significantly from estimates for a variety of reasons, both within and beyond the control of the Company. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.

Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production would increase capital costs and delay receipt of revenues.

Failure to achieve time estimates and increases in costs may adversely affect the Company’s ability to continue exploration, develop the Iron Creek Project, the Refinery and the Cobalt Camp, and ultimately generate sufficient cash flows. There is no assurance that the Company’s estimates of time and costs will be achievable.

Risks Related to an Investment in the Common Shares

The market price of our common shares is volatile.

Capital and securities markets have a high level of price and volume volatility, and the market price of our securities have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of the Company at any given time may not accurately reflect the long-term value of the Company.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of the Company.

The Company has not and does not plan to pay dividends in the future. As a result, any return on investment may be limited to the value of our Common Shares.

The Company has never paid cash dividends on the Common Shares, and does not expect to pay any cash dividends in the future in favor of utilizing cash to support the development of the Company’s business. Any future determination relating to the Company’s dividend policy will be made at the discretion of the Company’s Board of Directors and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements the Company may obtain or enter into, future prospects and other factors the Company’s Board of Directors may deem relevant at the time such payment is considered.

As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on their investment in the Common Shares for the foreseeable future. There can be no assurance regarding the amount of income to be generated by the Company and there can be no guarantee that an investment in the Common Shares will earn any positive return in the short term, long term, or at all. The market value of the Common Shares may deteriorate if we are unable to generate sufficient positive returns, and for macroeconomic and other factors that are outside the Company’s control. That deterioration may be significant. An investment in the common shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of the Common Shares, negatively impact the price of the Common Shares and negatively impact its ability to raise additional capital.

If the Company fails to satisfy the continued listing requirements of the Nasdaq Capital Market, such as corporate governance requirements or the minimum closing bid price requirement, the exchange may take steps to delist the Common Shares. Such a delisting would likely have a negative effect on the price of the Common Shares and would impair shareholders’ ability to sell or purchase its Common Shares when they wish to do so.

On September 21, 2023, we received a letter from the Nasdaq Stock Market, LLC indicating that, for the last 30 consecutive business days, the bid price for our Common Shares had closed below the minimum $1.00 per share required for continued inclusion on the Nasdaq Capital Market under the Nasdaq Listing Rules. The notice had no effect on the listing or trading of our Common Shares. On March 20, 2024, we received an additional 180-days notice from the Nasdaq to regain compliance with the Minimum Bid Price Requirement.

Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar day period following the date of the notice (being September 16, 2024), the closing bid price of our Common Shares is at or above $1.00 for a minimum of 10 consecutive business days, we would regain compliance with the Minimum Bid Price Requirement and our Common Shares would continue to be eligible for listing on the Nasdaq Capital Market, absent non-compliance with any other requirement for continued listing.

We intend to monitor the closing bid price of our Common Shares and consider our available options if the closing bid price of our Common Shares remains below $1.00 per share, including effecting a reverse stock split. There can be no assurance that we will be able to regain compliance with the Minimum Bid Price Requirement during the 180-day compliance period with respect to the Minimum Bid Price Requirement, maintain compliance with the other listing requirements, or maintain the listing of our Common Shares on Nasdaq.

Future sales or issuances of equity securities or the conversion of the Company’s securities into Common Shares could decrease the value of the Common Shares, dilute investors’ voting power, and reduce earnings per share.

Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. Moreover, additional Common Shares may be issued by the Company on the exercise of options under the Company’s stock option plan and other equity compensation plans, and upon the exercise of outstanding warrants. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

There may be difficulty in enforcing judgments and effecting service of process on the Company and its directors and officers that are not citizens of the United States.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the CBCA, that some of the Company’s officers and directors are not residents of the United States, and that all, or a substantial portion, of their assets and certain of the Company’s assets are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If the Company is characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. Based on the composition of the Company’s income and the value of its assets, the Company believes that it was classified as a PFIC for its taxable year ending December 31, 2023 and may continue to be classified as a PFIC for the current taxable year. Prospective investors should carefully read the discussion under the heading “Material U.S. Federal Income Tax Considerations for U.S. Holders” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.

As a Foreign Private Issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its U.S. shareholders. Foreign Private Issuer Rules.

The Company is a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act.

The Company may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.

In order to maintain its current status as a foreign private issuer, 50% or more of the Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status, which require that the majority of both the Company’s directors and executive officers are not U.S. citizens or residents, a majority of the Company’s assets are located outside the United States, and that Electra’s business be principally administered outside the United States. The Company may in the future lose its foreign private issuer status if most of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer. If the Company is not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

The Company is subject to risks related to foreign exchange rates.

The Company reports its consolidated financial statements in Canadian dollars; however, the Company has operations in the United States. Consequently, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the U.S. dollar. Exploration and development activities in the U.S. are held in the Company’s U.S. subsidiaries and are primarily incurred in U.S. dollars. and translated into Canadian dollars within the consolidated financial statements. Given the time between initial recognition and settlement of payments, as such, the Company can be exposed to significant fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar. In addition, a significant change in the exchange rate between the U.S. dollar and Canadian dollar can impact the Company’s available liquidity to perform exploration and development activities. The Company does not currently enter into any foreign exchange hedges to limit exposure to exchange rate fluctuations. The Board of Directors continually assesses the Company’s strategy toward its foreign exchange rate risk, depending on market conditions.

ITEM 4.INFORMATION ON THE COMPANY

4.A.History and Development of the Company

Name, Address and Incorporation

Electra was incorporated under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) on July 13, 2011 under the name Patrone Gold Corp. and became a reporting issuer in British Columbia and Alberta upon completion of an arrangement with Unity Energy Corp. on October 2, 2012. On October 3, 2013, the Company changed its name from Patrone Gold Corp. to Aurgent Gold Corp. On March 11, 2014, the Company changed its name from Aurgent Gold Corp. to Aurgent Resource Corp., and on September 22, 2016, the Company changed its name from Aurgent Resource Corp. to First Cobalt Corp. On October 26, 2017, shareholders of the Company approved a continuation under the Canada Business Corporations Act (the “CBCA”). The Company’s continuation under the CBCA was implemented as of September 4, 2018. On December 6, 2021, the Company changed its name from First Cobalt Corp. to Electra Battery Materials Corporation. On April 13, 2022, the Company completed a consolidation of its share capital (the “Consolidation”) on the basis of one (1) post-Consolidation Common Share for every eighteen (18) pre-Consolidation Common Shares.

Electra is in the business of battery materials refining and the acquisition and exploration of resource properties. The Company is focused on building a diversified portfolio of assets that are highly leveraged to the electric vehicle supply chain with assets located primarily in North America, with the intent of providing a North American supply of battery materials.

Electra has two significant North American assets:

(i)	a hydrometallurgical refinery located in Ontario, Canada (the “Refinery”); and
(ii)	the Iron Creek Project in Idaho, the Company’s flagship mineral project (the “Iron Creek Project”).

The Common Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ELBM”. The Company is a reporting issuer in all the provinces and territories of Canada and files its continuous disclosure documents with the Canadian Securities Authorities in such jurisdictions. Such documents are available on SEDAR+ at www.sedarplus.com. The Company files reports with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

The Company’s registered office is located at Suite 2400, Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s corporate head office is located at 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3.

General Development of the Business of the Company

Three Year History

The following events significantly influenced the general development of the business of the Company:

2021 Developments

On January 12, 2021, the Company announced long-term cobalt hydroxide feed arrangements with Glencore AG (“Glencore”) and IXM SA (“IXM”), a fully owned subsidiary of China Molybdenum Co., Ltd (“CMOC”), which was expected to provide a total of 4,500 tonnes of contained cobalt per year to the Refinery commencing in late 2022. The contained cobalt was to be provided from Glencore’s KCC mine and CMOC’s Tenke Fungurume mine and represents 90% of the projected capacity of the Refinery.

On January 22, 2021, the Company completed a bought deal prospectus offering, pursuant to a prospectus supplement to the 2020 Base Prospectus, of 1,751,833 units at a price of $5.58 per unit for gross proceeds of $9,775,000. Each unit consists of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant is exercisable into one Common Share at an exercise price of $9.00 per Common Share for a period of 24 months from the closing of the offering. The underwriters received a cash commission equal to 6% of the gross proceeds of the offering and 105,110 compensation warrants, each compensation warrant being exercisable to acquire one Common Share at $5.58 per Common Share, for a period of 24 months from the closing of the offering.

On January 26, 2021, the Company announced that it commenced certain pre-construction activities for the Refinery, including detailed engineering and the tendering process for long lead equipment items. The vendor for the cobalt crystallizer, a critical piece of equipment in the expanded Refinery, had also been selected and the equipment engineering work commenced.

On February 9, 2021, the Company announced the appointment of Regan Watts as Vice-President, Corporate Affairs and Dr. George Puvvada as its Refinery Technical Manager.

On February 22, 2021, the Company filed a supplement to its short form base shelf prospectus filed on November 26, 2020 (the “Base Prospectus”) to establish an at-the-market equity program that allowed the Company to issue up to $10,000,000 of Common shares from treasury to the public from time to time, at the Company’s discretion. Distributions of Common shares through the at-the-market equity program were made pursuant to the terms of an equity distribution agreement between the Company and Cantor Fitzgerald Canada Corporation (“Cantor”). On August 23, 2021, in the context of arranging for the US$45,000,000 combined secured convertible debt and brokered equity financing, as further described under the heading “Selected Financings” below, the Company provided notice to Cantor of the Company’s intention to terminate the at-the-market equity program. The Company raised a total of $686,000 under the at-the-market equity program. Effective as of September 2, 2021, all sales under the at-the-market equity program were suspended.

On March 1, 2021, the Company announced that it completed its transaction with Kuya Silver Corporation (“Kuya”) to sell a portion of its silver and cobalt exploration assets in the Cobalt Camp and form a joint venture to advance the remaining mineral assets (the “Kuya Agreement”). Kuya acquired a 100% interest in the properties located in the Kerr silver district as consideration for which the Company received $1,000,000 in cash and 1,437,470 common shares of Kuya. Kuya also acquired an option to earn a 70% interest in the remainder of the Cobalt Camp assets in exchange for staged payments totaling a further $2,000,000 and expenditures aggregating to $4,000,000 in advance of September 1, 2024. Kuya is to make a milestone payment of $2,500,000 upon completion of a maiden mineral resource estimate of at least 10,000,000 silver equivalent ounces on either of the Kerr area properties or the remaining Cobalt Camp assets. The quantum of the payment increases to $5,000,000 should the resource exceed 25,000,000 silver equivalent ounces. The Company will have a right of first offer to refine base metal concentrates produced at the Refinery as well as a back-in right for any discovery of a primary cobalt deposit on the remaining Cobalt Camp assets.

On March 29, 2021, the Company announced that it had signed a flexible, long-term, offtake agreement (the “Stratton Offtake Agreement”) with Stratton Metal Resources Limited (“Stratton Metals”) for the sale of future cobalt sulfate production from the Refinery. The Company will have the option to sell up to 100% of its annual cobalt sulfate production to Stratton Metals, subject to a minimum annual quantity. The Stratton Offtake Agreement has a five-year term, with quantities to be determined by Electra in advance of each calendar year, and subject to a minimum annual quantity. Pricing will be based on prevailing market prices at the time of the shipment.

Effective April 7, 2021, the Company executed a loan amendment agreement with Glencore to repay the full amount of the existing loan, approximately US$5,506,000 inclusive of capitalized interest, by issuing common shares of the Company. The amendment and settlement were made via a “shares for debt” provision under TSXV rules. Therefore, the Glencore loan payable and associated derivative liability were settled and derecognized for accounting purposes in the second quarter of 2021, with a resulting loss booked by the Company at that time. The shares were issued at a 15% discount to market, consistent with the original loan agreement terms which gave Glencore the right to convert the balance owing to shares of Electra at a discount of 15% at maturity. A total of 1,324,985 shares were issued to Glencore at a deemed price of $5.22 per share.

On April 7, 2021, the Company announced the appointment of Michael Insulan as Vice President, Commercial.

On April 28, 2021, the Company announced it had been awarded funding from the US Department of Energy’s Critical Materials Institute (CMI) to research innovative mineral processing techniques for the Iron Creek Project. The funding from CMI will consist of US$600,000 over a two-year period, with an in-kind match from the Company, as part of a total US$1,200,000 program.

On May 11, 2021 the Company announced it had acquired additional mining claims known as the West Fork Property to the west of the Iron Creek Project. This transaction effectively doubled the Company’s Idaho land position.

On May 25, 2021, the Company announced another transaction, acquiring the Redcastle property to the east of the Iron Creek Project to further expand its land position in Idaho.

On August 23, 2021, the Company entered into subscription agreements with certain institutional investors in the United States for US$37,500,000 principal amount of 6.95% senior secured convertible notes due December 1, 2026 (“2026 Notes”), led by Cantor Fitzgerald Co. as placement agent (the “2021 Note Offering”), and announced a brokered overnight-marketed public offering of Common Shares of approximately $9,500,000 to be priced in the context of the market for aggregate proceeds to the Company of approximately US$45,000,000. On September 2, 2021, an aggregate of 2,119,444 common shares were issued at a price of $4.50 per share. The investors in the 2021 Note Offering also had an option to increase the principal amount of notes subscribed for by up to an additional aggregate amount of US$7,500,000. This option was exercised in full by the noteholders and the additional 2026 Notes were subsequently issued on October 22, 2021. The initial conversion rate of the 2026 Notes is 225.46 Common Shares per US$1,000 (equivalent to an initial conversion price of approximately US$4.50 per Common Share), subject to certain adjustments set forth in the indenture governing the 2026 Notes.

On September 1, 2021, Kuya exercised its option to earn up to a 70% interest in the remaining assets pursuant to the Kuya Agreement. To exercise the option, Kuya issued 671,141 common shares at a 20-day VWAP of $1.49 per common share. Over a 3-year earn-in period, Kuya was previously required to make $1,000,000 in additional payments to the Company and invest $4,000,000 in exploration activities on the properties to earn a 70% interest. Additional milestone payments would be made to the Company in the event a significant silver mineral resource estimate is completed.

On October 5, 2021, the Company announced that it awarded a contract to Metso Outotec for the design and manufacturing of solvent extraction cells as well as technical support for the layout of a new solvent extraction plant and its process control.

On November 30, 2021, the Company announced that it had filed an amendment to the Base Prospectus to increase the total offering price of the securities of the Company that may be offered from time to time under the Prospectus from $20,000,000 to $70,000,000 (or the equivalent thereof in U.S. dollars or other currencies).

On December 30, 2021, the Company announced it signed a five-year cobalt tolling contract and amended the previous concluded five-year cobalt hydroxide feed purchase agreement with Glencore.

2022 Developments

On January 13, 2022, the Company filed a prospectus supplement announced that it has established an at-the-market equity program that allows the Company to issue up to $20,000,000 of Common Shares from the treasury to the public from time to time, at the Company’s discretion (the “ATM Program”). Distributions of the Common Shares through the ATM Program, if any, will be made pursuant to the terms of an equity distribution agreement (the “ATM Distribution Agreement”) between the Company and CIBC Capital Markets (“CIBC”). The ATM Program was effective until December 26, 2022. The ATM Program was facilitated pursuant to a prospectus supplement dated January 13, 2022 to the Company’s base shelf prospectus dated November 26, 2020 as amended pursuant to amendment no. 1 dated November 30, 2021 filed with the securities commissions in each of the provinces of Canada, which are available online under the Company’s profile on SEDAR+ at www.sedarplus.com.

On January 19, 2022, the Company announced that it signed a battery recycling and cobalt sulfate supply agreement with Japanese conglomerate Marubeni Corporation.

On February 10, 2022, the Company announced that it received its Industrial Sewage Works Environmental Compliance Approval from the Ontario Ministry of the Environment, Conservation and Parks, and that it has filed its final closure plan for the Refinery.

On February 23, 2022, the Company announced that it was partnering with the Government of Ontario, Glencore plc and Talon Metals Corp., to launch a battery materials park study. The partners will collaborate on engineering, permitting, socio-economic and cost studies associated with the construction of a nickel sulfate plant as well as a battery precursor cathode materials (“pCAM”) plant adjacent to the Refinery.

On March 1, 2022, the Company announced a financial commitment of $250,000 from the Government of Ontario in support of the study.

On March 4, 2022, the Company’s closure plan for its Refinery received final approval.

On April 5, 2022, the Company announced its intention to submit a formal application to list its Common Shares on the Nasdaq Stock Market LLC.

On April 5, 2022, the Company announced that it would undertake a consolidation of its share capital on the basis of eighteen (18) existing Common Shares for one (1) new Common Shares. The Consolidation was effected at the close of business on April 12, 2022. Commons share, options and units and prices before April 12, 2022 are pre-Consolidation. All share capital and share prices listed after April 12, 2022 are post-Consolidation.

On April 6, 2022, the Company announced that it had entered into an offtake agreement (the “Glencore Offtake Agreement”) for nickel and cobalt produced from a battery recycling plant that it expects to commission in 2023 at its Battery Materials Park (as defined below). Under the agreement, Glencore will purchase nickel and cobalt products until the end of 2024 on market-based terms.

On April 11, 2022, the Company announced the appointment of Renata Cardoso as Vice President, Sustainability and Low Carbon.

On April 26, 2022, the Company announced that the listing of its Common Shares on the Nasdaq had been approved and trading commenced on April 27, 2022.

On May 9, 2022, the Company announced that drilling at its cobalt-copper mineral project in Idaho had successfully extended mineralization by an additional 180 metres to the east of the current deposit as well as down dip from the eastern edge of the resource zone.

On May 17, 2022, the Company filed an amended to its January 13, 2022 prospectus supplement and announced that it had updated its ATM Program to issue up to $20,000,000 (or its equivalent in U.S. currency) of common shares in the United States and Canada from time to time, at Electra’s discretion. The update is to permit sales of common shares under the ATM Program into the United States following Electra’s listing on the Nasdaq. Sales of Common Shares under the ATM Program in the United States and Canada were completed in accordance with the terms of an amended and restated equity distribution agreement dated May 17, 2022 among Electra, CIBC World Markets Inc. and CIBC World Markets Corp.

On May 25, 2022, the Company announced the appointment of Joseph Racanelli as Vice President, Investor Relations.

On May 31, 2022, the Company announced the introduction of a comprehensive set of policies and frameworks that underpin the Company’s commitment to Environmental, Social and Governance (ESG) best practices. Approved by the Company’s Board of Directors, the policies cover Human Rights, Supply Chain, Environment, and Sustainability matters. In support of the rollout of the policies, the Company also launched a whistleblower channel, open for internal and external stakeholders and accessible from Electra’s website.

On June 8, 2022, the Company announced the appointment of Craig Cunningham as Chief Financial Officer following the resignation of former Chief Financial Officer, Ryan Snyder.

On June 22, 2022 the Company announced that as part of its growth strategy in support of the onshoring of electric vehicle supply chains in North America, it has begun preliminary discussions with the Government of Québec to build a new cobalt refinery in Bécancour, Québec that will integrate with an emerging battery materials park in the province.

On July 26, 2022, the Company announced that it had signed a benefits agreement with the Métis Nation of Ontario solidifying a relationship between the two parties and providing employment, training, procurement, and business opportunities related to the construction and expansion of the Refinery.

On August 2, 2022, the Company provided an update on its 2022 exploration program at its Ruby prospect, located 1.5 kilometers from its primary Iron Creek cobalt-copper deposit in the ICB.

On September 8, 2022, the Company announced the highlights of an engineering scoping study prepared by a global engineering firm related to development of an integrated facility that outlined a path to growing nickel, cobalt and manganese refining, recycling of battery black mass material, and pCAM manufacturing using a hydrometallurgical flowsheet and leveraging the Company’s emerging expertise and the Refinery.

On September 22, 2022, the Company announced a commitment on key commercial terms for a three-year agreement (the “Cobalt Supply Agreement”) to supply battery grade cobalt to LG Energy Solution (“LGES”), a leading global manufacturer of lithium-ion batteries for EVs. Subject to definitive agreements, the terms of the Cobalt Supply Agreement provide that the Company will supply LGES with 7,000 tonnes of battery grade cobalt from 2023 to 2025 to be produced at the Refinery. On July 24, 2023, the Company announced that the Cobalt Supply Agreement had been extended and expanded from terms announced in September of 2022. Electra will now supply LGES with 19,000 tonnes of battery grade cobalt over a five-year period beginning in 2025 from its Refinery.

On October 5, 2022, the Company confirmed the existence of a new cobalt zone in the ICB, following the receipt of assay results from drilling at its Ruby prospect. The new drill intercepts are located in close proximity to the Company’s flagship Iron Creek cobalt-copper deposit. Results from Electra’s summer exploration program support a more extensive drill campaign to determine the full extent of Ruby’s mineralization.

On October 13, 2022, the Company announced the start of commissioning of its black mass recycling demonstration plant at its Battery Materials Park following the successful installation of material feed handling and lime delivery systems, two key circuits in Electra’s hydrometallurgical process designed to recycle end of life lithium-ion battery materials.

On November 15, 2022, the Company announced the closing of an overnight-marketed public offering of 2,345,000 units of the Company (the “November 2022 Financing Units”) on a best efforts basis at a price of US$2.35 per unit for gross proceeds of approximately US$5,500,000 (approximately CAD$7,300,000) (the “November 2022 Financing”), with each unit comprising of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant entitling the holder thereof to purchase one Common Share at a price of US$3.10 at any time on or before the date that is 36 months after the closing date of the offering.

On December 14, 2022, the Company announced the acquisition of a cobalt property (the “CAS Property”) in proximity to the Company’s projects in Idaho. The new cobalt property was acquired for US$1.5 million, payable over 10 years upon completion of specific milestones. The underlying claim owner will retain a 1.5% net smelter return which can be purchased by Electra for US$500,000 within one year of commercial production from the CAS Property.

On December 22, 2022, the Company announced the launch of its black mass recycling demonstration plant at its Battery Materials Park located north of Toronto. Under the parameters of the black mass demonstration, Electra plans to process up to 75 tonnes of material in a batch mode. Using its lab tested process, Electra anticipates the recovery of high value elements found in lithium-ion batteries, including nickel, cobalt, lithium, manganese, copper, and graphite.

2023 Developments

On January 4, 2023, the Company announced it had signed an amendment to the Kuya Agreement relating to silver and cobalt exploration assets in the Canadian Cobalt Camp (the “Assets”). Pursuant to the agreement, Electra granted Kuya the right to acquire a 100% in its remaining assets in the Canadian Cobalt Camp. To exercise this right, Kuya was required to make a payment in cash or in the equivalent value of its shares totaling $1,000,000 to Electra on or prior to January 31, 2023. On January 31, 2023, Kuya exercised the option and issued 3,108,108 common shares at a deemed price of $0.37 per share (being the share price equivalent to the earn-in volume weighted average price prior to the issuance) comprised of 2,702,703 common shares as consideration for the $1,000,000 balance owing and an additional 405,405 in satisfaction of $150,000 of indebtedness being retired. Kuya also entered into a royalty agreement with Electra whereby it granted Electra a two percent royalty on net smelter returns from commercial production derived from the remaining assets. Electra retains a right of first offer to refine any base metal concentrates produced from the Assets at Electra’s Ontario refinery.

On January 11, 2023, the Company released its inaugural Sustainability Report outlining the Company’s progress on environmental, social, and governance matters in 2022 and commitments to sustainable, low-carbon production of battery grade materials at the Refinery.

On February 8, 2023, the Company announced that it was in active discussions with the Government of Canada and Government of Ontario with respect to a potential commitment of up to US$7.5 million (approximately $10 million) in additional total funding to support the recommissioning of the Refinery. The terms and conditions for these potential sources of funding are under discussion and subject to final government approvals, therefore there is no guarantee this additional capital will be provided on terms the Company can satisfy, or at all.

On February 14, 2023, the Company announced that it successfully completed the first plant-scale recycling of black mass material in North America and recovered critical metals, including nickel, cobalt, and manganese, needed for the electric vehicle battery supply chain using its proprietary hydrometallurgical process at the Refinery.

On February 14, 2023, the Company provided an update on the commissioning and construction of the Refinery.

While constructing its crystallization circuit, the final stage in the cobalt sulfate refining process, the Company took delivery of a falling film evaporator vessel that was damaged in transit. Custom-built for the Company, the vessel is used to vaporize water from the cobalt solution before it can be crystallized into cobalt sulfate and was valued at approximately US$881,000. The equipment was deemed suitable for installation but a third-party inspection determined that onsite repairs were required before it could be commissioned. The repairs have since been completed. The Company requires microchips throughout its refinery complex as part of the process control system to regulate equipment and integrate various circuits and systems. Global supply shortages of microchips resulted in delays to delivery of several process control system components. The Company was unable to progress fully on some work projects pending delivery of the process control components. As a result of the impact of critical equipment being damaged en route to the Company’s complex north of Toronto and ongoing supply chain disruptions, the Company withdrew its guidance issued on August 11, 2022, and November 9, 2022, for its fourth quarter ending December 31, 2022 along with any forward-looking statements previously made on the timing of the commissioning, capital spend and production of its cobalt sulfate refinery.

In conjunction with this, on February 14, 2023, the Company announced a review of the Refinery scope, scheduling, and capital expenditures and a re-baseline engineering report, the completion of which was announced on October 23, 2023. The re-baseline engineering report estimated that the total capital costs are now at $155 to $167 million, of which approximately $85.6 million had been capitalized as of December 31, 2023. The increase in capital costs has been driven by supply chain disruptions, and global inflationary pressures that negatively impacted all aspects of the Refinery, including contractor labour rate, costs for concrete, steel, piping, and freight.

On February 14, 2023, the Company announced the closing of a private placement offering pursuant to which the Company entered into subscription agreements with investors for the issuance (the “2023 Note Offering”) of an aggregate of US$51,000,000 principal amount of 8.99% senior secured convertible notes due February 2028 (the “2028 Notes”). As part of the 2023 Note Offering, the Company also announced that it purchased and cancelled all of the outstanding 2026 Notes at par value, plus accrued and unpaid interest. The net proceeds of the 2023 Note Offering of approximately US$13.7 million will be used for capital expenditures associated with the expansion and recommissioning of the Refinery, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs. In connection with the 2023 Note Offering, the Company entered into a note indenture (the “2023 Note Offering Indenture”) with GLAS Trust Company LLC, as trustee for the 2028 Notes, a warrant indenture with TSX Trust Company (the “2023 Warrant Indenture”), as warrant agent for the 2023 Warrants (as defined below), and other customary associated security documentation. The 2028 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$2,000,000 under the terms of the 2028 Notes.

The initial conversion rate of the 2028 Notes is 403.2140 common shares per US$1,000,000 (the “Conversion Ratio”) (equivalent to an initial conversion price of approximately US$2.48 per common share) subject to certain adjustments set forth in the indenture governing the 2028 Notes.

Holders of the 2028 Notes (“2028 Noteholders”) received an aggregate of 10,796,054 common share purchase warrants (the “2023 Warrants”) exercisable for five years at an exercise price of US$2.48 per common share, which is the same price as the conversion price in connection with the 2023 Note Offering. The 2023 Warrants were amended on January 12, 2024 as further described below.

The 2028 Notes bear interest at 8.99% per annum, payable in cash semi-annually in arrears in February and August of each year and will mature in February of 2028. During the first 12 months of the term of the 2028 Notes, the Company may elect to pay interest through the issuance of common shares at an increased annual interest rate of 11.125%. In the event the Company achieves a third-party green bond designation during the term of the 2023 Note Offering Indenture, the interest rate on future cash interest payments shall be reduced to 8.75% per year and the interest rate of future interest paid through the issuance of common shares shall be reduced to 10.75% per year. The initial 2028 Noteholders also received a royalty of an aggregate of 0.6% of revenues for five (5) years from the commencement of commercial production, subject to certain allowable deductions in the first year of the term.

The 2028 Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors.

After the second anniversary of the issue date of the 2028 Notes, the Company may mandate the conversion of the 2028 Notes at the Company’s option in the event the trading price of Common Shares exceeds 150% of the conversion price of the 2028 Notes at such time for at least 20 trading days, whether consecutive or not, during any consecutive 30 trading day period.

Upon early conversion of the 2028 Notes, the Company will make an interest make-whole payment equal to the lesser of the two years of interest payments or interest payable to maturity, which may be made in cash or common shares at the Company’s election. If an investor elects to converts its 2028 Notes in connection with a fundamental change, the Conversion Ratio will be increased based on the date of occurrence or effective date of the fundamental change and the share price, but in no event will the Conversion Ratio exceed 473.7764.

On March 10, 2023, the Company announced a new mineral resource estimate for the Iron Creek Project. The new mineral resource estimate was based on infill drilling and limited step-out drilling and provides an increase of 83% to the indicated mineral resource category coming from the conversion of 1.7Mt to the indicated mineral resource category. The indicated mineral resource is now 4.4M tonnes grading 0.19% cobalt and 0.73% copper containing 18.4M pounds of cobalt and 71.6M pounds of copper. The inferred mineral resource is now 1.2M tonnes grading 0.08% cobalt and 1.34% copper for an additional 2.1M pounds of cobalt and 36.5M pounds of copper. The Company subsequently filed the Technical Report with respect to the new mineral resource estimate titled “NI 43-101 Technical Report and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA” dated March 10, 2023 with an effective date of January 27, 2023 (the “43-101 Technical Report”). The 43-101 Technical Report was prepared by Martin Perron, P.Eng. Marc R. Beauvais, P. Eng, Pierre Roy, P. Eng. and Eric Kinnan, P.Geo., each of whom is a qualified person and “independent” as such term is defined National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). See “Iron Creek Project” below. We have also prepared the 2024 Iron Creek Technical Report Summary (the “2024 Technical Report Summary”) in compliance with S-K 1300. The 2024 Technical Report Summary was prepared by Martin Perron, P.Eng. of InnovExplo Inc., Marc R. Beauvais, P.Eng. of InnovExplo Inc., Eric Kinnan, P.Geo. of InnoExplo Inc., and Pierre Roy, P.Eng of Soutex Inc. All of the Qualified Persons (or “Authors”) of the 2024 Technical Report Summary are independent of the Company within the meaning of S-K 1300. The 2024 Technical Report Summary is included as Exhibit 15.4 of this Annual Report.

On March 13, 2023, the Company announced that it had successfully recovered lithium, a critical mineral need for the electrical vehicle battery supply chain in its black mass recycling trial at the Refinery. The recovery and subsequent production of a technical-grade lithium carbonate product in a plant-scale setting validates the Company’s proprietary hydrometallurgical process.

On May 2, 2023, the Company announced the signing of a memorandum of understanding with the Three Fires Group Inc. (“Three Fires”) to form a joint venture focused on the primary recycling (shredding) of lithium-ion battery waste in Ontario, underpinned by Electra’s propriety black mass refining capabilities that recover high value elements, including lithium, nickel, cobalt, and graphite. Under the joint venture, Electra and the Three Fires will collaborate to source and process lithium-ion battery waste generated by manufacturers of current and future battery cells, electric vehicles, and energy storage systems. The waste is expected to be processed at a future facility in southern Ontario to produce black mass material that will be further refined using Electra’s proprietary hydrometallurgical process at its Refinery. As part of the Three Fires agreement, the Company and Three Fires have agreed to work together to secure a net-zero industrial facility that can be used to shred and separate lithium-ion batteries and produce black mass material.

On May 11, 2023, the Company completed a desktop scoping study to evaluate the potential economics of developing a standalone black mass process plant within its refinery complex capable of processing 2,500 tonnes of black mass material per annum. The facility could be scaled over time as the market for battery recycling expands.

On May 11, 2023, Electra announced that it had initiated a process to evaluate potential strategic alternatives to maximize shareholder value and close the funding gap to complete the construction and commissioning of the Refinery. BMO Capital Markets was retained to assist with the process. The board of directors (the “Board”) evaluated a range of alternatives identified by the process including but not limited to a potential equity investment from a strategic partner and merger opportunities with other entities. None of the strategic options were approved or ratified by the Board but the Company may consider strategic options in the future. The Company continues to explore strategic alternatives, and there is no assurance that this process will culminate in any transaction or alternative.

On May 24, 2023, the Company announced the resignation of Garett Macdonald as a member of the Board of Directors.

On June 9, 2023, the Company announced the resignation of Craig Cunningham as the Chief Financial Officer effective June 30, 2023, and the appointment of Peter Park as Chief Financial Officer effective July 1, 2023.

On June 26, 2023, the Company announced that it had received a commitment for a strategic investment from the Three Fires in support of advancing the Company’s Battery Materials Park north of Toronto and accelerating its battery recycling strategy in North America. The Three Fires investment was expected to form part of a larger financing by Electra totaling up to $20 million. Ultimately, the Company completed a financing for gross proceeds of $21.5 million without any participation by Three Fires, though the parties agreed to reconsider a strategic investment in tandem with the advancement of the primary recycling joint venture.

On July 17, 2023, the Company announced the first customer shipment of nickel-cobalt produced at its Refinery from recycled battery material. Using Electra’s proprietary hydrometallurgical process, the nickel-cobalt mixed hydroxide precipitate product (“MHP”) was produced in the Company’s black mass recycling trial currently underway at its Refinery.

On August 11, 2023, the Company completed a previously announced brokered private placement (the “2023 Market Offering”) and concurrent non-brokered private placement (the “2023 Non-brokered Offering”) for aggregate gross proceeds of $21.5 million. Under the terms of the 2023 Market Offering, the Company issued 15,000,000 units at a price of $1.10 per unit for aggregate gross proceeds of $16.5 million and issued 4,545,451 units for aggregate gross proceeds of $5 million under the 2023 Non-brokered Offering. Each unit consists of one Common Share and one Common Share purchase warrant. Each warrant entitles the holder thereof to purchase one additional Common Share at a price of $1.74 for a period of two years. Under the 2023 Market Offering, the agent received cash commission of $990,000 and 900,000 non-transferable warrants entitling the holder to purchase one common share for each warrant at a price of $1.10 for a period of two years, subject to certain events.

On September 19, 2023, the Company filed a Notice of Change of Auditors, together with the required letters from each party on SEDAR+ in connection with a change of the Company’s auditors from KPMG LLP, Chartered Professional Accountants to MNP LLP, Chartered Professional Accountants effective September 18, 2023.

On the same day, the Company also disclosed that commissions of $3,415,000 and US$2,547,000 were paid to CIBC World Markets Inc. and CIBC World Markets Corp., respectively in related to distributions made between October 1, 2022 and December 26, 2022 and the termination of the distribution agreement with the Company.

On September 21, 2023, the Company was notified by the Nasdaq that the closing price of the Common Shares for the 30 consecutive business day period from August 9, 2023 to September 20, 2023 did not meet the minimum bid price of US$1.00 per share required for continued listing on the Nasdaq (the “Minimum Bid Price Requirement”). The Nasdaq Minimum Bid Price Requirement notice had no immediate effect on the listing of the Common Shares at that time, and the Common Shares continue to trade on Nasdaq under the symbol “ELBM”. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given 180 calendar days to regain compliance with the Minimum Bid Price Requirement. On March 20, 2024, the Company received an additional 180-day’s notice from the Nasdaq to regain compliance with the Minimum Bid Price Requirement (effective to September 16, 2024).

On October 2, 2023, the Company provided an update on the Company’s battery materials recycling trial, confirming improved recoveries of high-value elements, higher metal content in saleable products produced, and reduced use of reagents. Combined, the improvements pave the way for higher-quality customer products and improved economics for continuous battery materials recycling operations.

On October 23, 2023, the Company provided an update on the Refinery noting that certain long lead items delayed since 2021 had been delivered and announced the completion of the engineering study first announced on February 14, 2023. The Company confirmed that an additional US$55.7 to US$62 million is required to complete construction and that Management is working on a largely non-dilutive funding solution with the government and industry stakeholders to address the additional capital.

On October 25, 2023 the Company announced that it had obtained an easement on lands adjacent to the Refinery for the purpose of installing, operating and maintaining certain electrical works servicing water pumping facilities located on the Refinery in exchange for a total of 10,000 common shares at a deemed price of $0.74 per common share, representing an aggregate purchase price of $7.4 million.

On November 28, 2023, the Company announced the signing of a memorandum of understanding with Rock Tech Lithium for the development of a partnership to supply recycled lithium from Electra’s Refinery for upgrading to battery-grade lithium chemicals in Rock Tech’s lithium refineries. Processing of material is expected to commence in an initial phase beginning in 2026.

On December 1, 2023, the Company announced its intention to amend the terms of the 2023 Warrants issued in connection with the 2023 Note Offering. Pursuant to the proposed amendments to the 2023 Warrants, the exercise price would be reduced from US$2.48 to $1.00 per Common Share. In addition, the 2023 Warrants would be amended to include an acceleration clause such that the term of the 2023 Warrants would be reduced to 30 days (the “Reduced Term”) in the event the closing price of the Common Shares on the TSXV exceeds $1.00 by 20% or more for ten (10) consecutive trading dates (the “Acceleration Event”), with the Reduced Term to begin seven (7) calendar days after such ten (10) consecutive trading day period. Upon the occurrence of an Acceleration Event, holders of the 2023 Warrants would be permitted to exercise the 2023 Warrants on a cashless basis, based on the value of the 2023 Warrants at the time of exercise, subject to compliance with the policies of the TSXV.

On December 5, 2023, the Company promoted George Puvvada as the Vice-President of Metallurgy and Technology.

On December 29, 2023, the Company announced the appointment of David Allen as the Chief Financial Officer of the Company effective January 1, 2024, replacing Peter Park.

Also on December 29, 2023, the Company announced that it intends to file a resale registration statement with the Unites States Securities and Exchange Commission. The registration statement will address resale registration rights previously granted to holders of 2028 Notes and will include Common Shares issuable upon the conversion of the Notes themselves as well as the exercise of 2023 Warrants (as defined below) previously issued to holders. Pursuant to the 2023 Note Offering Waiver (as defined below), the Company will no longer proceed with filing of the resale registration statement.

Subsequent Events

On January 12, 2024, the Company entered into a supplemental indenture to effect the amendment with TSX Trust Company, as warrant agent, to the 2023 Warrant Indenture.

The proposed amendments were agreed upon with the holders of the 2023 Warrants following constructive negotiations and more closely align the terms of the 2023 Warrants with current market conditions. As partial consideration for the proposed amendments, the holders of the 2023 Warrants have agreed not to exercise certain adjustment provisions they hold in connection with the 2028 Notes. As a result, the 2028 Notes have not been re-priced at a lower exchange rate and no amendments have been made in respect of the debt conversion ratio. The proposed amendments also serve to reduce potential dilution in the Company’s capitalization in the event the 2028 Notes are converted into equity, while the cashless exercise feature will serve to concurrently reduce the dilutive effect of future exercises of 2023 Warrants upon the occurrence of an Acceleration Event.

On January 15, 2024, the Company announced the appointment of Heather Smiles as the Vice-President, Investor Relations and Corporate Development.

On February 9, 2024, the Company announced that it has received a $5 million investment commitment from the Government of Canada of which $4 million has been received, towards the construction of North America’s first cobalt sulfate refinery. Located in Temiskaming Shores, Ontario, the facility will produce approximately five percent of the global supply of battery grade cobalt needed for electric vehicles. The investment will be provided in the form of a grant from the Federal Economic Development Initiative for Northern Ontario (FedNor).

On February 27, 2024, the Company announced that the Company and the holders of the 2028 Notes entered the 2023 Note Offering Waiver. Pursuant to the 2023 Note Offering Waiver, the Company is required to make payment of accrued interest on August 15, 2024, other than the interest paid through the issuance of shares set out below. In the event of a default by the Company under the 2023 Note Offering Indenture, the Company is required to pay the interest immediately. Pending repayment, the interest will be treated as additional principal amounts of 2028 Notes entitled to the same rights as the notes under the 2023 Note Offering Indenture, including the accrual of additional interest under the 2023 Note Offering Indenture and the right to convert into Common Shares. In addition, subject to certain conditions, the 2028 Noteholders have agreed to waive the requirement set out in the 2023 Note Indenture for the Company to file a registration statement to provide for the resale of the Common Shares underlying the 2028 Notes and 2023 Warrants.

On March 21, 2024, the Company issued an aggregate of 843,039 Common Shares at a deemed issue price of $0.6439 per Common Share in satisfaction of a portion of the interest payable to certain of the 2028 Noteholders. The deemed issue price was calculated at 95% of the simple average of the volume weighted average trading price of the Common Shares for each of the five trading days ending on, and including, March 20, 2024.

On March 21, 2024, the Company announced it had received an additional 180-days from Nasdaq to regain compliance with the Minimum Bid Price Requirement under Nasdaq’s Listing Rule 5550(a)(2). If at any time before September 16, 2024, the bid price of the Common Shares closes at or above US$1.00 per Common Share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

On April 2, 2024, the Company and Eurasian Resources Group S.A.R.L announced that they have signed a binding letter of intent for long-term supply of ERG’s cobalt hydroxide Electra’s cobalt sulfate Refinery. This transaction supports efforts to onshore the battery supply chain and reduce reliance on foreign refiners. Starting from 2026, under the three-year supply agreement, ERG will deliver 3,000 tonnes per annum of IRA-compliant cobalt to Electra’s refinery north of Toronto. With this agreement, Electra has sufficient cobalt hydroxide feed material to meet all of the refinery’s annual capacity.

4.B. Business overview

Background

The Company was incorporated on July 13, 2011 under the BCBCA. On September 4, 2018, the Company was continued under the CBCA. On December 6, 2021, the Company changed its name from “First Cobalt Corp.” to “Electra Battery Materials Corporation”. The Company is in the business of battery materials refining, including refining material from mining operations and from the recycling of battery scrap and end of life batteries. Electra is focused on building a diversified portfolio of assets that are highly leveraged to the battery supply chain with assets located primarily in North America, with the intent of providing a North American supply of battery materials.

The Company owns two main assets – the Refinery located in Ontario, Canada and the Iron Creek cobalt-copper project located in Idaho, United States.

The Company has been progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America. Its primary focus for 2022-23 was to advance the expansion and recommissioning of the Company’s Refinery (Phase 1 of the Company’s phased approach to build the Battery Materials Park).

The Refinery and the Battery Materials Park

The Company is working towards restarting its hydrometallurgical Refinery in Ontario, Canada, as the first phase in a multi-phase strategy to create a fully integrated, environmentally sustainable North American battery materials park (“Battery Materials Park”), which could provide battery grade nickel and cobalt and recycled battery materials to the North American and global electric vehicle battery market. It is anticipated that the phased strategy will be approached in the following order:

●	Phase 1 entails an expansion and recommissioning of the Company’s Refinery. The Company anticipates the refinery will produce at an initial rate of 5,000 tonnes per annum of battery cobalt contained in cobalt sulfate from cobalt hydroxide intermediate product supplied from leading and certified mining operations.

●	Phase 2 entails a permit amendment and an expansion of certain circuits to increase cobalt production to 6,500 tonnes per annum of battery cobalt contained in cobalt sulfate, which aligns with the nameplate capacity of the Company’s crystallization circuit. The Company purchased larger equipment such that a step up in production to 6,500 tonnes per annum in the future is possible.
●	Phase 3 entails the recycling of black mass from spent lithium-ion batteries supplied by various black mass producers (battery shredders) in Canada and the United States, recovering lithium, nickel, cobalt and other critical metals. Pursuant to a joint venture with Three Fires, Electra is also seeking to collaborate with Three Fires to produce black mass in southern Ontario from battery manufacturing scrap, which could provide a steady source of feed material for Phase 3.
●	Phase 4 entails the construction of a nickel sulfate plant, thereby providing all of the necessary components (other than manganese) to attract a precursor manufacturer to establish a facility adjacent to these refining operations.

On May 4, 2020, the Company announced positive results from an engineering study (the “Refinery Study”), that outlined the Refinery’s ability to reach annual production of 25,000 tonnes of battery grade cobalt sulfate from third party feed, representing approximately 5% of the total global refined cobalt market and 100% of North American cobalt supply with strong operating cash flows and a globally competitive cost structure.

The Refinery Study was prepared to summarize the results of an engineering study prepared at a feasibility level related to the Refinery. The report does not constitute a feasibility study within the definition employed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), as it relates to a standalone industrial project and does not concern a mineral project of Electra. As a result, disclosure standards prescribed by NI 43-101 are not applicable to the scientific and technical disclosure in the report. Any references to scoping study, prefeasibility study or feasibility study by Electra, in relation to the Refinery, are not the same as terms defined by the CIM Definition Standards and used in NI 43-101. The Refinery Study is also not based on any existing mineral reserves or mineral resources of the Company and the Company does not contemplate that any of the Company’s current mineral projects will provide a source of feedstock for the Refinery.

Subsequent to the Refinery Study, significant additional metallurgical testing, engineering work, flow-sheet optimization, costing and market analysis was completed, rendering many of the conclusions in the Refinery Study obsolete. As the Company entered the full development phase of the refinery expansion project in 2022, most of the long-lead custom equipment was ordered. Almost all of the long-lead equipment is now at the Refinery, either installed or in storage awaiting installation. As the project has progressed and changed from the Refinery Study, the original economic outputs should no longer be relied upon.

In response to strong customer demand, the Company invested in increased capacity for its cobalt crystallizer, which will result in installed capacity of 6,500 tonnes of annual contained cobalt production, a 30% increase from the engineering study design of 5,000 tonnes. Future permit amendments will be sought to permit this increased output level. The Company has also studied opportunities to utilize black mass from recycled lithium-ion batteries to provide supplemental cobalt feedstock for this circuit.

The Company has achieved several additional key milestones on its development path for the Refinery, including:

●	Feedstock arrangements announced with Glencore and IXM (January 2021)
●	Commencement of detailed engineering and pre-construction activities
●	Sale of Cobalt Camp properties to Kuya Silver (March 2021)
●	Solvent extraction design and manufacturing contract awarded to Metso-Outotec (October 2021)
●	Increased cobalt crystallizer capacity and formalized new project capital budget
●	Five-year tolling contract and amended feed purchase agreement with Glencore (December 2021)

●	Receipt of Industrial Sewage Works approval (February 2022)
●	Offtake agreement signed with LGES for 7,000 tonnes of battery grade cobalt (September 2022)
●	Completion of recommissioning of the analytical lab, feed material handling system (including ball mill and mixing station), leach circuit, filter presses and reagent handling systems (October 2022)
●	Receipt of final approval for closure plan for the Refinery (November 2022)
●	Completion of construction of the cobalt sulfate loadout facility (Q1 2023)
●	Completion of the solvent extraction building (Q1 2023)
●	Receipt of the majority of long lead and custom fabricated equipment from suppliers around the world, thereby reducing the schedule risk associated with final construction (May 2023).
●	Completion of re-baseline report (May 2023)
●	LGES offtake agreement amended to 19,000 tonnes over five years (July 2023)
●	Supply agreement with ERG for 3,000 tonnes per annum of cobalt starting from 2026 (April 2024)

While constructing the crystallization circuit, the final stage in the cobalt sulfate refining process, the Company took delivery of a falling film evaporator vessel that was damaged in transit. Custom-built for the Company, the vessel is used to vaporize water from the cobalt solution before it can be crystallized into cobalt sulfate. The evaporator vessel is valued at approximately $881,000 and measures approximately 60 feet in length and five feet in diameter. Subsequent inspection of the damaged equipment determined that the falling film evaporator vessel is suitable for installation. The damaged equipment has since been repaired on site. The Company uses microchips throughout the Refinery as part of the process control system to regulate equipment and integrate various circuits and systems together. Global supply shortages of microchips resulted in delays to delivery of several process control system components. Although the Company advanced the construction of the Refinery, the Company is unable to progress fully on some work projects pending delivery of the process control components.

In conjunction with this, on February 14, 2023, the Company announced a review of the Refinery scope, scheduling, and capital expenditures and a re-baseline engineering report the completion of which was announced on October 23, 2023. The re-baseline engineering report estimated that the total capital costs are now at $155 to $167 million, of which approximately $85.6 million had been capitalized as of December 31, 2023. The increase in capital costs has been driven by supply chain disruptions, and inflationary pressures that negatively impacted all aspects of the Refinery, including contractor labour rate, costs for concrete, steel, piping, and freight.

The Company will require additional financing in 2024 to continue operations and to complete the construction and final commissioning of the Refinery, advance its battery recycling strategy, and remain in compliance with the minimum liquidity covenant under the 2028 Notes.

The Company received approval for its Air and Noise permit and its Permit to Take Water, and as noted above, the Company has received final approvals for its Industrial Sewage Works permit amendment and its revised Refinery closure plan. An updated Permit to Take Water was received in July, 2022, to ensure the volumes match the Industrial Sewage Works Permit, which will need to be completed in advance of operation.

The Company continues to make progress towards achieving its objective of providing the world’s most sustainable battery materials for the electric vehicle market. The Company continues to work with engineering firms, its commercial partners, process experts and financial advisers to finalize and execute on the plans for its recommissioning and expansion of the Refinery.

See “Refinery” below for more information with respect to the 2020 Refinery Study.

Recycling of Black Mass

The Company launched a black mass trial late in 2022 at the Refinery to recover high-value elements found in shredded lithium-ion batteries. Using a proprietary hydrometallurgical process, the Company successfully completed the first plant-scale recycling of black mass material in North America and confirmed the recovery of a number of critical metals, including lithium, nickel, cobalt, manganese, and graphite, needed for North America’s EV battery supply chain, surpassing initial expectations.

To date, Electra has produced quality nickel-cobalt mixed hydroxide, graphite, and lithium carbonate products in its black mass recycling trial.

In Q2 2023, the Company completed a desktop scoping study to evaluate the potential economics of developing a standalone black mass process plant within its refinery complex capable of processing 2,500 tonnes of black mass material per annum. The facility could be scaled over time as the market for battery recycling expands.

The desktop scoping study was based on a number of assumptions, including annual processing of 2,500 tonnes of black mass, metal prices using analysts’ long-term forecasts, recovery rates consistent with those achieved to date, and $12.6 million of committed capital comprised of $8.1 million for capital costs and $4.5 million in working capital.

The desktop scoping study was based on a number of assumptions, including annual processing of 2,500 tonnes of black mass, metal prices using analysts’ long-term forecasts, recovery rates consistent with those achieved to date, and $12.6 million of committed capital comprised of $8.1 million for capital costs and $4.5 million in working capital.

On July 17, 2023, Electra announced the first customer shipment of the nickel-cobalt mixed hydroxide precipitate product (“MHP”) produced at its refinery complex north from recycled battery material.

On October 2, 2023, Electra provided an update on its battery materials recycling trial, confirming improved recoveries of high-value elements, higher metal content in saleable products produced, and reduced use of reagents. Combined, the improvements pave the way for higher-quality customer products and improved economics for continuous battery materials recycling operations.

As a result of the successes achieved, the Company continued to process black mass material at its Refinery through the end of 2023. On February 5, 2024, the Company provided an update on its battery materials recycling trial, including that the plant-scale black mass recycling trial is now largely complete.

Key highlights of the black mass trial include:

●	40 tonnes of black mass material have been processed in a plant scale setting, believed to be the first of its kind in North America.
●	Recovery rates for all targeted metals have improved since the start of the trial.
●	Improved lithium carbonate product quality by nearly 20% from its initial processing and product quality is now approaching “technical grade” lithium carbonate. Discussions are ongoing with lithium companies to assess the tradeoffs between collaboration or producing a technical grade in-house.
●	Refinements to the process parameters for the nickel-cobalt mixed hydroxide precipitate (MHP) produced from the recycling process have at times improved paymetal concentration in the final MHP product to nearly 50% nickel and cobalt, well above quoted market standards. Improved metal concentration creates the opportunity to generate a higher metal payable, thereby improving the potential economics of continuous recycling operations.
●	Approximately 28 tonnes of MHP product have been shipped to customers to date.

●	Manganese recovery rate has been further improved to approximately 95% by strategically modifying the use and sequencing of reagents.
●	Reagent requirements have been reduced and in some cases alternative, less costly reagents have been used for improved overall metal recovery. Further, some of the reagent additions substituted have reduced overall impurity levels within the process. The reduction in reagent use and substitution of certain reagents are expected to lower operating expenses, thereby improving the economics of continuous recycling operations.
●	Continued optimization studies are underway, including metal recovery from internal recycling streams such as reusing tailings water as process water to feed the plant, thus making the process entirely closed circuit with minimal environmental impacts.
●	Preliminary results of laboratory work to explore the potential of isolating cobalt from nickel contained in the leach liquor using hydrometallurgical methods are positive. Isolating the cobalt could improve the overall payability of both the resultant cobalt and nickel product.

The Iron Creek Project

Following the completion of the acquisition of US Cobalt (as defined below), the Company owns 100% of the Iron Creek Project which is located about 42 kilometres southwest of Salmon, Idaho, within the historic Blackbird cobalt-copper district of the ICB. The project consists of seven patented Federal lode claims that straddle Iron Creek, and a surrounding group of 83 unpatented Federal lode claims. As noted above, the Company announced a new mineral resource estimate for the Iron Creek Project in Idaho, USA in January 2020. The new mineral resource estimate was based on infill drilling and limited step-out drilling which included the conversion of 49% of resources from the inferred mineral resource category to the indicated mineral resource category while also increasing the overall tonnage. The indicated mineral resource is now 2.2M tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3M pounds of cobalt and 29.1M pounds of copper. The inferred mineral resource is now 2.7M tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7M pounds of cobalt and 39.9M pounds of copper. In April 2020, the Company announced additional staking added 43 new claims to the Company’s Idaho land package. The Company further increased its property position around Iron Creek in May 2021, with the acquisition of the West Fork Property and the announcement of the Redcastle property earn-in agreement. In June 2021, the Company announced the commencement of its 2021 Idaho exploration program encompassing 4,500 metres of drilling, geophysical surveys, and bedrock geological mapping at a budgeted cost of $2,500,000. Together, the patented and unpatented claims cover an area of approximately 5,900 acres. See “Iron Creek Project” for more information with respect to the Iron Creek Project.

The Cobalt Camp

As further discussed under “General Development of the Business – 2021 Developments” above, on March 1, 2021, the Company announced that it completed its transaction with Kuya to sell a portion of its silver and cobalt mineral exploration assets from its Cobalt Camp and form a joint venture to advance the remaining mineral assets comprising the Cobalt Camp. The Cobalt Camp is approximately a five-hour drive from Toronto, Ontario. On December 31, 2022 the Company signed an option agreement to sell the Company’s interest in the Joint Venture created with Kuya related to the Cobalt Camp mineral assets. Kuya completed the acquisition under the option on January 31, 2023 completing the sale of the mineral assets. Kuya also entered into a royalty agreement with Electra whereby it granted Electra a two percent royalty on net smelter returns from commercial production derived from the remaining assets. Electra retains a right of first offer to refine any base metal concentrates produced from the assets at the Refinery. The Cobalt Camp is not material property for the purpose of this Annual Report.

Specialized Skills and Knowledge

Successful exploration, development and operation of the Company’s cobalt projects will require access to personnel in a wide variety of disciplines, including engineers, geologists, geophysicists, drillers, managers, project managers, accounting, financial and administrative staff, and others. Since the project locations are also in jurisdictions familiar with and friendly to advanced manufacturing and resource extraction, management believes that the Company’s access to the skills and experience needed for success is sufficient.

Competitive Conditions

The Company’s activities are directed towards the potential recommissioning and expansion of the Refinery and the exploration, evaluation, and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in the recommissioning and expansion of the Refinery or discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment. See “Risk Factors – The Company operates in a competitive market” above.

Components

The Company’s Refinery expansion depends on the sourcing, pricing, and availability of mine production for refining. Most of the cobalt consumed today is mined in the DRC and then shipped to China for refining. There are no primary cobalt refining facilities operating in North America, which gives the Refinery a strategic advantage in the EV supply chain. The ability of the Refinery to Company produce battery grade cobalt sulfate using different types of feedstock will assist in diversifying sourcing of mine production for the Refinery.

Business Cycles

Refining battery materials is linked to the growth of the EV market, which has been expanding for the past five years and is projected to continue growing in the years ahead. Mining is a cyclical industry and commodity prices fluctuate according to global economic trends and conditions. If refining operations have contracts that are based prevailing commodity prices, the business would be similarly impacted by mining cycles. See “Risk Factors – Risk Related to the Cyclical Nature of the Mining Business” below.

Environmental Protection

The Company’s Refinery expansion and exploration activities are subject to various levels of federal, provincial, state, and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

The Refinery has active permits and is subject to a reclamation bond and closure plan. The total provision for reclamation and closure cost obligations at December 31, 2023 was $3,126,000. The Company submitted an updated closure plan, which covers activities still to take place at site, with a total closure cost of $3,142,000. A surety bond for the closure activities for $3,450,000 remains deposited with the Province of Ontario.

The Iron Creek Project is located within Salmon National Forecast, under the administration of the United States Forest Service (“USFS”). The Company manages all activities on site to ensure all work is performed in compliance with existing environmental regulations. It is understood that water and particulates from any drilling or other work should be prevented from entering any body of water without first being treated so there is no sediment or other contaminants entering the water.

Environmental and Social Governance

The Company’s mission is to be one of the most sustainable producers of battery materials.

Cobalt is a key element in fueling the lithium-ion batteries used in electric vehicles and for electric battery storage, both of which are essential technologies in the reduction of global carbon emissions.

The Company strives to be a leader amongst its peer group in Environmental and Social Governance (“ESG”). Cobalt is essential to the global transition to electric mobility and Electra is committed to sustainable production and employing industry leading ESG practices at its Refinery.

The Company will provide a clean and ethical supply of cobalt for the EV market from large, commercial mining operations that provide ethically sourced cobalt and the highest quality cobalt hydroxide globally. As a member of the Cobalt Institute, the Company will follow the Cobalt Industry Responsible Assessment Framework (CIRAF), an industry-wide risk management tool that helps cobalt supply chain players identify production and sourcing related risks. Electra also committed to the Responsible Minerals Initiative, which will include a third-party audit of the systems in place to responsibly source minerals in line with current global standards.

The Refinery is projected to have a lower quartile carbon intensity cobalt by virtue of hydro powered mining operations supplying its hydro powered refining operation. In October 2020, results were released from an independent Life Cycle Assessment (“LCA”) which affirmed the low carbon footprint of the Refinery. The report concluded that the environmental impacts associated with refining cobalt at the Refinery will be materially lower than the published impacts of a leading Chinese refiner.

The Company takes a proactive, risk-based approach to environmental management and human rights with robust measures intended to minimize the environmental impact of operations and prevent the use of child labor at any level in the supply chain. Electra believes that these and other ESG practices will help it establish a premium brand of cobalt sulfate for the electric vehicle market.

4.C. Organizational Structure

Intercorporate Relationships

Electra has four direct subsidiaries, being Cobalt Industries of Canada Inc., Cobalt Projects International Corp. (“Cobalt Projects”), both of which are incorporated under the laws of the Province of Ontario, Canada, U.S. Cobalt Inc. (“US Cobalt”), which is incorporated under the laws of the Province of British Columbia, Canada, and Cobalt One PTY Ltd. (“Cobalt One”), an Australian corporation. Electra is the registered and beneficial owner of all of the outstanding share capital in all four direct subsidiaries.

The following shows the Company’s intercorporate relationships. Electra owns, directly or indirectly, 100% of each subsidiary unless otherwise indicated.

Electra Battery Materials Corporation (Canada)

(I)Cobalt Industries of Canada Inc. (Ontario)

(II)Cobalt Projects International Corp. (Ontario)

(III)U.S. Cobalt Inc. (British Columbia)

(i)	Scientific Metals (Delaware) Corp. (Delaware)
(ii)	1086370 B.C. Ltd. (British Columbia)
(a)	Idaho Cobalt Company (Idaho)
(iii)	Orion Resources NV (Nevada)

(IV)Cobalt One PTY Ltd. (Australia)

(i)	Cobalt Camp Refinery Ltd. (British Columbia)
(ii)	Cobalt Camp Ontario Holdings Corp. (British Columbia)
(iii)	Acacia Minerals Pty Ltd (Australia)
(iv)	Ophiolite Consultants Pty Ltd (Australia)

4.D. Property, plant and equipment

REFINERY

The Refinery

The Refinery is wholly-owned by Cobalt Camp Refinery Limited (“CCRL”), a subsidiary of Electra. The Refinery is currently under development with permit amendments mostly complete. The refinery business plan involves modifying the existing flowsheet to treat cobalt hydroxide feed material to produce cobalt sulfate used in the manufacture of batteries for electric vehicles. The flowsheet changes from the feasibility study were supported by bench and pilot scale metallurgical test work. The Company intends to refurbish and expand the refinery to produce, first 5,000 tonnes per annum (tpa) of production capacity of cobalt contained in cobalt sulfate before expanding to 6,500 tpa of production capacity.

Refinery Description and Location

The Refinery is located at approximately 47.40640° north and 79.62225° west in Lorrain Township near the town of North Cobalt, Ontario. The Refinery is located approximately 1.5 km east of the town of North Cobalt, along Highway 567, locally referred to as “Silver Centre Road”.

The facility was permitted in 1996 with a nominal throughput of 12 tpd and operated intermittently until 2015, producing a cobalt carbonate product along with nickel carbonate and silver precipitate. The facility is located on approximately 250 acres, with two settling ponds and an autoclave pond. The current footprint also includes a large warehouse building that once housed a conventional mill.

Infrastructure and Physiography

The Refinery is located near the town of North Cobalt and the city of Temiskaming Shores. Temiskaming Shores is an amalgamation of the towns of New Liskeard, Dymond, Haileybury and North Cobalt. Geographically, the Refinery is closest to the town of North Cobalt approximately 140 km north of the city of North Bay. The Refinery is accessed from the town of North Cobalt via an all-weather road from Silver Centre Road (Highway 567).

The region experiences a typical continental-style climate, with cold winters and warm summers. Daily average temperature ranges from -15°C in January to 18.3°C in July. The coldest months are December to March, during which the temperature is often below -20°C and can fall below -30°C. During summer, temperatures can exceed 30°C. Snow accumulation begins in November and generally remains until the spring thaw in mid-March to April, with the average monthly snowfall peaking at 40 cm in January and a yearly average of 181 cm.

Basic services are available locally in Temiskaming Shores, and further services are available in Sudbury. Sudbury is located 200 km by road southwest of the Refinery and is considered a world-class mining centre and major hub for retail, economic, health, and education sectors in Northern Ontario. Most of the resources for the restart of the Refinery will likely be provided from the local townships, Sudbury, and North Bay areas.

Power for the refinery is provided from the grid by Hydro One through 115 kV and 230 kV transmission lines. The feeder to the Refinery is 44 kV. Fresh water is sourced from the nearby Lake Timiskaming. Many roads, trails, and powerlines span the area. Ontario Northland Railway services the town of North Cobalt, linking North Bay with the rest of north-eastern Ontario. Ontario Northland’s rail line passes approximately 2 km west-northwest of the refinery road. An existing road provides access to the site.

The Refinery is located within a well-established site. Local topography is dominated by Lake Temiskaming and the Montreal River, both of which are within the Ottawa River watershed. Topography within the property boundaries of the refinery is generally flat. General physiography is typical of the Precambrian Shield in north-eastern Ontario, with rocky, rolling bedrock hills with locally steep ledges and cliffs, separated by valleys filled with clay, glacial material, swamps, and streams. Given the presence of the Clay Belt, some farms are present nearby. In this boreal region, coniferous and mixed-wood forests dominate. The main conifer species are black and white spruce, jack pine, balsam fir, tamarack and eastern white cedar. The predominant deciduous (hardwood) species are poplar and white birch. Swampy low-lying areas contain abundant tag alders.

History

In the 1980s, the location was the site of the Hellens-Eplett underground mine, which featured a traditional silver and cobalt mill that was quite common in the historic Cobalt Mining Camp. The property and mill were bought by Cobatec Ltd. in the 1990s and construction of the refinery took place in 1994 and 1995. The integrated mining, milling and refining operation processed ore from the mine in the mill to produce concentrate, and then produce a refined cobalt and silver product from the concentrate in the Refinery. Initial start-up was in 1996. The Refinery was built with a nominal 12 tpd feed rate and made a cobalt-carbonate product from four feedstocks over different periods. Cobatec eventually shut down the Refinery on January 2, 1999. The Refinery was operational for approximately one of the three years between start-up and shutdown.

The Refinery was later owned and operated by several owners until Electra entered into a 50-50 joint venture with Australian-listed Cobalt One Limited to acquire the Refinery in 2017.

The previous owners included:

●	1999-2003: Canmine Resources Corporation
●	2003-2012: Yukon Refinery AG
●	2012-2015: United Commodities
●	2015-2017: Yukon Refinery AG
●	2017-present: Electra

Metallurgical Testing

Phase I – Initial Testing

Metallurgical testing was completed at SGS Canada Inc. (“SGS”) between Q4 2018 and Q2 2020. The test work program was managed by Electra with input from Ausenco. For purposes of the Refinery Study, the initial phase of test work was conducted under 17070-01 and 17070-03 programs.

The programs evaluated different cobalt hydroxide feed materials and white metal alloy. The composition of each feed material is summarized in the table below.

Cobalt Hydroxide Feed Sample Analysis

Program	Co %	Cu %	Fe %	Mn %	Mg %	Si %	Zn g/t	Ni g/t	Al g/t	Cr g/t
17070-01	23.2	1.61	2.39	3.27	3.45	1.05	1920	3870	6390	52
17070-02 (WMA)	17.8	11.2	66.4	0.003	0.22	0.38	2670	494	1840	755

The source of the 17070-01 was from an operation in the DRC, this sample had a lower cobalt content (23.2% dry weight (“w/w”)) compared to the samples received later for programs 17070-03 and 17070-05. Using this material in late 2018 and early 2019 bench scale tests on leaching, neutralisation and solvent extraction were conducted, the initial test results were encouraging and areas for improvement were identified. Using these bench scale test results preliminary Metsim modelling was conducted by Ausenco and a Solvay solvent extraction model was short listed for pilot studies. Leach tests under program 17070-02 were conducted on white metal alloy (WMA), even though the alloy was leached in acid the excessive dissolution of iron made the solution purification stage difficult.

In September 2019, program 17070-03 was commenced on a 570kg sample received from Glencore’s Mutanda operation in the DRC and several bench scale leach tests were conducted on this sample. Following which more samples were received from sources such as Katanga, ERG and IXM (Tenke). The head analysis of these samples is shown below, where the cobalt content of the samples received subsequently was found to be significantly higher compared to the initial Glencore’s mutanda sample.

Program	Co %	Cu %	Fe %	Mn %	Mg %	Si %	Zn g/t	Ni g/t	Al g/t	Cr g/t
17070-03 (Mutanda)	29.2	0.46	0.12	4.85	5.67	0.77	403	9410	1200	<100
17070-03 (Katanga)	34.0	1.19	0.46	4.61	4.73	-	1620	3750	3480	36
17070-05 (Katanga, ERG, IXM)	39.2	1.34	0.37	3.50	3.28	-	6410	1100	644	58

In November 2020, a continuous leach pilot plant was conducted at SGS on Katanga sample using the optimised leach test results obtained from the bench scale studies. The overall cobalt leach extraction was found to be 97%. During 2021, solvent extraction pilot and effluent treatment pilot studies were conducted using the leach liquor obtained from the leach pilot plant. Similarly in 2022, under campaign #17070-05, two more leach pilot campaigns were conducted at SGS on a blended feed sample consisting of 1/3rd each of Katanga, ERG and IXM-Tenke. The cobalt leach extractions of 96% from these leach pilots were found to be satisfactory and closely matched the previous pilot studies.

The purpose of the 17070-03 campaign was to demonstrate that battery-grade cobalt sulfate could be produced from a cobalt hydroxide feedstock using most of the current flowsheet at the refinery. The definition of a battery-grade cobalt sulfate product was based on specifications received by Electra from potential end users.

The program achieved a high purity cobalt sulfate product with a cobalt grade of 20.8%w/w, with impurity levels that were within the range of lithium-ion battery market specifications, excepting for manganese, to address this issue the technical team is proposing to introduce manganese removal in the preliminary neutralisation step using either SO2/O2 or KMnO4. The pilot studies conducted in 2022 did successfully use SO2/O2 system to remove manganese, but KMnO4 appear to be a better reagent both from cost and chemical potency viewpoint.

The purpose of the 17070-03 program was to provide data for the Refinery Study, such as process conditions and operating targets for the various unit operations. The tests conducted included re-leaching and neutralisation, impurity solvent extraction (“ISX”), CoSX, solid/liquid separation testing, environmental and tailings testing.

Following the SX bench and pilot plant campaigns performed at SGS, METSIM™ modelling was conducted by HATCH, and the results were provided to Metso-Outotec to evaluate the SX processes on a continuous basis. The modelling results were incorporated into the basis of design.

Environmental testwork was also conducted to determine operating parameters for the effluent treatment circuit. Synthetic solutions were prepared based on compositions predicted in the METSIM™ model and were supplied to Story Environmental Inc. (“SEI”) for effluent treatment testing and Aquatox Testing and Consulting Inc. for toxicity testing.

Key results from the testwork program and Solvay modelling are listed in the table below:

Key Results from the 17070-03 Testwork Program & Solvay Modelling

Description	Unit	Value
Cobalt Leach and Neutralisation recovery	%	97
Neutralisation pH	-	4.70 to 4.80
Average leach sulphuric acid (93%) addition	kg/t (dry basis)	797
Quicklime addition	kg/t (dry basis)	0.54
Acid consumption for SX	kg/t (dry basis)	1811
ISX configuration	extract / scrub / strip	4 / 2 / 2 (SGS) 4 / 3 / 3 (Design)
ISX extractant concentration	%	10
ISX cobalt recovery (to extraction raffinate)%		99.6
CoSX configuration	extract / scrub / strip	4 / 6 / 2 (SGS) 4 / 6 / 3 (Design)
CoSX extractant concentration	%	35
CoSX cobalt recovery (to strip solution)%		99.6
Effluent treatment final pH	-	11.0

The solvent extraction pilot study resulted in removing the impurities from the leach liquor and generating a concentrated cobalt sulfate product solution that is used to produce battery grade cobalt sulfate crystals. The test work demonstrated that high-purity, battery-grade cobalt sulfate can be produced from the cobalt hydroxide samples that were processed. The overall cobalt recovery of the process will be close to 97% based on the test work and METSIM results. The final cobalt sulfate produced in this test work graded 22.3% cobalt, exceeding the minimum cobalt specification for battery grade cobalt sulfate.

The waste streams of the solvent extraction pilot were treated using lime in a separate continuous pilot run, and the effluent generated from this study was found to meet the discharge limits prescribed by the Ontario Ministry of Environment, Conservation and Parks. The gypsum residue generated as a solid waste will be stored in the on-site tailings storage facility.

Recovery Methods

The refinery takes in cobalt hydroxide feed containing anywhere from 30 to 50% of contained cobalt. The refinery uses sulfuric acid to leach the cobalt hydroxide material into solution. Following the leaching process the liquor is neutralized before being sent to solvent extraction circuits where further impurities are removed. The final liquid from solvent extraction contains a high percentage of cobalt and that product is put through a crystallization process where battery grade cobalt sulfate is produced as the plants final product which then goes to market.

The process design is consistent with other operations, including:

●	Vale, Long Harbour: impurity SX followed by CoSX
●	WMC, Bulong Refinery: CoSX with Cyanex 272 followed by sulphide precipitation and impurity SX with D2EHPA
●	Finland, Terrafame: crystallisation of high purity cobalt sulfate heptahydrate

Process Description

Cobalt hydroxide is received on site at moisture range of 20-66% w/w in one tonne bulk bags and stored in the warehouse. The bags are lifted by forklift and broken in a bag breaker before being fed into a storage bin by conveyors. The material is fed into a re-pulper where it is mixed with recycled water into a slurry and stored in a feed tank.

The slurry is pumped to a leach tank and leached with sulphuric acid to solubilise cobalt and other metals. The leach slurry then gravity flows to pre-neutralisation tanks where process steps such as a) water dilution and b) removal of impurities take place. The pre-neutralised slurry would then advance to thickeners and the thickener underflow is filtered using plate and frame filter presses. The leach thickener overflow and the leach filtrate would advance to secondary neutralisation stage.

The overflow of the neutralisation thickener is filtered to remove suspended solids. This filtrate is the feed stock for solvent extraction plant for further purification.

The solvent extraction step consists of two phases, the impurity solvent extraction (ISX) and cobalt solvent extraction (CoSX). The feed solution initially processed through ISX which consists of extraction, scrubbing, and stripping stages to separate various impurities. The cobalt-rich ISX raffinate reports to CoSX, while the impurities report to effluent treatment.

The ISX raffinate reports to CoSX and is processed through extraction, scrubbing and stripping stages to separate impurities from the cobalt. The CoSX raffinate is treated in the effluent treatment plant, while the cobalt-rich strip solution is sent to crystallisation.

The strip solution from CoSX reports to the forced circulation mechanical vapour recompression cobalt sulfate crystalliser. Cobalt sulfate is crystallised and subsequently dewatered in a thickener, centrifuge and fluid bed dryer. The dry product is then bagged and stored in the warehouse prior to shipment.

Some of the reagents used in the process include:

●	flocculant, including a mixing and dosing system for the residue and effluent thickeners
●	organic solvents,
●	sulphuric acid, including a storage tank, dilution and dosing system
●	lime (CaO), including a storage silo, slaker and ring main
●	sodium hydroxide, including a heated storage tank, dilution and dosing system
●	SO2/O2 or KMnO4 for manganese removal

Services supplied to the process include:

●	filtered water
●	fire water and fire suppression systems
●	gland water
●	potable water
●	plant and instrument air
●	low pressure air
●	natural gas
●	steam from boiler

Process Design Criteria

The design criteria are based on data supplied by Electra, bench and pilot test work, vendor data and modelling, industry standards and Hatch’s in-house database.

Site Infrastructure

The major project facilities include the existing refinery building with expanded facilities, a new SX building and three existing ponds.

Power to the Refinery is provided via an existing 44 kV feeder from the Hydro One grid. It is then stepped down via a 2.5 MVA 44kV/600V transformer for distribution throughout the facilities.

Fresh water is supplied to the refinery from Lake Timiskaming by an overland pipeline and pumping system. The pumphouse holds two freshwater pumps in a duty/standby configuration. Water is pumped 2.5 km through a buried pipeline, in an existing easement, to the Refinery site, where it is stored in the filtered water tank. The water is predominantly used for cooling and does not touch the process liquids. The warm water is returned to Lake Timiskaming through a similar buried pipeline along the same easement.

Market Studies and Commercial Contracts

Electra has retained numerous firms to provide market studies and battery metals industry outlooks and expertise. After the Refinery Study and in the normal course of business, Electra entered the following contracts:

●	a 5-year contract for the purchase of cobalt hydroxide feedstock from Glencore’s KCC mine
●	a 5-year cobalt tolling agreement with Glencore for material from the KCC mine,
●	a flexible, long-term cobalt sulfate offtake agreement with Stratton Metals for the sale of finished product from the refinery.
●	A 5-year cobalt sulfate offtake agreement with LGES

All of these arrangements are linked to future benchmark cobalt prices, with the exception of the cobalt tolling agreement which stipulates a tolling fee to Electra.

Demand

Cobalt is used in a range of applications, but the largest single market is lithium-ion (Li-ion) batteries. The three primary segments for Li-ion batteries are consumer electronic devices, electric vehicles and both stationary and grid energy storage. All three segments have a strong growth profile over the coming years and as such, the market for Li-ion batteries is expected to grow sharply. EVs are forecast to be the largest market for Li-ion batteries.

Growth in cobalt demand through 2040 will be almost entirely dominated by the battery sector, fuelled predominantly by increased EV penetration uptake. Demand growth is forecast to outpace the ability of suppliers to keep up by the mid-2020s. It should be expected that cobalt producers will not only be able to sell their products, but that strong prices should be able to be commanded due to the predicted shortfall.

Supply

Cobalt is mainly produced as a by-product from copper and nickel operations. Over 70% of mined cobalt originates from the copper operations of the African Copper Belt, in the DRC. Much of that production is exported to China, which is responsible for the majority of global refined supply.

Cobalt refining typically takes place away from mine sites. Vale, Glencore and Sherritt are among some of the mining companies that refine cobalt from their own mining operations, but they produce metallic cobalt products. None of them refines cobalt sulfate, which is a key input for the battery market.

Besides Electra, to the Company’s knowledge, there are few plans for new cobalt sulfate refineries outside of China. However, with the current focus by governments and industry on the battery sector, supply chains are expected to develop outside of China.

Environmental Permits and Social or Community Impact

Electra has regularly kept local municipalities and Indigenous communities apprised of their activities. Local municipalities with an interest in the Refinery include the Township of Coleman, the Town of Cobalt and the City of Temiskaming Shores. Electra has engaged the following Indigenous communities to keep them informed and obtain their input on recommencing operations at the refinery, and the permits relating to the refinery:

●	Matachewan First Nation (MFN)
●	Temagami First Nation (TemFN)
●	Timiskaming First Nation (TFN)
●	Métis Nation of Ontario (MNO)
●	Beaverhouse First Nation (BFN)

Electra is committed to ongoing engagement and consultation activities with stakeholders and Indigenous communities. All engagement and consultation activities related to the Refinery will continue to be entered into the Record of Consultation.

The Refinery requires three key environmental permits to operate and an approved closure plan prior to certain construction aspects. The Company received final approved and acceptance of its closure plan by the Ministry of Northern Development, Mines, Natural Resources and Forestry in March 2022 and approval for an updated plan in November 2022.

The Company received new or amended environmental permits as follows:

●	Permit to Take Water (PTTW) in July 2022
●	Air and Noise Environmental Compliance Approval in October 2021
●	Industrial Sewage Works Environmental Compliance Approval in February 2021

Capital and Operating Costs

Capital Costs

The capital cost estimate for the expansion of the refinery is expected to be between $155 and $167 million as reported on February 14, 2023, of which approximately $85.6 million had been capitalized as of December 31, 2023. The Company will need significant financing to complete construction.

Operating Costs

The refinery operating costs include the following:

●	labour for operating, maintenance and supervision
●	fuels, reagents, consumables and maintenance materials
●	fuels, lubricants, tires and maintenance materials for operating and maintaining equipment
●	operating costs for the on-site laboratory
●	power supply costs
●	site G&A costs

Excluding the cost of feedstock (cobalt hydroxide), reagents are expected to be the largest component of the Refinery’s operating costs under 100% operating capacity. Key reagents include sodium hydroxide, sulfuric acid, quicklime, and cyanex. The next largest costs are expected to be refinery labour, power and site G&A.

Refinery Updates

See “General Development of the Business – Three Year History” and “- Subsequent Events” above for additional Refinery updates.

IRON CREEK PROJECT

Introduction

Electra currently holds an interest in one mineral property, the Iron Creek Project, an exploration stage property in Idaho, USA. Portions of the following excerpts are based on assumptions, qualifications and procedures set forth in the 2024 Technical Report Summary which, while not fully described in this section, is included as Exhibit 15.4 of this Annual Report.

The scientific and technical information in this section of this Annual Report that specifically relates to the current mineral resource estimates for the Iron Creek deposit has been extracted or summarized from the 2024 Technical Report Summary. The 2024 Technical Report Summary was prepared by Martin Perron, P.Eng. of InnovExplo Inc., Marc R. Beauvais, P.Eng. of InnovExplo Inc., Eric Kinnan, P.Geo. of InnoExplo Inc., and Pierre Roy, P.Eng of Soutex Inc. Any additional information presented below that pertains to the Iron Creek Project, but does not specifically appear in the 2024 Technical Report Summary, has been provided by the Company. All of the Authors of the 2024 Technical Report Summary are independent of the Company within the meaning of S-K 1300. The 2024 Technical Report Summary is included as Exhibit 15.4 of this Annual Report.

Readers should refer to the discussion under the heading “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Annual Report for important information concerning certain mining terms and descriptions of Electra’s mineral deposits used or contained in this section.

Project Location, Description, and Access

The Iron Creek Project is located about 18 miles or 30km southwest of the town of Salmon, Idaho, within the historical Blackbird cobalt-copper district of the ICB. The center of the Property is located at Latitude 44° 57′ 42″ North, and Longitude 114° 06′ 57″ West.

Iron Creek Project Location, Idaho

120°0'0"W
110°0'0"W
100°0'0"W
90°0'0"W
80°0'0"W
60°0'0"N
50°0'0"N
40°0'0"N
30°0'0"N
20°0'0"N
N
Hudson Bay
Canada
ALBERTA
MANITOBA
BRITISH COLUMBIA
SASKATCHEWAN
ONTARIO
Vancouver
WASHINGTON
MONTANA
NORTH DAKOTA
MINNESOTA
Ottawa
IRON CREEK Project
SOUTH DAKOTA
WISCONSIN
Toronto
OREGON
IDAHO
WYOMING
MICHIGAN
NEW
Chicago
IOWA
NEBRASKA
ILLINOIS
PENN
NEVADA
United States
OHIO
INDIANA
MD
UTAH
COLORADO
San Francisco
KANSAS
MISSOURI
WEST VIRGINIA
VIRGINIA
KENTUCKY
CALIFORNIA
Las Vegas
OKLAHOMA
TENNESSEE
NORTH CAROLINA
Los Angeles
ARIZONA
ARKANSAS
NEW MEXICO
MISSISSIPPI
SOUTH CAROLINA
San Diego
ALABAMA
GEORGIA
TEXAS
LOUISIANA
Houston
Gulf of California
FLORIDA
Gulf of Mexico
Mexico
Electra
Battery Materials
Guadalajara
Mexico City
0 500 km
Prepared by:
INNOVEXPLO
December 02, 2022

Property Description and Tenure

The Property consists of seven patented lode mining claims that straddle Iron Creek, and a surrounding group of 416 unpatented lode mining claims. Together the patented and unpatented claims cover an area of 18,075 acres (73.15km2).

The Iron Creek Patents (as defined below), and unpatented mining claims BCA1-43, BR1-110, and BRS1-129 are held 100% by Idaho Cobalt Company (“Idaho Cobalt”) of Boise, Idaho, a wholly owned subsidiary of the Company. The NBR1-25 unpatented claims are held 100% by Scientific Metals (Delaware) Corp. (“SMDC”) of Midvale, Utah also, a wholly owned subsidiary of the Company. There are no royalties on all the above mining claims royalties.

The current mineral resource summarized in this Annual Report is covered by the patented claims. All of the patented and unpatented mining claims are in good standing as of the effective date of the 2024 Technical Report Summary attached as Exhibit 15.4 to this Annual Report.

The Company, through Idaho Cobalt, holds unpatented mining claims JA1-103 100% subject to a 1.0% net smelter return royalty. The Company holds beneficial interests in the unpatented mining claims SCOB1-30, subject to 2.5% net smelter return royalty related to a possible joint venture dilution, and unpatented mining claims CAS1-46, IRON1-7, IRON14-15 and IRON31-61, subject to a 1.5% net smelter return royalty.

A list of all the claims is presented in Appendix I of the 2024 Technical Report Summary, attached as Exhibit 15.4 to this Annual Report.

Iron Creek Property Claims

On August 23, 2016, US Cobalt, formerly Scientific Metals Corp., entered into a lease agreement with Chester Mining Company (“Chester”) with an option to purchase a 100% interest of the Iron Creek Patents. Under the terms of the lease, US Cobalt was required to make certain cash payments, Chester retained a 4.0% net smelter return royalty, and US Cobalt was granted the option to purchase the Iron Creek Patents and eliminate the royalty through a one-time payment. On September 4, 2018, the Company and Chester agreed to a 47% reduction of the purchase and royalty elimination payment to US$1.07 million, which was paid in full.

On September 12, 2016, US Cobalt acquired unpatented mining claims BR1 to 58 by means of share purchase agreement for 100% of the shares of the Idaho Cobalt. US Cobalt subsequently staked the unpatented mining claims NBR1 to 25 through SMDC. No royalties apply to these mining claims.

On June 4, 2018, the Company acquired all the issued and outstanding shares of US Cobalt thereby acquiring Idaho Cobalt and SMDC, and all the respective assets of these two subsidiaries.

On March 12, 2021, the Company, through Idaho Cobalt, purchased the JA1 to 103 unpatented mining claims from Arizona Lithium Company (“Arizona”). Arizona retains a 1.0% net smelter return royalty, and the Company has the right to purchase one-half (i.e., 0.5%) of the royalty for CAN$750,000 and an unrestricted right of first refusal to acquire the remaining one-half of the net smelter return royalty.

On March 21, 2021, the Company, through Idaho Cobalt, entered into an earn-in and joint venture agreement with Borah Resources and Phoenix Copper for the SCOB1 to 30 unpatented mineral claims (“Redcastle”). Under the agreement, the Company may earn a 51% interest in Redcastle by investing US$1,500,000 on or before the third anniversary of the effective date of the agreement. It may earn a 75% interest by investing an additional US$1,500,000 on or before the by the fifth anniversary. If, after the joint venture is formed, the ownership interest of a party is reduced to 10% or below, such interest will be converted to a 2.5% net smelter return dilution royalty. The other party will have the right to buy-down the dilution royalty at a rate of US$500,000 per 0.5% and shall retain a right of first refusal on any proposed sale of the dilution royalty to a third party. The Redcastle agreement is subject to a mutual area of interest provision.

On November 8, 2021, the Company changed its name from First Cobalt Corp. to Electra Battery Materials Corporation.

On March 22, 2022, the Company through Idaho Cobalt entered into a Property option agreement with Richard Fox to acquire the CAS1-46, IRON1-7, IRON14-15 and IRON31-61 unpatented mining claims for US$1.5 million (“CAS”), payable over 10 years upon completion of specific milestones. Richard Fox retains a 1.5% net smelter return royalty which the Company may purchase for US$500,000 within one year of commercial production from the CAS property. The Fox agreement is subject to a mutual area of interest provision.

In 2019, 2021, 2022, and 2023 the Company, through Idaho Cobalt staked 124 additional claims covering 9.22 km2 including BCA1-43, BR59-110 and BRS1-29. No royalties apply to these mining claims except those that fall within the Redcastle area of interest (approximately 2.13 km2) and those that fall within the CAS area of interest (approximately 1.41 km2).

Nature of the Mining Claims

The Authors of the 2024 Technical Report Summary verified the status of all mineral titles using the Bureau of Land Management website (the USA online claim management system) and official documents.

The patented mining claims are described as Iron No.118, Iron No.135, Iron No.136, Iron No.143, Iron No.144, Iron No.182 and Iron No.189 of the Idaho Mineral Survey No. 3613 (the “Iron Creek Patents”), located in portions of Section 20 and Section 21, Township 19 North, Range 20 East, B.M., Parcel #RP9900000109A, Blackbird Mining District, Lemhi County, Idaho. The corners of the Iron Creek Patents have been surveyed professionally, most recently in 2018 by Wade Surveying of Salmon, Idaho. An RTK Total Station survey instrument was used.

An unpatented mining claim is a parcel of land for which the holder (the “Locator”) has asserted a right of possession and the right to develop and extract a discovered, valuable, mineral deposit. This right does not include surface rights. There are Federally administered lands in 19 states where one may locate a mining claim or site including Idaho. In these states, the Bureau of Land Management (“BLM”) manages the surface of public lands and United States Forest Service (“USFS”) manages the surface of National Forest System (“NFS”) land. The BLM is responsible for the subsurface on both public and NFS land. Mining claims are classified as “lode” (minerals located in the bedrock) or “placer” (minerals located in unconsolidated surface material). The Property includes only lode claims.

Ownership of unpatented mining claims is in the name of the Locator, subject to the paramount title of the United States of America. Under the Mining Law of 1872, which governs the location of unpatented mining claims on Federal lands. The Locator has the right to explore, develop, and mine minerals on unpatented mining claims without payments of production royalties to the Federal Government, subject to the surface management regulation of the BLM or USFS.

A patented mining claim is one which the Federal Government has passed its real and irremovable rights to the Locator, giving him or her full ownership of the surface rights and any “Locatable” minerals found in the subsurface. However, ownership of the “Leasable” materials, such as oil, natural gas, and coal, and surface materials such as sand, gravel, and stone stays with the Federal Government and does not pass to the Locator.

Effective October 1, 1994, the United States Congress imposed a moratorium on spending appropriated funds for the acceptance or processing of mineral patent applications that had not yet reached a defined point in the patent review process before a certain cut-off date. Until the moratorium is lifted or otherwise expires, the BLM will not accept any new patent applications.

Claim Maintenance

The unpatented mining claims included within the Property have no expiration date if the annual claim maintenance fees are paid by August 31 of each year. These fees have been paid in full to September 1, 2023.

The Iron Creek Patents are not subject to annual claim-maintenance fees, but applicable real and immovable property taxes are payable to Lemhi County annually.

All mineral titles with ownership and royalties are represented below. The total annual land holding costs are estimated to be US$68,984.

Summary of Patented and Unpatented Mining Claims

Claim Group	# Claims	Locator	Royalty
Patented Lode		Idaho Survey No. 36123
Iron No.118	1	Idaho Cobalt Co.	None
Iron No.135	1	Idaho Cobalt Co.	None
Iron No.136	1	Idaho Cobalt Co.	None
Iron No.143	1	Idaho Cobalt Co.	None
Iron No.144	1	Idaho Cobalt Co.	None
Iron No.182	1	Idaho Cobalt Co.	None
Iron No.189	1	Idaho Cobalt Co.	None
Total	7

Unpatented Lode
BCA	1-43	Idaho Cobalt Co.	None
BR	1-110	Idaho Cobalt Co.	None
BRS	1-29	Idaho Cobalt Co.	None
JA	1-103	Idaho Cobalt Co.	Arizona Lithium Co., 1.0% net smelter return
NBR	1-25	Scientific Metals (Delaware) Corp.	None
SCOB	1-30	Borah Resources Inc.	JV dilution, 2.5% net smelter return
CAS & IRON	76	Richard Fox	Richard Fox, 1.5% net smelter return
Total	416

Environmental Liabilities

The Authors of the 2024 Technical Report Summary are not aware of any existing environmental liabilities within the Property. Because the Property is located within the Salmon National Forest, the Company is subject to surface management regulation by and is in communication with USFS personnel for guidance in ensuring that work is done in compliance with all applicable regulations.

It is understood that water and particulates from any drilling or other work into water resources requires permits from the State of Idaho. The Company, through Idaho Cobalt, operates under a Stormwater Pollution Prevention Plan (“SWPPP”) and the Multi-Sector General Permit for Stormwater Discharges Associated with Industrial Activity (“MSGP”). The MSGP was issued by the United States Environmental Protection Agency (“EPA”) with an effective date of September 21, 2021.

The North Fork of Iron Creek, a perennial regional drainage discharging to the Salmon River, bisects the Property, and cuts the sulphide-mineralized stratigraphic section. “Adit-1” (or “East Adit”) is excavated approximately 40ft above the elevation of the creek on the east side, and the lay-down and parking area is partially built on waste rock from driving the adit. Concerns regarding the proximity of historic waste dumps to Iron Creek were documented in an inspection by the Idaho Geological Survey (“IGS”) in June of 1994. The waste rock contains pyrite and chalcopyrite and other sulphides that may be producing localized acid rock drainage. Jersey barriers and storm water prevention systems such as silt fencing and straw waddles have been used to attempt to prevent surface water from interacting with and potentially eroding this material into the creek.

The Company has collected water samples from Iron Creek at nine established points upstream, within, and downstream of the Property beginning in June 2017, prior to rehabilitating Adit-1 and “Adit-2” (or “West Adit” or “6,500 Level Adit”), and before commencing the surface drill program in 2017. This sampling program is ongoing and has had no samples with acidic values (pH < 6). This sampling program has shown that the Company’s exploration activities have had no deleterious effects on the water quality of Iron Creek. The Iron Creek drainage basin was recently identified as impaired due to stream samples collected by Idaho Department of Environmental Quality (“IDEQ”) which show elevated dissolved copper in the creek below the Property.

Water discharges at low flow rates from Adit 1 (<1 gallons per minute; gpm) and 2 (<5 gpm). These discharges predate the Company’s operations and were documented in an inspection by the IGS in June of 1994. The Company, through Idaho Cobalt, entered a “Consent Order” with the IDEQ on December 21, 2021, to cease discharges of water from the adits into waters of the United States. As per the Consent Order, the Company submitted a design for an infiltration system whereby the water will be conveyed from the adit portals by gravity flow through pipes into infiltration trenches equipped with drain tile for Adit 1 and infiltration chambers for Adit 2. IDEQ accepted the design, which included an Engineered Construction Plan, Operation and Maintenance Manual, and Proposed Monitoring Plan in the late fall of 2022. The installation is scheduled for Spring 2023.

Environmental Permitting

The bulk of the Iron Creek Resource area occurs on the seven Iron Creek Patents. Surface disturbances associated with mineral exploration conducted in and around the Iron Creek resource are contained within the Iron Creek Patents, which include ownership of the surface rights. However, this work requires a Notice of Intent to Conduct Mineral Exploration Activities (“NICMEA”) to be filed annually with the Idaho Department of Lands (“IDL”). A stormwater discharge permit is also required under the MSGP for current and planned surface exploration disturbances.

The Company has obtained a water right permit from the Idaho Department of Water Resources (“IDWR”) to divert up to 0.3 cubic feet per second between January 1 and December 31 from Iron Creek and/or from groundwater if a well is drilled on the patented claims. The water right permit allows water to be used on the Iron Creek Patents. Exploration operations in Idaho also commonly divert surface water for drilling under an annual Temporary Water Use Authorization (“TWUA”), which requires an application to be filed and approved by IDWR. Temporary water use authorizations were granted for the exploration work conducted prior to receiving the permanent water right permit.

Surface and underground activities must conform to applicable Mine Safety and Health Administration (“MSHA”) standards and regulations. Drilling and underground mapping and sampling were performed in accordance with these regulations. No work has been completed underground since 2019 and the site is not currently an active MSHA site.

Annual snow removal permits are required by the USFS if plowing is needed to access the project. The Company first received this permit during the winter of 2017-2018, and received permits in 2019, 2021, and 2022 when winter access was necessary for exploration activities.

A separate exploration program was executed at the Ruby zone on unpatented claims. This program was executed under a Plan of Operations (“POO”) authorized under a Categorical Exclusion by the USFS on May 2, 2022. As required by the permit all sites at Ruby have been reclaimed.

A POO was submitted to the USFS to conduct additional exploration throughout the land position in March 2022. The USFS acknowledged the POO on April 5, 2022, and initiated permitting activities. The plan is scoped for 92 pads with up to 6 holes per pad (diamond drill holes or reverse circulation holes) to be explored in a phased exploration approach over a 10-year period. The Company proposes to drill an average of 10 and up to 20 pads per year. Legal notice and request for comments was initiated by the USFS on November 24, 2022, as part of scoping activities related to the plan. As of February 1, 2023, the permitting and NEPA analyses is ongoing with a target permit issue date of July 1, 2024.

The Authors of the 2024 Technical Report Summary are not aware of any adverse environmental or social issues related to permitting activities connected with the Property.

Access, Local Resources and Infrastructure, Climate and Physiography

Access to the Property is via the paved, all-weather U.S. Highway 93 (“US 93”), and County Road 45 (“Iron Creek Road”) located 23mi (37km) south of the town of Salmon, Idaho. The Iron Creek Road is a well-maintained gravel road, accessible year-round, that traverses the central part of the Property approximately 11mi (~18km) west of US 93. Access throughout the Property is good because of a network of logging roads and previously constructed drill roads. Salmon is a town of about 3,000 inhabitants. The main industries are tourism, ranching and agriculture with some logging and mining. There are several small mining contractors in the region. Paved highways provide easy access to larger urban centers such as Butte, Montana, about 150mi (241 km) away, and Pocatello and Boise, Idaho, located 210mi (337km) and 250mi (402km) away, respectively.

As for local resources and infrastructure, the Iron Creek Patents are real and irremovable property with complete surface rights for exploration and mining held by the Company, subject to state and federal environmental regulations. For the unpatented claims, the Mining Law of 1872 provides surface rights to the Company, subject to state and federal environmental regulations. The Iron Creek Project area is mountainous and rugged with few localities for permanent structures. Potential mined material would likely be transported to an undefined off-site processing plant.

The nearest electrical power line is located approximately 11mi (18km) from the Iron Creek Project. Water for exploration drilling and dust control is available from Little No Name Creek and Iron Creek. The Company through Idaho Cobalt obtained a 0.3 cubic foot per second or 214-acre feet per year water right from the Idaho Department of Water Quality on August 13, 2022. The water right allows the Company to pull up to 0.1 CFS from Iron Creek with the additional 0.2 CFS sourced from groundwater sources. Water wells have not been completed at this time. The Company has five years to develop the wells and show beneficial use of the water to establish the water right.

Fuel, groceries, hotels, restaurants, communications, schools, automotive parts and service, a health clinic, and emergency services are available in Salmon, within an hour’s drive from the Property. Highly trained mining and industrial personnel are available in Butte, Montana, and Boise and Pocatello, Idaho. Engineering, banking and construction services, and heavy equipment sales and maintenance are also available in these cities, and in Salt Lake City, Utah, approximately 370 miles (600km) from the Iron Creek Project.

No mining or milling infrastructures are present on site. A strategic ICB refinery is conceptually envisioned for mineral processing in the near vicinity (200 km), although no cobalt refinery currently exists in the western United States. A copper refinery plant is available at some 600km distance.

Iron Creek Property Access and Infrastructure Setting

The climate may be described as the temperate, continental-montane type. Annual precipitation ranges from 24in (600mm) per year in the lower elevations, to 30in (~760mm) at higher elevations. Of this, 70% falls as snow. Average winter snowpack is 3 to 4 ft (0.9 to 1.2m) in depth. Mining and exploration can be conducted year-round assuming snow removal is conducted to maintain road access during the winter. Road access for exploration may be limited or interrupted by snow from December to April.

The Iron Creek Project area consists of hilly to mountainous terrain with broadly rounded ridges surrounded by deeply incised stream valleys, the principal valley being that of the Iron Creek and its tributaries. Elevations range from 6,300ft (1,920m) along Iron Creek to > 8,300ft (2,530m) near the north end of the Property. The Property is forested, with abundant Douglas fir at lower elevations and Lodgepole pine increasing in abundance at higher elevations. Underbrush includes Ninebark brush on the north-facing slopes and Pine grass on the south-facing slopes.

History

Iron Creek Zone

According to Park (1973), the area of the Iron Creek zone initially drew interest as an iron prospect in 1946. In 1967, during construction of a logging road, Mr. L. Abbey staked 14 claims on copper-stained material in what later became known as the “No Name” zone. In May 1970, these claims were leased to Sachem Prospects Corporation (“Sachem”), a division of the POM Corporation of Salt Lake City, Utah.

Sachem completed claim staking, geologic mapping, aerial photography, and induced polarization, self-potential, magnetic and geochemical surveys of the No Name zone. In addition, they completed 11 diamond drill core holes and drove three underground exploratory drifts known as Adit-1, Adit-2 and Adit-3.

Hanna Mining (“Hanna”) optioned the historical Iron Creek property in 1972 through its wholly owned subsidiaries, Coastal Mining Co. (“Coastal”) and Idaho Mining Co. and acquired it outright through a legal action in 1973. Between 1972 and 1974, Hanna conducted a preliminary evaluation of the No Name zone for copper and cobalt, and areas outside the current Property. Coastal’s work for Hanna included construction of topographic base maps, a soil-geochemical survey for copper and cobalt, and a reconnaissance induced-polarization and resistivity survey, a stream sediment survey, an aeromagnetic survey, geologic mapping, diamond-core drilling, underground development and metallurgical testing. A total of 3,000 soil samples were collected at depths of <12in (30cm), with spacing between samples of 100ft (30.5m) over the No Name zone and every 400ft (122m) away from the zone. The soil samples contained as much as 105ppm Co and 1,900ppm Cu.

Coastal drilled a total of 13,250ft (4,040m) of core, principally in the No Name zone. That drilling substantially outlined the mineralization currently defined by the 2019 MRE. An adit sitting at the 6,500 Level was driven in Iron Creek, bringing the total drift footage to about 1,500ft (457m). Bench-scale metallurgical tests were done on drill core and samples from the underground drifts. Hanna subsequently calculated “reserves” for the No Name zone that are not S-K 1300 compliant.

In 1979, Noranda Exploration, Inc. (“Noranda”) optioned the nearby Blackbird Mine from Hanna that included a 75% interest in the Iron Creek property. Noranda conducted geologic mapping, re-logged three of the Coastal drill holes, conducted a soil-sample orientation survey, sampled the overlying Challis volcanic rocks, and mapped the underground workings. Noranda also drilled two core holes within the current Property. Noranda geologists described the stratiform nature of the cobalt and copper mineralized lenses, more than one of which were recognized, and calculated tons and grade for the No Name zone, and stated that in some locations the copper mineralization was “generally overlying cobalt mineralization”. Noranda subleased the Iron Creek property to Inspiration Mines, Inc (“Inspiration”) in 1985.

Inspiration’s activities are poorly documented and no information on their exploration work can be found. Later in 1985, Noranda and Inspiration terminated their interest in the Property, following which Hanna rehabilitated the underground workings and drove a new portal into the 6500 Level Adit, because the original portal had collapsed.

In January 1988, Centurion Gold (“Centurion”) acquired the Iron Creek property from Hanna and completed silt and heavy mineral surveys throughout the Property with the objective of finding gold mineralization. Additional surface geologic mapping was done at this time.

Cominco American Resources Inc. (“Cominco”) leased the Iron Creek property from Centurion in 1991. Cominco’s goal was to significantly upgrade and enlarge the mineralized material in the No Name zone. In 1991, Cominco compiled and reviewed existing data to identify targets to be drilled in 1992. Based on this review, Cominco carried out the following exploration in 1991 and into early 1992:

●	re-analyzed 111 stream-silt samples collected by Centurion,
●	carried out 1:4,800-scale geologic mapping,
●	had a grid of about 16.6 line-miles (26.7 line-km) cut and surveyed by Wilson Exploration,
●	commissioned an EM survey of 15.2 line-miles (24.5 line-km) by Blackhawk Geosciences using the newly surveyed grid,
●	commissioned VLF and ground magnetic surveys of 1.6 (2.6 line-km) line-miles each by Gradient Geophysics,
●	collected 514 soil and 231 rock-chip samples,
●	re-logged approximately 14,600ft (4,450m) of drill core, and
●	created 1:600-scale cross sections through the No Name zone.

Cominco decided to terminate their lease of the Iron Creek property in early 1992. However, Cominco drilled two core holes that totaled 2,308ft (703.5m) in 1996.

The Company has provided no information on exploration work that may or may have not been done on the Property between 1992 and 1996 when Cominco returned the Iron Creek property to Centurion, which later changed its name to Siskon Gold. At a time unknown to the Authors of the 2024 Technical Report Summary, the Iron Creek Patents were acquired by Chester Mining Company from an unidentified owner.

US Cobalt acquired the Iron Creek Patents on August 23, 2016, and later that year acquired 100% of the shares of the Idaho Cobalt. Eventually in 2018 it was acquired by the Company. Therefore, all work done on Iron Creek zone since August 23, 2016, is considered to have been done by the Company.

Ruby Zone

The Company acquired the Ruby zone as part of the amalgamation with US Cobalt, but has incomplete records on historical activities on the Ruby Zone.

Following its acquisition of the Iron Creek property in 1972-1973, Hanna conducted a reconnaissance exploration program between 1972 and 1974 at the Ruby (formerly “Jackass”) zone located southeast of the Iron Creek zone. The exploration program carried out by Coastal for Hanna included construction of topographic base maps, and reconnaissance induced polarization and resistivity line. Information is available for one drill hole (IC-6), which was likely drilled by Coastal at the Ruby zone.

Noranda completed detailed geologic mapping over the Ruby zone and a single hole (NIC-22). The drill hole was lost short of the target. Geologic logs and assays don’t indicate that any mineralization was intercepted.

After Centurion acquired the Iron Creek property from Hanna in January 1988, they drilled four holes in the Ruby zone in 1989 and 1990. A total of six drill holes were completed at Ruby. Locations are available for two drillholes (IC-6, NIC-22) with limited geologic descriptions and assay results. Four additional drill holes were completed 1989 and 1990 (IC-23, 24, 25, and 26). One hole (IC-26) is reported in the text to be the deepest hole at 898ft and to contain an upper zone of 100ft @ 0.12% Co and a lower zone of 81ft.0 @ 0.14% Co. Detailed assay or log data and parameters used to calculate the cobalt-bearing intercept are not reported.

Cominco leased the Iron Creek property from Centurion in 1991 and carried out the following exploration in 1991 and possibly into early 1992:

●	collected 133 rock chip samples across the Ruby Zone, and
●	created 1:600-scale cross sections through the Ruby zone.

CAS Zone

Richard Fox located the claim block covering the CAS portion of the Property beginning in 1998. Fox and Hulen conducted surface sampling including a gradient array grid electoral survey to map resistivity, induced polarization, and spontaneous potential surveys. Fox leased the property to Nevada Contact in 2002. Nevada Contact conducted additional surface sampling and drilled eight diamond drill holes (“DDH”) in 2003 and six reverse circulation drill holes in 2004 (total length 1,971m). The DDHs effectively intercepted the vein swarm at depth with multiple intercepts for cobalt and gold. The reverse circulation drill holes were completed to test the extensions of the vein swarm to the east and west, but were unsuccessful at intercepting significant mineralization. The CAS agreement was subsequently dropped by Nevada Contact.

In 2005, Salmon River Resources leased the CAS property from Fox and conducted additional exploration work, including five DDHs for a total of 2,128ft (649m) in the main vein zone. Narrow zones of mineralization (3.0 to 20.5ft (0.9 to 6.3m) ranging in gold grade from 0.03 to 0.19 oz/t Au) were reported. The lease agreement was terminated in late-2008.

Hybrid Minerals leased the CAS property from Fox in 2017. Hybrid reported surface trenching on the Iron Creek Project, although results of that trenching project are currently unavailable. They also completed a large aeromagnetic survey on the property. The lease agreement was terminated in 2019.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Iron Creek Property is situated in the Blackbird copper-cobalt ± gold mining district of the ICB, within the eastern part of the Salmon River Mountains, central Idaho. The host rocks to the ICB are part of the Belt-Purcell Supergroup, a Mesoproterozoic meta-sedimentary sequence that extends across the Idaho-Montana border northwards into southern Canada. Stratigraphic correlations within the ICB and surrounding area are contentious and complicated by the gradational and repetitious nature of the metasedimentary rocks and by later thrust faulting. Tertiary-age volcanism has also covered significant portions of the Mesoproterozoic sequence making correlations difficult in places.

In the mid-1970s, host rocks for the entire ICB were assigned to the mid-Proterozoic Yellowjacket Formation. Overall, metamorphism of the sedimentary sequence is lower greenschist facies, thus primary textures are relatively well-preserved. Consequently, Yellowjacket Formation has been described as a 17,000ft (5,200m) thick sequence of shallow marine sediments deposited in playa and alluvial environments. Based on detailed cross-sections and regional mapping, the ICB rocks were re-assigned to the Apple Creek Formation. The Apple Creek Formation consists of four conformable units of siltite and interbedded quartzite, including a unit described as diamictite. The subdivisions are based on the relative thickness of quartzite-siltite couplets. It was recognized that the iron-rich marker horizons could be correlated across the Apple Creek Formation, although at that time (1990s), these rocks were still considered to be part of the Yellowjacket Formation. In the upper portions of the Apple Creek Formation, iron occurs in biotite along this horizon, in contrast to the lower portions of the stratigraphic sequence where iron occurs in magnetite.

The majority of stratabound cobalt-copper mineralization, including that at the Blackbird Mine, occurs along the biotite-rich horizon. Other cobalt-copper prospects, such as Iron Creek, are located along the iron-oxide magnetite-bearing horizon considered to be lower in the stratigraphic sequence. Detrital zircons within the upper portion of the Apple Creek Formation have been dated at 1,409 ± 10Ma, an age regarded as the maximum age of deposition.

The same sequence of rocks is intruded by a composite igneous pluton dated between 1,377-1,359Ma and considered to post-date sedimentation represented by the Apple Creek Formation. The Mesoproterozoic rocks are overlain by Paleozoic sedimentary and Eocene volcanic rocks (Challis Volcanic), which are considered to post-date the mineralization.

Regionally, at least two-fold generations are recognized. The currently observed bedding is considered to be a product of transposition, and its orientation parallel to the axial plane of moderately NW-plunging F1 folds. Subsequently, a second generation (F2) of N-to NE-plunging, open to tight folds formed and are accompanied by vertical to steeply W-dipping shear zones. The subsequent deformation is manifested primarily as brittle structures. During the Cretaceous, the NW-striking thrusts, such as the Iron Lake fault, acted as an important roof thrust in the Cordilleran thrust belt. Such thrusts were reactivated as and cut by normal faults during the Eocene. North to northeast-striking faults developed into graben structures and control the current distribution of the Challis volcanic sequence.

Overall, deformation of the Mesoproterozoic rocks in the area is relatively minor and largely restricted to brittle fault zones. Northwest-trending and subparallel folds have been re-interpreted as late Cretaceous thrust faults that subdivide the area into distinct structural blocks that were further displaced by younger, north-south and northeast-southwest-striking, normal faults. The most prominent thrust faults affecting the ICB rocks are the Iron Lake fault and the Poison Creek fault. More recent work has emphasized that the Poison Creek fault acted as the axial plane of a regional fold structure. The protracted sequence of events in the district also adds to the complexity of cobalt-copper metallogenesis for the ICB deposits and prospects, but the following sequence of regional events is recognized:

●	sedimentation in a rift basin >1,470 to 1,379Ma,
●	intrusion of composite mafic-felsic plutons and development of metamorphic/ hydrothermal activity 1,379 to 1,325Ma,
●	metamorphism related to continental-scale accretion (Rodinia) 1,200 to 1,000Ma,
●	intrusion of mafic dikes and/or sills 665 to 485Ma, and
●	metamorphism and development of Mesozoic fold-thrust belt, intrusion of the Idaho Batholith at 155 to 55Ma.

Local Geology

The Company has combined the historical project scale mapping with the recent Idaho Geological Survey mapping to develop a geologic compilation that covers the Property and incorporates the knowledge gained through exploration on the Iron Creek Project. In general, the meta-sedimentary rocks that host the Iron Creek cobalt-copper mineralization are fine-grained, interbedded siliciclastic rocks. Overall, the regional metamorphic grade is lower greenschist facies. Therefore, most of the depositional grain size and sedimentary textures are preserved.

The proposed Iron Creek mine sequence comprises three major units, known as the Footwall Quartzite, the Argillite-Siltite and the Hangingwall Quartzite that are considered to belong to the Banded Siltite unit of the upper Apple Creek Formation. The clastic rocks range in grain size from mudstone (argillite) to sandstone (quartzite), but the dominant rock type is siltstone (siltite). Individual beds are identified by distinct color variations that reflect both grain-size and compositional variations. In places, individual beds are calcareous, recognized by metamorphic porphyroblasts. Carbonate-rich rocks, such as limestone or dolostone, are absent in the sedimentary sequence at the Iron Creek project.

An argillite-siltite unit hosts the cobalt-copper mineralization at Iron Creek. A mappable variation within the argillite-siltite, based on re-logging of 23 of the Company drill holes, has been recognized. This variation includes: a) siltite-argillite dominated strata with minor interbedded sandstone beds of <2in (5cm); and b) strata with sandstone interbeds of >2in (5cm).

Unmineralized Eocene Challis volcanic rocks unconformably overlie the Mesoproterozoic sedimentary rocks in the immediate vicinity of the Iron Creek deposit.

Structure

In general, brittle deformation in the area drilled at Iron Creek is minor. Several fracture zones where core competency and core recovery are poor have been intersected by drilling. Most of these are minor, less than 3ft in drilled width, but in places are greater than 6ft and can be correlated between drill holes. In places, shearing is interpreted to have occurred where core angles to bedding abruptly change within a single drill hole. Previous work on historical drill core concluded small, recumbent, isoclinal drag folds are common among the strata and compose fields of unique orientation and drag sense that can imply only the presence of much larger isoclinal folds. However, it has since been recognized that folding drill core does not correlate to folded rocks between holes. Instead, lithological contacts are folded at the local scale (3 to 6ft or 0.9 to 1.8m). Based on the continuity of the BSU, the pyrite mineralized units, and the mafic dikes, it is thought that that folding is not significant across the Iron Creek resource area.

A structural mapping and review campaign was completed by InnovExplo in 2021. Based on local and regional geological maps and geophysical surveys, the Authors of the 2024 Technical Report Summary consider that the Property may be located near a fold hinge of a regional F2 fold, which may explain the orientation of bedding and the local N-S-trending faults. The results of this study confirm the local nature of the folding, but a weak, consistently oriented axial planar foliation observed in association with these small folds suggests that the folds are of tectonic origin. The orientation of these folds and their axial plane is inconsistent with regional F2 folds as defined by the Company’s geologists, but they may be the product of F1 folding that was suggested to cause the transposition of the bedding into a northwesterly orientation in the Blackbird area.

Fault offset within the drilled area of the Property is considered minor. Two sets of faults have been identified in surface mapping. The first set trends west-northwest and is roughly parallel to bedding. The northernmost of these faults occurs up-section from the mineralization and appears to be nearly conformable with the regional bedding, dipping steeply to the north. This fault coincides with the northern edge of the quartzite breccia. The southernmost west-northwest-trending fault is a distinct boundary between rocks up-section that are chlorite-dominated and contain interbedded meta-sandstones (RBU), and the siltite-dominated rocks below, interpreted as stratigraphically lower, with increased biotite content relative to the RBU. Offset is limited to <1m based on the continuity of mafic dikes that cross the west-northwest-trending faults.

The second set is known regionally and strikes north and east-northeast. The fault on the eastern side of the drilled area is part of this set. These faults are interpreted as normal faults with displacement down to the east. The amount of offset on the fault shown is not known, because outcrops are sparse and no drilling has yet been conducted on the east side of the fault.

Mineralization

Within the Iron Creek Project boundary there are seven documented occurrences metallic of mineralization exposed at surface or encountered by drilling. From north to south these are known as “CAS”, “Sulphate”, “Iron Creek”, “Footwall” or “FW”, “MAG”, “Magnetite” and “Ruby”. Iron Creek is the main mineralized body in which the resources reported herein occur. Ruby is the second most important occurrence. The Iron Creek deposit is divided into an Upper (previously “No Name”) and a Lower (“Footwall No Name” or occasionally “Waite”) mineralized zones. In this Technical Rupert, No Name, Footwall No Name, and Waite are only used to refer to historical work and references.

Mineralization generally conforms to the bedding in the host meta-sedimentary rocks, which generally strikes north-northwest and dips 60° to 80° northeast. Cross-cutting veins of mineralization also occur within the host stratigraphic package. The following descriptions of the metallic minerals are based on observations of mineralization in drill core by the Company’s geologists and consideration of previous descriptions in unpublished reports.

The observed primary mineral assemblage consists of pyrite, chalcopyrite, pyrrhotite, and magnetite. Typically, but not exclusively, the distribution of sulphide and magnetite mineralization is coincident with zones of moderate to intense shearing. Such shear zones are interpreted as zones of weakness through which mineralizing solutions flowed and/or were remobilized. However, some zones of disseminated, very fine-grained pyrite are present within unsheared beds and laminations of the siltite units. The presence of shear strain has also led to some distinct styles of mineralization, such as pyrrhotite formed within pressure shadows around pre-existing pyrite grains. Such paragenesis indicates the possibility of multiple stages of mineralization.

Pyrite is the most widespread of the sulphide minerals on the Property. It is the main Co host mineral. In the drill core, pyrite varies from massive to blebby, and from coarse-grained disseminated crystals to very fine-grained patches and disseminations. It is typically subhedral to euhedral with octahedral pyrite more abundant than cubic pyrite. Chalcopyrite, the main Cu mineral, varies from streaks and wisps to large blebs, is entirely anhedral to subhedral, and occurs intergrown with pyrite and pyrrhotite when the minerals are observed together. The bulk of the chalcopyrite occurs to the west of the North Fork of Iron Creek in the upper portion of the Upper zone, with fewer occurrences and lower concentrations to the east of the creek in the Lower zone down section to the south. Whereas the pyrite mineralization can be regarded as stratabound, chalcopyrite mineralization crosscuts the sequence at Iron Creek.

Pyrrhotite occurs in two distinct habits, which are both anhedral. One variant has a dull, metallic brownish-purple color and is weakly magnetic. The second variant has a lustrous, metallic reddish-brown color and is highly magnetic.

Magnetite is relatively uncommon in the Iron Creek zone and occurs in either a massive or fine-grained, disseminated habit. Massive magnetite within the Iron Creek zone is typically found in highly sheared rocks and accompanies moderate to strong sulphide mineralization in bands and pods up to 4in (10cm) thick in drill core. Magnetite generally occurs below the uppermost pyrite mineralized bed. Fine-grained magnetite occurs in disseminated blebs and patches, typically within bedded to weakly sheared siltite and quartzite. This habit is much more widespread than the massive bands observed in highly mineralized zones and does not appear to be associated with greater amounts of sulphide mineralization. Massive magnetite zones from metres to tens of metres thick typically occurs in heavily sheared zones in the footwall of the deposit and is well exposed at the Ruby zone.

Native copper and arsenopyrite are essentially trace minerals observed in the drill core and underground exposures. Dendritic native copper is almost exclusively fracture controlled with grains from <0.04 to 1.6in (<0.1 to 4.0cm) in length and is intimately associated with a brecciated diabase dike in Adit-1. Arsenopyrite is rare and observed mainly within the hanging wall quartzite of the upper zone, occurring as very small clusters of anhedral grains.

Oxidation and weathering have formed shallow surficial zones of residual quartz, jarosite, goethite and hematite ± brochantite ± chalcanthite, and kasparite, which has been observed at the Adit-1 portal and at the massive magnetite exposure at the Ruby zone. The copper sulfate minerals occur as thin fracture coatings and weak disseminations in and adjacent to highly mineralized zones in Adit-1 and Adit-2 and in nearby drill holes. Copper oxides are also widespread on the eastern edge of the resource area and are particularly well developed at the contact between the Challis volcanics and the underlying Apple Creek. Oxidation levels are shallow across the Property, generally <50ft (15m) deep, but increase to 80 to 100ft (24 to 30m) deep under North Fork of Iron Creek.

Deposit Type

The cobalt and copper mineralization at Iron Creek belong to a class of deposits variably described as BlackbirdCo-Cu or Blackbird Sediment-hosted Cu-Co deposits in and adjacent to the Blackbird mining district of Idaho.

The Blackbird mining district contains several cobalt-copper ± gold deposits and prospects hosted in similar meta-sedimentary rocks. These deposits and prospects define the ICB. These deposits are stratabound iron-, cobalt-, copper- and arsenic-rich sulphide mineral accumulations in nearly carbonate-free argillite/siltite couplets and quartzites.

There has been disagreement about the origin and formation processes of the “Blackbird-type” deposits, with some workers attributing the mineralization to sea-floor hydrothermal activity and associated, syn-sedimentary style (“SEDEX”) or volcanogenic massive sulphide (“VMS”) deposition. In the Blackbird deposits, the biotite-rich host rocks are considered pyroclastic tuff accumulations, but these micaceous rocks are not found without sulphide mineralization.

Alternatively, the origin of the Blackbird cobalt-copper deposits has been attributed to a range of mineralizing processes, from diagenetic to epigenetic; the latter occurring both before and during metamorphism. At the Blackbird deposits, geochronological and geochemical evidence suggests links to the post-sedimentary composite granite-gabbroic plutons dating the main stage of cobalt mineralization to be younger than 1,370Ma, postdating the host rocks by approximately 30Ma. Cobalt mineralization hosted by tourmaline-rich breccia bodies and veins that are also prevalent throughout the Blackbird area was also linked to the later metamorphic events discussed above: (1) 1,200 to 1,000Ma; and (2) 155 to 55Ma. The Iron Creek mineralization is considered to have formed due to metamorphism during the Sevier orogeny at 112 to 85Ma.

The evidence for epigenetic style cobalt-copper mineralization has led to comparison to iron oxide-copper-gold (“IOCG”) deposits. The widespread occurrence of magnetite at Iron Creek, specifically, supports a possible IOCG connection. Similarities exist between the Iron Creek zone, Ruby zone, and Magnetite zone and IOCG deposits at Tennant Creek, Australia.

Regardless of genetic models for cobalt and copper, both metals are generally stratabound on a local scale at Iron Creek.

Exploration

The Company rehabilitated the underground workings of the Adit-1 and Adit 2 for subsequent channel sampling and underground diamond drilling. In 2018, 20 mineralized drill core samples were submitted for detailed mineralogical, petrographic and geochemical studies. Eight of the 2017 and 2018 drill holes were surveyed by a downhole electromagnetic probe to detect off-hole conductivity features. Ninety-six discontinuous samples were collected along 1,575 ft (480 m) of strike to test the metal content of mineralization at Ruby. In 2020 and 2022, 26.5 line-miles of induced polarization ground geophysical surveys were completed at Iron Creek (2020) and at Ruby and Redcastle (2022). In January 2023, an updated NI 43-101 resource estimate was completed on the Iron Creek deposit.

2016-2018 Exploration

The Company, first as Scientific Metals Corp., then US Cobalt, then First Cobalt and currently Electra, commenced exploration of the Iron Creek Property in 2016 with a compilation of historical geological, drilling, geophysical and geochemical data. In 2017 and 2018, Issuer rehabilitated about 1,260ft of underground workings in Adit-1 andAdit-2, which provide subsurface access to portions of the Upper zones of the Iron Creek deposit for subsequent underground channel sampling and drilling. Adit-1 was fully rehabilitated and both portals of Adit-2 were excavated and partly rehabilitated during 2017. In the first quarter of 2018, the rehabilitation of Adit-2 was completed.

The entire length of Adit-1 was channel sampled and geologically mapped in detail by the Company’s geologists. A total of 133 channel samples each 5.0ft (1.5m) in length were collected from both ribs along the crosscut and drift. The samples were collected using air-powered chisels, with average sample weights of about 7.3lb (3.3kg). The underground channel samples were transported by one of the Company’s geologists from Adit-1 to the laboratory of American Assay Laboratories (“AAL”) in Sparks, Nevada.

Road-cut sampling was started, but not completed along the roads cross-cutting the Iron Creek deposit on the west side of the North Fork of Iron Creek.

2018 Mineralogical Studies

During 2018, the Company initiated mineralogical and petrographic studies of mineralized material from the upper zone. A total of 20 samples of drill core from 13 of the 2017 and 2018 drill holes were sent to SGS Minerals in Lakefield, Ontario for detailed mineralogical descriptions. The purpose of the study was to identify and quantify metallic mineral species over a range of cobalt grades as identified by geochemical analyses. Specific attention was made in this study to identify cobalt-bearing minerals. Core logging and underground mapping found a diversity of pyrite textures and a range of grain sizes that had not been systematically analyzed for cobalt content.

The SGS samples were derived from drill core and underground grab samples of pyrite-rich material. SGS prepared polished mounts of each sample for analysis using QEMSCAN, a standard method to derive high-resolution mineralogic images. Individual minerals are identified on each image manually by a mineralogist.

The principal metallic mineral in all 20 samples was pyrite. In six (6) samples, chalcopyrite was identified to a maximum of >14% in one sample. Pyrrhotite was identified in one sample. Magnetite and/or hematite are present in all samples; one sample contains >75% iron oxide. The cobalt-bearing minerals cobaltite, glaucodot, and gersdorffite were identified in four samples, but generally are in minor concentrations (≤0.33%). Arsenopyrite was not observed.

Electron microprobe analytical work was completed to determine the cobalt concentration within pyrite relating to texture and grain size. Based on the QEMSCAN maps, pyrite grains were grouped as follows:

●	Very fine grained - <50µm;
●	Fine grained – 50 to 200µm;
●	Medium grained – 200 to 700µm;
●	Coarse Grained – 700µm to 1500µm; and
●	Very Coarse Grained - >1500µm.

Based on the microprobe results, iron and cobalt demonstrate an inverse relationship that reflects direct substitution within pyrite. High levels of cobalt occur in all sub-divisions of grain sizes. Images of cobalt concentration within pyrite show cobalt is entrained within the pyrite grain lattice appearing as “growth bands”.

Cobalt Concentration in Pyrite

Fe-Co Ratio in Pyrite
coarse
fine
large vein
medium
very coarse
very fine
Co (%)
Fe (%)
0
1
2
3
4
5
6
39
40
41
42
43
44
45
46
47
48
49

2018 Borehole Electromagnetic Surveys

Borehole electromagnetic (“EM”) measurements were completed in eight diamond-drill-holes at Iron Creek to: a) identify “off-hole” EM responses, and b) determine the conductivity of both pyrite-rich and chalcopyrite-rich mineralization to plan airborne or ground geophysical surveys for future exploration. The geophysical surveys were conducted in November 2018 by Abitibi Geophysics. The eight surveyed drill holes are well distributed along the strike extent of mineralization. The holes intersected a range of pyrite and chalcopyrite abundance from massive sulphides (IC17-27 and IC17-38) to disseminated mineralization (ICS18-09A). The EM data for each drill hole were modelled to identify in-hole and off-hole conductors. Conductors are modelled as “plates” to match the measured EM responses. Plates were modelled for seven of the eight holes where conductors were interpreted to occur off-hole.

The strongest responses, highest conductivity, were encountered in drill holes IC17-27 (300 Siemens) and ICS18-13 (250 Siemens), likely detecting nearby massive-pyrite and stringer-chalcopyrite mineralization that had been drilled nearby.

Location of the Eight DDHs Includes in the Borehole EM Survey

2018 Surface Sampling at Ruby

Previous work in the Ruby zone by Cominco included bedrock sampling across the exposures highlighting anomalous cobalt. Exact locations of the Cominco sampling and the quality of geochemical data could not be verified so the Company collected samples across the Ruby zone in 2018. The Ruby zone occurs along Jackass Creek as a series of large gossanous outcrops containing a 3ft- to 50ft (0.9-15m) thick interval of massive magnetite and pyrite mineralization.

Ninety-six discontinuous samples were collected along approximately 1575ft (480m) of strike to test the metal content of mineralization and to examine the nature of the host rocks. Samples were not collected where breaks in the outcrops occur. Sampling was conducted using a rock saw at a constant height. Sampling was started in gossanous rock and individual samples were demarcated every five feet (1.5m) from the start point. Assay results returned 35ft (10.6m) of 0.24% Co, including 4.0ft (1.2m) of 0.43% Co, and 24.9ft (7.6m) of 0.26% Co.

The Company implemented a quality control program to comply with industry best practices in geochemical sampling including sampling procedures, chain of custody and analyses. As part of the QA/QC program, blanks, duplicates and standards were inserted with the field samples at Issuer’s office in Challis, Idaho. Over 15% of the total number of analyzed samples are control samples separate from the laboratory standards. For this sampling program, samples were prepared and analyzed by American Assay Laboratories (AAL) in Sparks, Nevada. The rock samples were dried, weighed, crushed to 85% passing -6 mesh, roll crushed to 85% passing -10 mesh, split to obtain 250g pulps, then pulverized in a closed bowl ring pulverizer to 95 % passing -150 mesh, and finally dissolved using 5-acid digestion for ICP analysis.

Airborne Magnetic Surveys

Airborne Magnetics was flown over the Property along with the overall ICB as part of the Earth MRI program in 2021 (Phelps, 2021). The magnetics define the mineralization at Ruby and at Iron Creek as occurring on the northeast margin of strong regional magnetic gradients. The Blackpine deposit to the northwest occurs on a similar geophysical break.

Induced Polarization Surveys

Induced Polarization (“IP”) geophysical surveys effectively define the zones of mineralization intercepted on the Iron Creek Project to date and are shown in the “2020 and 2022 IP Survey Stations” figure, below. In 2020 Aurora Geosciences completed an 18.5 line-km pole-dipole survey on the margins of the Iron Creek Resource Area. This survey was designed to cover the edges of the resource and extend the signature to the east and west. In 2022, Rock Bottom Geophysics conducted an 8.0 line-km pole-dipole survey on the Ruby prospect, including one line to evaluate the strike extent of mineralization onto the Redcastle project.

2020 and 2022 IP Survey Stations

Drilling

The Iron Creek Project database has 169 drill holes totalling 139,906ft (42,642m) completed from 1969 to January 2022, including five sets of underground channel samples entered into the database as “drill holes”. Of the 169 drill holes, 117 (excluding the five sets of underground channel samples) totalling 104,907ft (31,976m) were completed and/or sampled by the Company and were used in the estimate in some fashion. Five holes were lost and drilled again. Records for the historical drill holes are incomplete, but all are considered to have been drilled with diamond-core methods. Five of the holes were vertical (four historical and one drilled in 2017), and the balance were inclined with dips of 40° to -85°. None of the drill holes completed by operators prior to the Company were used for the mineral resource estimation.

Summary of Diamond Drilling Activities at Iron Creek

Year	Company	Number of holes	Feet drilled	Metres drilled	Comments
	unknown	20	12,727	3,879	historical holes by unknown companies
	Wilson	4	623	190	Not in MRE
	Sachem	7	4,161	1,268	Not in MRE
	Hannah/ Coastal	15	12,736	3,882	Not in MRE
	Noranda	1	579	176	Not in MRE
	Inspiration	1	467	142	Not in MRE
	Centurion	4	1,398	426	Not in MRE
	Cominco	2	2,308	703	Not in MRE
	Idaho Cobalt	117	104,907	31,976
		171	139,906	42,642

In addition to the drilling, the Company rehabilitated the underground workings of the Adit-1 and Adit-2 for underground diamond drilling and channel sampling later in 2016. In 2018, 20 mineralized drill core samples were submitted for detailed mineralogical, petrographic and geochemical studies. Eight of the 2017 and 2018 drill holes were surveyed by a downhole electromagnetic probe to detect off-hole conductivity features. Ninety-six discontinuous samples were collected along 1,575 ft (480 m) of strike to test the metal content of mineralization at Ruby. In 2020 and 2022, 26.5 line-miles of induced polarization ground geophysical surveys were completed at Iron Creek (2020) and at Ruby and Redcastle (2022). In January 2023, an updated NI 43-101 resource estimate was completed on the Iron Creek deposit.

Historical Drilling – Iron Creek Project

Records of the historical drilling are limited to references in historical reports and plotted on historical cross sections. Although all the drilling is believed to have been done with diamond-core methods, no information is available on the drilling contractors, drill rig types, or the exact drilling and sampling procedures. Maps and sections in historical reports indicate that many of the holes were surveyed for down-hole deviation, but the type(s) of instruments and applied methods are not known, and none of the down-hole deviation data are available. The results of the historical drilling were used by Hanna, Noranda and Centurion to estimate historical Mineral Reserves, but were not used in any way for the work described in the 2024 Technical Report Summary.

Little is known on the Property before Sachem in 1970 when 11 diamond drill core holes were done.

Coastal drilled a total of 13,250ft (4,040m) of core, principally in the Iron Creek zone, and one hole at each of the Sulfate and Ruby zones. That drilling substantially outlined the mineralization currently defined by the Company’s drilling.

In 1979, Noranda optioned the nearby Blackbird Mine from Hanna. This option included a 75% interest in the Iron Creek Property. Noranda subleased the Iron Creek Property to Inspiration Mines, Inc. in 1985. Two holes were drilled on the current Property during the Noranda/inspiration period.

In January 1988, Centurion Gold acquired the Property from Hanna. Centurion drilled three short holes in the Ruby zone in 1989.

Cominco American Resources Inc. leased the Property from Centurion in 1991. Cominco drilled two core holes for a total of 2,308ft (703.5m) in 1996.

There is no information on how the historical collar locations were surveyed by the historical operators. The Company’s geologists were able to measure the locations of five or six historical drill collars with a handheld GPS. The balance of the historical collar locations was estimated from historical aerial photographs, maps and cross-sections, and evidence of historical drilling sites observed in the field.

Although drill hole maps compiled by Cominco show curved traces for many of the historical holes, the Authors of the 2024 Technical Report Summary have no information on the methods, procedures and equipment used for the down-hole deviation measurements.

Historical Drilling – CAS Project

During the historical period, exploration work was conducted on the CAS portion of the Property. Nevada Contact drilled eight diamond drill holes in 2003 and six reverse circulation holes of unknown length in 2004 (6,476ft (1,973.9m) total length). The DD holes effectively intercepted the vein swarm at depth with multiple intercepts for cobalt and gold. The RC holes were drilled to test the extensions of the vein swarm to the east and west and were unsuccessful at intercepting significant mineralization.

In 2005, Salmon River Resources leased the CAS Property from and drilled five diamond drill holes for a total of 2,128ft (649m). Narrow zones of mineralization (3.0 to 20.5ft) (0.9m to 6.3m) ranging in gold grade from 0.03 to 0.19 oz/t Au were reported from this drilling by Stewart (2006).

2017 to 2019 Drilling

The Company, as US Cobalt, drilled a total of 94,857ft (28,912m) in 110 holes (InnovExplo resource database) from July 2017 to the end of the program in 2019. All the holes were drilled from the surface or from underground using diamond-core, wireline methods to recover HQ- and NQ-diameter core.

The 2017 drilling focused on the Upper zone at Iron Creek to confirm, infill and potentially expand the mineralized zones that were known from the historical drilling. The drilling did substantially confirm what was indicated by drilling by previous operators. The drilling contractor was Timberline Drilling (“Timberline”) of Hayden Lake, Idaho. Two modular Atlas Copco U8 underground type core drills were used.

In 2018, underground core drilling commenced again with Timberline as the contractor. A single Sandvik DE-130 underground drill was used to drill 27 NQ-diameter diamond-core holes in Adit-2. A total of four core holes were drilled in Adit-1. Timberline also drilled 14 HQ-diameter diamond-core holes from the surface before being evacuated from the Iron Creek Project area due to a wildfire. Another 18 surface core holes were drilled later in 2018. The 2018 surface drilling was carried out by Timberline with two Atlas Copco CS-14 track-mounted rigs, one modular Atlas Copco U8 underground rig and one UDR track-mounted rig. AK Drilling of Butte, Montana completed two drill holes (ICS18-20 and ICS18- 23) with LF90 drill rig coring HQ-size core.

In 2019, core drilling from the surface was also completed in 2019. Four drill holes were completed totalling 3,790ft.

The results of the 2017, 2018 and 2019 drilling have generally confirmed the cobalt and copper mineralization encountered by historical drilling in the Iron Creek deposit and confirmed the known orientation and general thickness of mineralization. Most importantly, the drilling helped the Company to recognize that the cobalt and copper mineralized zones are distinct from each other but spatially overlap in some areas.

Sampling procedures for drill programs followed by the Company are discussed in detail in Item 11 of the 43-101 Technical Report. The collar locations of the 2017 and 2018 surface and underground core holes were surveyed by Wade Surveying with an RTK Total Station.

In 2017 to 2019, drill holes were oriented at surface with a Reflex TM14 Gyro Compass. In 2017 to 2019, downhole surveys were completed using a Reflex EZ-shot Multi-shot magnetic survey tool at approximately 50 foot intervals.

2021-2022 Drilling Programs

In 2021, Electra commenced surface drilling in September with Major Drilling using a track mounted LF-90 operated in 2 12-hour shifts. Six holes were drilled totaling 2433 m targeting the extensions of mineralization on the east and west side of the deposit. The drilling successfully expanded the Cu and Co mineralization on the west side of the resource area at depth, and intercepted Co mineralization east of the resource area along strike and at depth. All holes were drilled with HQ diameter core.

In 2022, Electra commenced drilling in May with Titan Drilling out of Elko, Nevada using a track mounted LF-70 operating on two 10 hour shifts each day. Electra completed 6 holes for 1,674 m. One hole was completed on the east side of the Iron Creek Resource area to infill between the edge of the resource boundary and the drill intercepts in the 2021 step out program. The remaining 3 collars with two wedges were completed on the Ruby target to evaluate the depth extent of Ruby zone. All holes were collared with HQ diameter core and three were reduced to NQ diameter for core recovery and extensions. All holes intercepted significant cobalt mineralization confirming the depth extent and continuity of the Ruby zone.

Sampling procedures for drill programs conducted by the Company are discussed in detail in Item 11 of the 43-101 Technical Report. The 2021 and 2022 drilling campaign collar locations were surveyed by Civil Science of Twin Falls, Idaho with a Trimble R8-3 Base and a Trimble R10-2 Rover. The mine base used for 2017-2018 was paired in the 2021 and 2022 surveys along with a local mineral monument and select survey points throughout the Property to maintain consistency. In 2021 and 2022, the Company’s geologists used a Brunton compass and handheld HPS, with front and back sights set before moving the drill to the pad to orient drill holes. A Reflex Gyro Sprint-IQ was used in 2021 and Reflex Gyromaster was used in 2022. Downhole surveys in 2022 and 2023 were carried out at 100 feet intervals and many were re-run with continuous surveys recording orientation at 5-foot intervals. Surveying was conducted by drilling contractors and overseen and quality control checked by the supervising geologists. All holes, surface and underground, were surveyed down-hole and corrected for magnetic declination of 12.9° east.

Plan Map Showing 2021 Drill Holes

Schematic Longitudinal Section of the Iron Creek and Ruby Areas with Mineralized Drill Hole Intercepts

Sampling, Analysis and Data Verification

The drill core was transported by the Company’s geologists from the drill sites to the Company’s core-processing facility in Challis, Idaho. Core recovery, rock quality designation (“RQD”), and bulk density were measured by the Company’s geologists, and recorded in spreadsheets on notebook computers. Subsequently, whole-core digital photographs were taken. Following the photography, the core was sawn into two equal halves using an Almonte core saw and returned to the core boxes by technicians employed by Earl Waite and Sons Mining Contractors. After being sawn, the Company’s geologists logged the core and inserted wooden core blocks to mark sample intervals taking into consideration lithological contacts and extents of observed mineralization. Sample intervals varied from 1.0ft to 5.0ft (0.3-1.5m). The log information was recorded directly into spreadsheets via notebook computers. Following completion of the logging, the geologists removed the half-core sample intervals and placed them in pre-numbered sample bags that were then closed with ties. The bagged samples were subsequently placed in either plastic super sacks, or plastic collapsible bins, along with blanks, certified reference materials (“CRM”) and duplicate quarter-core samples.

The quality assurance/quality control (“QA/QC”) procedures employed by the Company during the 2017-2022 drilling programs included insertion of duplicates, blanks and CRM samples were inserted at a frequency of one for every five drill core samples and were alternated throughout the length of the hole, such that a blank, CRM or duplicate was analyzed once in every 20 samples. In the opinion of the Qualified Person, the sample preparation, analytical procedures, security and QA/QC program meet industry standards, and that the data are of good quality and satisfactory for use in the Mineral Resource Estimate reported in the 43-101 Technical Report.

Data verification included site visits and a review of drill core geological descriptions. On behalf of InnovExplo,Mr. Eric Kinnan, P. Geo, (the “site visit Qualified Person”), visited the Iron Creek project, including the Property and office in Salmon, Idaho, USA, from November 28 to 30, 2022. Throughout the duration of the site visit, the site visit Qualified Person was accompanied by the Principal Geologist, Mr. Dan Pace, and by Mr. Clayton Campbell, field and laboratory technician for the Iron Creek Project.

During the site visit, the site visit Qualified Person observed, verified, and ascertained the following key elements to establish the validity of the 2021 to 2023 drilling data used for the 2023 updated MRE. On the Property, the site visit Qualified Person observed evidence and precision of onsite exploration and drilling infrastructures, including accessible representative of underground and surface drill hole collars, drill pads, the network of access drill road and trail network linked to the local, and regional access road to the Company’s Iron Creek tenement, two exploration adits and representative tenement boundary claim posts. At the Company’s core storage facility and core shed in Salmon, the site visit Qualified Person observed the presence of drill core, drill samples and returned assay lab pulps stored in an undisturbed state in secured storage units.

Furthermore, independent due diligence sampling shows acceptable correlation with the original assays, and it is the Author’s opinion that the Company’s original results are suitable for use in the Mineral Resource Estimate reported in this Annual Report.

Cobalt and Copper Original Versus Check Assay Results

Mineral Processing and Metallurgical Testing

Test Results

Metallurgical test work dates to the early 1970s when studies were done by Hanna and its subsidiary Coastal. Apparently, Noranda also undertook some metallurgical testing. The original metallurgical files or reports are apparently not available. The only sources of metallurgical information are summaries by others (e.g., Ristorcelli, 1988; Centurion Gold, 1990).

Work done by Hanna/Coastal showed that the coarse-grained sulphides were well liberated and could be floated as a bulk concentrate. A copper concentrate was then produced with excellent recovery. This concentrate contained about 0.5oz Ag/ton and 0.2% As. The cobalt was rejected with the pyrite in the tailings.

McClelland Laboratories Inc. (“McClelland”) in Sparks, Nevada, was commissioned by the Company to undertake metallurgical testing commencing in 2018. McClelland received samples of drill core from four holes drilled in 2017, but the cobalt and copper contents were low, and the drill core was not tested. The Company then extracted two bulk samples from Adit-1and one from Adit-2, which were received by McClelland in May of 2018. It is worth noting that the current flotation results parallel those obtained in the earlier studies done by Hanna/Coastal. Both programs produced acceptable copper concentrates and showed that the bulk of the cobalt reported with the pyrite. However, the cobalt grade was generally low.

Once the initial flotation tests were completed and a variety of flotation products were available, a suite of products was selected for mineralogical evaluation. This work was done at BV Minerals – Metallurgical Division of Bureau Veritas Commodities Canada Ltd., in Richmond, British Columbia, and documented in the report of Ma (2018). The mineralogical investigation included QEMSCAN particle mineral analysis, X-ray diffraction analysis (to help calibrate the QEMSCAN results) and electron microprobe analysis. The conclusions suggest that flotation optimization should improve both metal recovery and concentrate quality.

In 2021, a sample of drill cores identified as 4657-Comp was sent to a metallurgical laboratory perform flotation testing. One of the goals of the testing was to verify if a cobalt concentrate with a higher grade could be obtained. The copper concentrate obtained has a lower grade than what was observed in the previous test work and the grade of the cobalt concentrate stays in the same range of values. A higher cobalt grade would have had the potential to produce a higher cobalt grade concentrate if it means that the pyrite, the cobalt carrier, has itself a higher cobalt grade. Another point that was observed is the higher ratio of sulfate to sulphide in the 4657 sample. This is an indication of oxidation that had occurred to the drill core sample. This oxidation may have produced soluble copper species, and this could be the explanation of the lower grade of the copper concentrate, a result of pyrite activation by copper ions. In summary, the metallurgical testing performed in 2021 shows lower metallurgical performances that were likely related to drill core sample degradation with time. These results were subsequently not considered for predicting performances.

Net Smelter Return Calculation

The metallurgical test work shows that a saleable copper concentrate could be obtained from the mineralized material, but difficulties were met in the samples of the 2021 campaign. However, it could be expected that more test work will demonstrate that the flotation parameters could be adjusted to improve the metallurgical performances. The grade of the cobalt concentrate could reach a value of near 1.5% but this seems to be the highest value that could be obtained. Based on the results, it could be stated that two concentrates with acceptable grades could be produced. However, the applied metal recoveries should be conservative considering the limited number of flotations test work.

The criteria used for the net smelter return calculation of the copper and cobalt concentrate are tabulated below. The recovery of copper and cobalt is considered as a conservative value while the grade is comparable to what was obtained in test work. The distance from the smelter is based on the nearest known smelter for copper concentrate and a projected smelter in the area for the cobalt, as described in section 5.3. The smelting cost is based on what is generally seen in the industry. No approach with the smelting plant has been done to confirm the availability or the smelting cost. Considering the level of the present study, this is an acceptable approach. The table also include the net smelter return value related to the average head grade of the block model.

Copper Net Smelter Return Calculation Criteria

Cobalt Net Smelter Return Calculation Criteria

Since the net smelter return must be calculated for each block of the model, because the value is related to the grade that is different from block to block, the criteria discussed above has been used to derive equations for calculation of the net smelter returns. The net smelter return calculations are also based on a recovery that is constant throughout the deposit, which is again an acceptable assumption considering the level of this study. The equations and the constant that are used in each equation are tabulated below. This equation has then been integrated in the block model for calculating the net smelter return of each block.

Copper Net Smelter Return Calculation Formula

Cobalt Net Smelter Return Calculation Formula

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

The updated mineral resource for the Iron Creek Project (the “2023 MRE” or “MRE”) was prepared by Martin Perron, P.Eng. and Marc R. Beauvais, P.Eng., of InnovExplo, using all available information. The mineral resources herein are not mineral reserves as they do not have demonstrated economic viability. The result of this study is individual mineral resource estimates for the Iron Creek project. The effective date of the 2023 MRE is January 27, 2023. The close-out date of Iron Creek Project database is December 15, 2022.

2023 Mineral Resource Estimate of the Iron Creek Cobalt-Copper Project at $87 net smelter return /t Cut-off
(Effective Date January 27, 2023)

Iron Creek Project	Mineral Resources	Tonnes (t)	Co (%)	Cu (%)	Lbs of Co	Lbs of Cu	Rec Co (%)	Rec Cu (%)
	Indicated	4,451,000	0.19	0.73	18,364,000	71,535,000	85	85
	Inferred	1,231,000	0.08	1.34	2,068,000	36,485,000	85	85

Notes for the 2023 MRE

1.	The effective date of the 2023 MRE is January 27, 2023.
2.	The independent and qualified persons for the 2023 MRE are Martin Perron, P. Eng. and Marc R. Beauvais, P.Eng. all from InnovExplo Inc.
3.	The 2023 MRE follows the S-K 1300.

4.	These mineral resources are not mineral reserves, because they do not have demonstrated economic viability. The results are presented undiluted and are considered to have reasonable prospects of economic viability.
5.	The estimate encompasses one large, mineralized envelope using the grade of the adjacent material when assayed or a value of zero when not assayed. Dilution zones encompassing all mineralized zones were created as part of the mineralized domain to reflect the dilution within the constraining shapes.
6.	High-grade capping supported by statistical analysis was done on raw assay data before compositing and established on a per-metal basis, having a limiting value at 1% for cobalt and 10% for copper. Composites (1.5m) were calculated within the zones using the grade of the adjacent material when assayed or a value of zero when not assayed.
7.	The estimate was completed using a sub-block model in Surpac 2022. A 4m x 4m x 4m parent block size was used.
8.	Grade interpolation was obtained by Inverse Distance Squared (ID2) using hard boundaries.
9.	A density value of 2.78 g/cm3 was assigned to the mineralized domain.
10.	The mineral resource estimate is classified as Indicated and Inferred. The Inferred category is defined with a minimum of three (3) drill holes within the areas where the drill spacing shows reasonable geological and grade continuity at the maximum range of the modelled semi-variogram. The Indicated mineral resource category is defined with a minimum of three (3) drill holes within the areas where the drill spacing shows reasonable geological and grade continuity at half the range of the modelized semi-variogram.
11.	The 2023 MRE is locally constrained within Deswik Stope Optimizer shapes using a minimal mining width of 2.0m for a potential underground LH. An NSR-based cut-off was calculated using the following parameters: mining cost = US$55.00/t; processing cost = US$22.00/t; G&A = US$10.00/t. The cut-off should be re-evaluated in light of future prevailing market conditions (metal prices, mining costs etc.).
12.	The number of metric tonnes was rounded to the nearest thousand, following the recommendations in S-K 1300 and any discrepancies in the totals are due to rounding effects. The metal contents are presented in pounds of in-situ metal rounded to the nearest hundred.
13.	The independent and qualified persons for the 2023 MRE are not aware of any known environmental, permitting, legal, political, title-related, taxation, socio-political, or marketing issues that could materially affect the Mineral Resource Estimate.

The mineral resource area of the Iron Creek Project covers an area of a 1,652 m strike length and a 780 m width, and extends to a height of 852 m. The 2023 MRE is based on diamond drill holes drilled between 2017 and 2022 and a litho-structural model constructed in Leapfrog. The 2023 MRE was prepared using the Leapfrog Geo software v.2021.2.4 and with Surpac 2022. Surpac was used for the grade estimation and block modelling. Basic statistics, capping and validations were established using a combination of Surpac, Microsoft Excel and Snowden Supervisor v.8.13 (Supervisor).

The Qualified Persons are of the opinion that the Iron Creek Project 2023 MRE can be classified as Indicated and Inferred mineral resources, based on geological and grade-continuity, data density, search ellipse criteria, drill hole spacing and interpolation parameters. The requirement of reasonable prospects for eventual economical extraction has been met by: a) having a cut-off grade applied to the constraining shapes, b) using reasonable inputs for the potential long-hole mining method; and c) constraints consisting of mineable shapes for the underground scenarios.

The Qualified Persons consider the Iron Creek Project 2023 MRE to be reliable and based on quality data and geological knowledge. The estimate follows S-K 1300.

Economic Parameters and Cut-off Net Smelter Return

Cut-off net smelter return parameters were determined by Qualified Person Marc R. Beauvais, using the parameters tabulated. Below. The deposit is reported at a rounded cut-off of US$87 net smelter return /t using the potentially Long-Hole mining method (LH). Long-Hole method was generated by the Deswik Stope Optimizer where general dip is greater or equal to 43 degrees.

Input Parameters Used to Calculate the Underground Cut-off Net Smelter Return for the Iron Creek Project

Input parameter	Value
LH minimal stope angle (°)	43
Global mining costs (US$/t)	55
Processing & transport costs (US$/t)	22
General and administration (G&A) costs (US$/t)	10
Total net smelter return cut-off value (US$/t)	87.00

The Qualified Person considers the selected cut-off value of US$87.00 to be adequate based on the current knowledge of the Iron Creek Project and to be instrumental in outlining mineral resources with reasonable prospects for eventual economic extraction for an underground mining scenario.

For long-hole method, the DSO parameters used a standard length of 25.0m longitudinally, along the strike of the deposit, a 25.0m height, and a minimum width of 2.0m. The minimum shape measures 15.0m x 15.0m x 2.0m. The standard shape was optimized first. If it was not potentially economical, smaller stope shapes were optimized until it reached the minimum mining shape.

The use of those conceptual mining shapes as constraints to report mineral resource estimates demonstrate that the “reasonable prospects for eventual economic extraction” meet the criteria defined in the CIM MRMR Best Practice Guidelines of November 29, 2019.

Block Model Validation

Validation was done visually and statistically by the Qualified Persons to ensure that the final mineral resource block model is consistent with the primary data. First, the volume estimates for each code attributed by the mineralized zones were compared between the block model and the three-dimensional wireframe models. Additionally, block model grades, composite grades and assays were visually compared on sections, plans and longitudinal views for both densely and sparsely drilled areas. No significant differences were observed. A generally good match was noted in the grade distribution without excessive smoothing in the block model (compares the composites to the block grade). Comparison of the global mean of the block model for the two interpolation scenarios and the composite grades for the mineralized domain at zero cut-off for the Indicated and Inferred blocks did not reveal significant differences.

Comparison of the Mean Grades for Blocks and Composites

Mineralized Zone	Indicated and Inferred Blocks
	Count	Grade (%)	Count	ID2 Model (%)	OK Model (%)
Co	16274	0.047	1676024	0.029	0.030
Cu	16258	0.124	1676024	0.096	0.095

The trend and local variation of the estimated inverse distance square (ID2) and ordinary kriging (OK) models were compared to the composite data using swath plots in three directions (North, East and Elevation) for the Indicated and Inferred blocks for cobalt and for copper. Cases in which the composite mean is higher than the block mean are commonly a consequence of clustered drilling patterns in high-grade areas. It is also noteworthy that the mean of the composites is independent of the classification.

The comparison between composite and block grade distribution and the overall validation did not identify significant issues.

Cut-off Net Smelter Return Sensitivity

The sensitivity of the Iron Creek Project 2023 mineral resource estimate to cut-off net smelter return is demonstrated below. The reader should be cautioned that the numbers provided should not be interpreted as a mineral resource statement. The reported quantities and grade at different cut-off grades are presented in-situ and for the sole purpose of demonstrating the sensitivity of the mineral resource model to the selection of a reporting cut-off net smelter return.

Sensitivity of the 2023 MRE to Different Net Smelter Return Cut-off values (Effective Date of January 27, 2023)

Net Smelter Return Cut-off (US$)	Tonnes (t)	Co (%)	Cu (%)	Lbs of Co	Lbs of Cu
INDICATED MINERAL RESOURCES
78.30	5,778,000	0.17	0.66	22,146,000	83,822,000
82.65	5,035,000	0.18	0.69	20,102,000	76,517,000
87.00	4,451,000	0.19	0.73	18,364,000	71,535,000
91.35	4,033,000	0.19	0.77	16,930,000	68,319,000
95.70	3,609,000	0.20	0.80	15,651,000	63,371,000
INFERRED MINERAL RESOURCES
78.30	1,693,000	0.07	1.19	2,789,000	44,422,000
82.65	1,470,000	0.07	1.28	2,361,000	41,367,000
87.00	1,231,000	0.08	1.34	2,068,000	36,485,000
91.35	1,094,000	0.08	1.42	1,810,000	34,208,000
95.70	1,027,000	0.08	1.44	1,709,000	32,563,000

Based on all available information, the Qualified Persons are of the opinion that all issues relating to relevant technical and economic factors that are likely to influence the prospect of economic extraction can be resolved.

Mineral Reserve Estimates

No Mineral Reserves have been defined to date by the Company for the Iron Creek Deposit

Recommendations

Based on the results of the 2023 MRE, the Authors of the 2024 Technical Report Summary recommend that the Iron Creek Project move to an advanced exploration phase and toward an initial economic study. A two-phase work program is recommended, where Phase 2 is conditional on positive results for Phase 1.

In Phase 1, the Authors recommend completing exploration work on the Iron Creek Project, updating the 2023 MRE and using the results of this updated MRE and internal studies as a basis for completing a Preliminary Economic Assessment (“PEA”) of the Iron Creek Project. In support of the PEA study, an updated S-K 1300 Technical Report Summary should be completed.

In Phase 2, the Authors recommend defining and completion of a Pre-Feasibility Study (“PFS”) in accordance with the PEA results and recommendations. In support of the PFS study, an updated S-K 1300 Technical Report Summary should be completed.

The costs to complete the Phase 1 and Phase 2 programs are estimated to be CAD$8,410,000 (incl. 15% for contingencies) and CAD$1,150,000 (including 15% for contingencies), respectively.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The management’s discussion and analysis of the Company for the year ended December 31, 2023 is included in this Annual Report in Exhibit 15.1, which is incorporated herein by reference. The management’s discussion and analysis of the Company for the year ended December 31, 2022 is included in the Annual Report in Exhibit 15.1, which is incorporated herein by reference.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.ADirectors and Senior Management

The following table sets out, for each of our directors and executive officers, the person’s name, province or state, and country of residence, position with us, principal occupation and, if a director, the date on which the person became a director. Our directors are expected to hold office until our next annual general meeting of Shareholders. Our directors are elected annually and, unless re-elected, retire from office at the end of the next annual general meeting of Shareholders.

Directors and Executive Officers

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since
Trent Mell(4) Toronto, Ontario, Canada Age 54	President, Chief Executive Officer and Director	Current President & CEO of the Company	March 14, 2017
John Pollesel(1)(2)(3)(4) Sudbury, Ontario, Canada Age 60	Chairman and Director	Current CEO of Boreal Agrominerals Inc., an agromineral fertilizer company	May 17, 2017
C.L. “Butch” Otter(1)(2)(3) Star, Idaho, USA Age 81	Director	Retired Governor of Idaho	February 21, 2019
Susan Uthayakumar(1)(2) Miami, Florida, USA Age 51	Director	Current Chief Energy and Sustainability Officer at Prologis Inc.; former President Sustainability Business Division of Schneider Electric	October 1, 2019
David Allen Oakville, Ontario, Canada Age 60	Chief Financial Officer

Current Chief Financial officer; Advisor with Hive Advisory Inc.,

former CFO of TAAL Distributed Information Technologies Inc.
from December 2020 to December 2023, Self- employed July 2019 to

November 2020, former VP, Finance at Canada Goose Holdings Inc.

prior to July 2019.

N/A
Michael Insulan Luxembourg Age 43	Vice President, Commercial	Current Vice-President, Commercial of the Company; former Senior Market Analyst at Eurasian Resources Group	N/A
Mark Trevisiol Sudbury, Ontario, Canada Age 62	Vice President, Project Development	Current Vice-President, Project Development of the Company; former Site Manager of Northern Sun Mining	N/A
George Puvvada Markham, Ontario, Canada Age 58	Vice-President, Metallurgy and Technology	Current Vice-President, Metallurgy and Technology of the Company and former Technical Manager since 2020, previously employed with Northern Sun Mining	N/A
Heather Smiles Oakville, Ontario, Canada Age 38	Vice-President, Investor Relations and Corporate Development	Current Vice-President, Investor Relations and Corporate Development formerly employed by Baffinland Iron Mines	N/A

Notes:

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Compensation, Governance and Nominating Committee Member of the Technical and Sustainability Committee

Biographies of Directors and Executive Officers

The following are brief profiles of our executive officers and directors, including a description of each individual’s principal occupation within the past five years.

Trent Mell – President, Chief Executive Officer, and Director

Trent Mell, Founder & CEO of Electra Battery Materials, leads Electra’s mission to create a fully integrated, localized, and environmentally sustainable battery materials supply chain in North America. With 25 years of international business experience, Trent has orchestrated 100+ transactions, from multimillion-dollar to over $10 billion, securing over $2 billion in capital. As a natural resources executive, he has extensive experience in capital markets, project development, operations and mineral processing with various companies, including Barrick Gold, Sherritt International, and North American Palladium. Trent is also a Board member for the Toronto French School and previously served on the Boards of Toronto Hydro-Electric System Limited and Boost Child & Youth Advocacy Centre. Trent holds an EMBA from the Kellogg School of Management and Schulich School of Business, a LL.M from Osgoode Hall as well as a B.A., B.C.L. and LL.B. from McGill University.

John Pollesel – Chairman and Director

Mr. John Pollesel has over 30 years of experience in the mining industry and is currently Chief Executive Officer of Boreal Agrominerals Inc. Prior to this, he was Senior Vice President, Mining at Finning Canada. Mr. Pollesel previously served as Chief Operating Officer and Director of Base Metals Operations for Vale SA’s North Atlantic Operations, where he was responsible for the largest underground mining and metallurgical operations in Canada. Prior to this, he was Vice President and General Manager for Vale’s Ontario Operations. Mr. Pollesel also served as the Chief Financial Officer for Compania Minera Antamina in Peru, with executive management responsibilities for one of the largest copper-zinc mining and milling operations in the world. Mr. Pollesel holds an HBA and MBA from the University of Waterloo and Laurentian University, respectively. He is a FCPA.

C.L. “Butch” Otter – Director

Mr. Otter is an American businessman and politician. He held the longest serving consecutive terms as Governor of Idaho, a position he held from 2007 to 2019. Mr. Otter was also the longest serving Lieutenant Governor of Idaho with 14-year tenure from 1997 to 2001, before being elected to the U.S. Congress from 2001 to 2007. Butch spent 30 years working with J.R. Simplot Company, a privately-owned global food and agribusiness with interests in seed production, farming, fertilizer manufacturing, frozen-food processing, and food brands and distribution. He worked his way up from a Simplot Caldwell Potato Plant to the position of President of Simplot International, during which he traveled to nearly 80 countries to promote the company. Mr. Otter also served in the military from 1968 to 1973. He was part of the Idaho Army National Guard’s 116th Armored Cavalry.

Susan Uthayakumar – Director

Ms. Uthayakumar is a business executive with almost 25 years of experience in finance and executive management. Ms. Uthayakumar is the current Chief Energy and Sustainability Officer at Prologis Inc. Susan Uthayakumar leads the Prologis’ customer-focused sustainability and energy solutions business as Chief Energy and Sustainability Officer. In this capacity, she is responsible for evaluating and scaling both existing and emerging energy solutions across the Prologis platform. She also partners with Prologis’ environmental stewardship, social responsibility and governance (ESG) team on strategy, progress, stakeholder engagement and related initiatives. Prior to joining Prologis, Susan was president of Schneider Electric’s Sustainability Business Division. During her 16-year tenure with the company, she was instrumental in transforming Schneider Electric to a digital power and automation technology company by driving sustainability, efficiency and resiliency. Before that, she was CEO of Schneider Canada. Uthayakumar recently was recognized as a 2021 Environment+Energy Leader 100 Honoree for successfully delivering climate mitigation action to enterprise customers. Previously, Susan led strategy and M&A projects globally with McCain Foods Limited, an international leader in the frozen food industry, and held various leadership positions with Deloitte, a global advisory firm.

David Allen – Chief Financial Officer

David Allen is a senior finance executive and business leader with over 30 years of experience, Mr. Allen has worked in the manufacturing, natural resources, shipping, real estate and financial services industries. He has extensive experience in CFO and senior finance roles with complex international companies and Fortune 250 Canadian companies, including TAAL, Canada Goose, Anaergia Inc. and Algoma Central Corporation. Over his career, Mr. Allen has demonstrated a strong ability to formulate and drive organizational strategies in a fast-paced and dynamic environment. As Chief Financial Officer, David will manage all aspects of financial management at Electra, including the completion of the financing package for construction of North America’s first cobalt sulfate facility. David is an accredited Chartered Professional Accountant and Chartered Accountant in the province of Ontario.

Michael Insulan – Vice President, Commercial

Michael Insulan has nearly 20 years of experience across oil and gas, bulk commodities, base and minor metals. He has worked for Royal Dutch Shell, CRU, and Eurasian Resources Group. Prior to Electra, Michael was primarily focused on the cobalt market where he has built a reputation as an industry expert. As Vice President, Commercial, Michael has overall responsibility for marketing of the Company’s refined cobalt sulfate production to electric vehicle (EV) manufacturers and battery cell makers. He will also be responsible for marketing recycled cobalt, nickel, lithium and other battery materials produced by Electra Battery Materials’ Canadian refinery under a proposed expansion to refine black mass recovered from end-of-life lithium-ion batteries. Michael holds a PhD in Economics, focused on the extractive industries.

Mark Trevisiol, Vice President, Project Development

Mr. Trevisiol is a professional engineer with 30 years of experience in mineral processing, mining, capital projects and executive management. Mr. Trevisiol spent over 20 years with Glencore predecessor companies Falconbridge Ltd. and Xstrata Nickel, where he was General Manager of Business Development and Strategy, General Manager of the Sudbury Smelter Business Unit, Manager of Smelter Operations and Superintendent of the Kidd Creek Zinc Plant. More recently, Mark held a number of executive leadership and board positions, including CEO positions at Crowflight Minerals and Silver Bear Resources. During his career, Mr. Trevisiol has had responsibility in mining and mineral processing for teams of up to 300 people, with responsibility for operations, safety & environment, custom feed, engineering, maintenance and technology. He has a demonstrated track record of increasing plant efficiency and margins, notably in treating third party feeds. With Falconbridge Ltd., Mr. Trevisiol championed a new recycling facility primarily designed to handle spent cobalt-based lithium batteries. He has worked across several commodities, including nickel, cobalt, zinc, copper, lithium, gold, and silver. Mr. Trevisiol holds an Engineering degree from the University of Waterloo.

George Puvvada – Vice-President, Metallurgy and Technology

Dr. Puvvada is a highly qualified metallurgist with over 25 years of industrial metallurgical experience. Over his career, Dr. Puvvada built a reputation developing flowsheets for difficult ores and delivered projects for some of the world’s largest mining companies, including Vale, Xstrata and Barrick Gold. As Electra Battery Materials Vice President, Metallurgy and Technology, Dr. Puvvada will be a key member of the senior leadership team tasked with executing on Electra refinery expansion and commissioning strategy and qualifying the Company’s cobalt sulfate product for inclusion in Western automaker electric vehicle batteries. Prior to joining Electra, Dr. Puvvada was employed with Northern Sun Mining, overseeing all aspects of feed evaluation, metallurgical processing, lab supervision and project development. He previously spent several years as a metallurgist at the Peko Mine in Australia, testing, developing and piloting for the recovery of base and precious metals. Dr. Puvvada has also worked with some of the world’s leading metallurgical and engineering firms, including SNC Lavalin, Tetra Tech, Ortech and SGS. Dr. Puvvada holds a Bachelor’s Degree in Mineral Processing from Andhra University in India and a PhD in Extractive Metallurgy from the University of New South Wales in Australia.

Heather Smiles – Vice-President, Investor Relations and Corporate Development

Ms. Smiles is a seasoned Investor Relations professional with nearly 15 years’ experience in investor relations, capital markets, strategic planning, and communications. Ms. Smiles has previously worked with global metals and mining companies including Electra, Baffinland Iron Mines, and Golden Star Resources. She has a proven track record working with boards, executive teams and operations, analyzing business situations to develop and implement practical investor and stakeholder programs and strategies. Ms. Smiles is responsible for building and maintaining a strategic investor relations program and contributing to the advancement of the Company’s vision of becoming the leading North American refinery for electric vehicle battery materials. Heather previously served as Director, Investor Relations for Electra until 2019.

6.B.Compensation

Compensation of Directors

The Company recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. Compensation of directors of the Company is reviewed annually and determined by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the Company’s financial resources. The following table sets out certain information respecting the compensation paid to directors who were not NEOs (as defined below) for the financial year ended December 31, 2023. For the purposes of this report, “NEO”, or “named executive officer”, includes the Company’s Chief Executive Officer, Chief Financial Officer and its three (3) other most highly compensated executive officers.

Mr. Mell was a director and a NEO during the year ended December 31, 2023. Any compensation received by him in his capacity as a director of the Company is reflected in the Management Compensation Table in this Annual Report.

Director Compensation Table

The following table sets forth compensation paid to directors in the financial year ending December 31, 2023, and who were not also officers, employees, or NEOs of the Company.

			Share	Option	Non-equity
		Fees	based	based	incentive	Pension	All other	Total
		earned	Awards	Awards	compensation	value	compensation	compensation
Name and principal position	Year	($)	($)	($)	($)	($)	($)	($)
John Pollesel(2)	2023	40,000	109,422	Nil	Nil	Nil	Nil	149,422
C.L. “Butch” Otter(3)	2023	80,000	52,873	Nil	Nil	Nil	Nil	132,873
Susan Uthayakumar(4)	2023	—	73,173	Nil	Nil	Nil	Nil	73,173
Garett Macdonald(5)	2023	17,060	40,001	Nil	Nil	Nil	Nil	57,061

Notes:

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.
(2)	John Pollesel was appointed as a director of the Company on May 17, 2017 and was granted 72,360 DSUs in 2023.
(3)	C.L. “Butch” Otter was appointed as a director of the Company on February 21, 2019 and was granted 33,742 DSUs in 2023.
(4)	Susan Uthayakumar was appointed as a director of the Company on October 1, 2019 and was granted 61,208 DSUs in 2023.
(5)	Garett Macdonald was appointed as a director of the Company on June 4, 2018 and was granted 16,667 DSUs in 2023. Mr. Macdonald resigned as a director of the Company on May 17, 2023.

Management Compensation Table

The following table sets out certain information respecting the compensation paid for the financial year ended December 31, 2023 to NEOs of the Company:

					Non-equity incentive
					compensation
					($)
					(f)
			Share	Option	Annual	Long-term
			based	based	incentive	incentive	Pension	All other	Total
		Salary	Awards	Awards(1) (2)	plans(3)	plans	value	compensation	compensation
Name and principal position	Year	($)	($)	($)	(f1)	(f2)	($)	($)	($)
Trent Mell
President and Chief Executive Officer	2023	390,769	461,628	256,944	25,000	Nil	Nil	1,430	1,135,771
David Allen
Chief Financial Officer(4)	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Craig Cunningham(5)
Former Chief Financial Officer	2023	156,154	37,500	48,177	35,000	Nil	Nil	718	277,549
Peter Park(6)
Former Chief Financial Officer	2023	105,769	Nil	55,920	Nil	Nil	Nil	494	162,183
Mark Trevisiol(7)
Vice President, Project Development	2023	241,000	183,516	77,083	Nil	Nil	Nil	1,375	502,974
Michael Insulan(7)
Vice President Commercial	2023	240,000	145,001	Nil	Nil	Nil	Nil	Nil	385,001
Joe Racanelli
Vice President, Investor Relations(8)	2023	221,673	Nil	48,177	30,000	Nil	Nil	1,186	301,039

Notes:

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.
(2)	This column includes the grant date fair value of all Options granted by the Company to the NEOs during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment and were estimated using the Black-Scholes option pricing model. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across the industry as an option valuation model, and because it is the same model the Company uses to value options for financial reporting purposes.
(3)	Management bonuses were paid based on achieving certain corporate objectives for the applicable years.
(4)	David Allen was appointed CFO on January 1, 2024.
(5)	Mr. Cunningham was appointed CFO on June 8, 2022, he resigned as the CFO on June 30, 2023 and was replaced by Peter Park, as Chief Financial Officer of the Company.
(6)	Mr. Park was appointed CFO on July 1, 2023, he resigned as the CFO on December 31, 2023 and was replaced by David Allen, as current Chief Financial Officer of the Company on January 1, 2024.
(7)	Messrs. Trevisiol and Insulan became NEOs in 2021 after Mr. Trevisiol joined the Company in 2020 and Mr. Insulan joined in 2021.
(8)	Mr. Racanelli became an NEO when he joined the Company in 2022.

6.C.Board Practices

Employment, Consulting and Directors’ Service Contracts

Trent Mell – Chief Executive Officer

On February 15, 2017, Trent Mell entered into an employment agreement with the Company (the “Mell Agreement”) and was subsequently appointed as President and Chief Executive Officer of the Company on March 2, 2017. Mr. Mell was paid an annual base salary of $400,000 in 2022. In January 2023, the Company signed a revised contract with Mr. Mell, outlining a bonus potential of up to 100% of base salary, contingent upon achieving corporate objectives agreed upon with the Board.

Craig Cunningham – Former Chief Financial Officer

On June 8, 2022, Craig Cunningham entered into an employment agreement with the Company (the “Cunningham Agreement”) and was appointed as Chief Financial Officer of the Company. Mr. Cunningham was paid an annual base salary of $280,000. His target bonus was 50% of base salary and a maximum bonus potential of 75% of base salary, contingent upon achieving corporate objectives agreed upon with the Board. Mr. Cunningham resigned from the Company on June 30, 2023 and was replaced by Peter Park, as Chief Financial Officer of the Company.

Peter Park – Former Chief Financial Officer

On July 1, 2023, Peter Park entered into an employment agreement with the Company (the “Park Agreement”) and was appointed as Chief Financial Officer of the Company. Mr. Park was paid an annual base salary of $220,000. Mr. Park resigned from the Company on December 31, 2023 and was replaced by David Allen, current Chief Financial Officer of the Company.

David Allen – Chief Financial Officer

On December 21, 2023, the Company entered into an engagement letter with Hive Advisory Inc. (“Hive”) for Hive to provide financial outsourcing services to the Company (the “Allen Agreement”). Pursuant to the Allen Agreement, David Allen was appointed as Chief Financial Officer of the Company and performs all related services as a consultant. The Allen Agreement expires May 31, 2024, however it may be renewed through one-month minimum extensions. Pursuant to the Allen Agreement, Electra is to pay Hive $27,360 per month of which Hive retains a percentage while the remainder is paid to Mr. Allen.

Michael Insulan – Vice President, Commercial

On December 23, 2020, Michael Insulan entered into an agreement with the Company (the “Insulan Agreement”), and was subsequently appointed as Vice-President, Commercial. Mr. Insulan is paid an annual base salary of $240,000. He has a target bonus of 40% of base salary, contingent upon achieving corporate objectives to be agreed upon with the Board. The Insulan Agreement was amended in January 2023 to include provisions for payment upon termination following a change of control of the Company, as described below.

Mark Trevisiol – Vice President, Project Development

On July 23, 2020, Mark Trevisiol entered into an agreement with the Company (the “Trevisiol Agreement”), and was subsequently appointed as Vice-President, Projects. Mr. Trevisiol is paid an annual base salary of $270,000 with a target bonus was 50% of base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO. The Trevisiol Agreement was amended in January 2023 to include provisions for payment upon termination following a change of control of the Company, as described below.

Joe Racanelli - Vice President Investor Relations

On May 24, 2022, Joe Racanelli entered into an agreement with the Company (the “Racanelli Agreement”), and was subsequently appointed as Vice-President, Investor Relations. Mr. Racanelli was paid an annual base salary of $215,000, with a target bonus of 35% of base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO. Mr. Racanelli resigned from the Company on December 15, 2023.

Termination and Change of Control Benefits

In accordance with the terms of the Mell Agreement, the Company may terminate the executive at any time without further obligation by providing notice based on the length of employment of each executive. Mr. Mell would be entitled to receive a payment equivalent to 24 months’ salary and bonus in the event the agreement is terminated without cause. The Company has also entered into a change of control agreement with Mr. Mell, pursuant to which Mr. Mell would be entitled to payments equivalent to the above in the event he is terminated within 12 months of a change of control event. A change of control event is defined as another party acquiring a controlling position in the Common Shares of the Company. Upon any of the termination or change of control payments noted above, there are no associated conditions for the terminated officers such as non-compete clauses. Mr. Mell must continue to adhere to his confidentiality requirements under the Company’s existing policies.

There are no change of control provisions under the Allen Agreement. The Allen Agreement terminates on May 31, 2024, unless otherwise extended.

In January 2023, the Insulan Agreement was amended to include a change of control agreements pursuant to which Mr. Insulan would be entitled to payments equivalent 12 months’ salary and bonus in the event the agreement is terminated without cause.

The Trevisiol Agreement was also amended in January 2023 to include a change of control agreements pursuant to which Mr. Trevisiol would be entitled to payments equivalent 18 months’ salary and bonus in the event the agreement is terminated without cause.

The following table discloses the estimated amounts payable to those NEOs under a termination or change of control. Amounts disclosed in the table below assume that the NEOs termination of employment and/or change of control occurred on December 31, 2023.

	Payment due	Payment due
	upon Termination	upon Change of Control
NEO	($)	($)
Trent Mell	1,600,000	1,600,000
David Allen	Nil	Nil
Mark Trevisiol	607,500	607,500
Michael Insulan	345,600	345,600
Joe Racanelli(1)	n/a	n/a

(1)Mr. Racanelli was not employed by the company at December 31, 2023, having resigned from the Company on December 15, 2023.

Audit Committee

Charter of the Audit Committee

The full text of the current Terms of Reference for the Audit Committee is attached as Exhibit 15.2 to this Annual Report.

Composition of the Audit Committee

The Company’s Audit Committee consists of three directors, all of whom are independent pursuant to Nasdaq’s independence standards. They are also all financially literate, including within the meaning of NI 52-110. The members of the Audit Committee are Susan Uthayakumar (Chair), John Pollesel and C.L. “Butch” Otter.

Relevant Education and Experience

The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Susan Uthayakumar (Committee Chair) – Ms. Uthayakumar has almost 25 years of experience in finance and executive management. Ms. Uthayakumar is the current Chief Energy and Sustainability Officer at Prologis Inc. Prior to joining Prologis, Ms. Uthayakumar was with Schneider Electric for 16 years, a global leader in energy management and automation. Ms. Uthayakumar is a CA and CPA and holds an Executive MBA from the Kellogg School of Management as well as a Bachelor of Arts and a Master of Accounting from the University of Waterloo.

John Pollesel – Mr. Pollesel has over 30 years of experience in the mining industry and has held senior management roles with several publicly listed companies. Mr. Pollesel holds an HBA and MBA from the University of Waterloo and Laurentian University, respectively. He is a FCPA and FCMA.

C.L. “Butch” Otter, Director – Mr. Otter spent 30 years working with J.R. Simplot Company, a privately-owned global food and agribusiness with interests in seed production, farming, fertilizer manufacturing, frozen-food processing, and food brands and distribution. He worked his way up from a Simplot Caldwell Potato Plant to the position of President of Simplot International.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The policy and procedures relating to the pre-approval of non-audit services provided to the Company are described in the Terms of Reference for the Audit Committee attached as Exhibit 15.2 to this Annual Report.

The Compensation, Governance, and Nominating Committee

Charter of the Compensation, Governance, and Nominating Committee

The full text of the current Terms of Reference for the Compensation, Governance, and Nominating Committee is attached as Exhibit 15.3 to this Annual Report.

Description of the Compensation, Governance, and Nominating Committee

The Compensation, Governance, and Nominating Committee (the “CGN Committee”) has been created to assist the Board in fulfilling its responsibility for developing and recommending corporate governance principles applicable to the Company and overseeing qualified individuals in Board and management positions. The CGN Committee also makes recommendations to the Board concerning executive compensation matters. The CGN Committee is responsible for the review and assessment of the compensation arrangements for the Company’s NEOs. The Board (exclusive of the CEO, who is also a member of the Board) approves executive compensation.

The CGN Committee rely on their experience and background in the mining and finance sectors, both as senior executives and as members of the boards of directors of other public companies and works with the Management to make executive compensation decisions in the best interests of the Company. In assessing individual executive compensation, the CGN Committee, with input from Management, considers the compensation of the individual’s peers in comparable industries, the individual’s experience, performance and historical compensation and the overall performance of the Company. The CGN Committee meets as required throughout the year in person or by telephone.

There are two (2) scheduled meetings each year – one at year-end to determine review compensation, including performance incentive entitlements, and another meeting to review long-term incentive grants for Board and management under the Company’s 2022 Amended and Restated LTIP. The assessments and determinations made at these two (2) meetings relate to the overall executive compensation package provided to NEOs. The CGN Committee also meets on an ad hoc basis throughout the year to review matters outside of the normal compensation review process.

Composition of the CGN Committee

The CGN Committee is currently comprised of Messrs. John Pollesel (Chair) and C.L. “Butch” Otter, both of whom are independent.

Relevant Experience

All members of the CGN Committee have direct experience relevant to their responsibilities concerning executive compensation. The members of the CGN Committee rely on their individual experiences as current or previous executives/directors of reporting issuers. These experiences and the skills derived therefrom allow the members to appropriately make decisions on the suitability of the Company’s compensation policies and practices.

6.D.Employees

As of December 31, 2023, the Company had 23 staff members (21 employees located in Canada and 2 employees located in Europe) made up of full-time employees (15) and contractors (8).

6.E.Share Ownership

The following table indicates information as of May 9, 2024, regarding the beneficial ownership of our Common Shares for:

●	each person who is known by us to beneficially own more than 5% of our Common Shares;
●	each named executive officer;
●	each of our directors; and
●	all of our directors and executive officers as a group.

Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any Common Shares on or within 60 days of May 9, 2024, upon conversion or exercise of outstanding securities or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person. As of May 9, 2024, we had 72 record holders of our Common Shares, with 14 record holders in Canada, representing 95.45% of our outstanding Common Shares, and nine (9) record holders in the United States, representing 4.32% of our outstanding Common Shares.

Except as otherwise indicated, the address of each of the persons in this table is 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

	Shares Beneficially		Percentage of Shares
Name and Address of Beneficial Owner	Owned		Beneficially Owned
5% and Greater Shareholders:
NewGen Asset Management Limited	4,452,060	(1)	7.78%
Whitebox Advisors LLC	5,900,164	(2)	9.9%

Directors and Named Executive Officers:
Trent Mell	435,263	(3)	*	%
John Pollesel	25,000		*	%
C.L. “Butch” Otter	1,167		*	%
Susan Uthayakumar	76,042		*	%
David Allen	Nil		*	%
Michael Insulan	52,789	(4)	*	%
Mark Trevisiol	59,250		*	%
George Puvvada	20,284		*	%
Heather Smiles	1,288		*	%
All executive officers and directors as a group (9 persons)(5)	671,083		1.03%

Notes:

*	Indicates beneficial ownership of less than 1%.
(1)	According to Schedule 13G filed with the SEC on February 13, 2024, consists of 1,435,696 Common Shares and 3,016,364 Common Shares underlying warrants. NewGen Asset Management Limited has shared voting and dispositive power with NewGen Holdco Limited and NewGen Equity Long/Short Fund with respect to such securities. The principal business office of NewGen Asset Management Limited Commerce Court North, Suite 2900, King Street West, Box 405, Toronto, A6 M5L 1G3, Canada.

(2)	According to Schedule 13G filed with the SEC on February 14, 2024, each of Whitebox Advisors LLC (“WA”) and Whitebox General Partner LLC is deemed to be the beneficial owner of 5,900,164 Common Shares, as a result of WA’s clients’ ownership of: (i) 2,143,875 Common Shares; (ii) warrants to purchase 5,398,027 Common Shares at an exercise price of $2.48 per Common Share (“February Warrants”); (iii) $25,500,000 principal amount of 8.99% Convertible Senior Secured Notes due 2028 with the conversion rate of 403.214 Common Shares per $1,000 principal amount (“Notes”), which are convertible into 10,281,957 Common Shares; and (iv) warrants to purchase 2,909,091 Common Shares at an exercise price of $1.74 per Common Share (“August Warrants” and, together with February Warrants, “Warrants”), with each of (ii) through (iv) subject to the Beneficial Ownership Limitations (defined below). Warrants and Notes are subject to a blocker which prevents the holder from exercising Warrants or converting Notes to the extent that, upon such exercise or conversion, the holder would beneficially own in excess of 9.9% of Common Shares outstanding as a result of the conversion (the “Beneficial Ownership Limitations”). Lisa Conrad is the General Counsel and Chief Compliance Officer of WA, and the principal business office of WA is 3033 Excelsior Boulevard, Suite 500, Minneapolis, MN 55416.
(3)	Includes 340,669 Common Shares, 87,695 Common Shares owned by Cienna Capital Corp., and 6,900 Common Shares underlying warrants.
(4)	Includes 49,859 Common Shares and 3,200 Common Shares underlying warrants.
(5)	Includes all directors, nominees, and current executive officers.

2022 Amended and Restated LTIP

The purpose of the 2022 Amended and Restated LTIP (the “2022 Amended and Restated LTIP”) is to align the interests of those directors, employees and consultants designated by the Board as being eligible to participate in the 2022 Amended and Restated LTIP with those of the Company and its shareholders and to assist in attracting, retaining and motivating key employees by making a portion of the incentive compensation of participating employees directly dependent upon the achievement of key strategic, financial and operational objectives that are critical to ongoing growth and increasing the long-term value of the Company. In particular, the 2022 Amended and Restated LTIP is designed to allow the Board to grant Awards to promote the long-term success of the Company and the creation of Shareholder value by: (a) encouraging the attraction and retention of directors, key employees and consultants of the Company and its subsidiaries; (b) encouraging such directors, key employees and consultants to focus on critical long-term objectives; and (c) promoting greater alignment of the interests of such directors, key employees and consultants with the interests of the Company. Historically, the Company has made use of long-term incentive grants as an alternative to cash bonuses and salary increases as a means of conserving capital, rewarding performance, retaining personnel and aligning behavior with Shareholder interests.

An “Award” means an option (“Option”), performance share unit (“PSU”), restricted share unit (“RSU”) and deferred share unit (“DSU”) granted under the 2022 Amended and Restated LTIP.

The following table summarizes the key provisions of the 2022 Amended and Restated LTIP. Defined terms used below not otherwise defined herein shall have the meaning set out in the 2022 Amended and Restated LTIP.

Eligible Participants	For all Awards, any director, officer, employee or consultant of the Company or any subsidiary of the Company who is eligible to receive Awards under the 2022 Amended and Restated LTIP.
Types of Awards	Options, PSUs, RSUs and DSUs.
Number of Securities Issued and Issuable

The aggregate number of Common Shares reserved and set aside for issue upon the exercise or redemption and settlement for all Awards granted under the 2022 Amended and Restated LTIP, together with all other established security-based compensation arrangements of the Company, shall be not more than 4,100,000 Common Shares. In addition to the foregoing:

●
up to a maximum of 350,000 Common Shares may be reserved for issuance upon conversion of RSUs;
●
up to a maximum of 350,000 Common Shares may be reserved for issuance upon conversion of PSUs;
●
up to a maximum of 400,000 Common Shares may be reserved for issuance upon conversion of DSUs; and
●
to a maximum of 3,000,000 Commons Shares may be reserved for up issuance upon the exercise of Options.

Plan Limits

When combined with all of the Company’s other previously established security-based compensation arrangements, including the limitation imposed on the maximum number of Common Shares which may be issued pursuant to the exercise or redemption and settlement of DSUs, PSUs, RSUs and Options set out above, the 2022 Amended and Restated LTIP shall not result in the grant:

●
to any one person in any 12-month period which could, when exercised, result in the issuance of Common Shares exceeding 5% of the issued and outstanding Common Shares, calculated at the date of grant, unless the Company has obtained the requisite disinterested shareholder approval to the grant;
●
to any one consultant in any 12-month period which could, when exercised, result in the issuance of Common Shares exceeding 2% of the issued and outstanding Common Shares, calculated at the date of grant;
●
of Options in any 12-month period, to persons employed or engaged by the Company to perform Investor Relations Activities which could, when exercised, result in the issuance of Common Shares exceeding, in aggregate, 2% of the issued and outstanding Common Shares, calculated at the date of grant; or
●
of RSUs, PSUs or DSUs to persons employed or engaged by the Company to perform Investor Relations Activities.

Definition of Market Price

“Market Price” at any date in respect of the Common Shares is the closing trading price of such Common Shares on the TSXV on the last trading day immediately before the date on which the Market Price is determined. In the event that the Common Shares are not then listed and posted for trading on a TSXV, the Market Price is the fair market value of such Common Shares as determined by the Board in its sole discretion.

Assignability	An Award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s representatives.
Amending Procedures

The Board may at any time or from time to time, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the 2022 Amended and Restated LTIP and may amend the terms and conditions of any Awards granted thereunder, provided that no amendment may materially and adversely affect any Award previously granted to a participant without the consent of the participant. Provided that any amendments made to the 2022 Amended and Restated LTIP shall be made following TSXV requirements. By way of example, amendments that do not require shareholder approval and that are within the authority of the Board include but are not limited to:

●
Amendments of a “housekeeping nature”;
●
Any amendment for the purpose of curing any ambiguity, error or omission in the 2022 Amended and Restated LTIP or to correct or supplement any provision of the 2022 Amended and Restated LTIP that is inconsistent with any other provision of the 2022 Amended and Restated LTIP;
●
An amendment which is necessary to comply with applicable law or the requirements of any stock exchange on which the shares are listed;
●
Amendments respecting administration and eligibility for participation under the 2022 Amended and Restated LTIP;
●
Changes to the terms and conditions on which Awards may be or have been granted pursuant to the 2022 Amended and Restated LTIP, including changes to the vesting provisions and terms of any Awards;
●
Any amendment which alters, extends or accelerates the terms of vesting applicable to any Award;

●
Changes to the termination provisions of an Award or the 2022 Amended and Restated LTIP which do not entail an extension beyond the original fixed term.

Notwithstanding the foregoing, shareholder approval shall be required for the following amendments (unless such an amendment is prohibited by TSXV requirements in which case such amendment cannot be made):

●
Reducing the exercise price of Options, or cancelling and reissuing any Options to in effect reduce the exercise price;
●
Extending (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU, RSU or DSU will be forfeited or terminated per its terms, other than in circumstances involving a blackout period; and
●
Increasing the fixed maximum number of shares reserved for issuance under the 2022 Amended and Restated LTIP;
●
Permitting Awards granted under the 2022 Amended and Restated LTIP to be transferable or assignable other than for estate settlement purposes;
●
Amending the definition of “Eligible Person” to permit the introduction or reintroduction of participants on a discretionary basis; and
●
Revising any shareholder approval requirements needed under the 2022 Amended and Restated LTIP.

Financial Assistance	The Company does not provide financial assistance to participants under the 2022 Amended and Restated LTIP.
Other

In the event of a change in control, the Board has the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding Options and to settle all of the participant’s outstanding PSUs, RSUs and DSUs, subject to any required approval of the TSXV and subject to completion of the change in control, and has the discretion to accelerate vesting.

The 2022 Amended and Restated LTIP further provides that if the expiry date or vesting date of Options is during a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the blackout period, subject to certain requirements of the TSXV as set out in the 2022 Amended and Restated LTIP. In the case of PSUs, RSUs and DSUs, any settlement that is effected during a blackout period shall be in the form of a cash payment.

Description of Awards
A.Options
Stock Option Terms and Exercise Price

The exercise price, vesting, expiry date and other terms and conditions of the Options are determined by the Board. The exercise price shall in no event be lower than the Market Price of the shares at the date of grant, less any allowable discounts.

Term	Options are for a fixed term and exercisable as determined by the Board, provided that no Option shall have a term exceeding ten years.
Vesting

All Options granted under the 2022 Amended and Restated LTIP are subject to such vesting requirements as may be imposed by the Board, with all Options issued to consultants performing Investor Relations Activities vesting in stages over at least 12 months with no more than 1/4 of the Options vesting in any three-month period.

Exercise of Option	The participant may exercise Options by payment of the exercise price per Common Share subject to each Option.
Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Vesting	Expiry of Vested Options
	Death	Unvested Options automatically vest as of the date of death	Options expire on the earlier date of the Option and one year following the date of death
	Disability	Options continue to vest following the terms of the Option until the date that is one year following the date of disability	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of disability
	Retirement	Options continue to vest following the terms of the Option until the date that is one year following the date of retirement	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of retirement
	Resignation	Unvested Options as of the date of resignation automatically terminate and shall be forfeited

Options expire on the earlier of the scheduled expiry date of the Option and three months following the date of resignation

Options granted to Persons engaged primarily to provide Investor Relations Activities expire on the earlier of the scheduled expiry date of the Option and 30 days following the date of resignation

Termination without Cause / Constructive Dismissal (No Change in Control)

Unvested Options granted prior to the Original LTIP Date automatically vest as of the Termination Date

Unvested Options granted from and after the Original LTIP Date continue to vest following the terms of the Option until the date that is one year following the Termination Date

Options expire on the earlier of the scheduled expiry date of the Option and one year following the Termination Date
Change in Control

Options granted before the Original LTIP Date shall vest and become immediately exercisable, subject to any required approvals of the TSXV

Options from and after the Original LTIP Date do not vest and become immediately exercisable upon a change in control, unless:

●
the successor fails to continue or assume the obligations under the 2022 Amended and Restated LTIP or fails to provide for a substitute Award, or
●
if the Option is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control,

subject to any required approvals of the TSXV

Options expire on the scheduled expiry date of the Option
Termination with Cause

Options granted prior to the Original LTIP Date that are unvested as of the Termination Date automatically terminate and shall be forfeited

Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

Vested Options granted prior to the Original LTIP Date shall expire on the earlier of the scheduled expiry date of the option and three months following the Termination Date

Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

B.Performance Share Units
PSU Terms

A PSU is a notional security but, unlike other equity-based incentives, vesting is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to PSUs under the 2022 Amended and Restated LTIP (including the performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s PSU account) are determined by the Board at the time of the grant.

Vesting

PSUs do not vest, and cannot be paid out (settled), until the completion of the performance cycle. For Canadian taxpayers, the performance cycle shall in no case end later than December 31 of the calendar year that is three years after the grant date.

Settlement

At the grant date, the Board shall stipulate whether the PSUs are paid in cash, shares, or a combination of both, in an amount equal to the Market Value of the notional shares represented by the PSUs in the holders’ account.

C.Restricted Share Units
RSU Terms

An RSU is a notional security that entitles the recipient to receive cash or shares at the end of a vesting period. The terms applicable to RSUs under the 2022 Amended and Restated LTIP (including the vesting schedule and whether dividend equivalents will be credited to a participant’s RSU account) are determined by the Board at the time of the grant.
Credit to RSU Account

As dividends are declared, additional RSUs may be credited to RSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one share on such record date.

Vesting

RSUs vest upon lapse of the applicable restricted period. For employees, vesting generally occurs in three equal instalments on the first three anniversaries of the grant date. For directors, one-third of the Award may be immediately vesting, with the balance vesting equally over the first two anniversaries of the grant date.

Settlement

At the grant date, the Board shall stipulate whether the RSUs are paid in cash, shares, or a combination of both, in an amount equal to the Market Value of the notional shares represented by the RSUs in the holders’ account.

D.Deferred Share Units
DSU Terms

A DSU is a notional security that entitles the recipient to receive cash or shares upon resignation from the Board (in the case of directors) or at the end of employment. The terms applicable to DSUs under the 2022 Amended and Restated LTIP (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the Board at the time of the grant.

Typically, DSUs have been granted (i) as a component of a director’s annual retainer, or (ii) as a component of an officer’s annual incentive grant. The deferral feature strengthens alignment with the long-term interests of shareholders.

Credit to DSU Account

As dividends are declared, additional DSUs may be credited to DSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one share on such record date.

Vesting	DSUs are fully vested upon grant.
Settlement

DSUs may only be settled after the date on which the holder ceases to be a director, officer or employee of the Company. At the grant date, the Board shall stipulate whether the DSUs are paid in cash, shares, or a combination of both, in an amount equal to the Market Value of the notional shares represented by the DSUs in the holders’ account.

E.PSUs, RSUs and DSUs
Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Treatment of Awards
Death

Outstanding Awards that were vested on or before the date of death shall be settled as of the date of death. Outstanding Awards that were not vested on or before the date of death shall vest immediately and be settled as of the date of death, prorated to reflect (i) in the case of RSUs and DSUs, the actual period between the grant date and date of death, and (ii) in the case of PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the participant’s performance for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining Awards shall in all respects terminate as of the date of death.

Disability

In the case of RSUs and DSUs, outstanding Awards as of the date of disability shall continue to vest for a period no longer than one year of the date of disability and be set with their terms. In the case of PSUs, outstanding PSUs as of date the of disability shall vest and be settled following their terms based on the participant’s performance for the applicable performance period(s) up to the date of the disability. Subject to the foregoing, any remaining Awards shall in all respects terminate as of the date of disability.

Retirement

Outstanding Awards that were vested on or before the date of retirement shall be settled as of the date of retirement. Outstanding Awards that would have vested on the next vesting date following the date of retirement shall be settled as of the earlier of such vesting date and the date that is one year from the date of retirement. Subject to the foregoing, any remaining Awards shall in all respects terminate as of the date of retirement.

	Resignation	Outstanding Awards that were vested on or before the date of resignation shall be settled as of the date of resignation, after which time the Awards shall in all respects terminate.
Termination without Cause / Constructive Dismissal (No Change in Control)

Outstanding Awards that were vested on or before the Termination Date shall be settled as of the Termination Date. Outstanding Awards that would have vested on the next vesting date following the Termination Date (in the case of PSUs, prorated to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the participant’s performance for the applicable performance period(s)

up to the Termination Date), shall be settled as of the earlier of such vesting date and the date that is one year from the Termination Date. Subject to the foregoing, any remaining Awards shall in all respects terminate as of the Termination Date.

Change in Control

Awards do not vest and become immediately exercisable upon a change in control, unless:

●
the successor fails to continue or assume the obligations under the 2022 Amended and Restated LTIP or fails to provide for a substitute Award, or
●
if the Award is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control.

Termination with Cause	Outstanding Awards (whether vested or unvested) shall automatically terminate on the Termination Date and be forfeited.

Any Common Shares subject to an Award which for any reason expires without having been exercised or is forfeited or terminated shall again be available for future Awards under the 2022 Amended and Restated LTIP and any Common Shares subject to an Award that is settled in cash and not Common Shares shall again be available for future Awards under the 2022 Amended and Restated LTIP.

Employee Share Purchase Plan

The Employee Share Purchase Plan for the Company (the “ESP Plan”) provides eligible employees of the Company and certain of the Company’s designated affiliates, who wish to participate in the ESP Plan (each, an “ESP Plan Participant”), with a cost-efficient vehicle to acquire Common Shares and participate in the equity of the Company through payroll deductions, for: (i) advancing the interests of the Company through the motivation, attraction and retention of employees and officers of the Company and its designated affiliates in a competitive labor market; and (ii) aligning the interests of the employees of the Company with those of shareholders through a culture of ownership and involvement.

The following are the key provisions of the ESP Plan.

●	A maximum of 1,000,000 Common Shares are reserved for issuance under the ESP Plan, provided, however, that the number of Common Shares reserved for issuance under the ESP Plan and under all other security-based compensation arrangements of the Company and its subsidiaries shall, in the aggregate, not exceed 20% of the number of Common Shares then issued and outstanding. In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made in the number of Common Shares available under the ESP Plan.
●	The Common Shares issuable under the ESP Plan are subject to several restrictions:
-

the aggregate number of Common Shares issuable at any time to insiders under the ESP Plan and all other security-based compensation arrangements of the Company and its subsidiaries shall not, in the aggregate, exceed 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis;

-

within any one-year period, the Company shall not issue to Insiders under the ESP Plan and all other security-based compensation arrangements of the Company and its subsidiaries, in the aggregate, a number of Common Shares exceeding 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis; and

-

within any one-year period, the Company shall not issue to any one Person (and companies wholly-owned by that Person) under the ESP Plan and all other security-based compensation arrangements of the Company and its Subsidiaries, in the aggregate, a number of Common Shares exceeding five percent (5%) of the issued and outstanding Common Shares, calculated on a non-diluted basis.

●	Any eligible employee may elect to participate in the ESP and contribute money (the “Employee Contribution”) to the ESP Plan in any calendar quarter by delivering to the Company a completed and executed “Enrolment and Contribution Election Form” authorizing the Company to deduct the Employee Contribution from the ESP Plan Participant’s Base Annual Salary (as defined in the ESP Plan) in equal instalments beginning in the first quarterly period in which the eligible employee enrolls in the ESP Plan. Such direction will remain effective until: (i) the ESP Plan Participant’s employment is terminated (as described more fully below), (ii) the ESP Plan Participant’s Retirement (as defined in the ESP Plan), (iii) the ESP Plan Participant elects to withdraw from the ESP Plan by delivering a completed and executed “Withdrawal Form”, or (iv) the Board terminates or suspends the ESP Plan, whichever is earlier.
●	The Employee Contribution, as determined by the ESP Plan Participant, shall be a minimum of 1% and must not exceed 10% of the ESP Plan Participant’s Base Annual Salary (before deductions). The Employee Contribution may be changed by the ESP Plan Participant once each calendar year by delivering a completed and executed “Contribution Adjustment Form” to the Company.
●	For each quarterly period during a calendar year, the Company will credit (or notionally credit) each ESP Plan Participant’s account (each, an “ESP Account”) with an amount equal to 100% of the amount of the Employee Contribution (the “Company Contribution”).
●	The Company will credit an ESP Plan Participant’s ESP Account with notional grants of Common Shares for each quarterly period in an amount equal to the quotient obtained when (i) the aggregate contribution then held by the Company in trust for an ESP Plan Participant at the end of each quarterly period, is divided by (ii) the “Market Value” of the Common Shares as at the end of each quarterly period. Appropriate adjustments to ESP Account notional credits will be made in the event of changes in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise. For purposes of the ESP Plan, “Market Value” means, on any date, the volume weighted average price of the Common Shares traded on the TSXV for the five (5) consecutive trading days prior to such date or, if the Common Shares are not then listed on the TSXV, on such other stock exchange as determined for that purpose by the Board (or such other committee of the directors appointed to administer the ESP Plan) in its discretion.
●	Additional notional Common Shares are credited to an ESP Account in respect of the existing notional Common Shares then credited whenever cash or other dividends are paid on the Common Shares. Additional notional Common Shares credited on this basis are an amount equal to the quotient obtained when (i) the aggregate value of the cash or other dividends that would have been paid to such ESP Plan Participant if the notional Common Shares then credited to the ESP Account of such ESP Plan Participant as at the record date for the dividend had been Common Shares, is divided by (ii) the Market Value of the Common Shares as at the date on which the dividend is paid on the Common Shares.
●	An ESP Plan Participant is only entitled to receive Common Shares upon the notional Common Shares recorded in his or her ESP Account becoming vested. Notional Common Shares credited to the ESP Plan Participant’s ESP Account vest as follows:
-

In respect of the Employee Contribution, notional Common Shares will vest immediately upon the earlier of (i) a Change of Control (as defined in the ESP Plan) of the Company, (ii) the Retirement of the ESP Plan Participant, (iii) the commencement of the total disability of the ESP Plan Participant, (iv) the death of the ESP Plan Participant, and (v) December 31st of any calendar year.

-

In respect of the Company Contribution, notional Common Shares vest on the terms set in the sole discretion of the Board (or such other committee of the directors appointed to administer the ESP Plan). However, if the Board (or such other committee) has not specified the vesting terms of a particular issuance of Common Shares credited to the “ESP Account” of an ESP Plan Participant, such Common Shares shall vest immediately upon the earlier of (i) a Change of Control of the Company, (ii) the Retirement of the ESP Plan Participant, (iii) the commencement of the total disability of the ESP Plan Participant, (iv) the death of the ESP Plan Participant, and (v) December 31st of any calendar year, provided that such ESP Plan Participant has not (a) been terminated by the Company or a designated affiliate (with or without cause), or (b) ceased employment with the Company or a designated affiliate as a result of resignation or some other reason other than Retirement (“Termination” or “Terminated”) before December 31st of such calendar year.

-

If an ESP Plan Participant is terminated before the notional Common Shares credited to his or her ESP Account becoming vested, the amount of the Company Contribution shall be credited (or notionally credited) back to the Company.

●	To settle notional Common Shares, the Company, in its sole discretion, shall either:
-

within ten (10) days from the end of each calendar year, issue for the account of each ESP Plan Participant, fully paid and non-assessable Common Shares equal to the number of notional Common Shares credited to the ESP Account of such ESP Plan Participant as of December 31st of such calendar year;

-

within ten (10) days from the end of each calendar year, purchase or arrange for the purchase on the market, on behalf of each ESP Plan Participant, such number of Common Shares equal to the number of notional Common Shares credited to the ESP Account of such ESP Plan Participant as of December 31st of such calendar year; or

-	within ten (10) days from the end of each calendar year, settle notional Common Shares by some combination of issuing and purchasing in accordance with the above.
●	Common Shares issued to ESP Plan Participants under the ESP Plan may be made subject to any holding period as deemed appropriate or as required under applicable securities laws.
●	In the event of the Termination of an ESP Plan Participant, the ESP Plan Participant shall automatically cease to be entitled to participate in the ESP Plan.
●	The Board (or such other committee of the directors appointed to administer the ESP Plan) may from time to time amend, suspend or terminate (and re-instate) the ESP Plan in whole or in part without approval of the Shareholders of the Company, but subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSXV.
●	The Board has broad discretion to amend the ESP Plan without seeking the approval of shareholders, including, without limitation, amendments to the ESP Plan to rectify typographical errors and/or to include clarifying provisions for greater certainty. However, the Company may not make the following amendments to the ESP Plan without the approval of shareholders and the TSXV: (i) an amendment to remove or exceed the insider participation limit prescribed by the TSXV Corporate Finance Manual; (ii) an amendment to increase the maximum number of Common Shares issuable under the ESP Plan; and (iii) an amendment to an amending provision within the ESP Plan.
●	Except as otherwise may be expressly provided for under the ESP Plan or pursuant to a will or by the laws of descent and distribution, no right or interest of an ESP Plan Participant under the ESP Plan is assignable or transferable.

6.F.Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.Major Shareholders

See Item 6.E. above.

7.B.Related Party Transactions

Except as otherwise set out herein, there are no material interests, direct or indirect, of any director, executive officer, person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last three completed financial years or during the current financial year which has materially affected or is reasonably expected to materially affect the Company.

7.C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.Consolidated Statements and Other Financial Information

The audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 can be found under “Item 18. Financial Statements”.

8.B.Significant Changes

We are not aware of any significant change that has occurred since December 31, 2023, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

ITEM 9.THE OFFER AND LISTING.

9.A.Offer and Listing Details

The Common Shares are listed and posted for trading on each of the TSX and Nasdaq under the trading symbol “ELBM”.

9.B.Plan of Distribution

Not applicable.

9.C.Markets

A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under “Item 9.A. Offer and Listing Details.”

9.D.Selling Shareholders

Not applicable.

9.E.Dilution

Not applicable.

9.F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

10.A.Share Capital

Not applicable.

10.B.Memorandum and Articles of Association

Articles

The Company was continued under the CBCA on September 4, 2018. The corporation number is 1095406-3.

By articles of amendment dated December 6, 2021, the Company changed its name from First Cobalt Corp. to Electra Battery Materials Corporation.

On April 13, 2022, the Company completed the Consolidation on the basis of one (1) post-Consolidation Common Share for every eighteen (18) pre-Consolidation Common Shares.

The following special provisions shall be applicable to the Company:

Without limiting the powers of the Company as set forth in the CBCA, the Company, if authorized by the Board, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the Board considers appropriate;
(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on other such terms as the Board considers appropriate;
(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
(4)	mortgage, hypothecate, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company, including property that is movable or immovable, corporeal or incorporeal.

The powers conferred above shall be deemed to include the powers conferred on a corporation by Division VII of the Act Respecting the Special Powers of Legal Persons being chapter P-16 of the Revised Statutes of Quebec.

The Board may from time to time delegate to a director, a committee of directors or an officer of the Company any or all of the powers conferred on the Board as set out above, to such extent and in such manner as the Board shall determine at the time of such delegation.

Between annual general meetings of the Company, the Board may appoint one or more additional directors to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual general meeting.

Bylaws

At the Annual and Special Meeting of shareholders held on June 26, 2018, shareholders approved a resolution to amend the Company’s previously approved by-laws effective upon the Company’s continuance as a federal company under the CBCA (the “Bylaws”).

Neither the Articles nor the Bylaws limit the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. The Bylaws provide that directors shall receive such fees and expenses as the Board shall from time to time prescribe (Bylaws, section 5.6).

The annual meeting of the shareholders shall be held at such date, time and place, if any, as shall be determined by the Board and stated in the notice of the meeting for the transaction of such business as may properly come before the meeting (Bylaws, section 3.2).

Special meetings of shareholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board or requisition by shareholders in accordance with the CBCA. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting (Bylaws, section 3.3).

The Board is permitted to fix a record date for any meeting of the shareholders that is between 21 and 60 days prior to such meeting or as otherwise prescribed by applicable laws (Bylaws, section 3.4).

Each director shall hold office until a successor is duly elected and qualified or until the Director’s earlier death, resignation, disqualification or removal.

Common Shares

Special meetings of shareholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board or requisition by shareholders in accordance with the Act. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

As of the date hereof, our authorized share capital consists of an unlimited number of Common Shares, of which 57,198,468 are issued and outstanding. In addition, we have 3,765,711 Common Shares issuable pursuant to outstanding stock options, 599,331 DSU’s, 298,152 RSU’s and 33,724,658 issuable upon the exercise of outstanding warrants.

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any preemptive, subscription, redemption, or conversion rights.

10.C.Material Contracts

There have been no material contracts entered into by the Company within the most recently completed financial year or before the most recently completed financial year that are still in effect, other than contracts made in the ordinary course of business.

10.D.Exchange Controls

There are currently no government laws, decrees, regulations or other legislation of Canada or the United States that restrict the export or import of capital (including the availability of cash and cash equivalents) or that affect the remittance of dividends, distributions, interest or other payments to non-residents of Canada or the United States holding our Common Shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

10.E.Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion summarizes the anticipated U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the ownership and disposition of the Common Shares. This discussion addresses only holders who acquire and hold Common Shares as “capital assets” (generally, assets held for investment purposes).

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”), and the US Treaty, all as in effect on the date hereof, and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, the 3.8% Medicare tax on certain net investment income, or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. U.S. Holders should consult their own tax advisers regarding such matters.

No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax exempt organizations, partnerships and other pass-through entities and their owners, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired the Common Shares in connection with the exercise of employee share options or otherwise as compensation for services, persons that are resident or ordinarily resident in or have permanent establishment in a jurisdiction outside the United States, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, U.S. expatriates, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of the Company’s shares by voting power or by value.

As used herein, a “U.S. Holder” is a beneficial owner of the Common Shares who, for U.S. federal income tax purposes, is: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Common Shares, the tax treatment of a partner in or owner of the partnership or other entity or arrangement will generally depend upon the status of the partner or owner and the activities of the entity. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of the Common Shares are urged to consult their own tax advisors regarding the tax consequences of the ownership and disposition of the Common Shares.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their own tax advisors regarding the application of federal income tax laws to their particular circumstances, as well as any state, provincial, local, non-U.S. and other tax consequences of investing in the Common Shares and acquiring, holding or disposing of the Common Shares.

Passive Foreign Investment Company Rules

A foreign corporation will generally be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” In general, “passive income” includes dividends, interest, certain rents and royalties and certain gains, including the excess of gains over losses from certain commodities transactions. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it directly holds its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. Based on the composition of the Company’s income and the value of its assets, the Company believes that it was classified as a PFIC for its taxable year ending December 31, 2023 and may continue to be classified as a PFIC for the current taxable year. The Company’s status as a PFIC in any taxable year, however, requires a factual determination that can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Company will be classified as a PFIC for the current taxable year or for any future taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of the Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of the Company’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in us.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (“QEF Election”), with respect to its interest in the PFIC. Consequently, if the Company is classified as a PFIC, it may be advantageous for a U.S. Holder to elect to treat us as a “qualified electing fund” with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF Election with respect to the Company, provided that the necessary information is provided by the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF Election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF Election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF Election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF Election is made. For any taxable year in which the Company determines that it was likely a PFIC, the Company intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” for such taxable year with respect to the Company and, if applicable, any Subsidiary PFIC in which it owns more than 50% of such subsidiary’s total aggregate voting power. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Company and, if applicable, any Subsidiary PFIC.

Alternatively, if the Company was to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (a “Mark-to-Market Election”), instead of a QEF Election, provided Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury Regulations. However, a U.S. Holder will not be permitted to make a Mark-to-Market Election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a Mark-to-Market Election, as well as the advisability of making a protective QEF Election in case the Company is classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder generally must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Distributions on Common Shares

In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not expect to maintain calculations of the Company’s earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax), regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.

Subject to applicable limitations and provided the Company is eligible for the benefits of the US Treaty or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. Any amount of distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain corporate U.S. Holders in respect of dividends received from U.S. corporations.

Distributions to a U.S. Holder with respect to the Common Shares may be subject to Canadian non-resident withholding tax. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the impact of, and any exception available to, the special income sourcing rule described in this paragraph. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon a sale, exchange or other taxable disposition of the Common Shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition and the adjusted tax basis of such Common Shares. If any foreign tax is imposed on the sale, exchange or other disposition of the Common Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. A U.S. Holder’s initial tax basis in the Common Shares generally will equal the cost of such Common Shares. Such gain or loss will be a long-term capital gain or loss if the Common Shares have been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of the Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of the Common Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold the Common Shares. U.S. Holders should also be aware that if the Company were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Common Shares and their particular situations.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

10.F.Dividends and Paying Agents

Not applicable.

10.G.Statement by Experts

Not applicable.

10.H.Documents on Display

Documents concerning our company referred to in this Annual Report may be viewed by appointment during normal business hours at our registered and records office at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

10.I.Subsidiary Information

Not applicable.

10.J.Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation’s activities expose it to a variety of financial risks: liquidity risk, credit risk, and market risk (including foreign currency risk and interest rate risk). For a discussion of financial risks for fiscal years 2022 and 2021, please refer to Note 20 of the Company’s Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021, which is included as Exhibit 99.2 to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and is incorporated by reference herein.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Per Note 1, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and the Company is going through a planning and budgeting process to update the capital estimates and completion schedule associated with the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material. The following are the contractual maturities of financial liabilities as at December 31, 2023, and December 31, 2022:

	As at December 31, 2023
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$8,828	$—	$—
Long-term government loan payable [1]	—	—	4,299
Convertible notes payable	—	—	67,453
Lease payable	122	125	160
Total	$8,950	$125	$71,912

The contractual liabilities relating to government loan payable assumes that repayment would begin on June 30, 2026 in 19 equal quarterly instalments.

	As at December 31, 2022
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$18,864	$—	$—
Loan payable	3,436	3,445	6,589
Long-term government loan payable [1]	—	996	3,737
Convertible notes payable [1]	—	—	48,759
Lease payable	117	119	289
Total	$22,417	$4,560	$59,374

1 Amounts are based on contractual maturities of 2026 Notes and assumption that it would remain outstanding until maturity. The 2026 Notes were cancelled and replaced with 2028 Notes on February 13, 2023.

	As at December 31, 2021
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$3,544	$—	$—
Interest payable	3,137	3,547	11,837
Long-term government loan payable [1]	—	—	1,000
Convertible notes payable [1]	—	—	50,339
Total	$6,681	$3,547	$63,176

For 2022 and 2021 the Company assumed the notes will remain outstanding until maturity. If Noteholders convert prior to maturity, they would be entitled to a make-whole interest payment upon conversion.  This payment cannot exceed the remaining coupon payments owing and thus the tables above present all interest payments to maturity, which represents the maximum possible cash outflow to the Company.

For 2023 and 2022 the Company assumed the notes will remain outstanding until maturity. If noteholders convert prior to maturity, they would be entitled to a make-whole interest payment upon conversion. This payment cannot exceed the remaining coupon payments owing and thus the tables above present all interest payments to maturity, which represents the maximum possible cash outflow to the Company.

The contractual liabilities relating to government loan payable assumes that repayment would begin on March 1, 2024 in 19 equal quarterly instalments.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held in with major Canadian banks that are high credit quality financial institutions as determined by rating agencies.

The Company’s receivables primarily consist of HST refund due from Canada Revenue Agency, hence there is no significant credit risk on receivables.

As at December 31, 2023, the Company’s maximum exposure to credit was the carrying value of cash and cash equivalents, restricted cash, and receivables.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, prepayments, accounts payable and accrued liabilities, derivative financial liabilities on warrants and its long-term debts that are denominated in US Dollars. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. The following table indicates the foreign currency exchange risk on monetary financial instruments as at December 2023 and 2022 converted to Canadian Dollars:

As at December 31, 2023
USD denominated
expressed in CAD
Cash and cash equivalents	$385
Accounts payable and accrued liabilities	(1,686)
Interest accrual	(5,730)
Long-term convertible notes payable	(40,101)
Royalty	(858)
Financial derivative liability – Convertible Notes	(1,421)
Embedded derivative liability (US Warrant)	(7)
Total	$(49,418)

As at December 31, 2022
USD denominated
expressed in CAD
Cash and cash equivalents	$2,561
Accounts payable and accrued liabilities	(1,264)
Interest accrual	(1,300)
Long-term convertible notes payable	(25,662)
Financial derivative liability – Convertible Notes	(6,674)

Embedded derivative liability (US Warrant)	(1,271)
Total	$(33,610)

During the year ended December 31, 2023, the Company recognized a loss of $696 on foreign exchange (December 31, 2022 – loss of $1,019). Based on the above exposures as at December 31, 2023, a 10% depreciation or appreciation of the US Dollar against the Canadian Dollar would result in a $3,610 decrease or increase in the Company’s net income before tax (2022 - $2,480).

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s debt with Glencore was extinguished during 2021 and the Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at December 31, 2023.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.Debt Securities

Not applicable.

12.B.Warrants and Rights

Not applicable.

12.C.Other Securities

Not applicable.

12.D.American Depositary Shares

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

14.E.Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

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

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In designing and evaluating the Company’s internal control over financial reporting, the Company’s management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2023, based on those criteria.

Attestation Report of Independent Auditor

In accordance with the JOBS Act enacted on April 5, 2012, the Company qualifies as an “emerging growth company,” which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Company remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. From the second quarter 2022, up to and including this disclosure, Management concluded that internal control over financial reporting was not designed effectively as of December 31, 2023, due to material weaknesses in Internal Control over Financial Reporting (ICFR).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected in a timely basis. Management has identified the following material weaknesses:

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

As a consequence of the above, the Company had ineffective control activities related to the design of process level and financial statement close controls which had a pervasive impact on the Company’s ICFR. In the third and fourth quarter, Management hired several qualified staff and began to rectify segregation issues. Over the next quarter, Management intends to further these efforts and has engaged external experts to design a process for and perform monitoring controls.

Other than those listed above, there have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2023, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee, which consists exclusively of independent directors in accordance with Nasdaq listing requirements, is comprised of Susan Uthayakumar (Chair), John Pollesel and Gov. Butch Otter. The Board of Directors has determined that each member meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act. The Board has determined that Susan Uthayakumar is “financially literate” within the meaning of Nasdaq listing requirements and an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see “Item 6A. Directors, Senior Management and Employees.”

ITEM 16B.CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics, attached hereto as Exhibit 11.1, applicable to all of its directors, officers and employees, including its CEO and CFO, which is a “code of ethics” as defined under Item 16B of Form 20-F. The Code of Business Conduct and Ethics sets out the fundamental values and standards of behavior that the Company expects from our directors, officers and employees with respect to all aspects of its business.

If the Company grants any waiver of the Code of Business Conduct and Ethics, whether explicit or implicit, to a director or executive officer, it will be promptly disclosed as required by any applicable law or applicable rules and guidelines of any stock exchange on which the securities of the Company are listed.

The full text of the Code of Business Conduct and Ethics is posted on the Company’s website at www.electrabmc.com The information on or accessible through the website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of the website address in this Annual Report is only for reference.

The Audit Committee is responsible for reviewing and evaluating the Code of Business Conduct and Ethics periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Audit Committee will also assist the Board of Directors with the monitoring of compliance with the Code of Business Conduct and Ethics.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows.

Fees in Canadian dollars	December 31, 2023		December 31, 2022(5)
Audit fees(1)		$656,186		$630,290
Audit-related fees(2)		$55,815	$	Nil
Tax fees(3)	$	Nil		$26,230
All other fees(4)	$	Nil	$	Nil
Total		$712,001		$656,520

Notes:

(1)	The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Company’s subsidiaries. Represents $440,417 in fees paid to MNP, the Company’s current auditor and $215,769 in fees paid to KPMG, the Company’s former auditor.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” row. Represents fees paid to MNP, the Company’s current auditor.
(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)	“All other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Company’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”
(5)	Represents fees paid to the Company’s former auditor, KPMG.

The policy of the Company’s Audit Committee is to pre-approve all audit and non-audit services provided by MNP LLP, its current independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above. Pursuant to this policy, the Audit Committee pre-approved all of the services provided to us by MNP during the year ended December 31, 2023.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We engaged KPMG LLP (“KPMG”) effective December 10, 2020 to audit our consolidated financial statements for the fiscal years ended and December 31, 2020, 2021 and 2022. At the request of the Company, KPMG resigned as auditors of the Company on September 14, 2023.

Effective September 19, 2023, we engaged MNP LLP (“MNP”) as our independent auditor to audit our consolidated financial statements for the fiscal year ended December 31, 2023. The change of independent auditor was approved by our board of directors.

KPMG’s audit report relating to the financial statements of the Company as of and for the fiscal years ended December 31, 2022 and December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG’s report on the consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021 contained a separate paragraph stating:

The Company has suffered recurring losses from operations, has a net working capital deficiency and requires further funding to complete the refinery that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During KPMG’s engagement and up to the interim period before KPMG’s resignation at the request of the Company, there had been no disagreements between KPMG and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, and there had been no “reportable events” as defined under Item 16F(a)(1)(v) of Form 20-F that would require disclosure, except that KPMG advised the Company of the following material weaknesses:

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

A letter from KPMG is attached as Exhibit 15.15 to this Form 20-F.

During 2022 and 2021 and the subsequent interim period prior to the engagement of MNP effective September 18, 2023, neither we nor any person on our behalf consulted with MNP regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements and no written or oral advice provided by MNP was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement or reportable event as defined in Form 20-F.

ITEM 16G.CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Listing Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the Nasdaq corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable Nasdaq Listing Rules is disclosed on the Registrant’s website at www.electrabmc.com under “ESG/Governance/ Nasdaq Corporate Governance Disclosure”.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

The Company has developed and implemented cybersecurity risk management measures intended to protect the confidentiality, integrity, and availability of its critical systems and information. The Company’s cybersecurity risk management measures are integrated into its overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

The cybersecurity risk management measures set out the foundation of the process for assessing, identifying and managing material risks from cybersecurity threats and provide guidance for response plan when facing cybersecurity threats. The Company has not engaged assessors or other third parties in connection with such processes.

There can be no assurance that the Company’s cybersecurity risk management measures and processes, including its policies, controls or procedures, will be fully implemented, complied with or effective in protecting the Company’s systems and information. The Company has not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected the Company, including its operations, business strategy, results of operations, or financial condition. The Company faces risks from cybersecurity threats that, if realized, are reasonably likely to materially affect it, including the Company’s operations, business strategy, results of operations, or financial condition. Many of the laws and regulations regarding cybersecurity, information security, privacy and data protection applicable to the Company are subject to change and uncertain interpretation, and any failure or perceived failure to comply with such laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm the business of the Company.

Cybersecurity Governance

The Board has general oversight power over cybersecurity issues and has delegated daily supervision responsibility to the Company’s IT department. The IT department, consisting of personnel with relevant expertise in cybersecurity management, overseas the implementation of the Company’s cybersecurity risk management measures and reports to the Board any material cybersecurity incidents. The IT department supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment.

PART III

ITEM 17:FINANCIAL STATEMENTS

Refer to Item 18. Financial Statements

ITEM 18:FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

Audited Annual Financial Statements as at December 31, 2021, 2022 and 2023:

ITEM 19.EXHIBITS

The following Exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description
1.1*	Certificate of Continuance, First Cobalt Corp., dated September 4, 2018
1.2

Certificate of Amendment to the Articles of Incorporation of Electra Battery Materials Corporation, dated December 6, 2021 (incorporated herein by reference to exhibit 4.2 to the Corporation’s Form S-8 (File No. 333-264589) filed with the SEC on April 29, 2022)

1.3*	Certificate of Amendment to the Articles of Incorporation of Electra Battery Materials Corporation dated November 17, 2022
1.4	By Laws of Electra Battery Materials Corporation (incorporated herein by reference to exhibit 4.3 to the Corporation’s Form S-8 (File No. 333-264589) filed with the SEC on April 29, 2022)
2.1*	Description of Securities
2.2

Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated November 15, 2022 (incorporated herein by reference to exhibit 99.1 to the Company’s Form 6-K dated November 15, 2022)

2.3

Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated February 13, 2023 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K dated February 14, 2023)

2.4

Indenture, dated as of February 13, 2023, for Convertible Senior Secured Notes due 2028, by and between, Electra Battery Materials Corporation, The Guarantors Party Hereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K dated February 14, 2023)

2.5

Limited Waiver, dated as of February 27, 2024, by and among Electra Battery Materials Corporation, certain Holders of the Company’s Convertible Senior Secured Notes due 2028 , and GLAS Trust Company, LLC, as Trustee for the Holders (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K dated February 28, 2024)

8.1*	Subsidiaries of the Company
11.1*	Code of Business Conduct and Ethics
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Management Discussion and Analysis of the Company for the year ended December 31, 2023 (incorporated by reference to exhibit 99.2 of the Company’s Form 6-K filed May 14, 2024)
15.2	Management Discussion and Analysis of the Company for the year ended December 31, 2022 (incorporated by reference to exhibit 99.3 of the Company’s annual report on Form 40-F filed April 5, 2023)
15.3*	Audit Committee Charter
15.4*	Charter of the Compensation, Governance, and Nominating Committee
15.5*	SK-1300 Technical Report Summary and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA, effective January 27, 2023
15.6

NI 43-101 Technical Report and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA, effective January 27, 2023 (incorporated herein by reference to Exhibit 99.2 of the Company’s Form 6-K filed March 13, 2023)

15.7*	Consent of independent registered public accounting firm, MNP LLP, Charted Professional Accountants (PCAOB ID: 1930)
15.8*	Consent of independent registered public accounting firm, KPMG LLP (PCAOB ID: 85)
15.9*	Consent of InnovExplo Inc.
15.10*	Consent of Martin Perron, P.Eng.
15.11*	Consent of Marc R. Beauvais, P.Eng.
15.12*	Consent of Eric Kinnan, P.Geo
15.13*	Consent of Soutex Inc.
15.14*	Consent of Pierre Roy, P.Eng.
15.15*	Letter from KPMG LLP, as the Company’s former independent registered public accountant
97.1*	Clawback Policy
101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in eXtensible Business Reporting Language (XBRL):

Independent Auditor’s Report of MNP LLP, dated May 15, 2024;

Independent Auditor’s Report of KPMG LLP, dated April 4, 2023;

Consolidated Statements of Financial Position for the years ended December 31, 2023 and 2022;

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023, 2022 and 2021;

Consolidated Statements of Changes in Shareholders Equity (Deficiency) for the years ended December 31, 2023, 2022 and 2021;

Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021;

Notes to the Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Electra Battery Materials Corporation

/s/ Trent Mell
	By:	Trent Mell
	Title:	President & Chief Executive Officer

Date: May 15, 2024

ELECTRA BATTERY MATERIALS CORPORATION (FORMERLY FIRST COBALT CORP.) CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Report of Management’s Accountability

The accompanying audited consolidated financial statements of Electra Battery Materials Corporation were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgements and estimates and for the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has identified material weaknesses in the internal controls over financial reporting and disclosure controls and procedures related to the year ending December 31, 2023. As a consequence, the Company had ineffective controls activities related to the design of process level and financial statement close controls.

Management has implemented appropriate processes to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present, in all material respects, the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented in the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the audited consolidated financial statements to ensure the Company fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management Directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance. MNP LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Trent Mell	/s/ David Allen
President and Chief Executive Officer	Chief Financial Officer

May 15, 2024

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Electra Battery Materials Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Electra Battery Materials Corporation (the “Company”) as at December 31, 2023, and the related consolidated statements of income (loss) and other comprehensive income (loss), shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and its financial performance and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited the effects of the adjustments to retrospectively apply the change in segment composition as described in Note 24 to the 2022 and 2021 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 and 2021 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 and 2021 consolidated financial statements taken as a whole.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring net losses from operations and negative cash flows from operations, and as at December 31, 2023, the Company had an accumulated deficit that raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

MNP LLP 1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Chartered Professional Accountants
Licensed Public Accountants

May 15, 2024
Toronto, Canada

We have served as the Company’s auditor since 2023

1 Adelaide Street East, Suite 1900, Toronto, Ontario, I’45C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 I’4NP.ca

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

KPMG LLP

Bay Adelaide Centre
Suite 4600

333 Bay Street

Toronto ON M5H 2S5
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Electra Battery Materials Corporation

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in segment composition as described in Note 24, the consolidated statement of financial position of Electra Battery Materials Corporation (the Company) as of December 31, 2022, the related consolidated statements of income (loss) and other comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). The 2022 consolidated financial statements before the effects of the adjustments described in Note 24 are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in segment composition described in Note 24, present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in segment composition described in Note 24 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial

© 2024 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We served as the Company’s auditor from 2020 to 2023

Toronto, Canada
April 4, 2023

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$7,560	$7,952
Restricted cash	888	—
Marketable securities (Note 7)	595	433
Prepaid expenses and deposits	468	716
Receivables (Note 9)	1,081	3,079
Assets held for sale (Note 8)	—	1,338
	10,592	13,518
Non-Current Assets
Exploration and evaluation assets (Note 6)	85,634	87,693
Property, plant and equipment (Note 5)	51,258	82,288
Capital long-term prepayments (note 5)	—	3,087
Long-term restricted cash	1,208	938
Total Assets	$148,692	$187,524

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities (Note 10)	$8,828	$18,864
Accrued interest (Note 26(d))	5,730	1,300
Convertible notes payable (Note 13)	—	25,662
Financial derivative liability - Convertible notes (Note 13)	—	6,674
Warrants (Note 13)	1,421	—
US warrants (Note 16 (c))	7	1,271
Liabilities held for sale (Note 8)	—	338
	15,986	54,109
Non-Current Liabilities
Government loan payable (Note 12)	4,299	3,777
Government grants (Note 12)	849	1,121
Convertible notes payable (Note 13)	40,101	—
Financial derivative liability - convertible notes (Note 13)	—	—
Royalty (Note 13)	858	—
Lease liability (Note 14)	175	218
Asset retirement obligations (Note 11)	3,126	1,790
Total Liabilities	$65,394	$61,015
Shareholders’ Equity
Common shares (Note 15)	304,721	288,871
Reserve (Note 15)	25,579	17,892
Accumulated other comprehensive income (loss)	(1,557)	525
Deficit	(245,445)	(180,779)
Total Shareholders’ Equity	$83,298	$126,509
Total Liabilities and Shareholders’ Equity	$148,692	$187,524
Commitments and Contingencies (Note 23)
Subsequent events (Note 26)

Approved on behalf of the Board of Directors and authorized for issue on May 15, 2024

/s/ Susan Uthayakumar	/s/ Trent Mell
Susan Uthayakumar, Director	Trent Mell, Director

See accompanying notes to consolidated financial statements

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

	December 31,	December 31,	December 31,
	2023	2022	2021
Operating expenses
General and administrative	$2,395	$1,925	$488
Consulting and professional fees	4,659	2,729	4,309
Exploration and evaluation expenditures	700	3,428	4,705
Investor relations and marketing	633	1,000	843
Refinery, engineering and metallurgical studies	—	2,349	4,442
Refinery, permitting and environmental expenses	—	128	867
Salaries and benefits	3,775	3,913	2,804
Share-based payments	1,821	1,282	731
Operating loss before noted items below:	13,983	16,754	19,189
Other
Unrealized loss on marketable securities (Note 7)	(253)	(589)	(2,617)
Gain on financial derivative liability - Convertible Notes (Note 13)	6,683	27,686	(12,952)
Changes in fair value of US Warrant (Note 16 (c))	1,243	1,531	—
Other non-operating income (loss)(Note 18)	(6,472)	677	(158)
Impairment (Note 5)	(51,884)	—	—
Net Income (loss)	$(64,666)	$12,551	(34,916)

Other comprehensive income:
Foreign currency translation loss	(2,082)	—	(3)

Net income (loss) and other comprehensive loss	$(66,748)	$12,551	(34,919)
Basic income (loss) per share (Note 19)	$(1.49)	$0.38	$(1.26)
Diluted loss per share (Note 19)	$(1.49)	$(0.37)	$(1.26)
Weighted average number of common shares outstanding - Basic (Note 19)	43,430,951	32,646,906	27,753,182
Weighted average number of common shares outstanding - Diluted (Note 19)	43,430,951	40,763,386	27,753,182

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

	Common Shares
				Accumulated
				Other
	Number of			Comprehensive
	shares	Amount	Reserves	Income	Deficit	Total
Balance – January 1, 2023	35,185,977	$288,871	$17,892	$525	$(180,779)	$126,509
Other comprehensive loss for the year, net of taxes	—	—	—	(2,082)	—	(2,082)
Net loss for the year	—	—	—		(64,666)	(64,666)

Share-based payment expense	—	—	1,226	—	—	1,226
Directors’ fees paid in deferred share units	—	—	595	—	—	595
Shares and units issued for:
Exercise of restricted share units (Note 15)	3,053	17	(17)	—	—	—
Proceeds from issuance of share, net of transaction costs	19,545,454	14,077	5,883	—	—	19,960
Settlement of transaction costs on 2028 Notes (Notes 15 (b) and Note 16 (c))	77,500	240	—	—	—	240
Convertible Notes Conversion (Notes 13 and 15)	368,543	998	—	—	—	998
Settlement of interest on 2028 Notes (Note 15)	660,800	795	—	—	—	795
2022 Private Placement transaction costs	—	(284)	—	—	—	(284)
Settlement of easement	10,000	7	—	—	—	7
Balance – December 31, 2023	55,851,327	$304,721	$25,579	$(1,557)	$(245,445)	$83,298

Balance – January 1, 2022	30,974,853	$276,215	$16,554	$525	$(193,330)	$99,964
Net income for the year	—	—	—	—	12,551	12,551
Share - based payment expense	—	—	1,282	—	—	1,282
Directors’ fees paid in deferred share units	—	—	115	—	—	115
Shares and units issued for:
Exercise of warrants, options, deferred share units, performance share units and restricted share units (Note 15)	356,156	1,439	(492)	—	—	947
ATM Program sales (Note 15)	720,865	3,701	—	—	—	3,701
Cash, net of transaction costs and fair value derivative (Note 15)	2,345,000	2,681	433	—	—	3,114
Convertible Notes Conversion (Notes 13 and 15)	789,103	4,835	—	—	—	4,835
Balance – December 31, 2022	35,185,977	$288,871	$17,892	$525	$(180,779)	$126,509

See accompanying notes to consolidated financial statements

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

	Common Shares
				Accumulated
				Other
	Number of			Comprehensive
	shares	Amount	Reserves	Income	Deficit	Total
Balance – January 1, 2021	22,738,450	$234,649	$15,388	$528	$(158,414)	$92,151
Net income for the year	—	—	—	—	(34,916)	(34,916)
Other comprehensive income for the year	—	—	—	(3)	—	(3)
Share-based payment expense	—	—	731	—	—	731
Directors’ fees paid in deferred share units	—	—	32	—	—	32
Shares and units issued for:
Exercise of warrants, options, deferred share units, performance share units and restricted share units (Note 15)	1,664,094	7,629	(1,264)	—	—	6,365
Acquisition of exploration and evaluation assets	23,611	130	—	—	—	130
Units issued for cash, net of transactions costs (Note 15)	3,871,277	15,933	1,667	—	—	17,600
Debt Conversion Agreement (Note 15)	1,324,985	9,063	—	—	—	9,063
ATM Program sales, net of transaction costs (Note 15)	112,417	666	—	—	—	666
Convertible Notes Conversion (Notes 13 and 15)	1,240,019	8,145	—	—	—	8,145
Balance – December 31, 2021	30,974,853	$276,215	$16,554	$525	$(193,330)	$99,964

See accompanying notes to consolidated financial statements

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Operating activities
Net income (loss)	$(64,666)	$12,551	$(34,916)
Adjustments for items not affecting cash:
Share-based payments	1,226	1,282	731
Unrealized loss on marketable securities	253	589	2,617
Realized loss on marketable securities	(90)	220	102
Depreciation	56	48	2
Interest expense on Convertible Notes	4,805	—	12
Changes in fair value of convertible Notes	5,076	(27,686)	12,952
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes (Note 13)	18,727	—	—
Fair value gain on convertible notes and warrants 2028 Notes (Note 13)	(30,758)	—	—
Settlement of transaction costs on 2028 Notes (Note 13)	(240)	—	—
Changes in fair value of warrants	—	(1,531)	(1,123)
Impairment charge (reversal)	51,884	(1,338)	—
Directors’ fees paid in DSUs	595	115	32
Changes in warrants (US Warrant)	(1,243)	—	—
Withholding tax liability	—	14	—
Interest expense on Glencore loan	—	—	1.566
Interest income on restricted cash	—	—	128
Flow through share premium	—	—	(19)
Unrealized loss on foreign exchange	696	1,019	(321)
Other	15	—	(681)
Reclassification of expensed transaction costs on convertible notes	—	—	1,826
Changes in working capital:
Decrease (increase) in receivables	1,848	(2,122)	(587)
Decrease (increase) in prepaid expenses and other assets	247	1,125	(218)
(Decrease) increase in accounts payable and accrual liabilities	(11,477)	(131)	1,021
Cash used in operation activities	(23,046)	(15,845)	(16,876)
Investing activities
Transfer to restricted cash	(1,158)	—	—
Acquisition of exploration and evaluation assets, net of cash	—	(31)	(112)
Capital long-term prepayments	—	3,544	(6,631)
Proceeds from sale of marketable securities	816	525	152
Additions to property, plant and equipment	(13,705)	(47,591)	(1,985)
Sale of exploration and evaluation assets, net of cash	—	—	500
Cash used in investing activities	(14,047)	(43,553)	(8,076)
Financing activities
Proceeds from issuance of common shares, net transaction costs of $1,582 (2022 – Nil) (Note 15)	19,960	3,121	17,600
Proceeds from at-the-market equity program (“ATM Program”), net of transaction costs of Nil (2022 - $82)	—	3,701	666
Transaction costs private placement 2022	(284)	—	—
Proceeds from exercise of warrants	—	807	6,217
Proceeds from exercise of options	—	140	148
Proceeds from government loan	250	3,733	1,000
Payment of lease liability, net of interest	(43)	165	—
Proceeds from 2028 Notes (Note 13)	68,049	—	—
Repayment of 2026 Notes (Note 13)	(48,036)	—	—
Proceeds from convertible notes (Note 13)	—	—	53,249
Settlement of transaction costs on 2028 Notes (Note 13)	(2,100)	—	—
Exercise of convertible Notes	397	—	—
Interest settlement of 2026 Notes (Note 13)	(1,656)	(3,183)	—
Cash provided by financing activities	36,537	8,484	78,880
Change in cash during the year	(556)	(50,914)	53,928
Effect of exchange rates on cash	164	240	524
Cash, beginning of year	7,952	58,626	4,174
Cash, end of year	$7,560	$7,952	$58,626

See accompanying notes to consolidated financial statements

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

1.Significant Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is focused on building a supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (TSX-V) (under the symbol ELBM). On April 27, 2022, the Company began trading on the NASDAQ (under the symbol ELBM). The Company’s registered office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

The Company is focused on building a North American integrated battery materials facility for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical cobalt refinery (the “Refinery”), assessing the various optimizations and modular growth scenarios for a recycled battery material (known as black mass) program, and exploring and developing its mineral properties.

Going Concern Basis of Accounting

The accompanying audited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future, and, as such, the audited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has recurring net operating losses and negative cash flows from operations. As of December 31, 2023, 2022 and 2021, the Company had an accumulated deficit of $245,445, $180,779 and 193,330, respectively, though, the Company was in compliance with all required covenants as of December 31, 2023. The Company’s recurring losses from operations and negative cash flows raise substantial doubt about the Company’s ability to continue as a going concern. The global economy, including the financial and credit markets, has recently experienced extreme volatility and disruptions, including increasing inflation rates, rising interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. Additionally, the Company suspended construction of the refinery due to lack of sufficient funding. All these factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be predicted, and the Company cannot assure that it will remain in compliance with the financial covenants contained within its credit facilities.

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur substantial operating losses and net cash outflows from operating activities.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

The Company is actively pursuing various alternatives including government grants, strategic partnerships, equity and debt financing to increase its liquidity and capital resources. On August 11, 2023, the Company completed a private placement for gross proceeds of $21,500, consisting of a brokered placement for $16,500 and a non-brokered placement for $5,000 (refer to Note 15). The Company is also in discussion with various parties on additional financing opportunities and alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future, or that a strategic review process will culminate in any transaction or alternative. These consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2.Material Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are classified as fair value through profit or loss (“FVTPL”). All amounts on the consolidated financial statements are presented in thousands of Canadian dollars, except share and per share amounts, and otherwise noted.

Certain comparative have been restated to conform with current accounting presentation.

Functional Currency

The functional currency of the Company and its controlled entities are measured using the principal currency of the primary economic environment in which each entity operates. The functional currency of the Company and its subsidiaries is Canadian dollars, except for Cobalt One Limited which has a functional currency of Australian Dollars and Idaho Cobalt Company which has a functional currency of US Dollars for 2023 and Canadian dollars for 2022 and 2021.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are retranslated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Foreign exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

●	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the costs of assets as they are regarded as an adjustment to interest costs on those currency borrowings.
●	Foreign exchange gains or losses arising from a monetary item receivable for or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation are recognized in other comprehensive income or loss.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

The assets and liabilities of entities with a functional currency that differs from the presentation currency are translated to the presentation currency as follows:

●	Assets and liabilities are translated at the closing rate at the end of the financial reporting period;
●	Income, expenses, and cash flows are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case, income and expenses are translated at the rate on the dates of the transactions);
●	Equity transactions are translated using the exchange rate at the date of the transaction; and
●	All resulting exchange differences are recognized as a separate component of equity as accumulated other comprehensive income.

During 2023, the Company’s considered primary and secondary indicators in determining functional currency including the currency in which funds from financing activities were generated, the Company re-evaluated the functional currency of its US subsidiaries and determined that a change in their functional currency from Canadian dollars to US Dollars was appropriate. The Company translated its US subsidiaries’ assets and liabilities into the new functional currency of US dollars at the opening spot rate for the year and recorded a translation adjustment from January 1, 2023 onwards to reflect the impact of translating the Company’s US dollar assets and liabilities to the presentation currency. The change in functional currency for these subsidiaries has been applied prospectively.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

The following subsidiaries have been consolidated for all dates presented within these financial statements:

Subsidiary	Ownership	Location
Cobalt Projects International Corp.	100%	Canada
Cobalt Industries of Canada Corp.	100%	Canada
Cobalt One Limited	100%	Australia
Cobalt Camp Refinery Ltd.	100%	Canada
Cobalt Camp Ontario Holdings Corp.	100%	Canada
Ophiolite Consultants Pty Ltd.	100%	Australia
Acacia Minerals Pty Ltd.	100%	Australia
CobalTech Mining Inc.	100%	Canada
US Cobalt Inc. (“USCO”)	100%	Canada
1086360 BC Ltd.	100%	Canada
Idaho Cobalt Company	100%	United States
Scientific Metals (Delaware) Corp.	100%	United States
Orion Resources NV	80%	United States
Grafito La Barranca de Mexico S.A. de C.V.	100%	Mexico
Grafito La Colorada de Mexico S.A. de C.V.	50%	Mexico

All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Cash and Cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

Restricted cash

Restricted cash consists of escrow funds for settlement with vendors held by the Company’s legal counsel with term of less than one year. Long-term restricted cash relates to amounts on deposit as financial assurance for the refinery closure plan.

Marketable Securities

Marketable securities represent shares held in a publicly traded company. Marketable securities held by the Company are held for trading purposes and are classified as financial asset measured at FVTPL. At each reporting date, the Company marks-to-market the value of the marketable securities based on quoted market prices; therefore, these financial assets are classified as Level 1 on the fair value hierarchy.

Any profit or loss arising from the sale of these securities, or the revaluation at reporting dates, is recorded to the consolidated statement of income (loss) and other comprehensive income (loss). As the marketable securities are held for trading purposes and not as part of a strategic investment, they are expected to be liquidated within a twelve-month period and are classified as a current asset on the statement of financial position.

Financial instruments

Cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

The Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: FVTPL, fair value through other comprehensive income or amortized cost, as appropriate.

Financial liabilities are initially recognized at fair value and classified as either FVTPL or amortized cost, as appropriate.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial assets or liabilities, accrued interest and lease liability	Measurement Category
Cash and cash equivalents	Amortized Cost
Restricted cash	Amortized Cost
Receivables	Amortized Cost
Marketable securities	FVTPL
Account payable and accrued liabilities	Amortized Cost
Convertible notes payable	FVTPL
Government loan payable	Amortized Cost
Warrants	FVTPL
Royalty	Amortized Cost

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

Exploration and Evaluation Assets

The acquisition costs of mineral property interests have been capitalized as exploration and evaluation assets within the Company’s financial statements. Subsequent exploration and evaluation costs are expensed until the property to which they relate has demonstrated technical feasibility and commercial viability, after which costs are capitalized.

The acquisition costs include the cash consideration paid and the fair market value of any shares issued for mineral property interests being acquired or optioned pursuant to the terms of relevant agreements. When a partial sale of a mineral property occurs, if control is lost the asset is derecognized and there is a resultant gain or loss recorded to profit and loss in the period the transaction takes place. When all of the interest in a property is sold, subject only to any retained royalty interests which may exist, the accumulated property costs are derecognized, with any gain or loss included in profit or loss in the period the transaction takes place.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Management reviews its mineral property interests at each reporting period for indicators of impairment taking into consideration whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property. If a property’s carrying value exceeds its recoverable amount through either not being recoverable, being abandoned, or considered to have no future economic potential, the acquisition and deferred exploration and evaluation costs are written down to their recoverable amount.

Should a project be put into production, the costs of acquisition will be amortized using the units-of-production method over the life of the project based on estimated economic reserves.

Property, Plant and Equipment

Plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of the qualifying assets.

Depreciation of plant and equipment commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Plant and equipment assets are depreciated using the straight-line method over the estimated useful life of the asset. Where an item of plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Depreciation is recognized in the consolidated statement of loss and comprehensive loss upon commercial production having been achieved.

At the date of the financial statements no plant and equipment assets are in use. The Company will assess the useful lives of the assets once they are put into use.

Development costs associated with bringing the Company’s Refinery to the location and condition necessary for it to be capable of operating in its intended manner are capitalized as property, plant and equipment costs.

Capital Long-Term Prepayments

For major equipment items where milestone payments are made during the manufacturing process, these costs are initially recorded as capital long-term prepayments. Once the piece of equipment is delivered to the Refinery site, the associated cost is then reclassified to property, plant and equipment costs.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For such contracts, the Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date.

The ROU asset is initially measured at cost, which comprises of initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and any estimated costs to dismantle or restore the underlying asset, less any lease incentives received. ROU asset is subsequently depreciated using straight-line method over the lease term, or useful life of the underlying asset if a purchase option is expected to be exercised. ROU asset is presented as part of property, plant and equipment.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date and subsequently measured at amortized cost using the effective interest rate method.

Lease payments for short-term leases with a term of 12 months or less, leases of low-value assets, as well as leases with variable lease payments are recognized as an expense over the term of such leases.

Borrowing Costs

Borrowing costs are expensed as incurred except where they relate to the financing of construction or development of qualifying assets in which case they are capitalized as property, plant and equipment up to the date when the qualifying asset is ready for its intended use.

Majority of the proceeds from the convertible notes and the government grant are being utilized for the construction and expansion of the Refinery, which given its construction timeline of over a year, is a qualifying asset under IAS 23 Borrowing Costs.

Impairment

(i)	Financial assets

For financial assets measured at amortized cost, the impairment model under IFRS 9, Financial Instruments (“IFRS 9”), reflects expected credit losses. The Company recognizes loss allowances for expected credit losses and changes in those expected credit losses. At each reporting date, financial assets carried at amortized cost are assessed to determine whether they are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The gross carrying amount of a financial asset is written off to the extent that there is no realistic prospect of recovery.

(ii)	Non-financial assets

Non-financial assets are evaluated at each reporting period by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the CGU level, the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount.

Previously recognized impairment losses are evaluated at each reporting period for indication that an impairment loss recognized in prior periods for an asset may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of that asset, and an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probably that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated to the assets and liabilities on a pro rata basis. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Once classified as held-for-sale, property, plant, and equipment are no longer amortized or depreciated.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on the fair value of goods or services received.

Warrants classified as equity

Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated balance sheets and no further adjustments to their valuation are made.

Warrants classified as liabilities

Warrants classified as derivative liabilities and other derivative financial instruments require separate accounting as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and will be revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for expected volatility, expected life, yield, and risk-free interest rate.

Share-based payment transactions

The Company has a long-term incentive plan that provides for the granting of options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) to officers, directors, consultants and related company employees to acquire shares of the Company.

(i)Stock options

The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in reserves as the options vest. Options granted to employees and others providing similar services are measured on grant date at the fair value of the instruments issued. Fair value is determined using the Black-Scholes option pricing model considering the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received. On vesting, share-based payments are recorded as an operating expense and as reserves. When options are exercised, the consideration received is recorded as share capital. The related share-based payments originally recorded as reserves remain in reserves on either exercise or expiry of the underlying options.

(ii)Deferred, restricted and performance share units

DSUs, RSUs and PSUs are classified as equity settled share-based payments and are measured at fair value on the grant date. The expense for DSUs, RSUs and PSUs, to be redeemed in shares, is recognized over the vesting period, or using management’s best estimate when contractual provisions restrict vesting until completion of certain performance conditions, with a charge as an expense and a corresponding increase in reserves as the instrument vests. Upon exercise of any DSUs, RSUs, and PSUs, the grant date fair value of the instrument is transferred to share capital.

Environmental rehabilitation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The estimated costs arising from the future decommissioning of plant and other site preparation work, discounted to their net present value where material, are determined, and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates, using a pretax rate that reflect the time value of money and risks specific to the liability, are used to calculate the net present value. Costs are charged against profit or loss over the economic life of the related asset, through amortization of the asset retirement obligation using either the unit-of-production or the straight-line method. The related liability is adjusted at each period-end with changes related to the unwinding of the discount rate accounted for in profit or loss and changes related to the current market-based discount rate or the amount or timing of the underlying cash flows needed to settle the obligation accounted for as an adjustment to the related rehabilitation asset.

Income taxes

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in equity or equity investments.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority for the same taxable entity. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Income / Loss per share

The Company presents basic and diluted income/loss per share (“LPS”) data for its common shares. Basic LPS is calculated by dividing the income/loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted LPS is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all dilutive potential common shares related to outstanding stock options and warrants issued by the Company. In a period of losses, the warrants, options and non-vested RSUs, PSUs and DSUs are excluded for the determination of dilutive net loss per share because their effect is anti-dilutive.

On April 13, 2022, the Company had completed a share consolidation on the basis of one new post-consolidation common share for every 18 pre-consolidation common shares. Therefore, loss per share for the year ended December 31, 2022 and 2021 has been calculated based on post-consolidation shares.

Operating Segments

The Company’s Chief Operating Decision Maker reviews operating results and assesses performance for the Refinery and exploration and evaluation activities on a separate basis, and therefore, the Refinery and exploration and evaluation assets both meet the definition of a segment. Upon the decision to move into the full development stage of the Refinery, this business unit is now likely to earn revenue and incur expenses that are separate and discrete from the rest of the Company. The Company’s operating segments are as follows:

●	Refinery
●	Exploration and Evaluation assets

Related Party Transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities and include directors and key management of the Company and its parent. A transaction is a related party transaction when there is a transfer of resources, services or obligations between related parties.

Government Loans

The Company received funding from the Federal Government of Canada in the form of non-interest-bearing loans. The Company records the present value of these loans, assuming a market rate of interest, as a liability in accordance with IFRS 9 Financial Instruments. The difference between the funding received and the present value of the loan is the benefit provided by the below market interest rate and is recorded as government grant liability. This is amortized to income over the life of the Refinery asset to which the funding related to.

The funding from the Federal Government of Canada is received as a proportion of construction costs incurred. Therefore, future funding is dependent on the project construction, once it is re-commenced.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Government Grant

The Company received funding from the Ontario Government in the form of a non-repayable grant. The contributions are made as a reimbursement of a portion of Refinery construction costs incurred. The Company records government grant as a liability. This is amortized to income over the life of the Refinery asset to which the funding related to.

3.Recently Adopted and Issued Not Yet Effective Accounting Standards

Insurance contracts

In May 2017, the IASB published Insurance contracts, IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. This information gives a basis for users of financial statements to assess the effect that insurance contracts have on the entity’s financial position, financial performance and cash flows. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB published a narrow scope amendment to IAS 12 – Income Taxes. In September 2022, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023 and applied retrospectively. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

Definition of Accounting Estimates

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments require the disclosure of material accounting policy information rather than disclosing material accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of the new standard did not impact the consolidated financial statements of the Company.

Disclosure of Accounting Policies

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of the new standard did not impact the consolidated financial statements of the Company.

International Tax Reform

Pillar Two Model Rules. Amendments to IAS 12 Income Taxes were issued to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s international tax reform. The amendments became effective upon issuance, except for certain disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023. The adoption of the new standard did not impact the financial statements of the Company.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Classification of liabilities as current or non-current

In October 2022, the IASB issued classification of liabilities as current or non-current, which made amendments to IAS 1 – Presentation of financial statements. The amendment clarifies that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. Classification is unaffected by the expectations of the Company will exercise its right to defer settlement of a liability. Lastly, the amendment clarifies that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The Company is currently in the process of determining the impact of the amendment and will determine if debt may be classified as a current liability upon adoption.

Other accounting standard issued but not yet effective

The following new and amended standard is not expected to have a significant impact on the Company’s financial statements.

●	Lease Liability in a Sale and Leaseback (Amendment to IFRS 16 Leases) – effective January 1, 2024.

4.Significant Accounting Judgments and Estimates

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

Judgments and estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

●	Refinery Asset

The net carrying value of the Refinery asset is reviewed regularly for conditions that suggest potential indications of impairment. The review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the technological, market, economic or legal environment in which the entity operates; and internal indicators that the economic performance of the asset will be worse than expected.

●	Exploration and Evaluation Assets

The net carrying value of each mineral property is reviewed regularly for conditions that suggest potential indications of impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

●	Financial Derivative Liability

The Financial Derivative Liability values relating to convertible note and US dollar denominated warrants involve significant estimation. The fair value of financial derivative liability was determined at inception and is reviewed and adjusted on a quarterly basis or when conversions take place. Factors considered in the fair value of the financial derivative liability are risk free rate, the Company’s share price, equity volatility, and credit spread, refer to Note 20.

●	Environmental Rehabilitation

Management’s determination of the Company’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant estimations must be made when determining such reclamation and closure activities and measures required and potentially required.

5.Property, Plant and Equipment and Capital Long-Term Prepayments

	Property,
	Plant and	Construction in	Right-of-
Cost	Equipment	Progress	use Assets	Total
January 1, 2021	$4,876	$—	$—	$4,876
Additions during the year	557	5,015	—	5,572
Balance December 31, 2021	$5,433	$5,015	$—	$10,448
Additions during the year	556	57,085	301	57,942
Transfers from capital long-term prepayments	—	13,948	—	13,948
Balance December 31, 2022	$5,989	$76,048	$301	$82,338
Additions during the year	—	16,942	—	16,942
Transfers from capital long-term prepayments	—	3,968	—	3,968
Impairment	—	(51,884)	—	(51,884)
Balance December 31, 2023	$5,989	$45,074	$301	$51,364

	Property,
	Plant and	Construction	Right-of-
Accumulated Depreciation	Equipment	in Progress	use Assets	Total
January 1, 2021	$—	$—	$—	$—
Change for the year	2	—	—	2
January 1, 2022	$2	$—	$—	$2
Change for the year	8	—	40	48
Balance December 31, 2022	$10	$—	$40	$50
Change for the year	—	—	56	56
Balance December 31, 2023	$10	$—	$96	$106

Net Book Value
Balance December 31, 2021	$5,431	$5,015	$—	$10,446
Balance December 31, 2022	$5,979	$76,048	$261	$82,288
Balance December 31, 2023	$5,979	$45,074	$205	$51,258

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Most of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant, and equipment is $51,258 (December 31, 2022 - $82,288  and December 31, 2021 - $10,446), all of which is pledged as security for the 2028 Notes (Note 13).

During the year ended December 31, 2023, an impairment charge was recognized on the Refinery in Ontario. On October 23, 2023, the Company released updated economics and capital spending estimates leading to the impairment charge. The impairment loss of $49,743 was determined based on the recoverable amount of the Refinery CGU that was based on value in use, assuming that commercial production will commence in 2026, and applying a discount rate of 20%. The recoverable amount of the Refinery CGU was determined as $44,899. In addition, costs of $2,141 related to the black mass program were included in the impairment charge.

Capitalized development costs for the year ended December 31, 2023 totaled $14,801 (December 31, 2022 - $64,080) of which capitalized borrowing costs were $2,781 (December 31, 2022 - $6,954).

No depreciation has been recorded for the Refinery in the current year (December 31, 2022 and 2021 - $Nil) as the asset is not yet in service. The minor depreciation relates to mobile assets in use at Iron Creek.

Right-of-use asset relate to office lease which the Company entered into during 2022. Refer to Note 14.

Capital long-term
prepayments
January 1, 2021	$—
Additions during the year	6,631
January 1, 2022	$6,631
Additions during the year	10,404
Transfers to property, plant and equipment	(13,948)
Balance December 31,2022	$3,087
Additions during the year	881
Transfers to property, plant and equipment	(3,968)
Balance December 31,2023	$—

Capital long-term prepayments relate to payments for long-term capital contracts made for Refinery equipment purchases that have not yet been received by the Company as of December 31, 2023, all of which are pledged as security for the 2028 Notes (Note 13). The prepayments mainly relate to milestone payments to vendors for the cobalt crystallizer and the solvent extraction equipment being manufactured for the Refinery.

6.Exploration and Evaluation Assets

	Balance			Reclassification to	Balance
	January 1,	Foreign	Impairment	Held for Sale	December 31,
	2023	Exchange	Reversal	(Note 8)	2023
Iron Creek, USA	$87,693	$(2,059)	$—	$—	$85,634
Total	$87,693	$(2,059)	$—	$—	$85,634

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

	Balance	Acquisition Costs		Reclassification to	Balance
	January 1,	before impairment	Impairment	Held for Sale	December 31,
	2022	reversal	Reversal	(Note 8)	2022
Iron Creek, USA	$87,661	$32	$—	$—	$87,693
Cobalt Camp, Ontario	—	—	1,338	(1,338)	—
Total	$87,661	$32	$1,338	$(1,338)	$87,693

	Balance	Acquisition	Impairment	Reclassification to	Balance
	January 1, 2021	Costs	Reversal	Held for Sale (Note 8)	December 31, 2021
Iron Creek, USA	$87,420	$241	$—	$—	$87,661
Total	$87,420	$241	$—	$—	$87,661

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on February 13, 2023 (Note 13). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

Certain claims relating to the Iron Creek properties were acquired by the Company against earn-in and option agreements entered with the original owners of such claims. These agreements provide a working interest in the property to the Company, upon making certain milestone payments and/or incurring certain expenditures on the property. The claims are also subject to future net smelter royalty (NSR) payments.

Per Note 8, the Company entered into an agreement with Kuya Silver Corp (“Kuya”) in December 2022 to grant Kuya the right to acquire 100% interest in its remaining assets in the Canadian Cobalt Camp consisting of Keely-Frontier patents (“Cobalt Camp”) as well as their associated asset retirement obligations for $1,000. This transaction was completed in January 2023, The Company had previously recognized an impairment loss on the Canadian Cobalt Camp assets but the arrangement with Kuya provided objective evidence of the market value of the Cobalt Camp. Therefore, the Company has estimated the fair value of the Cobalt Camp assets to be $1,338 at December 31, 2022 and recorded an impairment reversal with corresponding increase to exploration and evaluation assets, which was then transferred to assets held for sale.

7.Marketable Securities

Marketable securities represent Kuya Silver Corp (“Kuya”) shares held by the Company. The Kuya shares were acquired via the Kerr Assets sale on February 26, 2021 and January 31, 2023 described below (“2023 Sale”). The total value of marketable securities at December 31, 2023 was $595(December 31, 2022 - $433). These shares were marked-to-market at December 31, 2023 resulting in a net loss of $253 being recorded during the year ended December 31, 2023 (December 31, 2022 – loss of $589).

On January 31, 2023, the Company completed the sale of the remaining assets of Canadian Cobalt Camp consisting of Keely-Frontier patents (“Cobalt Camp”) which Kuya did not own, as well as their associated asset retirement obligations. These assets and associated asset retirement obligations were classified as assets and liabilities held for sale at December 31, 2022. To complete the sale, Kuya issued to the Company 3,108,108 shares at a deemed price of $0.37 per share (being the share price equivalent to the VWAP prior to issuance) comprised of 2,702,703 shares as consideration for the $1,000 sale price (classified as disposal group held for sale by the Company at December 31, 2022) and an additional 405,405 to settle $150 of payables to the Company. Kuya had also entered into a royalty agreement with the Company whereby it will grant the Company a two percent royalty on net smelter returns from commercial products derived from the remaining assets. The Company will retain a right of first offer to refine any base metal concentrates produced from the assets at the Company’s Ontario refinery.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

8.Disposal Group Held for Sale

The Company had previously recognized an impairment loss on the Canadian Cobalt Camp assets in 2019 due to no further exploration work being planned and wrote down the asset to a nominal value. The arrangement with Kuya in December 2022 and closing of sale in January 2023 provided objective evidence of the market value of the Cobalt Camp. This represented an impairment reversal indicator under IAS 36 as there were now observable indications as to the assets’ value, the Company has therefore re-estimated the recoverable amount of the Cobalt Camp assets. Based on the consideration agreed, the Company has estimated the fair value of the Cobalt Camp assets to be $1,338 as at December 31, 2022. A reversal of previously recorded impairment charges was booked at December 31, 2022 to bring the book value of the Cobalt Camp assets to this amount.

Accordingly at December 31, 2023, these assets and liabilities were presented as a disposal group held for sale of $nil and at December 31, 2022 of $1,000, of which $1,338 as assets and $338 as asset retirement obligation. There were no cumulative income or expenses included in OCI relating to the disposal group.

The non-recurring fair value measurement in 2022 for the disposal group of $1,000 was categorized as a Level 3 fair value.

9.Receivables

Receivables comprise primarily of HST refunds due to the Company in the amount of $1,081 (December 31, 2022 - $3,079).

10.Accounts Payable and Accrued Liabilities

	December 31,	December 31,
	2023	2022

Accounts payable and accrued liabilities	$8,828	$18,850
Withholding tax liability	—	14
	$8,828	$18,864

Accounts payable and accrued liabilities comprise primarily of trade payables incurred in the normal course of business and mainly relate to the development of the Refinery. Included in accrued liabilities are amounts totalling $78 (December 31, 2022 - $389) due to related parties (Note 25) related to compensation.

11.Asset Retirement Obligations

The Refinery had a formal closure plan filed with the Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF). In January 2022, the Company formally filed a new closure plan which incorporates its expansion plans for the site as well as updates to costs associated with current disturbances. This closure plan was accepted by the Ministry in March 2022 and further updates were accepted and finalized in November 2022. As at December 31, 2023, the estimated cost of closure is $3,142. The Company maintains a surety bond for $3,450 as financial assurance based on the October 2021 closure plan.

The full estimated closure cost in the new closure plan incorporated a number of new disturbances that have yet to take place, such as new roadways, new chemicals on site, and a new tailings area. The new closure plan also included cost updates relating to remediating disturbances that existed at December 31, 2023. Based on the new closure plan and the infrastructure and

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

disturbances that existed at December 31, 2023, the Company updated its estimate of the present value of reclamation activities for the Refinery. The following assumptions were used to calculate the asset retirement obligation:

●	Discounted cash flows of $3,126 (December 31, 2022 - $1,932)
●	Closure activities date of 2037 (December 31, 2022 – 2036)
●	Risk-free discount rate of 3.98% (December 31, 2022 – 3.31%)
●	Long-term inflation rate of 3.0% (December 31, 2022 – 2.5%)

During the year ended December 31, 2023, the asset retirement obligation was increased by $1,336 (December 31, 2022 - $116) due to a revised estimates of closure cost activities for current Refinery infrastructure, offset by change in estimate of discounted cash flows and liabilities transferred to held for sale (Note 8). The continuity of the asset retirement obligation at December 31, 2023 and 2022 is as follows:

	December 31,	December 31,
	2023	2022
Balance at January 1	$1,790	$1,674
Change in estimate from discounting	126	(274)
Change in estimate of costs	1,210	728
Transferred to held for sale (Note 8)	—	(338)
Balance at December 31	$3,126	$1,790

12.Long-Term Government Loan Payable and Government Grant

On November 24, 2020, the Company had entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to a maximum of $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments starting on June 30, 2026. The funding is provided pro rata with incurred Refinery construction costs, with all other conditions required for the funding having been met. The loan is discounted using a market rate of 7% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant.

On November 30, 2020, the Company had entered into a separate contribution agreement with the Northern Ontario Heritage Fund Corporation (“NOHFC”) for up to a maximum of $5,000 financing related to recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of a non-repayable grant. Contributions will be made as a reimbursement of a portion of the Refinery construction costs incurred.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

The following table sets out the balances of Government Loans and Government Grant received at December 31, 2023, 2022 and 2021.

	Government Loan	Government Grant	Total
Balance at January 1, 2021	$—	$—	$—
FedNor loan - November 2021	1,000	—	1,000
Balance at January 1, 2022	$1,000	$—	$1,000
FedNor loan - February 2022	1,579	—	1,579
FedNor - March 2022	938	—	938
FedNor - April 2022	1,216	—	1,216
NOHFC grant - June 2022	—	165	165
Allocation to government grant	(956)	956	—
Balance at December 31, 2022	$3,777	$1,121	$4,898
FedNor loan (Nickel Study) - February 2023	250	—	250
Accretion	272	(272)	—
Balance at December 31, 2023	$4,299	$849	$5,148

There were no transaction costs incurred in setting up the contribution agreement.

The Company received approval for a $5,000 investment from the Government of Canada towards the construction of the Company’s refinery in December 2023, of which $4,000 was received subsequent to year end. The investment was provided in the form of a grant from the Federal Economic Development for Northern Ontario.

13.Convertible Note Arrangement

On February 13, 2023, the Company completed subscription agreements with certain institutional investors in the United States with respect to $68,049 (US$51,000) principal amount of 8.99% senior secured notes due February 2028 (“2028 Notes”). The initial conversion rate of the Notes is 403.2140 Common Shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$2.48 per Common Share) subject to certain adjustments set forth in the Note Indenture (the “Conversion Price”). The Notes bear interest at 8.99% per annum, payable in cash semi-annually in arrears in February and August of each year and mature in February 2028. During the first 12 months of the term of the Notes, the Company may pay interest through the issuance of Common Shares at an increased annual interest rate of 11.125%. In the event the Company achieves a third-party green bond designation during the term of the Note Indenture, the interest rate on future cash interest payments shall be reduced to 8.75% per year and the interest rate of future interest paid through the issuance of Common Shares shall be reduced to 10.75% per year.

The investors in the offering also received an aggregate of 10,796,054 warrants to purchase common shares in the Company. The Warrants are exercisable for five years at an exercise price of US$2.48, subject to certain adjustments. The warrants were subsequently re-priced to $1.00. See Note 26 (a).

Upon early conversion of the 2028 Notes, the Company will make an interest make whole payment equal to the lesser of the two years of interest payments or interest payable to maturity, which may be made in cash or shares at the Company’s discretion. The investors also received a royalty (the “Royalty”) of (i) 0.6% on “Operating Revenue” from the sale of all cobalt produced from the Refinery payable in the first twelve months following a defined threshold of commercial production, where “Operating Revenue” consists of revenue from the Refinery less certain permitted deductions; and (ii) 0.6% on all revenue from sales of cobalt generated from the Refinery in the second to fifth years following the commencement of commercial production. Royalty payments under the royalty agreements are subject to a cumulative cap of US$6 million.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

The Company used a portion of the proceeds of the 2028 Notes offering to purchase all of the outstanding convertible notes consisting of US$36 million of existing 6.95% senior secured notes due December 2026 (“2026 Notes”) for cancellation at par, as well as to pay accrued and unpaid interest on the 2026 Notes through the closing date of the 2028 Notes offering for US$51,000 ($68,049). The net proceeds were $20,013, before interest payment of $1,656 and transaction costs of $2,340 (Note 13). As the terms of the 2028 Notes are substantially different from the 2026 Notes, the Company accounted for the 2026 Notes as an extinguishment of the original financial liability and recognized a new financial liability for the 2028 Notes. The extinguishment of 2026 Notes and recognition of 2028 Notes resulted in a loss of $18,727 (Note 13) as determined below.

		Financial
	Convertible	Derivative
	Notes Payable	Liability	Total
Balance at January 1, 2022	$22,541	$37,715	$60,256
Effective interest	6,954	—	6,954
Foreign exchange loss	2,728	—	2,728
Interest payment	(3,183)	—	(3,183)
Gain on fair value derivative revaluation	—	(27,686)	(27,686)
Portion de-recognized due to conversions	(2,078)	(3,355)	(5,433)
Less: Accrued interest	(1,300)	—	(1,300)
Balance at December 31, 2022	$25,662	$6,674	$32,336
Effective interest	914	—	914
Foreign exchange loss	(22)	—	(22)
Loss on fair value derivative re-valuation	—	5,076	5,076
Less: Accrued interest	(356)	—	(356)
Balance at February 13, 2023	$26,198	$11,750	$37,948
Proceeds from 2028 Notes			20,013
Fair value used to settle 2026 Notes			57,961
Fair value of 2028 Notes			74,348
Loss before transaction costs			(16,387)
Transaction costs			(2,340)
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes			$(18,727)

The 2028 Notes contains components of Convertible Notes, Warrants, and a Royalty. Based on the 2028 Notes agreements, these components are separately exercisable hence the Company has accounted for each as a freestanding financial instrument and initially recorded these components at fair value. They have been recorded as derivative liabilities until they are elected to conversion to common shares.

As at initial recognition on February 13, 2023, the embedded derivatives were fair valued using the finite difference valuation method with the following key assumptions:

●	Risk free rate at February of 3.96% based on the US dollar zero curve;
●	Equity volatility at February 13, 2023 of 56% based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
●	An Electra share price at February 13, 2023 of $2.23 reflecting the quoted market prices; and
●	A credit spread at February 13, 2023 of 28.9%.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

For the year ended December 31, 2023, the embedded derivatives were fair valued using the finite difference valuation method with the following key assumptions:

●	Risk free rate at December 31, 2023 of 3.85% (December 31, 2022 – 4.2%) based on the US dollar zero curve;
●	Equity volatility at December 31, 2023 of 62% (December 31, 2022 – 54%) based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
●	An Electra share price at December 31, 2023 of $0.365 (December 31, 2022 - $2.25) reflecting the quoted market prices; and
●	A credit spread at December 31, 2023 of 27.8% (December 31, 2022 – 30.5%).

The following table sets out the details of the Company’s financial derivative liability related to embedded derivatives in the 2028 Notes as of December 31,2023:

	Convertible
	Notes
	Payable	Warrants	Royalty	Total
Balance at January 1, 2023	$—	$—	$—	$—
Initial recognition at fair value	60,108	13,519	721	74,348
Balance at February 13, 2023	60,108	13,519	721	74,348
Portion de-recognized due to conversions	(840)	—	—	(840)
Revaluation to fair value	(18,685)	(12,073)	—	(30,758)
Foreign exchange gain	(482)	(25)	(9)	(516)
Accretion	—	—	146	146
Balance at December 31, 2023	$40,101	$1,421	$858	$42,380

For the years ended December 31, 2023, and 2022, the Company incurred the following finance costs relating to 2026 Notes and 2028 Notes.

	December 31,	December 31,
	2023	2022
Gain (loss) on financial derivative liability - 2026 Notes	$(5,076)	$27,686
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes	(18,727)	—
Fair value gain on convertible notes payable and warrants	30,758	—
Other	(272)	—
Balance at December 31	$6,683	$27,686

The 2028 Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors. The 2028 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$2,000 under the terms of the 2028 Notes.

14.Lease

The Company leases an office space, which runs for a period of 5 years with an option to renew for an additional 5 years for fair market rent for comparable buildings.

Right-of-use assets

December 31,	December 31,

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Office space	2023	2022
Balance at January 1	$261	$—
Additions to right-of-use	—	301
Depreciation	(56)	(40)
Balance at December 31	$205	$261

Right-of-use assets related to leased office is presented as property, plant and equipment (see Note 4).

Lease liabilities

	December 31,	December 31,
	2023	2022
Balance at January 1	$218	$242
Lease interest	13	10
Lease repayment	(49)	(34)
Change in discount rate	(7)	—
Balance at December 31	$175	$218

The office lease also requires the Company to make additional payments for the Company’s proportionate share of operating costs including property taxes, utilities, and other operating expenses. These costs are variable and not included in the calculation of right-of-use asset or lease liability.

15.Shareholder’s Equity

a.	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at December 31, 2023, the Company had 55,851,327 (December 31, 2022: 35,185,977) common shares outstanding.

b.	Issued Share Capital

During the year ended December 31, 2023, the Company issued common shares as follows:

●	On August 11, 2023, the Company completed a private placement for gross proceeds of $21,500 (net proceeds of $19,960), consisting of a brokered placement for $16,500 and a non-brokered placement for $5,000 (the “Offering”). Under the terms of the Offering, the Company issued 19,545,454 units, at a price of $1.10 per unit. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $1.74 at any time on or before August 11, 2025. As consideration for services under the brokered Offering, the Company paid to the agents a cash commission of $445 equivalent to 6% of gross proceed of brokered placement and issued to the agents 900,000 non-transferable broker warrants of the Company entitling the holder to acquire one common share at a price of $1.10 at any time on or before August 11, 2025. The broker warrants were measured based on the fair value of the warrants issued as the fair value of the consideration for the services cannot be estimated reliably
●	The Company made an interest payment of $795 (US$591) to a convertible noteholder, which was settled by issuing 660,800 common shares at an average price of $1.20 (US$0.89). There were no significant transaction costs incurred in relation to this transaction.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

●	$840 (US$626) of convertible notes were converted by noteholders which resulted in the Company issuing a total of 302,411 common shares. The Company also made interest make-whole payments to the noteholders upon conversion totaling $158 (US$135) which was settled by issuing 66,132 common shares. There were no significant transaction costs incurred in relation to the conversions.
●	The Company issued 77,500 common shares at a market price of $2.32 to the placement agent for 2028 Notes to settle $240 of transaction costs.
●	The Company issued 3,053 common shares for the exercise of restricted share units.
●	The Company issued 10,000 common shares (at issue price of $0.74) for an easement obtained on lands adjacent to the Company’s refinery facilities for the purpose of installing, operating and maintaining certain electrical works servicing water pumping facilities at the refinery.

During the year ended December 31, 2022, the Company issued common shares as follows:

●	On November 15, 2022, the Company completed a best-efforts, overnight-marketed offering by issuing 2,345,000 Units at a Unit price of US$2.35 per Unit for gross proceeds of $7,343 (US$5,511). Each Unit consisted of one common share in the share capital of the Company and one full common share purchase warrant (each full warrant a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of US$3.10 for a period of three years. The transaction costs associated with the issuance were $433 (US$325) in cash and an additional 138,150 Broker Warrants to purchase 138,150 Broker Warrant Units (consisting of one common share and one Warrant) at any time over the next three years after closing date of the Offering.
●	356,156 common shares from the exercise of warrants, options, deferred share units, restricted share units and performance share units. The total proceeds from the warrant exercises were $970 at an exercise price of $3.78, option exercises were $140 at an exercise price at $2.52.
●	720,865 common shares at an average price of $5.13 per share for gross proceeds of approximately $3,701 under its ATM Program. The transaction costs associated with these issuances were $92, which reflect commissions paid to CIBC Capital Markets and SEC fee.
●	US$3,500 of 2026 Notes were converted by Noteholders which resulted in the Company issuing a total of 789,103 common shares. The Company also made interest make-whole payments to the Noteholders upon conversion totalling US$485. There were no significant transaction costs incurred in relation to the conversions.

During the year ended December 31, 2021, the Company issued common shares as follows:

●	On January 22, 2021, the Company completed a bought deal by issuing 1,751,833 Units at a Unit price of $5.58 for gross proceeds of $9,538. Each Unit consisted of one common share in the share capital of the Company and one-half of one common share purchase warrant (each full warrant a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $9.00 for a period of two years. The transaction costs associated with the issuance were $929, and an additional 105,110 Warrants valued at $250 were issued to the broker at a price of $5.58 for a period of two years.
●	1,569,210 common shares for gross proceeds of approximately $6,217 for exercised warrants.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

●	94,884 common shares resulting from the exercise of options, deferred share units and restricted share units. The total proceeds from the option exercises were $148.
●	On April 7, 2021, the Company issued 1,324,985 common shares to repay the existing Glencore loan. The shares were issued at a deemed price of $5.22 per share, representing a 15% discount to the closing trading price of the Company’s shares on the TSXV on the day before the agreement was publicly announced.
●	On June 22, 2021, the Company issued 12,500 shares for the acquisition of exploration & evaluation assets in Idaho, USA and on October 25, 2021, the Company issued 11,111 common shares pursuant to an earn-in on a different exploration property in Idaho, USA.
●	On September 2, 2021, the Company issued 2,119,444 common shares at a price of $4.50 per common shares for total gross proceeds of $9,538 via a public equity offering under the Company’s base shelf prospectus. The transaction costs associated with this issuance were $810.
●	112,417 common shares at an average price of $6.10 per share for gross proceeds of approximately $686 under its ATM Program. The transaction costs associated with these issuances were $21, which reflect commissions paid to Cantor Fitzgerald.
●	US$5,500 of convertible notes were converted by Noteholders which resulted in the Company issuing a total of 1,240,019 common shares. The Company also made interest make-whole payments to the Noteholders upon conversion totaling US$756. There were no significant transaction costs incurred in relation to the conversions.

16.Share based payments

Long-term incentive plan

The Company adopted a long-term incentive plan on December 2, 2021 (the “Plan”) whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company.

Stock options generally vest in equal tranches over three years. The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs vest immediately but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date, with the full value expensed immediately. PSUs generally vest over an 18–24-month period if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over a 12–36-month period. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

The maximum number of shares that may be reserved for issuance under the Plan is limited to 4,100,000 shares.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

a.Stock Options

The changes in incentive stock options outstanding are summarized as follows:

		Number of shares
		issued or issuable
	Exercise price	on exercise
Balance at January 1, 2021	$5.94	844,630
Granted	7.29	5,556
Exercised	2.52	(58,889)
Granted	6.21	31,944
Granted	6.30	13,889
Expired	2.88	(2,778)
Balance at December 31, 2021	$5.94	834,351
Granted	4.66	461,162
Exercised	2.52	(55,554)
Expired	9.12	(247,999)
Balance at December 31, 2022	$4.95	991,960
Granted	$2.24	416,319
Expired	6.98	(296,852)
Forfeited / Cancelled	3.59	(338,859)
Balance at December 31, 2023	$3.50	772,568

During the year ended December 31, 2023:

●	The Company granted 416,319 stock options to employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price of $2.40 per share. The fair value of the options at the date of the grant was $577 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.37% to 4.15% per year, an expected life of 4 to 5 years, expected volatility based on historical prices in the range of 82.51% to 85.41%, no expected dividends and a share price range of $0.98 to $2.40.

During the year ended December 31, 2022:

●	The Company granted 461,162 stock options to employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price range of $3.21 to $5.76 per share. The fair value of the options at the date of the grant was $1,049 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 1.24% to 4.06% per year, an expected life of 2.5 to 4.87 years, an expected volatility in the range of 68.53% to 70.40%, no expected dividends and a share price range of $3.21 to $5.85.

During the year ended December 31, 2021:

●	The Company granted 51,389 stock options to new employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price range of $6.21 to $7.29 per share. The fair value of the options at the date of the grant was $164 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 0.20% to 0.92% per year, an expected life of 2.5 years, an expected volatility in the range of 69.72% to 83.57%, no expected dividends and a share price range of $6.12 to $7.83.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Incentive stock options outstanding and exercisable (vested) at December 31, 2023 are summarized as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted
	Number of	average	average	Number of	Weighted
	shares issuable	remaining life	exercise	shares issuable	average
Exercise price	on exercise	(Years)	price	on exercise	exercise price
$2.40	258,346	3.19	$2.40	—	$2.40
2.52	108,234	0.68	2.52	108,334	2.52
2.61	27,778	1.66	2.61	27,778	2.61
2.88	16,666	0.75	2.88	16,666	2.88
3.21	75,000	3.87	3.87	25,000	3.87
3.24	55,556	0.14	3.24	55,556	3.24
4.63	19,444	3.40	4.63	6,481	4.63
5.40	176,822	3.05	5.40	58,941	5.40
6.21	29,166	2.29	6.21	19,444	6.21
7.29	5,556	1.13	7.29	5,556	7.29
Total	772,568	1.97	$3.50	323,756	$3.59

During the year ended December 31, 2023, the Company expensed $513 (December 31, 2022 - $505 and December 31, 2021 - $212) for options valued at share prices $2.40 to $6.21, as shared-based payment expense.

b.DSUs, RSUs and PSUs

Deferred Shares Units

The Company’s DSU plan transactions during the years ended December 31, 2023, 2022 and 2021 were as follows:

	December 31,	December 31,	December 31,
Number of Units	2023	2022	2021
Balance at January 1	235,312	176,331	173,361
Granted	418,177	71,474	15,817
Exercised	—	(12,493)	(12,847)
Expired	(37,326)	—	—
Balance at December 31	616,163	235,312	176,331

During the year ended December 31, 2023, the Company has expensed $586 (December 31, 2022 - $189 and December 31, 2021 - $103) for DSUs, $79 (December 31, 2022 - $291 and December 31, 2021 - $285) for PSUs, and $641 (December 31, 2022 - $297 and December 31, 2021 - $131) for RSUs as shared-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Restricted Share Units

The Company’s RSU plan transactions during the years ended December 31, 2023, 2022 and 2021 were as follows:

	December 31,	December 31,	December 31,
Number of Units	2023	2022	2021
Balance at January 1	78,289	63,711	72,222
Granted	499,872	50,890	16,025
Exercised	(3,053)	(29,108)	(23,147)
Expired	(19,000)	(7,204)	(1,389)
Forfeited / Cancelled	(22,955)	—	—
Balance at December 31	533,153	78,289	63,711

Performance Share Units

The Company’s PSU plan transactions during the years ended December 31, 2023, 2022 and 2021 were as follows:

	December 31,	December 31,	December 31,
Number of Units	2023	2022	2021
Balance at January 1	63,889	87,500	—
Granted	—	18,057	87,500
Exercised	—	(28,474)	—
Expired	(29,860)	(13,194)	—
Balance at December 31	34,029	63,889	87,500

c.Warrants

Details regarding warrants issued and outstanding are summarized as follows:

Canadian dollar denominated warrants	Weighted
	average	Number of shares issued
	exercise price	or issuable on exercise
Balance at January 1, 2021	$3.96	1,885,195
Issuance of warrants	9.00	875,917
Issuance of warrants	5.58	105,110
Exercised warrants	4.86	(308,230)
Exercised warrants	3.78	(818,971)
Exercised warrants	3.78	(442,014)
Expired warrants	1.08	(11,111)
Expired warrants	4.86	(11,111)
Balance at December 31, 2021	$7.53	1,274,785
Exercised warrants	3.78	(210,545)
Expired warrants	3.78	(83,213)
Balance at December 31, 2022	$8.66	981,027
Expired warrants	8.66	(981,027)
Issuance of warrant (Note 13)	1.71	20,445,454
Balance at December 31, 2023	$1.71	20,445,454

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

United States dollar denominated warrants (US Warrant)	Weighted
	average	Number of shares issued or
	exercise price	issuable on exercise
Balance at January 1, 2022	$—	—
Issuance of warrant (Note 13)	US$3.10	2,483,150
Balance at December 31, 2022	$ US$3.10	2,483,150
Issuance of warrant (Note 13)	US$2.48	10,796,054
Balance at December 31, 2023	$ US$2.60	13,279,204

Total warrants
Balance at December 31, 2021		1,274,785
Balance at December 31, 2022		3,464,177
Balance at December 31, 2023		33,724,658

The expiry of warrants are as follows:

		Number of warrants	Weighted average
Grant date	Expiry date	outstanding	exercise price

November 15, 2022	November 15, 2025	2,483,150	US$3.10
February 13, 2023	February 13, 2028	10,796,054	US$2.48
August 11, 2023	August 11, 2025	20,445,454	$1.71
		33,724,658

On August 11, 2023, 19,545,454 warrants were issued to subscribers in the Company’s private placement (Note 15). The total value of $6,321 was recorded in reserves. The fair value of the warrants were estimated using the Black - Scholes Option Pricing Model assuming a risk - free interest rate of 4.68%, an expected life of 2 years, an expected volatility of 66.07%, no expected dividends, and a share price of $1.19. As part of the private placement, the Company issued 900,000 Broker Warrants as transaction costs. The Company recorded $990 in reserve, which was measured at fair value of services received.

On November 15, 2022, 2,345,000 warrants were issued to subscribers in the Company’s best-efforts, overnight-marketed offering. As Warrants issued are denominated in foreign currency that is different from the Company’s functional currency, the warrants are determined to be financial derivative liabilities and the total fair value of US$2,087 was recorded as such. The fair value of the warrants was estimated using the Monte Carlo Simulation Model assuming a risk-free interest rate of 4.172%, an expected volatility of 62.89%, share price of US$2.35, strike price of US$3.10.

As part of the November 15, 2022 Offering, 138,150 Broker Warrants Units (consisting of one common share and one warrant) were issued as transaction costs. The Broker Warrants are equity-settled and was issued for services received; hence the Company has recorded US$325 in reserve, which was measured at fair value of services received.

During the year ended December 31, 2022, 210,545 warrants of the Company were exercised for gross proceeds of $807. The Company issued a total of 2,483,150 share purchase warrants in conjunction with its November 2022 best - efforts, overnight - marketed offering. During the year ended December 31, 2022, a total of 83,213 warrants expired.

During the year ended December 31, 2023, the Company issued 10,796,054 warrants in conjunction with 2028 Notes (Note 13). No warrants were exercised during the year ended December 30, 2023. Total of 981,027 warrants expired during the year ended December 31, 2023.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

During the year ended December 31, 2021, 1,569,215 warrants of the Company were exercised for gross proceeds of $6,217. The Company issued a total of 981,027 share purchase warrants in conjunction with its January 2021 bought deal financing. During the year ended December 31, 2021, a total of 22,222 warrants expired.

17.Income Tax

Income tax reconciliation

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of operations for the year ended December 31, 2023, 2022 and 2021:

	December 31,	December 31,	December 31,
	2023	2022	2021
(Loss) income before income taxes	$(64,666)	$12,551	$(34,916)
Statutory tax rate	26.5%	26.5%	26.5%
Expected expense (recovery) at statutory rate	(17,136)	3,326	(9,252)
Tax rate difference	(1)	—	—
Permanent differences	107	(3,286)	4,343
Flow through share renunciation	—	—	348
Change in unrecognized deferred tax assets	17,699	(40)	4,561
True up	(170)	—	—
Share issuance costs	(515)	—	—
Other	16	—	—
Income tax expense (recovery)	$—	$—	$—

The significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	December 31,	December 31,	December 31,
	2023	2022	2021
Deferred tax liabilities:
Convertible notes payable	$(6,475)	$(5,659)	$—
Property, plant and equipment	—	(2,933)	(448)
	$(6,475)	$(8,592)	$(448)
Deferred tax assets:
Non-capital loss	$6,475	$6,823	$448
Financial derivative liability	—	1,769	—
	6,475	$8,592	$448
Deferred income tax assets / (liabilities)	$—	$—	$—

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The unrecognized deductible temporary differences at December 31, 2023 and 2022 are as follows:

	December 31,	December 31,
	2023	2022
Non-capital loss carry-forwards	$51,652	$29,192
Exploration and evaluation properties	20,630	19,937
Property, Plant and Equipment	39,973	—
Capital loss carry forward	26,835	21,542
Other	10,683	11,445
Total unrecognized temporary differences	$149,773	$82,116

The capital loss of $26,835 (December 31, 2022 - $21,542) can be carried forward indefinitely and can only be realized against future capital gains.

The Company has the following unrecognized non-capital loss carryforwards of approximately $48,769 (December 31, 2022 – $52,576) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

	December 31,	December 31,
Year	2023	2022
2035	$—	$1,213
2036	—	4,069
2037	31	1,172
2038	361	7,453
2039	1,440	1,440
2040	3,402	7,109
2041	8,340	14,931
2042	14,318	15,189
2043	20,877	—
Total	$48,769	$52,576

The Company also has non-capital loss carryforwards of $521 and $2,361 to apply against future year income tax in Australia and the United States, respectively. The majority of these carry forward losses do not expire.

18.Other Non-Operating Income (Expense)

The Company’s Other Non-Operating Income (Expense) comprises the following for the years ended December 31, 2023, 2022 and 2021:

	December 31,	December 31,	December 31,
	2023	2022	2021
Foreign exchange gain (loss)	$1,485	$(780)	$276
Interest (expense) income	(8,147)	328	(191)
Gain on Kuya option exercise	—	—	973
Realized gain (loss) on marketable securities	90	(220)	(103)
Other non-operating (expense) income	100	11	—
loss on conversion of Glencore loan	—	—	(1,566)

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Loss on financial derivative revaluation on Glencore loan	—	—	(12)
Reversal of impairment (Note 8)	—	1,338	—
Flow through share premium	—	—	321
Other	—	—	144
Year ended December 31	$(6.472)	$677	$(158)

19.Income (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share for the year ended December 31, 2023, 2022 and 2021:

	December 31,	December 31,	December 31,
	2023	2022	2021
Numerator
Net income (loss) for the year – basic	$(64,666)	$12,551	$(34,619)
Gain on financial derivative liability	(6,683)	(27,686)	—
Net loss for the year - diluted	$(71,349)	$(15,135)	$(34,619)
Denominator
Basic – weighted average number of shares outstanding	43,430,951	32,646,906	27,753,182
Effect of dilutive securities	—	8,116,480	—
Diluted – adjusted weighted average number of shares outstanding	43,430,951	40,763,386	27,753,182
Income (loss) Per Share – Basic	$(1.49)	$0.38	$(1.26)
Loss Per Share – Diluted	$(1.49)	$(0.37)	$(1.26)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.

The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive.

Share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding for the year ended December 31, 2023, 2022 and 2021 as the warrants and stock options were anti-dilutive.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

20.Financial Instruments

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Per Note 1, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and the Company is going through a planning and budgeting process to update the capital estimates and completion schedule associated with the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material. The following are the contractual maturities of financial liabilities as at December 31, 2023, December 31, 2022:

	As at December 31, 2023
	< 1 Year	Between 1 – 2 Years	>2 Years

Accounts payable and accrued liabilities	$8,828	$—	$—
Long-term government loan payable [1]	—	—	4,299
Convertible notes payable	—	—	67,453
Lease payable	122	125	160
Total	$8,950	$125	$71,912

The contractual liabilities relating to government loan payable assumes that repayment would begin on June 30, 2026 in 19 equal quarterly instalments (Note 12).

	As at December 31, 2022
	< 1 Year	Between 1 – 2 Years	>2 Years

Accounts payable and accrued liabilities	$18,864	$—	$—
Loan payable	3,436	3,445	6,589
Long-term government loan payable [1]	—	996	3,737
Convertible notes payable [1]	—	—	48,759
Lease payable	117	119	289
Total	$22,417	$4,560	$59,374

1 Amounts are based on contractual maturities of 2026 Notes and assumption that it would remain outstanding until maturity. Per Note 13, 2026 Notes were cancelled and replaced with 2028 Notes on February 13, 2023.

For 2023 and 2022 the Company assumed the notes will remain outstanding until maturity. If Noteholders convert prior to maturity, they would be entitled to a make-whole interest payment upon conversion. This payment cannot exceed the remaining coupon payments owing and thus the tables above present all interest payments to maturity, which represents the maximum possible cash outflow to the Company.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

The contractual liabilities relating to government loan payable assumes that repayment would begin on March 1, 2024 in 19 equal quarterly instalments (Note 12).

	As at December 31, 2021
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$3,544	$—	$—
Interest payable	3,137	3,547	11,837
Long-term government loan payable [1]	—	—	1,000
Convertible notes payable [1]	—	—	50,339
Total	$6,681	$3,547	$63,176

For 2022 and 2021 the Company assumed the notes will remain outstanding until maturity. If Noteholders convert prior to maturity, they would be entitled to a make-whole interest payment upon conversion.  This payment cannot exceed the remaining coupon payments owing and thus the tables above present all interest payments to maturity, which represents the maximum possible cash outflow to the Company.

Fair Value

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, convertible notes payable, long-term government loan payable, warrants liability, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, restricted cash, prepaid expenses and deposits, receivables and accounts payable and accrued liability approximate their carrying values because of their current nature. The fair value of long-term government loan payables are estimated as $4,299 (December 31, 2022 - $3,558) utilizing a discounted cash flow calculation based on cash interest and principal payments and a 7% interest rate (December 31, 2022 – 9%) which would expected to be achieved on a standard debt arrangement.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held in with major Canadian banks that are high credit quality financial institutions as determined by rating agencies.

The Company’s receivables primarily consist of HST refund due from Canada Revenue Agency, hence there is no significant credit risk on receivables.

As at December 31, 2023, the Company’s maximum exposure to credit was the carrying value of cash and cash equivalents, restricted cash, and receivables.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, prepayments, accounts payable and accrued liabilities, derivative financial liabilities on warrants and its long-term debts that are denominated in US Dollars. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. The following table indicates the foreign currency exchange risk on monetary financial instruments as at December 2023 and 2022 converted to Canadian Dollars:

As at December 31, 2023
USD denominated
expressed in CAD
Cash and cash equivalents	$385
Accounts payable and accrued liabilities	(1,686)
Interest accrual	(5,730)
Long-term convertible notes payable	(40,101)
Royalty	(858)
Financial derivative liability – Convertible Notes	(1,421)
Embedded derivative liability (US Warrant)	(7)
Total	$(49,418)

As at December 31, 2022
USD denominated
expressed in CAD

Cash and cash equivalents	$2,561
Accounts payable and accrued liabilities	(1,264)
Interest accrual	(1,300)
Long-term convertible notes payable	(25,662)
Financial derivative liability – Convertible Notes	(6,674)
Embedded derivative liability (US Warrant)	(1,271)
Total	$(33,610)

As at December 31, 2021
USD denominated
expressed in CAD
Cash and cash equivalents	$14,080
Accounts payable and accrued liabilities	(842)
Interest accrual	(1,164)
Long-term convertible notes payable	(22,541)
Financial derivative liability – convertible notes	(37,715)
Total	$(48,182)

During the year ended December 31, 2023, the Company recognized a loss of $696 on foreign exchange (December 31, 2022 – loss of $1,019 and December 31, 2021 – gain of $681). Based on the above exposures as at December 31, 2023, a 10% depreciation or appreciation of the US Dollar against the Canadian Dollar would result in a $3,610 decrease or increase in the Company’s net income before tax (2022 - $2,480 and 2021 - $3,774).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s debt with Glencore was extinguished during 2021 and the Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at December 31, 2023.

21.Management of Capital

The Company’s objectives when managing capital are to ensure it has sufficient cash available to support its future Refinery expansion and exploration activities; and ensure compliance with debt covenants under the convertible notes arrangement.

The Company manages its capital structure, consisting of cash and cash equivalents, share capital and debt (convertible notes and loans), and will make adjustments to it depending on the funds available to the Company for its future Refinery expansion and exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. Other than the minimum liquidity balance covenant under the convertible note arrangement, the Company is not subject to externally imposed capital requirements. The convertible notes arrangement does not impose any quantitative ratio covenants on the Company in the course of the normal construction and operation of its current assets.

22.Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Carrying Value		December 31, 2023
	Fair value through
	profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$—	$7,560	$—	$—	$—	$7,560
Restricted cash	—	2,096	—	—	—	2,096
Receivables	—	1,081	—	—	—	1,081
Marketable securities	595	—	595	—	—	595
	$595	$10,737	$595	$—	$—	$11,332
Liabilities:
Accounts payable and accrued liabilities	$—	$8,828	$—	$—	$—	$8,828
Accrued interest	—	5,730	—	—	—	5,730
Long-term government loan payable	—	4,299	—	—	—	4,299
Convertible notes payable [1]		40,101	—	—	—	40,101
Warrants – Convertible Notes payable [1]	1,421	—	—	—	1,421	1,421
Royalty	—	—	—	—	858	858
Warrants derivative liability	7	—	—	—	7	7
	$1,428	$58,958	—	$—	$2,286	$61,244

	Carrying Value		December 31, 2022
	Fair value through
	profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$—	$7,952	$—	$—	$—	$7,952
Restricted cash	—	938	—	—	—	938
Receivables		3,079	—	—	—	3,079
Marketable securities	433	—	433	—	—	433
	$433	$11,969	$433	$—	$—	$12,402
Liabilities:
Accounts payable and accrued liabilities	$—	$20,164	$—	$—	$—	$20,164
Long-term government loan payable loan payable	—	3,777	—	—	—	3,558
Convertible notes payable	—	25,662	—	—	—	25,662
Financial derivative liability – Convertible Notes	6,674	—	—	—	6,674	6,674
Other financial derivative liability	1,271	—	—	—	1,271	1,271
	$7,945	$49,603	—	$—	$7,945	$57,329

1 Components of 2028 Notes payable, see Note 13.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

Valuation techniques

A)	Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

B)	Financial Derivative Liability – Convertible Notes

For the convertible notes payable designated at fair value through profit or loss, the valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, an equity component (i.e., the conversion option) and a debt component, each with different risk. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the convertible notes payable is included in Level 3.

Methodologies and procedures regarding Level 3 fair value measurements are determined by the Company’s management. Calculation of Level 3 fair values is generated based on underlying contractual data as well as observable and unobservable inputs. Development of unobservable inputs requires the use of significant judgment. To ensure reasonability, Level 3 fair value measurements are reviewed and validated by the Company’s management. Review occurs formally on a quarterly basis or more frequently if review and monitoring procedures identify unexpected changes to fair value.

While the Company considers its fair value measurements to be appropriate, the use of reasonably alternative assumptions could result in different fair values. On a given valuation date, it is possible that other market participants could measure a same financial instrument at a different fair value, with the valuation techniques and inputs used by these market participants still meeting the definition of fair value. The fact that different fair value measurements exist reflects the judgment, estimates and assumptions applied as well as the uncertainty involved in determining the fair value of these financial instruments.

The fair value of the convertible note payable has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 62% (December 31, 2022 – 54% and December 31, 2021 – 60%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $545 or a decrease of $425 to the fair value of the convertible note payable. The Company used a credit spread of 27.8% (December 31,2022 – 30.5% and December 31, 2021 – 25.6%). If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $3,937 (December 31, 2022 - $352 and December 31, 2021 - $1,584) or an increase of $4,648 (December 31, 2022 - $474 and December 31, 2021 - $1,320) to the fair value of convertible note payable.

C) Warrants – Convertible Notes

The Warrants issued in a foreign currency and accounted for at fair value through profit or loss are valued using a Monte Carlo Simulation Model to better model the variability in exercise date. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The fair value of the Warrants has been estimated using a significant unobservable input which is equity volatility. The Company used an equity volatility of 62%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $186 or a decrease of $327 to the fair value of the Warrants.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

D) Royalty

The fair value of the Royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the effective interest rate of 21.48% and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 10% increase or decrease in the effective interest rate would be an increase of $96 or of decrease $109 to the fair value of the royalty.

E) Other Financial Derivative Liability (US Warrants)

The fair value of the embedded derivative on Warrants issued in foreign currency (Note 16) as at December 31, 2023 was $7 (December 31, 2022 - $1,271 and December 31, 2021 - $nil) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollar and the warrants can be exercised at a time prior to expiry, the Company uses a Monte Carlo Simulation Model to better model the variability in exercise dates. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 68.22% (December 31, 2022 – 62.85%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $19 (December 31, 2022 - $163) or a decrease of $9 (December 31, 2022 - $366) to the fair value of the embedded derivative.

23.Commitments and Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Electra is not aware of any unrecorded claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities. Two claims related to unpaid invoices included liens on the Company’s assets. The Company has negotiated settlement on these claims. The amounts due (approximately $2,800) have been recorded in accounts payable and accrued liabilities and the respective liens will be discharged upon final payment. Additionally, certain legal claims against the Company were settled during the year. Such claims also resulted in registered liens against the assets of the Company that were released during, as well as subsequent to the year.

As at December 31, 2023, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as of December 31, 2023.

	2024	2025	2026	2027	Thereafter	Total
Purchase commitments	$135	$—	$—	$—	$—	$135
Convertible notes payments [1]	5,797	6,262	6,064	6,064	73,326	97,513
Government loan payments	—	—	1,032	1,032	3,084	5,148
Royalty payments [2]	—	—	—	224	1,900	$2,124
	$5,932	$6,262	$7,096	$7,320	$78,310	$104,920

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. As discussed in Note 13, 2026 Notes were cancelled and replaced with 2028 Notes in February 2023. During the first 12 months of the term of the 2028 Notes, the Company may pay interest through the issuance of Common Shares.

2 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Note offering. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

24.Segmented Information

The Company’s Chief Operating Decision Maker (CODM) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business and exploration and evaluation activities as discrete business units, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

The Company’s exploration and evaluation activities are located in Idaho, USA, with its head office function in Canada.  All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA.

(a)  Segmented operating results for the years ended December 31, 2023, 2022 and 2021:

		Exploration and
For the year ended December 31, 2023	Refinery	Evaluation[2]	Corporate and Other[2]	Total
Operating expenses
Consulting and professional fees	$69	$78	$4,512	$4,659
Exploration and evaluation expenditures	—	700	—	700
General and administrative and travel	156	3	2,236	2,395
Investor relations and marketing	—	—	633	633
Salaries and benefits	1,783	—	1,992	3,775
Share-based payments	—	—	1,821	1,821
Operating loss	$2,008	$781	$11,194	$13,983
Unrealized loss on marketable securities	—	—	(253)	(253)
Gain on financial derivative liability - Convertible Notes	—	—	6,683	6,683
Changes in US Warrants	—	—	1,243	1,243
Other non-operating expenses	—	—	(6,472)	(6,472)
Impairment	(51,884)	—	—	(51,884)
Loss before taxes	$(53,892)	$(781)	$(9,993)	$(64,666)

		Exploration and	Corporate and
For the year ended December 31, 2022 (Restated)	Refinery	Evaluation[2]	Other [2]	Total
Operating expenses
Consulting and professional fees	$47	$3	$2,679	$2,729
Exploration and evaluation expenditures	—	3,416	12	3,428
General and administrative and travel	138	10	1,777	1,925
Investor relations and marketing	—	—	1,000	1,000
Refinery, engineering and metallurgical studies	2,349	—	—	2,349
Refinery, permitting and environmental expenses	128	—	—	128
Salaries and benefits	655	—	3,258	3,913
Share-based payments	—	—	1,282	1,282
Operating loss	$3,317	$3,429	$10,008	$16,754
Unrealized loss on marketable securities	—	—	(589)	(589)
Gain on financial derivative liability - Convertible Notes	—	—	27,686	27,686
Changes in US Warrants	—	—	1,531	1,531
Other non-operating income	—	—	677	677
(Loss) income before taxes	$(3,317)	$(3,429)	$19,297	$12,551

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

		Exploration and	Corporate and
For the year ended December 31, 2021 (Restated)	Refinery	Evaluation[2]	Other [2]	Total
Operating expenses
Consulting and professional fees	$116	$59	$4,134	$4,309
Exploration and evaluation expenditures	—	4,705	—	4,705
General and administrative and travel	95	2	391	488
Investor relations and marketing	—	—	843	843
Refinery, engineering and metallurgical studies	4,442	—	—	4,442
Refinery, permitting and environmental expenses	867	—	—	867
Salaries and benefits	416	—	2,388	2,804
Share-based payments	—	—	731	731
Operating loss	$5,936	$4,766	$8,487	$19,189
Unrealized loss on marketable securities	—		(2,617)	(2,617)
Loss on financial derivative liability - Convertible Notes	—		(12,952)	(12,952)
Other loss	—		(158)	(158)
(Loss) income before taxes	$(5,936)	$(4,766)	$(24,214)	$(34,916)

(b)  Segmented assets and liabilities for the years ended December 31, 2023, 2022 and 2021:

	Total Assets			Total Liabilities
As at December 31,	2023	2022 [2]	2021 [2]	2023	2022 [2]	2021 [2]
Refinery	$59,701	$91,316	17,082	$8,935	$17,723	1,776
Exploration and Evaluation [1]	85,741	87,765	11,418	75	120	790
Corporate and Other	3,250	8,443	139,111	56,384	43,172	65,081
	$148,692	$187,524	167,611	$65,394	$61,015	67,647

1 Total non-current assets comprising of exploration and evaluation assets in the amount of $85,741 (December 31, 2022 - $87,765 and December 31, 2021 - $11,418) are located in Idaho, USA.

2 The Company has reclassified the Exploration and Evaluation assets, liabilities, and results from the Corporate and Other category and comparatives have been updated to reflect this change.

25.Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

a.Key Management Personnel Compensation

During the year ended December 31, 2023 and 2022, the Company paid and/or accrued the following fees to management personnel and directors:

	December 31,	December 31,	December 31,
	2023	2022	2021

Management	$2,194	$2,751	$1,978
Directors	158	154	190
	$2,352	$2,905	$2,168

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

During the year ended December 31, 2023, the Company had share-based payments made to management and directors of $1,258 (December 31, 2022 - $620 and December 31, 2021 - $499).

b.Due to Related Parties

As at December 31, 2023, the accrued liabilities balance for related parties was $78 (December 31, 2022 - $389 and December 31, 2021 - $786), which relates mainly to year end compensation accruals.

26.	Subsequent Events
a.

On January 15, 2024, the Company received approval from the TSXV as well as warrant holders to amend the terms of 10,796,054 outstanding common share purchase warrants due to expire on February 13, 2028. The warrants were issued in connection with the convertible debt transaction that closed on February 13, 2023.

As consideration for eliminating the dilutive ratchet provisions in the Company’s convertible debt, the Company and its noteholders agreed to change the terms of the share purchase warrants. Pursuant to the amendment, the exercise price of the warrants was reduced to CAD$1.00 per common share. In addition, the warrants were to be amended to include an acceleration clause such that the term of the warrants will be reduced to 30-day (the “Reduced Term”) in the event the closing price of the common shares on the TSX Venture Exchange exceeds CAD$1.20 ten consecutive days trading days (the “Acceleration Event”), with the Reduced term to begin upon release of a press release by the Company within seven calendar days after such ten consecutive trading day period. Upon the occurrence of an Acceleration Event, holders of the warrants may exercise the warrants on a cashless basis, based on the value of the warrants at the time of exercise.

In addition, the Company issued 100,000 stock options at an exercise price of $0.50 that will vest in three equal tranches on the first, second and third anniversary of the grant date over a four year period. All grants are subject to the approval of the TSX Venture.

b.	On February 12, 2024, the Company issued 3,074,398 incentive stock options and 102,410 restricted share units (RSUs) to certain directors, officers, employees and contractors of the Company. The Company will also settle a total of $157,357 of earned performance-based incentive cash payments to certain on-officer employees by issuing a total of 189,587 common shares of the Company at a price of $0.81 per share to these individuals. The RSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company. The stock options are exercisable for four years at $0.81 and will vest in two equal tranches, on the first and second anniversary of the grant date.
c.	On February 27, 2024, the Company and the holders (the “Noteholders”) of US$51 million principal amount of 8.99% senior secured convertible notes (the “Notes”) entered into an agreement (the “Waiver”) whereby the Noteholders agreed, subject to certain conditions, to a postponement in the unpaid payment of interest on the Notes payable on the August 15, 2023 and February 15, 2024 interest payment dates (the “Interest”) under the convertible note indenture dated as of February 13, 2023 (the “Indenture”) that governs the Notes. Pursuant to the Waiver, the Company is required to make payment of accrued Interest on August 15, 2024, other than the Interest to be paid through the Share Issuance (as defined below). In the event of a default by the Company under the Indenture, the Company is required to pay the Interest immediately. Pending repayment, the Interest will be treated as additional principal amounts of Notes entitled to the same rights as the Notes under the Indenture, including the accrual of additional interest under the Indenture and the right to convert into common shares in the capital of the Company (“Common Shares”).

The Company satisfied US$401 of the Interest through the issuance of Common Shares to certain Noteholders (the “Share Issuance”). The Share Issuance occurred at a value of $0.6439 The Share Issuance was approved by the TSX Venture Exchange (the “TSXV”).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of Canadian dollars)

In addition, subject to certain conditions, the Noteholders have agreed to waive the requirement set out in the Indenture for the Company to file a registration statement to provide for the resale of the Common Shares underlying the Notes and the common share purchase warrants issued on February 13, 2023.

d.	NASDAQ Notice Update

Further to the Company’s news release dated September 22, 2023 regarding its receipt of notice from The Nasdaq Stock Market LLC (“Nasdaq”) on September 21, 2023 stating that the Company is not in compliance with the minimum bid price requirement (“Minimum Bid Requirement”), the Company intends to submit an application pursuant to the Nasdaq Listing Rules for an additional 180-day extension to the notice period under Nasdaq Rule 5810(c)(3)(A)(ii), at which point the Company may be required to take steps to resolve the non-compliance.

If at any time before March 19, 2024, the bid price of the Common Shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

On March 21, 2024, the Company announced the receipt of an additional 180 days notice from the Nasdaq to regain compliance with the minimum bid price required of US$1.00 per share under the Nasdaq Listing Rule 5550(a)(2).

The ruling has no immediate effect on the listing or trading of the Company’s common shares on the Nasdaq, and the Company’s operations are not affected by the receipt of the extension. Pursuant to the extension, the Company has until September 16, 2024 to regain compliance with the minimum bid requirement, during which time the Company’s common shares will continue to trade on Nasdaq.

At any time before September 16, 2024 the bid price of the common shares closes at or above US$1.00 per common share for a minimum of ten consecutive days, the Company will regain compliance with the minimum bid requirement. The extension does not have any impact on the listing of the Company’s common shares on the TSX Venture Exchange.

e.	Employee Share Settlement

On February 27, 2024, further to the Company’s news release dated February 12, 2024, the Company has settled a total of $134 of earned performance-based incentive cash payments to certain non-officer employees by issuing a total of 165,257 Common Shares at a deemed price of $0.81 per share to these individuals (the “Share Settlement”). The aggregate Share Settlement is lower than the previously disclosed total of $157, by issuing a total of 189,587 Common Shares, that the Company had anticipated settling.

On March 21, 2024, the Company announced further to its news releases dated February 27, 2024 and March 13, 2024, the Company has issued an aggregate of 843,039 Shares at a deemed issue price of $0.6439 per Share in satisfaction of a portion of the interest payable to certain of the holders of US$51 million principal amount of 8.99% senior secured convertible notes. The deemed issue price was calculated at 95% of the simple average of the volume weighted average trading price of the Shares for each of the five trading days ending on, and including, March 20, 2024.