Form 20-F
period 2024-12-31
Electra Battery Materials Corp
filed 2025-04-24
CIK 1907184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Trent Mell

Electra Battery Materials Corporation

133 Richmond Street W, Suite 602

Toronto, Ontario, M5H 2L3

Telephone: (416) 900‑3891

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,809,197

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D‑1(b). ☐

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

☐ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court

☐ Yes    ☐ No

TABLE OF CONTENTS

i

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Electra” refers to Electra Battery Materials Corporation.

As used in this Annual Report on Form 20‑F (this “Annual Report”), the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource,” “Measured Mineral Resource,” and “Inferred Mineral Resource” and any grammatical variations thereof are based on the definitions of such terms set forth in Subpart 1300 of Regulation S-K (“S-K 1300”).

Unless otherwise indicated, financial information in this Annual Report has been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board. Unless otherwise noted herein, all references to “$,” “C$,” “Canadian dollars,” or “dollars” are to the currency of Canada and “US$,” “United States dollars,” or “U.S. dollars” are to the currency of the United States.

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

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “indicate,” “seek,” “likely,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below: statements relating to the business and future activities of, and development related to, the Company after the date of this Annual Report, as applicable; the ability of the Company to continue as a going concern, our ability to generate revenue and our cash flows, statements regarding raising additional capital and financing activities, debt service, anticipated burn rate and operations; planned exploration and development programs and expenditures; plans to process black mass material and the ability to recover high value elements therefrom; expectations as to the timing of commissioning of equipment and the Refinery (as defined below); expectations as to the extension of the Company’s black mass processing and recovering activities; the memorandum of understanding with the Three Fires (as defined below); the Cobalt Supply Agreement (as defined below); commercial agreements with LGES (as defined below) and other parties; the Stratton Offtake Agreement (as defined below); the Glencore Offtake Agreement (as defined below); the results of the Refinery and black mass reviews; timelines and milestones with respect to the Refinery; anticipated expenditures and programs at the Refinery and Iron Creek Project (as defined below); the results of any scoping study of an integrated nickel sulfide processing facility; the amount of battery grade cobalt to be produced by the Temiskaming Shores planned cobalt sulfate refinery and construction thereof; the impact of any health pandemics on the Company; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration; Electra’s ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of Electra; future development plans; the Note Offerings (as defined below); the obligations of the Company and its subsidiaries in connection with the Note Offerings and its various government loans; and currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements. In particular, forward-looking information in this 20‑F includes, but is not limited to, statements with respect to future events and is subject to certain risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, performance, or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, you should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors” in Item 3.D. of this Annual Report, and the following: economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the ability to extract valuable elements from black mass; general expectations with respect to the development of the Refinery (as defined below) including commodity prices with respect to its development; the state of the electric vehicle (“EV”) market; the future price and supply of cobalt; anticipated costs of, and the Company’s ability to fund, its operations; the Company’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Company’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters; the impact of U.S. legislative and regulatory policies; the impact of ongoing international conflict; inflationary pressures; the Company’s ability to comply with its obligations in connection with the Note Offerings; and the Company’s ability to obtain financing as and when required and on reasonable terms.

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

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

3.A.

[Reserved]

3.B.	Capitalization and Indebtedness

Not required.

3.C.	Reasons for the Offer and Use of Proceeds

Not required.

3.D.	Risk Factors

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

Risks Related to the Company’s Financial Position and the Need for Additional Capital

The Company has a history of operating losses, which may continue for the foreseeable future and our auditors have indicated that recurring losses and negative cash flows from operations raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has suffered recurring losses from operations, has a net working capital deficiency and will require additional financing to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase required feedstock before the Refinery enters its operating phase and remain in compliance with minimum liquidity covenant under the senior secured convertible notes. There can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

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

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources.

Until we can generate a sufficient amount of revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through a combination of public and private debt and or equity offerings. If sufficient funds on acceptable terms are not available when needed, or at all, we could be forced to significantly reduce operating expenses and delay, scale back or eliminate one or more of our programs or our business operation.

The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources. The Company will require a working capital facility to cover the feedstock purchase cycle through to the sale of final cobalt sulfate. The Company is in discussions with various parties on alternatives to finance the funding of feedstock purchases. The Company will also require additional financing to advance the Refinery, which is key to the Company’s long-term plans and financial success.

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

The Company has future obligations to pay interest and principal related to the convertible debt. Upon the issuance of the 2028 Notes and retirement of the 2026 Notes (as defined below) in February 2023, the Company is subject to a minimum reportable cash balance requirement of US$2,000,000.

Starting in 2026, repayment of the interest-free Government loan is scheduled to begin in 19 equal installments.

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

The Company has debt service obligations arising from its convertible notes, which include ongoing coupon payments and payment of principal at maturity. In the event the refinery construction is not completed as planned or sufficient cash flow from refinery operations is not generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. In this event, the assets pledged may be transferred to the lenders. There can be no assurance that refinery cash flows will be sufficient to meet future debt service obligations.

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

The prices of commodities vary on a daily basis and is intensely competitive. Even if commercial quantities of minerals are discovered and developed, a profitable market may not exist for the sale of same. Price volatility could have dramatic effects on the results of operations and the ability of the Company to execute its business plan. The price of cobalt materials may also be reduced by the discovery of new cobalt deposits, which could not only increase the overall supply of cobalt (causing downward pressure on its price), but could draw new firms into the cobalt industry which would compete with the Company. The Company’s refinery business plan is currently based on toll processing however, future business planning may involve both buying cobalt products and selling cobalt products, whereby ultimate economics would be significantly impacted by market commodity prices.

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

The Company’s strategic priority is the advancement of the Refinery. No assurance can be given that the Refinery will operate as expected or will be economically viable. The Company will manage these risks through contracting technical experts on metallurgy and engineering to perform the required analysis and studies on the capability of the Refinery and its projected economics.

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

The Company’s operations depend on its ability to access various consumables, and shortages or increases in the prices of such could negatively impact the Company’s results of operations.

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

Conflicts of interest may exist among the Company and its directors and officers.

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

The past few-years have been marked by political and economic instability brought about by a variety of factors, including changes in domestic and international governments, the COVID‑19 global pandemic, the Russian invasion of Ukraine, the war in the Gaza Strip, banking failures, U.S. political instability, and natural disasters, among other factors. These factors have contributed to global supply chain volatility, unpredictable demands for consumer goods, rising inflation and interest rates, and general economic volatility, including volatility in stock markets. While the COVID‑19 pandemic has subsided, the possibility that additional variants could revive containment measures or that future health pandemics or epidemics could arise remains. Such uncertainty and volatility has or could impact various other factors outside of the company’s control including, but not limited to currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, sanctions, embargoes, expanded political conflict and violence, travel bans, stay-at-home orders, all of which have tickle-down impacts down effect on supply chains, commodity pricing and availability, the costs of capital and financing, and equipment and construction costs, all of which could impact the Company’s ability to both conduct its operations and access capital.

Inflationary pressures and rising interest rates could negatively affect the Company’s financial condition and results of operations.

Following the COVID‑19 pandemic, the ongoing wars in the Ukraine and Gaza, the introduction of tariffs by the U.S. Government and subsequent retaliatory tariffs and other events, the global economy has faced significant instability marked by increased inflation, rising interest rates and supply chain volatility. Global economic conditions could further deteriorate, and the economy may contract and enter into a recession. Additionally, future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability, natural disasters and outbreaks of medical endemic or pandemic issues. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment charges. Further, in such an event, the Company’s operations and financial condition could be adversely impacted.

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

There can be no assurances that any of the mineral resources stated in this Annual Information Form (“AIF”) or published technical reports of the Company will be realized. Until a deposit is actually extracted and processed, the quantity of mineral resources or reserves, grades, recoveries and costs must be considered as estimates only. In addition, the quantity of mineral resources or reserves may vary depending on, among other things, product prices. Any material change in the quantity of mineral resources or reserves, grades, dilution occurring during mining operations, recoveries, costs or other factors may affect the economic viability of stated mineral resources or reserves. In addition, there is no assurance that mineral recoveries in limited, small scale laboratory tests or pilot plants will be duplicated by larger scale tests or during production. Fluctuations in cobalt prices, results of future drilling, metallurgical testing, actual mining and operating results, and other events subsequent to the date of stated mineral resources and reserves estimates may require revision of such estimates. Any material reductions in estimates of mineral resources or reserves could have a material adverse effect on the Company.

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

The Company faces strong competition from other mining companies in connection with the identification and acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience, and technical capabilities than the Company. As a result of this competition, the Company may be unable to identify, maintain or acquire attractive mining properties on acceptable terms or at all. In addition, the Company faces competition sourcing mine production for the Refinery. The Company’s plans for the Refinery, in part, include diverting African mine production from China to North America. Most cobalt is currently mined in the Democratic Republic of the Congo (“DRC”) and shipped to China for refining. The Company faces significant competition in diverting mine production, particularly ethically sourced mine production, to the Refinery and as a result, may be unable to identify, maintain or acquire mine production for the Refinery on acceptable terms or at all. Consequently, the Company’s prospects, revenues, operations, and financial condition could be materially adversely affected.

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

The Company is subject to regulations concerning its supply chain and mineral sources

Upon commencement of operations at the Refinery, the Company expects to source a material portion of feedstock for the Refinery from Glencore and Eurasian Resources Group S.A.R.L (“ERG”). The Company reasonably expects Glencore and ERG to source a majority, if not all, of the cobalt for such feedstock from their mineral projects located in the DRC. In the past, the DRC has imposed and/or threatened to impose, cobalt export bans, quotas or curtailments. These measures could lead to increased costs and difficulties importing feedstock for the Refinery and may result in a material adverse effect on the Company and its operations.

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

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of the Company.

The Company has not and does not currently plan to pay dividends in the future. As a result, any return on investment may be limited to the value of our Common Shares.

The Company has never paid cash dividends on the Common Shares and does not currently expect to pay cash dividends in the future in favor of utilizing cash to support the development of the Company’s business. Any future determination relating to the Company’s dividend policy will be made at the discretion of the Company’s Board of Directors and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements the Company may obtain or enter into, future prospects and other factors the Company’s Board of Directors may deem relevant at the time such payment is considered.

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

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of the Common Shares, negatively impact the price of the Common Shares and negatively impact the Company’s ability to raise additional capital.

If the Company fails to satisfy the continued listing requirements of the Nasdaq Capital Market, such as corporate governance requirements or the minimum closing bid price requirement, the exchange may take steps to delist the Common Shares. Such a delisting may have a negative effect on the price of the Common Shares and would impair shareholders’ ability to sell or purchase its Common Shares when they wish to do so.

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

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. Based on the composition of the Company’s income and the value of its assets, the Company believes that it was classified as a PFIC for its taxable year ending December 31, 2024 and may continue to be classified as a PFIC for the current taxable year. Prospective investors should carefully read the discussion under the heading “Material U.S. Federal Income Tax Considerations for U.S. Holders” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.

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

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

Name, Address and Incorporation

Electra was incorporated under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) on July 13, 2011 under the name Patrone Gold Corp. and became a reporting issuer in British Columbia and Alberta upon completion of an arrangement with Unity Energy Corp. on October 2, 2012. On October 3, 2013, the Company changed its name from Patrone Gold Corp. to Aurgent Gold Corp. On March 11, 2014, the Company changed its name from Aurgent Gold Corp. to Aurgent Resource Corp., and on September 22, 2016, the Company changed its name from Aurgent Resource Corp. to First Cobalt Corp. On October 26, 2017, shareholders of the Company approved a continuation under the Canada Business Corporations Act (the “CBCA”). The Company’s continuation under the CBCA was implemented as of September 4, 2018. On December 6, 2021, the Company changed its name from First Cobalt Corp. to Electra Battery Materials Corporation. On April 13, 2022, the Company completed a consolidation of its share capital (the “Consolidation”) on the basis of one (1) post-Consolidation Common Share for every eighteen (18) pre-Consolidation Common Shares. On December 31, 2024, the Company completed a reverse stock split (the “Reverse Split”) of the issued and outstanding Common shares of the Company at a ratio of one (1) post-Reverse Split Common Share for four (4) pre-Reverse Split Common Shares of the Company. Historical information presented in this annual report has been adjusted to account for the Consolidation and Reverse Split as applicable.

Electra is in the business of battery materials refining and the acquisition and exploration of resource properties. The Company is focused on building a diversified portfolio of assets that are highly leveraged to the electric vehicle supply chain with assets located primarily in North America, with the intent of providing a North American supply of battery materials.

Electra has two significant North American assets:

(i)	a hydrometallurgical refinery located in Ontario, Canada (the “Refinery”); and

(ii)	a number of properties and option agreements within the Idaho Cobalt Belt (the “Idaho Properties”), including the Company’s flagship mineral project, Iron Creek (the “Iron Creek Project”).

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

General Development of the Business of the Company

Three Year History

The following events significantly influenced the general development of the business of the Company:

2022 Developments

On January 13, 2022, the Company filed a prospectus supplement announced that it has established an at-the-market equity program that allows the Company to issue up to $20 million of Common Shares from the treasury to the public from time to time, at the Company’s discretion (the “ATM Program”). Distributions of the Common Shares through the ATM Program, if any, will be made pursuant to the terms of an equity distribution agreement (the “ATM Distribution Agreement”) between the Company and CIBC Capital Markets (“CIBC”). The ATM Program was effective until December 26, 2022. The ATM Program was facilitated pursuant to a prospectus supplement dated January 13, 2022 to the Company’s base shelf prospectus dated November 26, 2020 as amended pursuant to amendment no. 1 dated November 30, 2021 filed with the securities commissions in each of the provinces of Canada, which are available online under the Company’s profile on SEDAR+ at www.sedarplus.com.

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

On May 17, 2022, the Company filed an amended to its January 13, 2022 prospectus supplement and announced that it had updated its ATM Program to issue up to $20 million (or its equivalent in U.S. currency) of common shares in the United States and Canada from time to time, at Electra’s discretion. The update is to permit sales of common shares under the ATM Program into the United States following Electra’s listing on the Nasdaq. Sales of Common Shares under the ATM Program in the United States and Canada were completed in accordance with the terms of an amended and restated equity distribution agreement dated May 17, 2022 among Electra, CIBC World Markets Inc. and CIBC World Markets Corp.

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

On November 15, 2022, the Company announced the closing of an overnight-marketed public offering of 586,250 units of the Company (the “November 2022 Financing Units”) on a best efforts basis at a price of US$9.40 per unit for gross proceeds of approximately US$5.5 million (approximately CAD$7.3 million) (the “November 2022 Financing”), with each unit comprising of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant entitling the holder thereof to purchase one Common Share at a price of US$12.40 at any time on or before the date that is 36 months after the closing date of the offering.

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

2023 Developments

On January 4, 2023, the Company announced it had signed an amendment to the Kuya Agreement relating to silver and cobalt exploration assets in the Canadian Cobalt Camp (the “Assets”). Pursuant to the agreement, Electra granted Kuya the right to acquire a 100% in its remaining assets in the Canadian Cobalt Camp. To exercise this right, Kuya was required to make a payment in cash or in the equivalent value of its shares totaling $1,000,000 to Electra on or prior to January 31, 2023. On January 31, 2023, Kuya exercised the option and issued Kuya common shares to satisfy the payment. Kuya also entered into a royalty agreement with Electra whereby it granted Electra a two percent royalty on net smelter returns from commercial production derived from the remaining assets. Electra retains a right of first offer to refine any base metal concentrates produced from the Assets at Electra’s Ontario refinery.

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

While constructing its crystallization circuit, the final stage in the cobalt sulfate refining process, the Company took delivery of a falling film evaporator vessel that was damaged in transit. Custom-built for the Company, the vessel is used to vaporize water from the cobalt solution before it can be crystallized into cobalt sulfate and was valued at approximately US$881,000. The equipment was deemed suitable for installation, but a third-party inspection determined that onsite repairs were required before it could be commissioned. The repairs have since been completed. The Company requires microchips throughout its refinery complex as part of the process control system to regulate equipment and integrate various circuits and systems. Global supply shortages of microchips resulted in delays to delivery of several process control system components. The Company was unable to progress fully on some work projects pending delivery of the process control components. As a result of the impact of critical equipment being damaged en route to the Company’s complex north of Toronto and ongoing supply chain disruptions, the Company withdrew its guidance issued on August 11, 2022, and November 9, 2022, for its fourth quarter ending December 31, 2022 along with any forward-looking statements previously made on the timing of the commissioning, capital spend and production of its cobalt sulfate refinery.

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

On February 14, 2023, the Company announced the closing of a private placement offering pursuant to which the Company entered into subscription agreements with investors for the issuance (the “2023 Note Offering”) of an aggregate of US$51,000,000 principal amount of 8.99% senior secured convertible notes due February 2028 (the “2028 Notes”). As part of the 2023 Note Offering, the Company also announced that it purchased and cancelled all of the outstanding 2026 Notes at par value, plus accrued and unpaid interest. The net proceeds of the 2023 Note Offering of approximately US$13.7 million will be used for capital expenditures associated with the expansion and recommissioning of the Refinery, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs. In connection with the 2023 Note Offering, the Company entered into a note indenture (the “2023 Note Offering Indenture”) with GLAS Trust Company LLC, as trustee for the 2028 Notes, a warrant indenture with TSX Trust Company (the “2023 Warrant Indenture”), as warrant agent for the 2023 Warrants (as defined below), and other customary associated security documentation. The 2028 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a reportable minimum liquidity balance of US$2 million under the terms of the 2028 Notes.

The initial, post Reverse Split conversion rate of the 2028 Notes 100.804 common shares per US$1,000 (the “Conversion Ratio”) (equivalent to an initial, post Reverse Split conversion price of approximately US$9.92 per common share) subject to certain adjustments set forth in the indenture governing the 2028 Notes.

Holders of the 2028 Notes (“2028 Noteholders”) received an aggregate of 2,699,014 common share purchase warrants (the “2023 Warrants”) exercisable for five years at an exercise price of US$9.92 per common share, which is the same price as the conversion price in connection with the 2023 Note Offering. The 2023 Warrants were amended on January 12, 2024 as further described below.

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

Upon early conversion of the 2028 Notes, the Company will make an interest make-whole payment equal to the lesser of the two years of interest payments or interest payable to maturity, which may be made in cash or common shares at the Company’s election. If an investor elects to convert its 2028 Notes in connection with a fundamental change, the Conversion Ratio will be increased based on the date of occurrence or effective date of the fundamental change and the share price, but in no event will the Conversion Ratio exceed 118.4441.

On March 10, 2023, the Company announced a new mineral resource estimate for the Iron Creek Project. The new mineral resource estimate was based on infill drilling and limited step-out drilling and provides an increase of 83% to the indicated mineral resource category coming from the conversion of 1.7Mt to the indicated mineral resource category. The indicated mineral resource is now 4.4M tonnes grading 0.19% cobalt and 0.73% copper containing 18.4M pounds of cobalt and 71.6M pounds of copper. The inferred mineral resource is now 1.2M tonnes grading 0.08% cobalt and 1.34% copper for an additional 2.1M pounds of cobalt and 36.5M pounds of copper. The Company subsequently filed the Technical Report with respect to the new mineral resource estimate titled “NI 43‑101 Technical Report and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA” dated March 10, 2023 with an effective date of January 27, 2023 (the “43‑101 Technical Report”). The 43‑101 Technical Report was prepared by Martin Perron, P.Eng. Marc R. Beauvais, P. Eng, Pierre Roy, P. Eng. and Eric Kinnan, P.Geo., each of whom is a qualified person and “independent” as such term is defined National Instrument 43‑101 - Standards of Disclosure for Mineral Projects (“NI 43‑101”). See “Iron Creek Project” below. We have also prepared the 2024 Iron Creek Technical Report Summary (the “2024 Technical Report Summary”) in compliance with S-K 1300. The 2024 Technical Report Summary was prepared by Martin Perron, P.Eng. of InnovExplo Inc., Marc R. Beauvais, P.Eng. of InnovExplo Inc., Eric Kinnan, P.Geo. of InnoExplo Inc., and Pierre Roy, P.Eng of Soutex Inc. All of the Qualified Persons (or “Authors”) of the 2024 Technical Report Summary are independent of the Company within the meaning of S-K 1300. The 2024 Technical Report Summary is included as Exhibit 15.4 of this Annual Report, which is incorporated herein by reference.

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

On August 11, 2023, the Company completed a previously announced brokered private placement (the “2023 Market Offering”) and concurrent non-brokered private placement (the “2023 Non-brokered Offering”) for aggregate gross proceeds of $21.5 million. Under the terms of the 2023 Market Offering, the Company issued 3,750,000 units at a price of $4.40 per unit for aggregate gross proceeds of $16.5 million and issued 1,136,364 units for aggregate gross proceeds of $5 million under the 2023 Non-brokered Offering. Each unit consists of one Common Share and one Common Share purchase warrant. Each warrant entitles the holder thereof to purchase one additional Common Share at a price of $6.96 for a period of two years. Under the 2023 Market Offering, the agent received cash commission of $990,000 and 225,000 non-transferable warrants entitling the holder to purchase one common share for each warrant at a price of $4.40 for a period of two years, subject to certain events.

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

On September 21, 2023, the Company was notified by the Nasdaq that the closing price of the Common Shares for the 30 consecutive business day period from August 9, 2023 to September 20, 2023 did not meet the minimum bid price of US$1.00 per share required for continued listing on the Nasdaq (the “Minimum Bid Price Requirement”). The Nasdaq Minimum Bid Price Requirement notice had no immediate effect on the listing of the Common Shares at that time, and the Common Shares continue to trade on Nasdaq under the symbol “ELBM”. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given 180 calendar days to regain compliance with the Minimum Bid Price Requirement. On March 20, 2024, the Company received an additional 180‑day’s notice from the Nasdaq to regain compliance with the Minimum Bid Price Requirement (effective to September 16, 2024).

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

On October 25, 2023, the Company announced that it had obtained an easement on lands adjacent to the Refinery for the purpose of installing, operating and maintaining certain electrical works servicing water pumping facilities located on the Refinery in exchange for a total of 2,500 common shares at a deemed price of $2.96 per common share, representing an aggregate purchase price of $7.4 million.

On November 28, 2023, the Company announced the signing of a memorandum of understanding with Rock Tech Lithium for the development of a partnership to supply recycled lithium from Electra’s Refinery for upgrading to battery-grade lithium chemicals in Rock Tech’s lithium refineries. Processing of material is expected to commence in an initial phase beginning in 2026.

On December 1, 2023, the Company announced its intention to amend the terms of the 2023 Warrants issued in connection with the 2023 Note Offering. Pursuant to the proposed amendments to the 2023 Warrants, the exercise price would be reduced from US$9.92 to $4.00 per Common Share. In addition, the 2023 Warrants would be amended to include an acceleration clause such that the term of the 2023 Warrants would be reduced to 30 days (the “Reduced Term”) in the event the closing price of the Common Shares on the TSXV exceeds $4.00 by 20% or more for ten (10) consecutive trading dates (the “Acceleration Event”), with the Reduced Term to begin seven (7) calendar days after such ten (10) consecutive trading day period. Upon the occurrence of an Acceleration Event, holders of the 2023 Warrants would be permitted to exercise the 2023 Warrants on a cashless basis, based on the value of the 2023 Warrants at the time of exercise, subject to compliance with the policies of the TSXV.

On December 5, 2023, the Company promoted George Puvvada as the Vice-President of Metallurgy and Technology.

On December 29, 2023, the Company announced the appointment of David Allen as the Chief Financial Officer of the Company effective January 1, 2024, replacing Peter Park.

Also on December 29, 2023, the Company announced that it intended to file a resale registration statement with the Unites States Securities and Exchange Commission. The registration statement was to address resale registration rights previously granted to holders of 2028 Notes and would include Common Shares issuable upon the conversion of the Notes themselves as well as the exercise of 2023 Warrants (as defined below) previously issued to holders. Pursuant to the 2023 Note Offering Waiver (as defined below), the Company did not proceed with filing of the resale registration statement.

2024 Developments

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

On January 15, 2024, the Company announced the appointment of Heather Smiles as the Vice-President, Investor Relations and Corporate Development.

On February 9, 2024, the Company announced that it received a $5 million investment commitment from the Government of Canada of which $5 million has been received, towards the construction of North America’s first cobalt sulfate refinery. Located in Temiskaming Shores, Ontario, the facility is expected to produce approximately five percent of the global supply of battery grade cobalt needed for electric vehicles. The investment is in the form of a loan from the Federal Economic Development Initiative for Northern Ontario (FedNor).

On February 27, 2024, the Company announced that the Company and the holders of the 2028 Notes entered the 2023 Note Offering Waiver. Pursuant to the 2023 Note Offering Waiver, the Company was required to pay accrued interest on August 15, 2024, other than the interest paid through the issuance of shares set out below. In the event of a default by the Company under the 2023 Note Offering Indenture, the Company is required to pay the interest immediately. Pending repayment, the interest will be treated as additional principal amounts of 2028 Notes entitled to the same rights as the notes under the 2023 Note Offering Indenture, including the accrual of additional interest under the 2023 Note Offering Indenture and the right to convert into Common Shares. In addition, subject to certain conditions, the 2028 Noteholders agreed to waive the requirement set out in the 2023 Note Indenture for the Company to file a registration statement to provide for the resale of the Common Shares underlying the 2028 Notes and 2023 Warrants.

On March 21, 2024, the Company issued an aggregate of 210,760 Common Shares at a deemed issue price of $2.5756 per Common Share in satisfaction of a portion of the interest payable to certain of the 2028 Noteholders. The deemed issue price was calculated at 95% of the simple average of the volume weighted average trading price of the Common Shares for each of the five trading days ending on, and including, March 20, 2024.

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

On June 10, 2024, the Company announced that it had been awarded $5 million contribution funding from Natural Resources Canada to support the development of its proprietary battery materials recycling technology, accelerating the next phase of its recycling project to demonstrate on a continuous basis that the Company’s hydrometallurgical black mass process is scalable, profitable, and can be implemented at other locations.

On July 25, 2024, the Company announced that its 2023 field program on an unexplored boundary area of certain claims of the Idaho properties subject to an earn-in and joint venture agreement among the Company, though Idaho Cobalt Company (“Idaho Cobalt”), Borah Resources and Phoenix Copper for the SCOB1 to 30 unpatented mineral claims (the “Redcastle Agreement”) discovered a previously unknown copper surface showing, the Malachite Hill Copper Showing. Electra also signed an amendment to the Redcastle Agreement to extend its two main exploration expenditure commitments by two years, to 2026 and 2028 respectively.

On August 14, 2024, the Company announced that it and the holders of the 2028 Notes had entered into an agreement whereby the noteholders had agreed, subject to certain conditions, that all unpaid interest owing to August 14, 2024 under the 2023 Note Offering Indenture would be “paid-in-kind”, not in cash and added to the outstanding principal amount of the 2028 Notes.

On August 19, 2024, the Company announced that it had been awarded US$20 million by the U.S. Department of Defense. The award was made pursuant to Title III of the Defense Production Act (DPA) to expand domestic production capability and is funded through the Additional Ukraine Supplemental Appropriations Act. The funds will support the construction and commissioning of North America’s only cobalt sulfate refinery, capable of producing battery grade materials for lithium-ion batteries.

On August 29, 2024, the Company announced that in support of its strategic plans to build a North American battery materials supply chain, the Company has signed a strategic advisory agreement with Altitude Capital Consultants Inc. (“Altitude”), based in Toronto, Ontario and led by renowned Canadian capital markets and investment banking experts Michael Wekerle and Gene McBurney, to provide capital markets strategy and analysis of market opportunities. Altitude was engaged for an initial term of twelve months, effective as of August 28, 2024. The Company granted 250,000 incentive stock options to Altitude in accordance with its long-term incentive plan exercisable at a price of $3.28, for a period of three-years, and vesting quarterly in four equal tranches over a one-year period. The Company is at arms-length from Altitude and its principals, and the services to be provided by Altitude do not include investor relations or promotional activities.

On September 10, 2024, the Company announced that it had received a non-binding term sheet for a US$20 million prepayment facility from an arms-length strategic player in the battery materials sector.

On September 18, 2024, the Company announced a joint venture, named Aki Battery Recycling, with Indigenous-owned Three Fires Group to produce battery black mass through responsible recycling of lithium-ion battery scrap and waste material. The black mass would then be sold to Electra’s refinery to recover lithium, nickel, cobalt and other critical minerals to produce new lithium-ion batteries.

On September 24, 2024, the Company announced that it had successfully achieved greater than 99% purity, or technical grade, lithium carbonate product. These results further bolster the Company’s ability to produce high-quality, technical and battery-grade products from its black mass recycling project.

On October 1, 2024, the Company announced the appointment of Michael Green as its Construction Director. With over 30 years of extensive experience in construction management, Mr. Green will be focused on the timely and successful completion of the final phase of construction for North America’s first cobalt sulfate refinery, Electra’s Refinery in Temiskaming Shores.

On October 25, 2024, the Company announced receipt of a non-binding term sheet from the holders of the 2028 Notes for a financing transaction which would result in gross proceeds to the Company of US$5 million. These funds will enable the Company to initiate certain early works and winter preparations at the Ontario Refinery project site in Temiskaming Shores, Ontario, and for general corporate purposes. On November 26, 2024, the Company announced the closing of the previously announced financing transaction pursuant to which the Company issued 12.0% secured convertible notes in the principal amount of US$4 million (the “2027 Notes” and, together with the 2028 Notes, the “Notes”), 443,225 common shares at a price of US$2.172 per common share, and 1,136,364 detachable common share purchase warrants entitling the holders to acquire an equivalent number of common shares at a price of C$4.00 per share until November 26, 2026 (the “2027 Note Offering” and, together with the 2028 Note Offering, the “Note Offerings”). The Company also issued additional 2028 Notes to the holders thereof, in the principal amount of US$6,521,000, as payment-in-kind for all outstanding accrued interest owing on the 2028 Notes through to August 15, 2024. The additional 2028 Notes carry the same payment and conversion terms as the balance of the 2028 Notes.

In connection with closing of the 2027 Note Offering, the holders of the 2028 Notes waived certain existing events of default through until February 15, 2025, and agreed that the previous failure to register the resale of the common shares issuable pursuant to the terms of the 2028 Notes and the Existing Warrants (as defined below) will not constitute an event of default. The holders of the 2028 Notes also agreed to the cancellation of a total of 1,136,364 common share purchase warrants exercisable at a price of C$6.96 until August 11, 2025, for no further consideration. The Company also amended the terms of an aggregate of 2,699,014 outstanding share purchase warrants (the “Existing Warrants”), issued in connection with the offering of the 2028 Notes and were previously exercisable at a price of C$4.00 until February 13, 2028. Following the amendment, the exercise price of the Existing Warrants was reduced to C$3.40 per share and include a revised acceleration clause.

On December 23, 2024, the Company announced the appointment of Marty Rendall, CFA as its new Chief Financial Officer effective January 1, 2025, upon the retirement of David Allen.

On December 30, 2024, the Company announced that effective at the close of business on December 31, 2024, the Company would effect a reverse share split (the “Reverse Split”) of its outstanding common share capital on the basis of four (4) pre-Reverse Split shares for every one (1) post-Reverse Split share.

Subsequent Events

On January 28, 2025, the Company announced the commencement of a feasibility level engineering study to build a battery recycling refinery adjacent to its cobalt refinery north of Toronto. The study will build on the technology and expertise accumulated during a year-long black mass recycling trial, whereby Electra produced technical grade lithium and a nickel and cobalt product from end of life lithium batteries.

On February 25, 2025, the Company announced the appointment of Alden Greenhouse to the Company’s board of directors.

On March 5, 2025, the Company entered into an agreement with the holders of its senior secured debt to enhance the Company’s financial flexibility. Under the agreement, lenders agreed to defer all interest payments until February 15, 2027. The agreement covers all outstanding Notes. As consideration for this deferral, Electra will pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes, calculated on the principal amounts of the 2028 Notes and 2027 Notes. All deferred interest, including deferred amounts of additional interest, will accrue interest at the applicable stated rate of interest borne by the applicable series of Notes. All deferred interest (including all interest thereon) will become payable immediately if an event of default occurs under the applicable note indenture prior to February 15, 2027.

On March 21, 2025, the Company announced receipt of a Letter of Intent (“LOI”) for proposed funding of $20,000 in support of completion of construction and commissioning of North America’s first battery grade cobalt refinery. The LOI was provided to the Company by the Federal Government and is non-binding. The LOI expresses an interest and intent to work towards completing a final term sheet but does not constitute a binding agreement. While discussions between the parties are ongoing, there is no guarantee or assurance that final agreements will be reached and/or funding will be provided to the Company.

On March 24, 2025, the Company announced a non-brokered private placement (the “2025 Offering”) to raise aggregate gross proceeds of up to US$3,500. The 2025 Offering consisted of units of the Company (each, a “Unit”) to be issued at a price of US$1.12 per Unit. Each Unit consisted of one common share in the capital of the Company (“Common Shares”) and one transferable common share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date. Each of Trent Mell, Chief Executive Officer of the Company (purchased 20,000 Units), Marty Rendall, Chief Financial Officer of the Company (purchased 20,000 Units), John Pollesel, a director of the Company (purchased 10,000 Units), Alden Greenhouse, a director of the Company (purchased 5,000 Units), Heather Smiles, Vice President, Investor Relations & Corporate Development of the Company (purchased 3,500 Units), Mark Trevisiol, Vice President, Project Development of the Company (purchased 2.500 Units), and Michael Insulan, Vice President, Commercial of the Company (purchased 5,000 Units) participated in the Offering. On March 25, 2025, the Company announced the 2025 Offering was fully subscribed and allocated. On April 4, 2025, the Company announced the first tranche of the 2025 Offering had closed. On April 14, 2025, the Company announced the second and final tranche of the 2025 Offering had closed.

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

The Company has been progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America. Its primary focus for 2022‑23 was to advance the expansion and recommissioning of the Company’s Refinery (Phase 1 of the Company’s phased approach to build the Battery Materials Park).

The Refinery and the Battery Materials Park

The Company is working towards restarting its hydrometallurgical Refinery in Ontario, Canada, as the first phase in a multi-phase strategy to build a fully integrated, environmentally sustainable, North American critical minerals supply chain which could provide battery grade nickel, cobalt and recycled battery materials to the North American and global electric vehicle battery market. It is anticipated that the phased strategy will be approached in the following order:

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

●

Phase 3 entails the recycling of black mass from spent lithium-ion batteries supplied by various black mass producers (battery shredders) in Canada and the United States, recovering lithium, nickel, cobalt and other critical metals. Aki Battery Recycling, Electra’s joint venture with Three Fires, is also seeking to produce black mass in southern Ontario from battery manufacturing scrap, which could provide a steady source of feed material for Phase 3.

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

The Refinery Study was prepared to summarize the results of an engineering study prepared at a feasibility level related to the Refinery. The report does not constitute a feasibility study within the definition employed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), as it relates to a standalone industrial project and does not concern a mineral project of Electra. As a result, disclosure standards prescribed by NI 43‑101 are not applicable to the scientific and technical disclosure in the report. Any references to scoping study, prefeasibility study or feasibility study by Electra, in relation to the Refinery, are not the same as terms defined by the CIM Definition Standards and used in NI 43‑101. The Refinery Study is also not based on any existing mineral reserves or mineral resources of the Company and the Company does not contemplate that any of the Company’s current mineral projects will provide a source of feedstock for the Refinery.

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

The Company has achieved several additional key milestones on its development path for the Refinery, including:

●	Feedstock arrangements announced with Glencore (January 2021)

●	Commencement of detailed engineering and pre-construction activities

●	Sale of Cobalt Camp properties to Kuya Silver (March 2021)

●	Solvent extraction design and manufacturing contract awarded to Metso-Outotec (October 2021)

●	Increased cobalt crystallizer capacity and formalized new project capital budget

●	Five-year tolling contract and amended feed purchase agreement with Glencore (December 2021)

●	Receipt of Industrial Sewage Works approval (February 2022)

●	Offtake agreement signed with LGES for 7,000 tonnes of battery grade cobalt (September 2022)

●	Completion of recommissioning of the analytical lab, feed material handling system (including ball mill and mixing station), leach circuit, filter presses and reagent handling systems (October 2022)

●	Receipt of final approval for closure plan for the Refinery (November 2022)

●	Completion of construction of the cobalt sulfate loadout facility (Q1 2023)

●	Completion of the solvent extraction building (Q1 2023)

●	Receipt of the majority of long lead and custom fabricated equipment from suppliers around the world, thereby reducing the schedule risk associated with final construction (May 2023).

●	Completion of re-baseline report (May 2023)

●	LGES offtake agreement amended to 19,000 tonnes over five years (July 2023)

●	Supply agreement with ERG for 3,000 tonnes per annum of cobalt starting from 2026 (April 2024)

●	Funding by U.S. Department of Defense for US$20 million in support of construction and commissioning of the Refinery (August 2024)

●	Receipt of LOI from Canadian Federal Government for a proposed $20 million in support of construction and commissioning of the Refinery (March 2025)

On February 14, 2023, the Company announced a review of the Refinery scope, scheduling, and capital expenditures and completed the re-baseline engineering report in the second quarter of 2023. The re-baseline engineering report estimated that the total capital costs are now at $155 to $167 million, of which approximately $86.1 million had been capitalized as of December 31, 2024. The increase in capital costs has been driven by supply chain disruptions, and inflationary pressures that negatively impacted all aspects of the Refinery, including contractor labour rate, costs for concrete, steel, piping, and freight.

The Company will require additional financing in 2025 to continue operations and to complete the construction and final commissioning of the Refinery, advance its battery recycling strategy, and remain in compliance with the minimum liquidity covenant under the 2028 Notes.

The Company has the necessary permits to operate the Refinery, including its Air and Noise permit and its Permit to Take Water, as well as final approvals for its Industrial Sewage Works permit amendment and its revised Refinery closure plan. The Company continues to make progress towards achieving its objective of providing the world’s most sustainable battery materials for the electric vehicle market. The Company continues to work with engineering firms, its commercial partners, process experts and financial advisers to finalize and execute on the plans for its recommissioning and expansion of the Refinery.

See “Refinery” for more information with respect to the 2020 Refinery Study.

Refining & Recycling of Black Mass

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

To date, Electra has produced quality nickel-cobalt mixed hydroxide, technical grade lithium carbonate, and graphite products in its black mass recycling trial.

In 2023, the Company completed a desktop scoping study to evaluate the potential economics of developing a standalone black mass process plant within its refinery complex capable of processing 2,500 tonnes of black mass material per annum. The facility could be scaled over time as the market for battery recycling expands.

The desktop scoping study was based on a number of assumptions, including annual processing of 2,500 tonnes of black mass, metal prices using analysts’ long-term forecasts, recovery rates consistent with those achieved to date, and $12.6 million of committed capital comprised of $8.1 million for capital costs and $4.5 million in working capital.

In July 2023, Electra announced the first customer shipment of the nickel-cobalt mixed hydroxide precipitate product (“MHP”) produced at its refinery complex north from recycled battery material. As a result of the successes achieved, the Company continued to process black mass material at its Refinery through the end of 2023. On February 5, 2024, the Company provided an update on its battery materials recycling trial, including that the plant-scale black mass recycling trial is now largely complete.

On June 10, 2024, Electra was awarded $5 million in contribution funding from Natural Resources Canada to support the development of its proprietary battery materials recycling technology, accelerating the next phase of its recycling project to demonstrate on a continuous basis that the Company’s hydrometallurgical black mass process is scalable, profitable, and can be implemented at other locations.

On January 28, 2025, the Company announced the commencement of a feasibility level engineering study to build a battery recycling refinery adjacent to its cobalt refinery north of Toronto. The study will build on the technology and expertise accumulated during a year-long black mass recycling trial, whereby Electra produced technical grade lithium and a nickel and cobalt product from end of life lithium batteries.

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

The Iron Creek Project

The Company owns 100% of the Iron Creek Project which is located about 42 kilometres southwest of Salmon, Idaho, within the historic Blackbird cobalt-copper district of the Idaho cobalt belt. The project consists of seven patented Federal lode claims that straddle Iron Creek, as well as 129 unpatented mining claims held 100% by two separate subsidiaries: Idaho Cobalt Company of Boise, Idaho and by Scientific Metals (Delaware) Corp. (“SMDC”) of Midvale, Utah; both are wholly owned subsidiaries of the Company. In addition, adjoining unpatented mining claims are subject to earn-in and joint venture agreements with third parties. In total, the Iron Creek project encompasses a land area of over 70km2.

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

The Refinery has active permits and is subject to a reclamation bond and closure plan. The total provision for reclamation and closure cost obligations at December 31, 2024 was $2,841,000. The Company submitted an updated closure plan, which covers activities still to take place at site, with a total closure cost of $3,323,000. A surety bond for the closure activities for $3,450,000 remains deposited with the Province of Ontario.

The Iron Creek Project is located within Salmon National Forecast, under the administration of the United States Forest Service (“USFS”). The Company manages all activities on site to ensure all work is performed in compliance with existing environmental regulations. It is understood that water and particulates from any drilling or other work should be prevented from entering any body of water without first being treated so there is no sediment or other contaminants entering the water. Water quality of Iron Creek and its tributaries within the project are subject to the Idaho Department of Environmental Quality.

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

Electra Battery Materials Corporation (Canada)

(I)	Cobalt Industries of Canada Inc. (Ontario)

(II)	Cobalt Projects International Corp. (Ontario)

(III)	U.S. Cobalt Inc. (British Columbia)

(i)	Scientific Metals (Delaware) Corp. (Delaware)

(ii)	1086370 B.C. Ltd. (British Columbia)

(a)	Idaho Cobalt Company (Idaho)

(iii)	Orion Resources NV (Nevada)

(IV)	Cobalt One PTY Ltd. Limited (Australia)

(i)	Cobalt Camp Refinery Ltd. (British Columbia)

(ii)	Cobalt Camp Ontario Holdings Corp. (British Columbia)

(iii)	Acacia Minerals Pty Ltd (Australia)

(iv)	Ophiolite Consultants Pty Ltd (Australia)

4.D.	Property, plant and equipment

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

The Refinery was later owned and operated by several owners until Electra entered into a 50‑50 joint venture with Australian-listed Cobalt One Limited to acquire the Refinery in 2017.

The previous owners included:

●	1999‑2003: Canmine Resources Corporation

●	2003‑2012: Yukon Refinery AG

●	2012‑2015: United Commodities

●	2015‑2017: Yukon Refinery AG

●	2017‑present: Electra

Metallurgical Testing

Phase I – Initial Testing

Metallurgical testing was completed at SGS Canada Inc. (“SGS”) between Q4 2018 and Q2 2020. The test work program was managed by Electra with input from Ausenco. For purposes of the Refinery Study, the initial phase of test work was conducted under 17070‑01 and 17070‑03 programs.

The programs evaluated different cobalt hydroxide feed materials and white metal alloy. The composition of each feed material is summarized in the table below.

Cobalt Hydroxide Feed Sample Analysis

Program	Co %	Cu %	Fe %	Mn %	Mg %	Si %	Zn g/t	Ni g/t	Al g/t	Cr g/t
17070-01	23.2	1.61	2.39	3.27	3.45	1.05	1920	3870	6390	52
17070-02 (WMA)	17.8	11.2	66.4	0.003	0.22	0.38	2670	494	1840	755

The source of the 17070‑01 was from an operation in the DRC, this sample had a lower cobalt content (23.2% dry weight (“w/w”)) compared to the samples received later for programs 17070‑03 and 17070‑05. Using this material in late 2018 and early 2019 bench scale tests on leaching, neutralisation and solvent extraction were conducted, the initial test results were encouraging and areas for improvement were identified. Using these bench scale test results preliminary Metsim modelling was conducted by Ausenco and a Solvay solvent extraction model was short listed for pilot studies. Leach tests under program 17070‑02 were conducted on white metal alloy (WMA), even though the alloy was leached in acid the excessive dissolution of iron made the solution purification stage difficult.

In September 2019, program 17070‑03 was commenced on a 570kg sample received from Glencore’s Mutanda operation in the DRC and several bench scale leach tests were conducted on this sample. Following which more samples were received from sources such as Katanga, ERG and IXM (Tenke). The head analysis of these samples is shown below, where the cobalt content of the samples received subsequently was found to be significantly higher compared to the initial Glencore’s mutanda sample.

Program	Co %	Cu %	Fe %	Mn %	Mg %	Si %	Zn g/t	Ni g/t	Al g/t	Cr g/t
17070-03 (Mutanda)	29.2	0.46	0.12	4.85	5.67	0.77	403	9410	1200	<100
17070-03 (Katanga)	34.0	1.19	0.46	4.61	4.73	-	1620	3750	3480	36
17070-05 (Katanga, ERG, IXM)	39.2	1.34	0.37	3.50	3.28	-	6410	1100	644	58

In November 2020, a continuous leach pilot plant was conducted at SGS on Katanga sample using the optimised leach test results obtained from the bench scale studies. The overall cobalt leach extraction was found to be 97%. During 2021, solvent extraction pilot and effluent treatment pilot studies were conducted using the leach liquor obtained from the leach pilot plant. Similarly in 2022, under campaign #17070‑05, two more leach pilot campaigns were conducted at SGS on a blended feed sample consisting of 1/3rd each of Katanga, ERG and IXM-Tenke. The cobalt leach extractions of 96% from these leach pilots were found to be satisfactory and closely matched the previous pilot studies.

The purpose of the 17070‑03 campaign was to demonstrate that battery-grade cobalt sulfate could be produced from a cobalt hydroxide feedstock using most of the current flowsheet at the refinery. The definition of a battery-grade cobalt sulfate product was based on specifications received by Electra from potential end users.

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

The purpose of the 17070‑03 program was to provide data for the Refinery Study, such as process conditions and operating targets for the various unit operations. The tests conducted included re-leaching and neutralisation, impurity solvent extraction (“ISX”), CoSX, solid/liquid separation testing, environmental and tailings testing.

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

Key Results from the 17070‑03 Testwork Program & Solvay Modelling

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

Process Description

Cobalt hydroxide is received on site at moisture range of 20‑66% w/w in one tonne bulk bags and stored in the warehouse. The bags are lifted by forklift and broken in a bag breaker before being fed into a storage bin by conveyors. The material is fed into a re-pulper where it is mixed with recycled water into a slurry and stored in a feed tank.

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

Market Studies and Commercial Contracts

Electra has retained numerous firms to provide market studies and battery metals industry outlooks and expertise. After the Refinery Study and in the normal course of business, Electra entered the following contracts:

●	a 5‑year contract for the purchase of cobalt hydroxide feedstock from Glencore’s KCC mine

●	a 5‑year cobalt tolling agreement with Glencore for material from the KCC mine,

●	a flexible, long-term cobalt sulfate offtake agreement with Stratton Metals for the sale of finished product from the refinery.

●	A 5‑year cobalt sulfate offtake agreement with LGES

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

Growth in cobalt demand through 2040 will be almost entirely dominated by the battery sector, fuelled predominantly by increased EV penetration uptake. Demand growth is forecast to outpace the ability of suppliers to keep up by the mid‑2020s. It should be expected that cobalt producers will not only be able to sell their products, but that strong prices should be able to be commanded due to the predicted shortfall.

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

Capital and Operating Costs

Capital Costs

The capital cost estimate for the expansion of the refinery is expected to be between $155 and $167 million as reported on February 14, 2023, of which approximately $86.1 million had been capitalized as of December 31, 2024. The Company will need significant financing to complete construction.

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
NORTH DAKOTA
MINNESOTA
Ottawa
IRON CREEK Project
WISCONSIN
SOUTH DAKOTA
Toronto
OREGON
IDAHO
MICHIGAN
WYOMING
Chicago
NEW
IOWA
NEBRASKA
ILLINOIS
OHIO
PENN
NEVADA
United States
INDIANA
MD
UTAH
COLORADO
San Francisco
KANSAS
MISSOURI
WEST VIRGINIA
KENTUCKY
VIRGINIA
CALIFORNIA
Las Vegas
OKLAHOMA
TENNESSEE
NORTH CAROLINA
Los Angeles
ARIZONA
ARKANSAS
NEW MEXICO
MISSISSIPPI
SOUTH CAROLINA
San Diego
ALABAMA
GEORGIA
TEXAS
LOUISIANA
Houston
Gulf of California
FLORIDA
Gulf of Mexico
Mexico
Guadalajara
Mexico City
0
500 km
Electra
Battery Materials
Prepared by:
INNOVEXPLO
December 02, 2022

Property Description and Tenure

The Property consists of seven patented lode mining claims that straddle Iron Creek, and a surrounding group of 416 unpatented lode mining claims. Together the patented and unpatented claims cover an area of 18,075 acres (73.15km2).

The Iron Creek Patents (as defined below), and unpatented mining claims BCA1‑43, BR1‑110, and BRS1‑129 are held 100% by Idaho Cobalt Company (“Idaho Cobalt”) of Boise, Idaho, a wholly owned subsidiary of the Company. The NBR1‑25 unpatented claims are held 100% by Scientific Metals (Delaware) Corp. (“SMDC”) of Midvale, Utah also, a wholly owned subsidiary of the Company. There are no royalties on all the above mining claims royalties.

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

Iron Creek Property Claims

720 000
725 000
730 000
4 985 000
4 980 000
IRON CREEK Project
Claim Block Outlines
CAS Option Agreement Load Claims
Idaho Cobalt Co JA Load Claims
Idaho Cobalt Co Load Claims
Idaho Cobalt Co Patents
Redcastle JV Load Claims
N
Peak
Electra
Battery Materials
Prepared by:
INNOVEXPLO
January 09, 2023
0
2 km
Projection NAD83 UTM zone 11N

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

In 2019, 2021, 2022, and 2023 the Company, through Idaho Cobalt staked 124 additional claims covering 9.22 km2 including BCA1‑43, BR59‑110 and BRS1‑29. No royalties apply to these mining claims except those that fall within the Redcastle area of interest (approximately 2.13 km2) and those that fall within the CAS area of interest (approximately 1.41 km2).

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

The North Fork of Iron Creek, a perennial regional drainage discharging to the Salmon River, bisects the Property, and cuts the sulphide-mineralized stratigraphic section. “Adit‑1” (or “East Adit”) is excavated approximately 40ft above the elevation of the creek on the east side, and the lay-down and parking area is partially built on waste rock from driving the adit. Concerns regarding the proximity of historic waste dumps to Iron Creek were documented in an inspection by the Idaho Geological Survey (“IGS”) in June of 1994. The waste rock contains pyrite and chalcopyrite and other sulphides that may be producing localized acid rock drainage. Jersey barriers and storm water prevention systems such as silt fencing and straw waddles have been used to attempt to prevent surface water from interacting with and potentially eroding this material into the creek.

The Company has collected water samples from Iron Creek at nine established points upstream, within, and downstream of the Property beginning in June 2017, prior to rehabilitating Adit‑1 and “Adit‑2” (or “West Adit” or “6,500 Level Adit”), and before commencing the surface drill program in 2017. This sampling program is ongoing and has had no samples with acidic values (pH < 6). This sampling program has shown that the Company’s exploration activities have had no deleterious effects on the water quality of Iron Creek. The Iron Creek drainage basin was recently identified as impaired due to stream samples collected by Idaho Department of Environmental Quality (“IDEQ”) which show elevated dissolved copper in the creek below the Property.

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

Annual snow removal permits are required by the USFS if plowing is needed to access the project. The Company first received this permit during the winter of 2017‑2018, and received permits in 2019, 2021, and 2022 when winter access was necessary for exploration activities.

A separate exploration program was executed at the Ruby zone on unpatented claims. This program was executed under a Plan of Operations (“POO”) authorized under a Categorical Exclusion by the USFS on May 2, 2022. As required by the permit all sites at Ruby have been reclaimed.

A POO was submitted to the USFS to conduct additional exploration throughout the land position in March 2022. The USFS acknowledged the POO on April 5, 2022, and initiated permitting activities. The plan is scoped for 92 pads with up to 6 holes per pad (diamond drill holes or reverse circulation holes) to be explored in a phased exploration approach over a 10‑year period. The Company proposes to drill an average of 10 and up to 20 pads per year. Legal notice and request for comments was initiated by the USFS on November 24, 2022, as part of scoping activities related to the plan. As of February 1, 2023, the permitting and NEPA analyses is ongoing with a target permit issue date of July 1, 2024.

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

The nearest electrical power line is located approximately 11mi (18km) from the Iron Creek Project. Water for exploration drilling and dust control is available from Little No Name Creek and Iron Creek. The Company through Idaho Cobalt obtained a 0.3 cubic foot per second or 214‑acre feet per year water right from the Idaho Department of Water Quality on August 13, 2022. The water right allows the Company to pull up to 0.1 CFS from Iron Creek with the additional 0.2 CFS sourced from groundwater sources. Water wells have not been completed at this time. The Company has five years to develop the wells and show beneficial use of the water to establish the water right.

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

Iron Creek Property Access and Infrastructure Setting

675 000
700 000
725 000
750 000
775 000
800 000
5 025 000
5 000 000
4 975 000
4 950 000
N
Homer Youngs Peak
Carmen
Salmon
Mt McGuire
Baker
Cobalt
IRON CREEK
Project
Tendoy
Salmon Challis National Forest
Elk Bend
Lemhi
Lem Peak
Ellis
0
20 km
Projection NAD83 UTM zone 11N
Electra
Battery Materials
Prepared by:
INNOVEXPLO
January 09, 2023

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

Sachem completed claim staking, geologic mapping, aerial photography, and induced polarization, self-potential, magnetic and geochemical surveys of the No Name zone. In addition, they completed 11 diamond drill core holes and drove three underground exploratory drifts known as Adit‑1, Adit‑2 and Adit‑3.

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

Cominco American Resources Inc. (“Cominco”) leased the Iron Creek property from Centurion in 1991. Cominco’s goal was to significantly upgrade and enlarge the mineralized material in the No Name zone. In 1991, Cominco compiled and reviewed existing data to identify targets to be drilled in 1992. Based on this review, Cominco carried out the following exploration in 1991 and into early 1992:

●	re-analyzed 111 stream-silt samples collected by Centurion,

●	carried out 1:4,800‑scale geologic mapping,

●	had a grid of about 16.6 line-miles (26.7 line-km) cut and surveyed by Wilson Exploration,

●	commissioned an EM survey of 15.2 line-miles (24.5 line-km) by Blackhawk Geosciences using the newly surveyed grid,

●	commissioned VLF and ground magnetic surveys of 1.6 (2.6 line-km) line-miles each by Gradient Geophysics,

●	collected 514 soil and 231 rock-chip samples,

●	re-logged approximately 14,600ft (4,450m) of drill core, and

●	created 1:600‑scale cross sections through the No Name zone.

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

Following its acquisition of the Iron Creek property in 1972‑1973, Hanna conducted a reconnaissance exploration program between 1972 and 1974 at the Ruby (formerly “Jackass”) zone located southeast of the Iron Creek zone. The exploration program carried out by Coastal for Hanna included construction of topographic base maps, and reconnaissance induced polarization and resistivity line. Information is available for one drill hole (IC‑6), which was likely drilled by Coastal at the Ruby zone.

Noranda completed detailed geologic mapping over the Ruby zone and a single hole (NIC‑22). The drill hole was lost short of the target. Geologic logs and assays don’t indicate that any mineralization was intercepted.

After Centurion acquired the Iron Creek property from Hanna in January 1988, they drilled four holes in the Ruby zone in 1989 and 1990. A total of six drill holes were completed at Ruby. Locations are available for two drillholes (IC‑6, NIC‑22) with limited geologic descriptions and assay results. Four additional drill holes were completed 1989 and 1990 (IC‑23, 24, 25, and 26). One hole (IC‑26) is reported in the text to be the deepest hole at 898ft and to contain an upper zone of 100ft @ 0.12% Co and a lower zone of 81ft.0 @ 0.14% Co. Detailed assay or log data and parameters used to calculate the cobalt-bearing intercept are not reported.

Cominco leased the Iron Creek property from Centurion in 1991 and carried out the following exploration in 1991 and possibly into early 1992:

●	collected 133 rock chip samples across the Ruby Zone, and

●	created 1:600‑scale cross sections through the Ruby zone.

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

In 2005, Salmon River Resources leased the CAS property from Fox and conducted additional exploration work, including five DDHs for a total of 2,128ft (649m) in the main vein zone. Narrow zones of mineralization (3.0 to 20.5ft (0.9 to 6.3m) ranging in gold grade from 0.03 to 0.19 oz/t Au) were reported. The lease agreement was terminated in late‑2008.

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

In the mid‑1970s, host rocks for the entire ICB were assigned to the mid-Proterozoic Yellowjacket Formation. Overall, metamorphism of the sedimentary sequence is lower greenschist facies, thus primary textures are relatively well-preserved. Consequently, Yellowjacket Formation has been described as a 17,000ft (5,200m) thick sequence of shallow marine sediments deposited in playa and alluvial environments. Based on detailed cross-sections and regional mapping, the ICB rocks were re-assigned to the Apple Creek Formation. The Apple Creek Formation consists of four conformable units of siltite and interbedded quartzite, including a unit described as diamictite. The subdivisions are based on the relative thickness of quartzite-siltite couplets. It was recognized that the iron-rich marker horizons could be correlated across the Apple Creek Formation, although at that time (1990s), these rocks were still considered to be part of the Yellowjacket Formation. In the upper portions of the Apple Creek Formation, iron occurs in biotite along this horizon, in contrast to the lower portions of the stratigraphic sequence where iron occurs in magnetite.

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

The same sequence of rocks is intruded by a composite igneous pluton dated between 1,377‑1,359Ma and considered to post-date sedimentation represented by the Apple Creek Formation. The Mesoproterozoic rocks are overlain by Paleozoic sedimentary and Eocene volcanic rocks (Challis Volcanic), which are considered to post-date the mineralization.

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

Native copper and arsenopyrite are essentially trace minerals observed in the drill core and underground exposures. Dendritic native copper is almost exclusively fracture controlled with grains from <0.04 to 1.6in (<0.1 to 4.0cm) in length and is intimately associated with a brecciated diabase dike in Adit‑1. Arsenopyrite is rare and observed mainly within the hanging wall quartzite of the upper zone, occurring as very small clusters of anhedral grains.

Oxidation and weathering have formed shallow surficial zones of residual quartz, jarosite, goethite and hematite ± brochantite ± chalcanthite, and kasparite, which has been observed at the Adit‑1 portal and at the massive magnetite exposure at the Ruby zone. The copper sulfate minerals occur as thin fracture coatings and weak disseminations in and adjacent to highly mineralized zones in Adit‑1 and Adit‑2 and in nearby drill holes. Copper oxides are also widespread on the eastern edge of the resource area and are particularly well developed at the contact between the Challis volcanics and the underlying Apple Creek. Oxidation levels are shallow across the Property, generally <50ft (15m) deep, but increase to 80 to 100ft (24 to 30m) deep under North Fork of Iron Creek.

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

Exploration

The Company rehabilitated the underground workings of the Adit‑1 and Adit 2 for subsequent channel sampling and underground diamond drilling. In 2018, 20 mineralized drill core samples were submitted for detailed mineralogical, petrographic and geochemical studies. Eight of the 2017 and 2018 drill holes were surveyed by a downhole electromagnetic probe to detect off-hole conductivity features. Ninety-six discontinuous samples were collected along 1,575 ft (480 m) of strike to test the metal content of mineralization at Ruby. In 2020 and 2022, 26.5 line-miles of induced polarization ground geophysical surveys were completed at Iron Creek (2020) and at Ruby and Redcastle (2022). In January 2023, an updated NI 43‑101 resource estimate was completed on the Iron Creek deposit.

2016‑2018 Exploration

The Company, first as Scientific Metals Corp., then US Cobalt, then First Cobalt and currently Electra, commenced exploration of the Iron Creek Property in 2016 with a compilation of historical geological, drilling, geophysical and geochemical data. In 2017 and 2018, Issuer rehabilitated about 1,260ft of underground workings in Adit‑1 andAdit‑2, which provide subsurface access to portions of the Upper zones of the Iron Creek deposit for subsequent underground channel sampling and drilling. Adit‑1 was fully rehabilitated and both portals of Adit‑2 were excavated and partly rehabilitated during 2017. In the first quarter of 2018, the rehabilitation of Adit‑2 was completed.

The entire length of Adit‑1 was channel sampled and geologically mapped in detail by the Company’s geologists. A total of 133 channel samples each 5.0ft (1.5m) in length were collected from both ribs along the crosscut and drift. The samples were collected using air-powered chisels, with average sample weights of about 7.3lb (3.3kg). The underground channel samples were transported by one of the Company’s geologists from Adit‑1 to the laboratory of American Assay Laboratories (“AAL”) in Sparks, Nevada.

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

Cobalt Concentration in Pyrite

Fe-Co Ratio in Pyrite
Co (%)
Fe (%)
coarse
fine
large vein
medium
very coarse
very fine
0
1
2
3
4
5
6
39
40
41
42
43
44
45
46
47
48
49

2018 Borehole Electromagnetic Surveys

Borehole electromagnetic (“EM”) measurements were completed in eight diamond-drill-holes at Iron Creek to: a) identify “off-hole” EM responses, and b) determine the conductivity of both pyrite-rich and chalcopyrite-rich mineralization to plan airborne or ground geophysical surveys for future exploration. The geophysical surveys were conducted in November 2018 by Abitibi Geophysics. The eight surveyed drill holes are well distributed along the strike extent of mineralization. The holes intersected a range of pyrite and chalcopyrite abundance from massive sulphides (IC17‑27 and IC17‑38) to disseminated mineralization (ICS18‑09A). The EM data for each drill hole were modelled to identify in-hole and off-hole conductors. Conductors are modelled as “plates” to match the measured EM responses. Plates were modelled for seven of the eight holes where conductors were interpreted to occur off-hole.

The strongest responses, highest conductivity, were encountered in drill holes IC17‑27 (300 Siemens) and ICS18‑13 (250 Siemens), likely detecting nearby massive-pyrite and stringer-chalcopyrite mineralization that had been drilled nearby.

Location of the Eight DDHs Includes in the Borehole EM Survey

2018 Surface Sampling at Ruby

Previous work in the Ruby zone by Cominco included bedrock sampling across the exposures highlighting anomalous cobalt. Exact locations of the Cominco sampling and the quality of geochemical data could not be verified so the Company collected samples across the Ruby zone in 2018. The Ruby zone occurs along Jackass Creek as a series of large gossanous outcrops containing a 3ft- to 50ft (0.9‑15m) thick interval of massive magnetite and pyrite mineralization.

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

The Company implemented a quality control program to comply with industry best practices in geochemical sampling including sampling procedures, chain of custody and analyses. As part of the QA/QC program, blanks, duplicates and standards were inserted with the field samples at Issuer’s office in Challis, Idaho. Over 15% of the total number of analyzed samples are control samples separate from the laboratory standards. For this sampling program, samples were prepared and analyzed by American Assay Laboratories (AAL) in Sparks, Nevada. The rock samples were dried, weighed, crushed to 85% passing -6 mesh, roll crushed to 85% passing -10 mesh, split to obtain 250g pulps, then pulverized in a closed bowl ring pulverizer to 95 % passing -150 mesh, and finally dissolved using 5‑acid digestion for ICP analysis.

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

In addition to the drilling, the Company rehabilitated the underground workings of the Adit‑1 and Adit‑2 for underground diamond drilling and channel sampling later in 2016. In 2018, 20 mineralized drill core samples were submitted for detailed mineralogical, petrographic and geochemical studies. Eight of the 2017 and 2018 drill holes were surveyed by a downhole electromagnetic probe to detect off-hole conductivity features. Ninety-six discontinuous samples were collected along 1,575 ft (480 m) of strike to test the metal content of mineralization at Ruby. In 2020 and 2022, 26.5 line-miles of induced polarization ground geophysical surveys were completed at Iron Creek (2020) and at Ruby and Redcastle (2022). In January 2023, an updated NI 43‑101 resource estimate was completed on the Iron Creek deposit.

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

In 2018, underground core drilling commenced again with Timberline as the contractor. A single Sandvik DE‑130 underground drill was used to drill 27 NQ-diameter diamond-core holes in Adit‑2. A total of four core holes were drilled in Adit‑1. Timberline also drilled 14 HQ-diameter diamond-core holes from the surface before being evacuated from the Iron Creek Project area due to a wildfire. Another 18 surface core holes were drilled later in 2018. The 2018 surface drilling was carried out by Timberline with two Atlas Copco CS‑14 track-mounted rigs, one modular Atlas Copco U8 underground rig and one UDR track-mounted rig. AK Drilling of Butte, Montana completed two drill holes (ICS18‑20 and ICS18‑ 23) with LF90 drill rig coring HQ-size core.

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

Sampling procedures for drill programs followed by the Company are discussed in detail in Item 11 of the 43‑101 Technical Report. The collar locations of the 2017 and 2018 surface and underground core holes were surveyed by Wade Surveying with an RTK Total Station.

In 2017 to 2019, drill holes were oriented at surface with a Reflex TM14 Gyro Compass. In 2017 to 2019, downhole surveys were completed using a Reflex EZ-shot Multi-shot magnetic survey tool at approximately 50 foot intervals.

2021‑2022 Drilling Programs

In 2021, Electra commenced surface drilling in September with Major Drilling using a track mounted LF‑90 operated in 2 12‑hour shifts. Six holes were drilled totaling 2433 m targeting the extensions of mineralization on the east and west side of the deposit. The drilling successfully expanded the Cu and Co mineralization on the west side of the resource area at depth, and intercepted Co mineralization east of the resource area along strike and at depth. All holes were drilled with HQ diameter core.

In 2022, Electra commenced drilling in May with Titan Drilling out of Elko, Nevada using a track mounted LF‑70 operating on two 10 hour shifts each day. Electra completed 6 holes for 1,674 m. One hole was completed on the east side of the Iron Creek Resource area to infill between the edge of the resource boundary and the drill intercepts in the 2021 step out program. The remaining 3 collars with two wedges were completed on the Ruby target to evaluate the depth extent of Ruby zone. All holes were collared with HQ diameter core and three were reduced to NQ diameter for core recovery and extensions. All holes intercepted significant cobalt mineralization confirming the depth extent and continuity of the Ruby zone.

Sampling procedures for drill programs conducted by the Company are discussed in detail in Item 11 of the 43‑101 Technical Report. The 2021 and 2022 drilling campaign collar locations were surveyed by Civil Science of Twin Falls, Idaho with a Trimble R8‑3 Base and a Trimble R10‑2 Rover. The mine base used for 2017‑2018 was paired in the 2021 and 2022 surveys along with a local mineral monument and select survey points throughout the Property to maintain consistency. In 2021 and 2022, the Company’s geologists used a Brunton compass and handheld HPS, with front and back sights set before moving the drill to the pad to orient drill holes. A Reflex Gyro Sprint-IQ was used in 2021 and Reflex Gyromaster was used in 2022. Downhole surveys in 2022 and 2023 were carried out at 100 feet intervals and many were re-run with continuous surveys recording orientation at 5‑foot intervals. Surveying was conducted by drilling contractors and overseen and quality control checked by the supervising geologists. All holes, surface and underground, were surveyed down-hole and corrected for magnetic declination of 12.9° east.

Plan Map Showing 2021 Drill Holes

727 000
727 500
4 983 000
4 982 500
Electra
Battery Materials
Prepared by:
INNOVEXPLO
February 20, 2023
IC21-01
IC21-03
IC21-02
Adit #2
Adit #1
Adit #3
IC21-05A
IC21-05
IC21-04
Legend
2021 Drillhole
Previously Reported Drillhole
Drillhole Trace
> 0.18 CoEq in 2021 drilling
2019 Resource > 0.18% CoEq
Indicated
Inferred
Geology
Challis Volcancis
Hanging Wall Quartzite
Siltite Unit
Footwall Quartzite
Bedding Orientation
Underground Development
N
W
E
S
0
50
100
200
Meters

Schematic Longitudinal Section of the Iron Creek and Ruby Areas with Mineralized Drill Hole Intercepts

Sampling, Analysis and Data Verification

The drill core was transported by the Company’s geologists from the drill sites to the Company’s core-processing facility in Challis, Idaho. Core recovery, rock quality designation (“RQD”), and bulk density were measured by the Company’s geologists, and recorded in spreadsheets on notebook computers. Subsequently, whole-core digital photographs were taken. Following the photography, the core was sawn into two equal halves using an Almonte core saw and returned to the core boxes by technicians employed by Earl Waite and Sons Mining Contractors. After being sawn, the Company’s geologists logged the core and inserted wooden core blocks to mark sample intervals taking into consideration lithological contacts and extents of observed mineralization. Sample intervals varied from 1.0ft to 5.0ft (0.3‑1.5m). The log information was recorded directly into spreadsheets via notebook computers. Following completion of the logging, the geologists removed the half-core sample intervals and placed them in pre-numbered sample bags that were then closed with ties. The bagged samples were subsequently placed in either plastic super sacks, or plastic collapsible bins, along with blanks, certified reference materials (“CRM”) and duplicate quarter-core samples.

The quality assurance/quality control (“QA/QC”) procedures employed by the Company during the 2017‑2022 drilling programs included insertion of duplicates, blanks and CRM samples were inserted at a frequency of one for every five drill core samples and were alternated throughout the length of the hole, such that a blank, CRM or duplicate was analyzed once in every 20 samples. In the opinion of the Qualified Person, the sample preparation, analytical procedures, security and QA/QC program meet industry standards, and that the data are of good quality and satisfactory for use in the Mineral Resource Estimate reported in the 43‑101 Technical Report.

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

McClelland Laboratories Inc. (“McClelland”) in Sparks, Nevada, was commissioned by the Company to undertake metallurgical testing commencing in 2018. McClelland received samples of drill core from four holes drilled in 2017, but the cobalt and copper contents were low, and the drill core was not tested. The Company then extracted two bulk samples from Adit‑1and one from Adit‑2, which were received by McClelland in May of 2018. It is worth noting that the current flotation results parallel those obtained in the earlier studies done by Hanna/Coastal. Both programs produced acceptable copper concentrates and showed that the bulk of the cobalt reported with the pyrite. However, the cobalt grade was generally low.

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

In 2021, a sample of drill cores identified as 4657‑Comp was sent to a metallurgical laboratory perform flotation testing. One of the goals of the testing was to verify if a cobalt concentrate with a higher grade could be obtained. The copper concentrate obtained has a lower grade than what was observed in the previous test work and the grade of the cobalt concentrate stays in the same range of values. A higher cobalt grade would have had the potential to produce a higher cobalt grade concentrate if it means that the pyrite, the cobalt carrier, has itself a higher cobalt grade. Another point that was observed is the higher ratio of sulfate to sulphide in the 4657 sample. This is an indication of oxidation that had occurred to the drill core sample. This oxidation may have produced soluble copper species, and this could be the explanation of the lower grade of the copper concentrate, a result of pyrite activation by copper ions. In summary, the metallurgical testing performed in 2021 shows lower metallurgical performances that were likely related to drill core sample degradation with time. These results were subsequently not considered for predicting performances.

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

Comparison of the Mean Grades for Blocks and Composites

	Indicated and Inferred Blocks
Mineralized Zone	Count	Grade (%)	Count	ID2 Model (%)	OK Model (%)
Co	16274	0.047	1676024	0.029	0.030
Cu	16258	0.124	1676024	0.096	0.095

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

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The management’s discussion and analysis of the Company for the year ended December 31, 2024 is included in this Annual Report in Exhibit 15.1, which is incorporated herein by reference. The management’s discussion and analysis of the Company for the year ended December 31, 2023 and a comparison of the 2023 results and other 2022 information is included in the Annual Report in Exhibit 15.2, which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	Directors and Senior Management

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

Directors and Executive Officers

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since
Trent Mell(4) Toronto, Ontario, Canada Age 55	President, Chief Executive Officer and Director	Current President & CEO of the Company	Mar. 14, 2017
John Pollesel(1)(2)(3)(4) Sudbury, Ontario, Canada Age 61	Chairman and Director	Retired Mining Executive	May 17, 2017
C.L. “Butch” Otter(1)(2)(3) Star, Idaho, USA Age 82	Director	Retired Governor of Idaho	Feb. 21, 2019
Susan Uthayakumar(1)(2) Miami, Florida, USA Age 52	Director	Current Chief Energy and Sustainability Officer at Prologis Inc.	Oct. 1, 2019
Alden Greenhouse(1)(2) Toronto, Ontario, Canada Age 48	Director	Current Vice President, Critical & Strategic Minerals for Agnico Eagle Mines Ltd.	Feb. 25, 2025
Marty Rendall(5) Puslinch, Ontario Canada Age 51	Chief Financial Officer	Current Chief Financial Officer of the Company; formerly CFO of Victoria Gold	N/A
Michael Insulan Luxembourg Age 44	Vice President, Commercial	Current Vice-President, Commercial of the Company; formerly Senior Market Analyst at Eurasian Resources Group	N/A
Mark Trevisiol Sudbury Ontario, Canada Age 63	Vice President, Project Development	Current Vice-President, Project Development of the Company; formerly Site Manager of Northern Sun Mining	N/A
George Puvvada Markham, Ontario, Canada Age 59	Vice-President, Metallurgy and Technology	Current Vice-President, Metallurgy and Technology of the Company; formerly Technical Manager since 2020; previously employed with Northern Sun Mining	N/A
Heather Smiles Oakville, Ontario, Canada Age 39	Vice-President, Investor Relations and Corporate Development	Current Vice-President, Investor Relations and Corporate Development of the Company; formerly employed by Baffinland Iron Mines	N/A

Notes:

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Compensation, Governance and Nominating Committee
(4)	Member of the Technical and Sustainability Committee
(5)	David Allen resigned as the Chief Financial Officer on December 31, 2024 and was replaced by Marty Rendall who was appointed the Chief Financial Officer on January 1, 2025.

Biographies of Directors and Executive Officers

The following are brief profiles of our executive officers and directors, including a description of each individual’s principal occupation within the past five years.

Trent Mell – President, Chief Executive Officer, and Director

Trent Mell, Founder & CEO of Electra Battery Materials, leads Electra’s mission to create a fully integrated, localized, and environmentally sustainable battery materials supply chain in North America. With over 25 years of international business experience, Trent has orchestrated 100+ transactions, from multimillion-dollar to over $10 billion, securing over $2 billion in capital. As a natural resources executive, he has extensive experience in capital markets, project development, operations and mineral processing with various companies, including Barrick Gold, Sherritt International, and North American Palladium. Trent is also a Board member for the Toronto French School and previously served on the Boards of Toronto Hydro-Electric System Limited and Boost Child & Youth Advocacy Centre. Trent holds an EMBA from the Kellogg School of Management and Schulich School of Business, a LL.M from Osgoode Hall as well as a B.A., B.C.L. and LL.B. from McGill University.

John Pollesel – Chairman and Director

Mr. John Pollesel has over 35 years of experience in the mining and metals industry. Most recently he was Chief Executive Officer of Boreal Agrominerals Inc. and prior to this, he was Senior Vice President, Mining at Finning Canada. Mr. Pollesel previously served as Chief Operating Officer and Director of Base Metals Operations for Vale SA’s North Atlantic Operations, where he was responsible for the largest underground mining and metallurgical operations in Canada. Prior to this, he was Vice President and General Manager for Vale’s Ontario Operations. Mr. Pollesel also served as the Chief Financial Officer for Compania Minera Antamina in Peru, with executive management responsibilities for one of the largest copper-zinc mining and milling operations in the world. Mr. Pollesel holds an MBA from Laurentian University and is a FCPA.

C.L. “Butch” Otter – Director

Mr. Otter is an American businessman and politician. He held the longest serving consecutive terms as Governor of Idaho, a position he held from 2007 to 2019. Mr. Otter was also the longest serving Lieutenant Governor of Idaho with 14‑year tenure from 1997 to 2001, before being elected to the U.S. Congress from 2001 to 2007. Butch spent 30 years working with J.R. Simplot Company, a privately-owned global food and agribusiness with interests in seed production, farming, fertilizer manufacturing, frozen-food processing, and food brands and distribution. He worked his way up from a Simplot Caldwell Potato Plant to the position of President of Simplot International, during which he traveled to nearly 80 countries to promote the company. Mr. Otter also served in the military from 1968 to 1973. He was part of the Idaho Army National Guard’s 116th Armored Cavalry.

Susan Uthayakumar – Director

Ms. Uthayakumar is a business executive with 25 years of experience in finance and executive management. Ms. Uthayakumar is the current Chief Energy and Sustainability Officer at Prologis Inc. Susan Uthayakumar leads the Prologis’ customer-focused sustainability and energy solutions business as Chief Energy and Sustainability Officer. In this capacity, she is responsible for evaluating and scaling both existing and emerging energy solutions across the Prologis platform. She also partners with Prologis’ environmental stewardship, social responsibility and governance (ESG) team on strategy, progress, stakeholder engagement and related initiatives. Prior to joining Prologis, Susan was president of Schneider Electric’s Sustainability Business Division. During her 16‑year tenure with the company, she was instrumental in transforming Schneider Electric to a digital power and automation technology company by driving sustainability, efficiency and resiliency. Before that, she was CEO of Schneider Canada. Uthayakumar recently was recognized as a 2021 Environment+Energy Leader 100 Honoree for successfully delivering climate mitigation action to enterprise customers. Previously, Susan led strategy and M&A projects globally with McCain Foods Limited, an international leader in the frozen food industry, and held various leadership positions with Deloitte, a global advisory firm.

Alden Greenhouse – Director

Alden Greenhouse has over 25 years of experience in mining and capital markets, currently holding the position of Vice President, Critical & Strategic Minerals for Agnico Eagle Mines Ltd. Prior to his current role Mr. Greenhouse held the position of Vice President Corporate Development and Business Strategy for Agnico Eagle, during which he was a key leader in the team that completed the US$24B merger between Agnico Eagle Mines and Kirkland Lake Gold. Prior to joining Agnico Eagle in 2013, Mr. Greenhouse was the CFO of a junior mining company and before that worked in various roles at RBC Capital Markets’ fixed income and currency trading floor. Mr. Greenhouse holds a Master of Science degree in Accounting and Finance from the London School of Economics and Political Science and an Honours Bachelor of Commerce from McMaster University. He also holds Certified Management Accountant (CMA - USA) and Chartered Financial Analyst (CFA) designations.

Marty Rendall – Chief Financial Officer

Marty Rendall is a seasoned finance executive with extensive experience in the mining industry, spanning exploration, development, and operational stages across the Americas. Over his 17-year tenure as Chief Financial Officer at Victoria Gold, Marty played a pivotal role in transforming the organization from a small, early-stage exploration company into a leading Canadian gold producer with an enterprise value exceeding C$1 billion at its peak. He was instrumental in advancing Victoria’s flagship Eagle Gold Mine, from exploration through permitting, development, construction, and into operations. Under his leadership, major milestones included over C$1 billion in financings and executing two acquisitions of publicly listed companies. Marty holds a Chartered Financial Analyst designation with a proven track record in strategic planning, financial reporting, fundraising, and team development. His expertise includes leading diverse functions such as treasury, tax, IT, M&A, HR, and corporate governance. Marty is known for his ability to build dynamic and effective teams and for his strategic approach to adding value to the organizations he serves.

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

6.B.	Compensation

Compensation of Directors

The Company recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. Compensation of directors of the Company is reviewed annually and determined by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the Company’s financial resources. The following table sets out certain information respecting the compensation paid to directors who were not NEOs (as defined below) for the financial year ended December 31, 2024. For the purposes of this report, “NEO”, or “named executive officer”, includes the Company’s Chief Executive Officer, Chief Financial Officer and its three (3) other most highly compensated executive officers.

Mr. Mell was a director and a NEO during the year ended December 31, 2024. Any compensation received by him in his capacity as a director of the Company is reflected in the Management Compensation Table in this Annual Report.

Director Compensation Table

The following table sets forth compensation paid to directors in the financial year ending December 31, 2024, and who were not also officers, employees, or NEOs of the Company.

			Share	Option	Non-equity
		Fees	based	based	incentive	Pension	All other	Total
		earned	Awards	Awards(1)	compensation	value	compensation	compensation
Name and principal position	Year	($)	($)	($)	($)	($)	($)	($)
John Pollesel(2)	2024	45,000	43,750	81,922	Nil	Nil	Nil	170,672
C.L. “Butch” Otter(3)	2024	30,000	7,500	40,961	Nil	Nil	Nil	78,461
Susan Uthayakumar(4)	2024	Nil	45,000	40,961	Nil	Nil	Nil	85,961

Notes:

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.

(2)	John Pollesel was appointed as a director of the Company on May 17, 2017 and was granted 44,843 options at C$3.24 per share on February 12, 2024 and was granted 15,405 DSUs in 2024.

(3)	C.L. “Butch” Otter was appointed as a director of the Company on February 21, 2019 and was granted 22,422 options at C$3.24 per share on February 12, 2024 and was granted 2,641 DSUs in 2024

(4)	Susan Uthayakumar was appointed as a director of the Company on October 1, 2019 and was granted 22,422 options at C$3.24 per share on February 12, 2024 and was granted 15,845 DSUs in 2024.

Management Compensation Table

The following table sets out certain information respecting the compensation paid for the financial year ended December 31, 2024 to NEOs of the Company:

					Non-equity incentive
					compensation
					($)
					(f)
			Share	Option	Annual	Long-term
			based	based	incentive	incentive	Pension	All other	Total
		Salary	Awards	Awards(1) (2)	plans(3)	plans	value	compensation	compensation
Name and principal position	Year	($)	($)	($)	(f1)	(f2)	($)	($)	($)
Trent Mell
President and Chief Executive Officer	2024	432,308	Nil	512,013	220,000	Nil	Nil	1,368	1,165,689
Marty Rendall
Chief Financial Officer(4)	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Allen(5)
Former Chief Financial Officer	2024	411,379	Nil	51,201	Nil	Nil	Nil	NIL	462,580
Mark Trevisiol(6)
Vice President, Project Development	2024	273,545	Nil	184,324	60,000	Nil	Nil	Nil	517,869
Michael Insulan(6)
Vice President Commercial	2024	266,250	Nil	256,006	60,000	Nil	Nil	Nil	582,256
Heather Smiles
Vice President, Investor Relations and Corporate Development(7)	2024	179,039	Nil	54,414	Nil	Nil	Nil	Nil	244,458

Notes:

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.
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

(3)	Management bonuses were paid based on achieving certain corporate objectives for the applicable years.
(4)	Marty Rendall was appointed CFO on January 1, 2025.
(5)	David Allen was appointed CFO on January 1, 2024 and resigned as CFO on December 31, 2024.
(6)	Messrs. Trevisiol and Insulan became NEOs in 2021 after Mr. Trevisiol joined the Company in 2020 and Mr. Insulan joined in 2021.
(7)	Ms. Smiles became an NEO following the fiscal year ended December 31, 2023.

6.C.	Board Practices

Employment, Consulting and Directors’ Service Contracts

Trent Mell – Chief Executive Officer

On February 15, 2017, Trent Mell entered into an employment agreement with the Company (the “Mell Agreement”) and was subsequently appointed as President and Chief Executive Officer of the Company on March 2, 2017. Mr. Mell is currently paid an annual base salary of $450,000 and may earn an annual discretionary bonus of up to 100% of base salary, contingent upon achieving corporate objectives agreed upon with the Board.

Marty Rendall – Chief Financial Officer

On December 17, 2024, Marty Rendall entered into an employment agreement with the Company (the “Rendall Agreement”) and was appointed as Chief Financial Officer of the Company on January 1, 2025. Mr. Rendall is currently paid an annual base salary of $320,000 and may earn an annual discretionary bonus at a target of 50% of his base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO.

David Allen – Former Chief Financial Officer

On December 21, 2023, the Company entered into an engagement letter with Hive Advisory Inc. (“Hive”) for Hive to provide financial outsourcing services to the Company (the “Allen Agreement”). Pursuant to the Allen Agreement, David Allen was appointed as Chief Financial Officer of the Company and performed all related services as a consultant through December 31, 2024 when he retired from the Company’s CFO position and was replaced by Marty Rendall. Pursuant to the Allen Agreement, Hive issues monthly invoices to Electra based on the number of hours worked during the period..

Michael Insulan – Vice President, Commercial

On December 23, 2020, Michael Insulan entered into an agreement with the Company (the “Insulan Agreement”), and was subsequently appointed as Vice-President, Commercial. Mr. Insulan is currently paid an annual base salary of $275,000 and may earn an annual discretionary bonus at a target of 40% of his base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO.

Mark Trevisiol – Vice President, Project Development

On July 23, 2020, Mark Trevisiol entered into an agreement with the Company (the “Trevisiol Agreement”), and was subsequently appointed as Vice-President, Projects. Mr. Trevisiol is currently paid an annual base salary of $275,000 and may earn an annual discretionary bonus at a target of 50% of his base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO.

Heather Smiles – Vice President, Investor Relations and Corporate Development

On January 15, 2024, Heather Smiles entered into an agreement with the Company (the “Smiles Agreement”), and was appointed as Vice President, Investor Relations and Corporate Development. Ms. Smiles is currently paid an annual base salary of $190,000 and may earn an annual discretionary bonus at a target of 35% of her base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO.

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

The Smiles Agreement includes a change of control agreements pursuant to which Ms. Smiles would be entitled to payments equivalent 12 months’ salary and bonus in the event the agreement is terminated without cause.

The following table discloses the estimated amounts payable to those NEOs under a termination or change of control. Amounts disclosed in the table below assume that the NEOs termination of employment and/or change of control occurred on December 31, 2024.

	Payment due	Payment due
	upon Termination	upon Change of Control
NEO	($)	($)
Trent Mell	1,800,000	1,800,000
David Allen	Nil	Nil
Mark Trevisiol	618,750	607,500
Michael Insulan	412,500	345,600
Heather Smiles	256,500	256,500

Audit Committee

Charter of the Audit Committee

The full text of the current Terms of Reference for the Audit Committee is attached as Exhibit 15.2 to this Annual Report.

Composition of the Audit Committee

The Company’s Audit Committee consists of three directors, all of whom are independent pursuant to Nasdaq’s independence standards. They are also all financially literate, including within the meaning of NI 52‑110. The members of the Audit Committee are Alden Greenhouse (Chair), Susan Uthayakumar and John Pollesel.

Relevant Education and Experience

The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Alden Greenhouse (Committee Chair) – Mr. Greenhouse has over 25 years of experience in mining and capital markets, currently holding the position of Vice President, Critical & Strategic Minerals for Agnico Eagle. Mr. Greenhouse holds a Master of Science degree in Accounting and Finance from the London School of Economics and Political Science and an Honours Bachelor of Commerce from McMaster University. He also holds designations as a Certified Management Accountant (CMA - USA) and a Chartered Financial Analyst (CFA).

Susan Uthayakumar (Committee Chair) – Ms. Uthayakumar has 25 years of experience in finance and executive management. Ms. Uthayakumar is the current Chief Energy and Sustainability Officer at Prologis Inc. Prior to joining Prologis, Ms. Uthayakumar was with Schneider Electric for 16 years, a global leader in energy management and automation. Ms. Uthayakumar is a CA and CPA and holds an Executive MBA from the Kellogg School of Management as well as a Bachelor of Arts and a Master of Accounting from the University of Waterloo.

John Pollesel – Mr. Pollesel has over 35 years of experience in the mining industry and has held senior management roles with several publicly listed companies. Mr. Pollesel holds an HBA and MBA from the University of Waterloo and Laurentian University, respectively. He is a FCPA and FCMA.

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

6.D.	Employees

As of December 31, 2024, the Company had 23 staff members (21 employees located in Canada and 2 employees located in Europe) made up of full-time employees (15) and contractors (8).

6.E.	Share Ownership

The following table indicates information as of April 23, 2025, regarding the beneficial ownership of our Common Shares for:

●	each person who is known by us to beneficially own more than 5% of our Common Shares;

●	each named executive officer;

●	each of our directors; and

●	all of our directors and executive officers as a group.

Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any Common Shares on or within 60 days of April 23, 2025, upon conversion or exercise of outstanding securities or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person. As of April 23, 2025, we had 58 record holders of our Common Shares, with 17 record holders in Canada, representing 84.36% of our outstanding Common Shares, and four (4) record holders in the United States, representing 11.77% of our outstanding Common Shares.

Except as otherwise indicated, the address of each of the persons in this table is 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

	Shares Beneficially	Percentage of Shares
Name and Address of Beneficial Owner	Owned	Beneficially Owned
5% and Greater Shareholders:
Whitebox Advisors LLC	1,578,233(1)	9.9%

Directors and Named Executive Officers:
Trent Mell	129,865	*%
John Pollesel	16,250	*%
C.L. “Butch” Otter	292	*%
Susan Uthayakumar	19,011	*%
Alden Greenhouse	5,000	*%
Marty Rendall	20,000	*%
David Allen	Nil	*%
Michael Insulan	17,397	*%
Mark Trevisiol	34,079	*%
George Puvvada	16,183	*%
Heather Smiles	3,822	*%
All executive officers and directors as a group (11 persons)(2)	261,899	1.4%

Notes:

*	Indicates beneficial ownership of less than 1%.

(1)

According to Schedule 13G filed with the SEC on February 14, 2025, as of December 31, 2024, each of Whitebox Advisors LLC (“WA”) and Whitebox General Partner LLC (“WGP”) is deemed to be the beneficial owner of 1,578,223 Common Shares, as a result of WA's clients' ownership of: (i) 439,926 Common Shares; (ii) warrants to purchase 1,349,507 Common Shares at an exercise price of CAD$3.40 per Common Share ("February Warrants"); (iii) warrants to purchase 727,273 Common Shares at an exercise price of CAD$4.00 per Common Share ("November Warrants" and, together with February Warrants, "Warrants"; (iv) $29,333,000 principal amount of 8.99% Convertible Senior Secured Notes due 2028 with the conversion rate of 100.8035 Common Shares per $1,000 principal amount ("2028 Notes"), which are convertible into 2,956,869 Common Shares; and (v) $2,566,000 principal amount of 12.0% Convertible Senior Secured Notes due 2027 with the conversion rate of 400.3523 Common Shares per $1,000 principal amount ("2027 Notes" and, together with 2028 Notes, "Notes"), which are convertible into 1,027,304 Common Shares, all of which are adjusted for the 1-for-4 reverse stock split effective December 31, 2024 (the "Reverse Stock Split"), with each of (ii) through (v) subject to the Beneficial Ownership Limitations (defined below). Warrants and Notes are subject to a blocker which prevents the holder from exercising Warrants or converting Notes to the extent that, upon such exercise or conversion, the holder would beneficially own in excess of 9.9% of Common Shares outstanding as a result of the exercise or conversion (the "Beneficial Ownership Limitations"). As of December 31, 2024, each of WA and WGP is deemed to beneficially own 9.9% of Common Shares outstanding. Percent of class is calculated based on 14,803,355 Common Shares that were outstanding following the Reverse Stock Split, as reported in Exhibit 99.1 to the Issuer's current report on Form 6-K filed on December 30, 2024, plus the 1,138,297 Common Shares that WA and WGP have the right to acquire upon exercise of Warrants or conversion of Notes, subject to the Beneficial Ownership Limitations, which amount has been added to Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act. The business address of WA and WGP is 3033 Excelsior Boulevard, Suite 500, Minneapolis, MN 55416.

(2)	Includes all directors, nominees, and current executive officers.

2022 Amended and Restated LTIP

The purpose of the 2022 Long-Term Incentive Plan dated as of  November 10, 2022, as amended (the “2022 Amended and Restated LTIP”) is to align the interests of those directors, employees and consultants designated by the Board as being eligible to participate in the 2022 Amended and Restated LTIP with those of the Company and its shareholders and to assist in attracting, retaining and motivating key employees by making a portion of the incentive compensation of participating employees directly dependent upon the achievement of key strategic, financial and operational objectives that are critical to ongoing growth and increasing the long-term value of the Company. In particular, the 2022 Amended and Restated LTIP is designed to allow the Board to grant Awards to promote the long-term success of the Company and the creation of Shareholder value by: (a) encouraging the attraction and retention of directors, key employees and consultants of the Company and its subsidiaries; (b) encouraging such directors, key employees and consultants to focus on critical long-term objectives; and (c) promoting greater alignment of the interests of such directors, key employees and consultants with the interests of the Company. Historically, the Company has made use of long-term incentive grants as an alternative to cash bonuses and salary increases as a means of conserving capital, rewarding performance, retaining personnel and aligning behavior with Shareholder interests.

An “Award” means an option (“Option”), performance share unit (“PSU”), restricted share unit (“RSU”) and deferred share unit (“DSU”) granted under the 2022 Amended and Restated LTIP.

The following table summarizes the key provisions of the 2022 Amended and Restated LTIP as of December 31, 2024. Defined terms used below not otherwise defined herein shall have the meaning set out in the 2022 Amended and Restated LTIP, as amended and restated.

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
Number of Securities Issued and Issuable

The aggregate number of Common Shares reserved and set aside for issue upon the exercise or redemption and settlement for all Awards granted under the 2022 Amended and Restated LTIP, together with all other established security-based compensation arrangements of the Company, shall be not more than 4,100,000 Common Shares. In addition to the foregoing:

●         up to a maximum of 125,000 Common Shares may be reserved for issuance upon conversion of RSUs;

●         up to a maximum of 100,000 Common Shares may be reserved for issuance upon conversion of PSUs;

●         up to a maximum of 175,000 Common Shares may be reserved for issuance upon conversion of DSUs; and

●         to a maximum of 1,429,962 Commons Shares may be reserved for up issuance upon the exercise of Options.

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
A. Options
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

Options granted prior to the Original LTIP Date that are unvested as of the Termination Date automatically terminate and shall be forfeited

Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

Vested Options granted prior to the Original LTIP Date shall expire on the earlier of the scheduled expiry date of the option and three months following the Termination Date

Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

B. Performance Share Units
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

C. Restricted Share Units
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

D. Deferred Share Units
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

E. PSUs, RSUs and DSUs
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

●

A maximum of 250,000 Common Shares are reserved for issuance under the ESP Plan, provided, however, that the number of Common Shares reserved for issuance under the ESP Plan and under all other security-based compensation arrangements of the Company and its subsidiaries shall, in the aggregate, not exceed 20% of the number of Common Shares then issued and outstanding. In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made in the number of Common Shares available under the ESP Plan.

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

6.F.	Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

See Item 6.E. above.

7.B.	Related Party Transactions

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

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

The audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 can be found under “Item 18. Financial Statements”.

8.B.	Significant Changes

We are not aware of any significant change that has occurred since December 31, 2024, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

ITEM 9.	THE OFFER AND LISTING.

9.A.	Offer and Listing Details

The Common Shares are listed and posted for trading on each of the TSX and Nasdaq under the trading symbol “ELBM”.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under “Item 9.A. Offer and Listing Details.”

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

Articles

The Company was continued under the CBCA on September 4, 2018. The corporation number is 1095406‑3.

By articles of amendment dated December 6, 2021, the Company changed its name from First Cobalt Corp. to Electra Battery Materials Corporation.

On April 13, 2022, the Company completed the Consolidation on the basis of one (1) post-Consolidation Common Share for every eighteen (18) pre-Consolidation Common Shares.

By articles of amendment dated December 31, 2024, the Company completed a reverse stock split (the “Reverse Split”) of the issued and outstanding Common shares of the Company at a ratio of one (1) post-Reverse Split Common Share for four (4) pre-Reverse Split Common Shares of the Company.

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

The powers conferred above shall be deemed to include the powers conferred on a corporation by Division VII of the Act Respecting the Special Powers of Legal Persons being chapter P‑16 of the Revised Statutes of Quebec.

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

As of the date hereof, our authorized share capital consists of an unlimited number of Common Shares, of which 14,836,173 are issued and outstanding. In addition, we have 1,293,974 Common Shares issuable pursuant to outstanding stock options, 157,085 DSU’s and 8,431,166 issuable upon the exercise of outstanding warrants.

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

10.C.	Material Contracts

There have been no material contracts entered into by the Company within the most recently completed financial year or before the most recently completed financial year that are still in effect, other than contracts made in the ordinary course of business.

10.D.	Exchange Controls

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

10.E.	Taxation

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

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. Based on the composition of the Company’s income and the value of its assets, the Company believes that it was classified as a PFIC for its taxable year ending December 31, 2024 and may continue to be classified as a PFIC for the current taxable year. The Company’s status as a PFIC in any taxable year, however, requires a factual determination that can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Company will be classified as a PFIC for the current taxable year or for any future taxable year.

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

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

Documents concerning our company referred to in this Annual Report may be viewed by appointment during normal business hours at our registered and records office at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

10.I.	Subsidiary Information

Not applicable.

10.J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The following are the contractual maturities of financial liabilities as at December 31, 2024 and December 31, 2023:

	As at December 31, 2024
	< 1 Year	Between 1 – 2 Years	>2 Years

Accounts payable and accrued liabilities	$3,579	$—	$—
Long-term government loan payable [1]	36	1,615	8,519
Convertible notes payable	8,057	8,012	99,071
Lease payable	125	128	43
Total	$11,797	$9,755	$107,633

	As at December 31, 2023
	< 1 Year	Between 1 – 2 Years	>2 Years

Accounts payable and accrued liabilities	$8,828	$—	$—
Long-term government loan payable [1]	—	—	4,299
Convertible notes payable	—	—	67,453
Lease payable	122	125	160
Total	$8,950	$125	$71,912

1 Amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. Per Note 13, 2026 Notes were cancelled and replaced with 2028 Notes on February 13, 2023.

For 2024 and 2023 the Company assumed the notes will remain outstanding until maturity. If noteholders convert prior to maturity, they would be entitled to a make-whole interest payment upon conversion. This payment cannot exceed the remaining coupon payments owing and thus the tables above present all interest payments to maturity, which represents the maximum possible cash outflow to the Company.

The contractual liabilities relating to government loan payable assumes that repayment would begin on June 30, 2025 in 19 equal quarterly instalments.

Fair Value

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, convertible notes payable, long-term government loan payable, warrants liability, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, restricted cash, prepaid expenses and deposits, receivables and accounts payable and accrued liability approximate their carrying values because of their current nature. The fair value of long-term government loan payables are estimated as $7,824 (December 31, 2023 - $4,299) utilizing a discounted cash flow calculation based on cash interest and principal payments and an interest rate ranging from 7.0% to 17.1% (December 31, 2023 – 9%) which would expected to be achieved on a standard debt arrangement.

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

The Company’s receivables primarily consist of HST refund due from Canada Revenue Agency and reimbursement to be received from NRCan and DoD, hence there is no significant credit risk on receivables.

As at December 31, 2024, the Company’s maximum exposure to credit was the carrying value of cash and cash equivalents, restricted cash, and receivables.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, prepayments, accounts payable and accrued liabilities, derivative financial liabilities on warrants and its long-term debts that are denominated in US Dollars. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. The following table indicates the foreign currency exchange risk on monetary financial instruments as at December 2024 and 2023 converted to Canadian Dollars:

As at December 31, 2024
USD denominated
expressed in CAD
Cash and cash equivalents	$3,391
Accounts payable and accrued liabilities	(478)
Interest accrual	(2,799)
Long-term convertible notes payable	(63,963)
Royalty	(1,283)
Total	$(65,123)

As at December 31, 2023
USD denominated
expressed in CAD
Cash and cash equivalents	$385
Accounts payable and accrued liabilities	(1,686)
Interest accrual	(5,730)
Long-term convertible notes payable	(40,101)
Royalty	(858)
Financial derivative liability – Convertible Notes	(1,421)
Embedded derivative liability (US Warrant)	(7)
Total	$(49,418)

During the year ended December 31, 2024, the Company recognized a loss of $4,338 on foreign exchange (2023 – loss of $1,485 and2022 – loss of $1,019). Based on the above exposures as at December 31, 2023, a 10% depreciation or appreciation of the US Dollar against the Canadian Dollar would result in a $6,149 decrease or increase in the Company’s net income before tax (2023 - $3,610 and 2022 - $2,480).

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at December 31, 2024.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

14.E.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rule 13a‑15(e) and Rule 15d‑15(e) under the Exchange Act) was carried out by the Registrant’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon their evaluation, the Registrant’s CEO and CFO have concluded that, as of the end of the period covered by this report, there were significant deficiencies in the design and operation of the Registrant’s disclosure controls and procedures and therefore, the disclosure controls and procedures were not effective to ensure that (i) information required to be disclosed in reports that the Registrant files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Registrant’s CEO and CFO, to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a‑15(f) and Rule 15d‑15(f) under the Exchange Act) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that there were significant deficiencies in the Company’s internal control over financial reporting and, therefore, the Company’s internal control over financial reporting was not effective as of December 31, 2024.

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

Although substantial progress has been made strengthening Internal Controls over Financing Reporting (“ICFR”) during 2024, management acknowledges that it has identified certain significant deficiencies in its internal controls over financial reporting. These deficiencies are not uncommon for an early-stage, pre-revenue company with a small finance team and limited resources. Like many small companies at a similar stage of development, Electra has not yet implemented the full suite of systems, processes, and personnel typically found in more mature organizations. Management continues to assess and enhance its internal controls as the company scales and transitions toward commercial operations.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee, which consists exclusively of independent directors in accordance with Nasdaq listing requirements, is comprised of Alden Greenhouse (Chair), Susan Uthayakumar and John Pollesel. The Board of Directors has determined that each member meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A‑3 under the Exchange Act. The Board has determined that Alden Greenhouse is “financially literate” within the meaning of Nasdaq listing requirements and an “audit committee financial expert” as defined by Rule 10A‑3 under the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see “Item 6A. Directors, Senior Management and Employees.”

ITEM 16B.	CODE OF ETHICS

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

The full text of the Code of Business Conduct and Ethics is posted on the Company’s website at www.electrabmc.com. The information on or accessible through the website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of the website address in this Annual Report is only for reference.

The Audit Committee is responsible for reviewing and evaluating the Code of Business Conduct and Ethics periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Audit Committee will also assist the Board of Directors with the monitoring of compliance with the Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows.

Fees in Canadian dollars	December 31, 2024	December 31, 2023
Audit fees(1)	$675,105	$710,222
Audit-related fees(2)	Nil	Nil
Tax fees(3)	Nil	Nil
All other fees(4)	$12,500	$202,500
Total	$687,605	$912,722

Notes:

(1)	The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, and statutory audits of the Company’s subsidiaries.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” row.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.

(4)

“All other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Company’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.

The policy of the Company’s Audit Committee is to pre-approve all audit and non-audit services provided by MNP LLP, its current independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above. Pursuant to this policy, the Audit Committee pre-approved all of the services provided to us by MNP during the year ended December 31, 2024.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b‑4 under the Exchange Act and its common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Listing Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the Nasdaq corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable Nasdaq Listing Rules is disclosed on the Registrant’s website at www.electrabmc.com under “About/Corporate Governance/Nasdaq Corporate Governance Disclosure”.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. Our Insider Trading Policy has been filed as Exhibit 11.2 to this annual report.

ITEM 16K.	CYBERSECURITY

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

The cybersecurity risk management measures set out the foundation of the process for assessing, identifying and managing material risks from cybersecurity threats and provide guidance for response plans when facing cybersecurity threats. The Company has not engaged assessors or other third parties in connection with such processes.

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

Cybersecurity Governance

The Board has general oversight power over cybersecurity issues and has delegated daily supervision responsibility to the Company’s IT department. The IT department, consisting of personnel with relevant expertise in cybersecurity management, overseas the implementation of the Company’s cybersecurity risk management measures.. The IT department supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment. The IT department is led by Carmelo Andrews, IT Manager, who has more than 20 years in cybersecurity and technology matters. Mr. Andrews or other appropriate personnel with knowledge of the Company’s cybersecurity and information security programs reports to the Board concerning cybersecurity threats and measures taken by the Company to mitigate and reduce such threats and would report on any material cybersecurity incidents.

PART III

ITEM 17:	FINANCIAL STATEMENTS

Refer to Item 18. Financial Statements

ITEM 18:	FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

Audited Annual Financial Statements as at December 31, 2022, 2023 and 2024:

ITEM 19.	EXHIBITS

The following Exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description
1.1	Certificate of Continuance, First Cobalt Corp., dated September 4, 2018 (incorporated herein by reference to exhibit 1.1 to the Company’s Form 20-F filed May 16, 2024)
1.2

Certificate of Amendment to the Articles of Incorporation of Electra Battery Materials Corporation, dated December 6, 2021 (incorporated herein by reference to exhibit 4.2 to the Company’s Form S‑8 (File No. 333‑264589) filed with the SEC on April 29, 2022)

1.3

Certificate of Amendment to the Articles of Incorporation of Electra Battery Materials Corporation dated November 17, 2022 (incorporated herein by reference to exhibit 1.3 to the Company’s Form 20-F filed May 16, 2024)

1.4*	Certificate of Amendment to the Articles of Incorporation of Electra Battery Materials Corporation dated December 31, 2024
1.5	By Laws of Electra Battery Materials Corporation (incorporated herein by reference to exhibit 4.3 to the Company’s Form S‑8 (File No. 333‑264589) filed April 29, 2022)
2.1	Description of Securities (incorporated herein by reference to exhibit 2.1 to the Company’s Form 20-F filed May 16, 2024)
2.2

Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated November 15, 2022 (incorporated herein by reference to exhibit 99.1 to the Company’s Form 6‑K filed November 15, 2022)

2.3

Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated February 13, 2023 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6‑K filed February 14, 2023)

2.4*	First Supplemental Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated January 12, 2024
2.5*	Second Supplemental Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated November 27, 2024
2.6

Indenture, dated as of February 13, 2023, for Convertible Senior Secured Notes due 2028, by and between, Electra Battery Materials Corporation, the Guarantors Party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6‑K filed February 14, 2023)

2.7*

Supplemental Indenture, dated as of November 27, 2024, for Convertible Senior Secured Notes due 2028, by and between, Electra Battery Materials Corporation, the Guarantors Party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee

2.8

Limited Waiver, dated as of February 27, 2024, by and among Electra Battery Materials Corporation, certain Holders of the Company’s Convertible Senior Secured Notes due 2028, and GLAS Trust Company, LLC, as Trustee for the Holders (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K filed February 28, 2024)

2.9*

Limited Waiver, dated as of August 14, 2024, by and among Electra Battery Materials Corporation, certain Holders of the Company’s Convertible Senior Secured Notes due 2028, and GLAS Trust Company, LLC, as Trustee for the Holders

2.10*

Limited Waiver, dated as of November 27, 2024, by and among Electra Battery Materials Corporation, certain Holders of the Company’s Convertible Senior Secured Notes due 2028, and GLAS Trust Company, LLC, as Trustee for the Holders

2.11*	Warrant Indenture, dated as of November 27, 2024, by and between Electra Battery Materials Corporation and TSX Trust Company
2.12*	Equity Subscription Agreement, entered into on November 25, 2024, by and among Electra Battery Materials Corporation and the Subscriber named thereto
2.13*	Convertible Note Subscription Agreement, entered into on November 25, 2024, by and among Electra Battery Materials Corporation and the Subscriber named thereto

2.14*

Indenture, dated as of November 27, 2024, for 12.00% Convertible Senior Secured Notes due 2027, by and among Electra Batter Materials Corporation, the Guarantors Party thereto, and GLAS Trust Company, LLC, as Trustee and Collateral Trustee

8.1	Subsidiaries of the Company (incorporated herein by reference to exhibit 8.1 to the Company’s Form 20-F filed May 16, 2024)
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to exhibit 11.1 to the Company’s Form 20-F filed May 16, 2024)
11.2*	Insider Trading Policy
12.1*	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Executive Officer
12.2*	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Management Discussion and Analysis of the Company for the year ended December 31, 2024 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K filed March 31, 2025)
15.2	Management Discussion and Analysis of the Company for the year ended December 31, 2023 (incorporated by reference to exhibit 99.2 to the Company’s Form 6-K filed May 14, 2024)
15.3*	Audit Committee Charter
15.4	Compensation, Governance and Nominating Committee Charter (incorporated herein by reference to exhibit 15.4 to the Company’s Form 20-F filed May 16, 2024)
15.5

SK1300 Technical Report Summary and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA, effective January 27, 2023 (incorporated herein by reference to exhibit 15.5 to the Company’s Form 20-F filed May 16, 2024)

15.6

NI 43101 Technical Report and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA, effective January 27, 2023 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K filed March 13, 2023)

15.7*	Consent of independent registered public accounting firm, MNP LLP, Charted Professional Accountants (PCAOB ID: 1930)
15.8*	Consent of independent registered public accounting firm, KPMG LLP (PCAOB ID: 85)
15.9*	Consent of Norda Stelo Inc. (formerly Innovexplo Inc.)
15.10*	Consent of Martin Perron, P.Eng.
15.11*	Consent of Marc R. Beauvais, P.Eng.
15.12*	Consent of Eric Kinnan, P.Geo
15.13*	Consent of Soutex Inc.
15.14*	Consent of Pierre Roy, P.Eng.
15.15	Letter from KPMG LLP, as the Company’s former independent registered public accountant (incorporated herein by reference to exhibit 15.15 to the Company’s Form 20-F filed May 16, 2024)
97.1	Clawback Policy (incorporated herein by reference to exhibit 97.1 to the Company’s Form 20-F filed May 16, 2024)
101*	The following materials from the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 2024, formatted in Inline eXtensible Business Reporting Language (iXBRL):
Independent Auditor’s Report of MNP LLP, dated March 28, 2025 and April 23, 2025;
Independent Auditor’s Report of KPMG LLP, dated April 4, 2023;
Consolidated Statements of Financial Position for the years ended December 31, 2024 and 2023;
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024, 2023 and 2022;
Consolidated Statements of Changes in Shareholders Equity (Deficiency) for the years ended December 31, 2024, 2023 and 2022;
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022;
Notes to the Consolidated Financial Statements
104*	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

*      Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Electra Battery Materials Corporation

/s/ Trent Mell
	By:	Trent Mell
	Title:	President & Chief Executive Officer

Date: April 23, 2025

ELECTRA BATTERY MATERIALS CORPORATION CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

Management has identified material weaknesses in the internal controls over financial reporting and disclosure controls and procedures related to the year ending December 31, 2024. As a consequence, the Company had ineffective controls activities related to the design of process level and financial statement close controls.

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

/s/ Trent Mell	/s/ Marty Rendall
President and Chief Executive Officer	Chief Financial Officer

April 23, 2025

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Electra Battery Materials Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Electra Battery Materials Corporation (the “Company") as at December 31, 2024 and 2023 and the related consolidated statements of loss and other comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

We have also audited the effects of the adjustments to retrospectively apply the change in segment composition as described in Note 22 and the effect of the share consolidation as described in Note 17 to the consolidated financial statements in relation to the disclosures related to the year ended December 31, 2022. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements taken as a whole.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company has changed its method of accounting for the classification of convertible notes as current or non-current as of January 1, 2023 due to the adoption of amendments to IAS 1 – Non- current liabilities with covenants.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

March 28, 2025, except for the subsequent events

described in Note 24, as to which the date is April 23, 2025

Toronto, Ontario

We have served as the Company’s auditor since 2023.

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

KPMG LLP

Bay Adelaide Centre
Suite 4600

333 Bay Street

Toronto ON M5H 2S5
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Electra Battery Materials Corporation

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in segment composition as described in Note 22 and the effects of the share consolidation as described in Note 17, the consolidated statements of income (loss) and other comprehensive income (loss), cash flows and shareholders’ equity for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements) of Electra Battery Materials Corporation (the Company). The 2022 consolidated financial statements before the effects of the adjustments described in Note 22 and Note 17 are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in segment composition described in Note 22 and the effects of the share consolidation described in Note 17, present fairly, in all material respects the financial performance and cash flows of the Company for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in segment composition described in Note 22 or the effect of the share consolidation described in Note 17 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We served as the Company’s auditor from 2020 to 2023

Toronto, Canada
April 4, 2023

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2024	2023 (Restated – Note 4)
ASSETS
Current Assets
Cash and cash equivalents	$3,717	$7,560
Restricted cash	—	888
Marketable securities (Note 8)	12	595
Prepaid expenses and deposits	672	468
Receivables (Note 5)	1,310	1,081
	5,711	10,592
Non-Current Assets
Exploration and evaluation assets (Note 7)	93,200	85,634
Property, plant and equipment (Note 6)	51,189	51,258
Capital long-term prepayments (Note 6)	139	—
Long-term restricted cash	1,208	1,208
Total Assets	$151,447	$148,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$3,579	$8,828
Accrued interest	2,799	5,730
Convertible notes payable (Note 11)	63,963	40,101
Warrants (Note 11)	1,582	1,421
US warrants (Note 14 (c))	—	7
Lease liability (Note 12)	50	43
	71,973	56,130
Non-Current Liabilities
Government loan payable (Note 10)	7,824	4,299
Government grants (Note 10)	3,124	849
Royalty (Note 11)	1,283	858
Lease liability (Note 12)	83	132
Asset retirement obligations (Note 9)	2,842	3,126
Total Liabilities	$87,129	$65,394

Shareholders’ Equity
Common shares (Note 13)	307,723	304,721
Reserve (Note 13)	26,848	25,579
Accumulated other comprehensive income (loss)	4,639	(1,557)
Deficit	(274,892)	(245,445)
Total Shareholders’ Equity	$64,318	$83,298
Total Liabilities and Shareholders’ Equity	$151,447	$148,692

Going Concern (Note 1)

Commitments and Contingencies (Note 21)

Subsequent Events (Note 24)

Approved on behalf of the Board of Directors and authorized for issue on April 15, 2025

/s/ Susan Uthayakumar	/s/ Trent Mell
Susan Uthayakumar, Director	Trent Mell, Director

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

	December 31,	December 31,	December 31,
	2024	2023	2022
Operating expenses
General and administrative	$2,902	$2,395	$1,925
Consulting and professional fees	3,782	4,659	2,729
Exploration and evaluation expenditures	442	700	3,428
Investor relations and marketing	811	633	1,000
Refinery, engineering and metallurgical studies	—	—	2,349
Refinery, permitting and environmental expenses	—	—	128
Salaries and benefits	4,318	3,775	3,913
Share-based payments (Note 14)	1,739	1,821	1,282
Operating loss before noted items below:	13,994	13,983	16,754
Other
Unrealized loss on marketable securities (Note 8)	41	(253)	(589)
Gain on financial derivative liability - Convertible Notes (Note 11)	(4,493)	6,683	27,686
Changes in fair value of US Warrant (Note 14 (c))	7	1,243	1,531
Other non-operating income (loss) (Note 16)	(11,008)	(6,472)	677
Impairment (Note 6)	—	(51,884)	—
Net Income (loss)	$(29,447)	$(64,666)	$12,551

Other comprehensive income (loss):
Fair value adjustment of 2028 Notes due to credit risk	(1,342)	—	—
Foreign currency translation gain (loss)	7,538	(2,082)	—

Net income (loss) and other comprehensive loss	$(23,251)	$(66,748)	$12,551
Basic income (loss) per share (Note 17)	$(2.07)	$(5.96)	$1.54
Diluted loss per share (Note 17)	$(2.07)	$(5.96)	$(1.49)
Weighted average number of common shares outstanding - Basic (Note 17)	14,256,263	10,857,737	8,161,727
Weighted average number of common shares outstanding - Diluted (Note 17)	14,256,263	10,857,737	10,190,847

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

	Common Shares
				Accumulated
				Other
	Number of			Comprehensive
	shares	Amount	Reserves	Income (loss)	Deficit	Total
Balance – January 1, 2024	13,962,832	$304,721	$25,579	$(1,557)	$(245,445)	$83,298
Other comprehensive loss for the year, net of taxes	—	—	—	6,196	—	6,196
Net loss for the year	—	—	—		(29,447)	(29,447)
Share-based payment expense	—	—	1,739	—	—	1,739
Directors’ fees paid in deferred share units	—	—	29	—	—	29
Shares and units issued for:
Proceeds from issuance of shares, net of transaction costs (Note 13)	443,225	1,221	—	—	—	1,221
Warrants issued in connection with 2027 Notes, net of transaction costs (Note 11)	—	—	605	—	—	605
Performance based incentive payment (Note 13)	41,314	134	—	—	—	134
Exercise of restricted and performance share units (Note 13)	151,066	1,104	(1,104)	—	—	—
Settlement of interest on 2028 Notes (Note 15)	210,760	543	—	—	—	543
Balance – December 31, 2024	14,809,197	$307,723	$26,848	$4,639	$(274,892)	$64,318

Balance – January 1, 2023	8,796,494	$288,871	$17,892	$525	$(180,779)	$126,509
Other comprehensive loss for the year, net of taxes	—	—	—	(2,082)	—	(2,082)
Net loss for the year	—	—	—		(64,666)	(64,666)
Share-based payment expense	—	—	1,226	—	—	1,226
Directors’ fees paid in deferred share units	—	—	595	—	—	595
Exercise of restricted share units (Note 13)	763	17	(17)	—	—	—
Proceeds from issuance of share, net of transaction costs	4,886,364	14,077	5,883	—	—	19,960
Settlement of transaction costs on 2028 Notes	19,375	240	—	—	—	240
Convertible Notes Conversion (Notes 11 and 13)	92,136	998	—	—	—	998
Settlement of interest on 2028 Notes (Note 13)	165,200	795	—	—	—	795
2022 Private Placement transaction costs	—	(284)	—	—	—	(284)
Settlement of easement	2,500	7	—	—	—	7
Balance – December 31, 2023	13,962,832	$304,721	$25,579	$(1,557)	$(245,445)	$83,298

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

	Common Shares
				Accumulated
				Other
	Number of			Comprehensive
	shares	Amount	Reserves	Income	Deficit	Total
Balance – January 1, 2022	7,743,713	$276,215	$16,554	$525	$(193,330)	$99,964
Net income for the year	—	—	—	—	12,551	12,551
Share - based payment expense	—	—	1,282	—	—	1,282
Directors’ fees paid in deferred share units	—	—	115	—	—	115
Shares and units issued for:
Exercise of warrants, options, deferred share units, performance share units and restricted share units (Note 13)	89,039	1,439	(492)	—	—	947
ATM Program sales (Note 13)	180,216	3,701	—	—	—	3,701
Cash, net of transaction costs and fair value derivative (Note 13)	586,250	2,681	433	—	—	3,114
Convertible Notes Conversion (Notes 11 and 13)	197,276	4,835	—	—	—	4,835
Balance – December 31, 2022	8,796,494	$288,871	$17,892	$525	$(180,779)	$126,509

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Operating activities
Net income (loss)	$(29,447)	$(64,666)	$12,551
Adjustments for items not affecting cash:
Share-based payments	1,768	1,226	1,282
Unrealized loss on marketable securities	(41)	253	589
Realized loss on marketable securities	(306)	(90)	220
Depreciation (Note 6)	65	56	48
Accretion (Notes 9, 10 and 11)	1,008	—	—
Interest expense on convertible 2028 Notes and 2027 Notes (Note 11)	6,731	4,805	—
Changes in fair value of convertible 2028 Notes and 2027 Notes (Note 11)	4,356	—	—
Changes in fair value of convertible 2026 Notes (Note 11)	—	5,076	(27,686)
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes (Note 11)	—	18,727	—
Fair value gain on convertible notes and warrants 2028 Notes (Note 11)	—	(30,758)	—
Settlement of transaction costs on 2028 Notes (Note 11)	—	(240)	—
Changes in fair value of warrants related to 2028 Notes (Note 11)	137	—	(1,531)
Impairment charge (reversal)	—	51,884	(1,338)
Directors’ fees paid in DSUs	—	595	115
Performance based incentive payment	134	—	—
Changes in warrants (US Warrant)	(7)	(1,243)	—
Withholding tax liability	—	—	14
Unrealized foreign exchange	4,272	696	1,019
Other	—	15	—
	$(11,330)	$(13,664)	$(14,717)
Changes in working capital:
Decrease (increase) in receivables	(229)	1,848	(2,122)
Decrease (increase) in prepaid expenses and other assets	(204)	247	(131)
(Decrease) increase in accounts payable and accrual liabilities	(5,249)	(11,477)	1,125
Cash used in operation activities	$(17,012)	$(23,046)	$(15,845)
Investing activities
Transfer to restricted cash	888	(1,158)	—
Acquisition of exploration and evaluation assets, net of cash	(36)	—	(31)
Capital long-term prepayments	—	—	3,544
Proceeds from sale of marketable securities (Note 8)	930	816	525
Additions to property, plant and equipment (Note 6)	(519)	(13,705)	(47,591)
Sale of exploration and evaluation assets, net of cash	—	—	—
Cash used in investing activities	1,263	(14,047)	(43,553)
Financing activities
Proceeds from issuance of common shares, net transaction costs of $180 (2023 - $1,582 and 2022 – $1,859) (Note 13)	1,221	19,960	3,121
Proceeds from at-the-market equity program (“ATM Program”), net of transaction costs of Nil (2022 - $92)	—	—	3,701
Transaction costs private placement 2022	—	(284)	—
Proceeds from exercise of warrants	—	—	807
Proceeds from exercise of options	—	—	140
Proceeds from government loan, and grant net of repayments of $45 (2023 - $Nil, 2022 - $Nil) (Note 10)	5,222	250	3,898
Payment of lease liability, net of interest	(42)	(43)	—
Proceeds from 2028 Notes (Note 11)	—	68,049	—
Proceeds from 2027 Notes, net of transaction costs of $722 (Note 11)	5,498	—	—
Repayment of 2026 Notes (Note 11)	—	(48,036)	—
Settlement of transaction costs on 2028 Notes (Note 11)	—	(2,100)	—
Exercise of convertible Notes	—	397	—
Interest settlement of 2026 Notes (Note 11)	—	(1,656)	(3,183)
Cash provided by financing activities	11,899	36,537	8,484
Change in cash during the year	(3,850)	(556)	(50,914)
Effect of exchange rates on cash	7	164	240
Cash, beginning of year	7,560	7,952	58,626
Cash, end of year	$3,717	$7,560	$7,952

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024,2023 AND 2022

(expressed in thousands of Canadian dollars)

1.	Significant Nature of Operations

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

The Company has recurring net operating losses and negative cash flows from operations. As of December 31, 2024, 2023 and 2022, the Company had an accumulated deficit of $274,892, $245,445 and $180,779, respectively, though, the Company was in compliance with all required covenants as of December 31, 2024. The Company’s recurring losses from operations and negative cash flows raise substantial doubt about the Company’s ability to continue as a going concern. The global economy, including the financial and credit markets, has recently experienced extreme volatility and disruptions, including increasing inflation rates, rising interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. Additionally, the Company suspended construction of the Refinery in 2023 due to lack of sufficient funding in the wake of supply chain disruptions. All these factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be predicted, and the Company cannot assure that it will remain in compliance with the financial covenants contained within its credit facilities. Management monitors recent developments in relation to global tariffs and does not anticipate any material impacts on the financial position of the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

The Company is actively pursuing various alternatives including government grants and loans, strategic partnerships, equity and debt financing to increase its liquidity and capital resources. During 2024, a government loan from Federal Economic Development Agency for Northern Ontario (“FedNor’) was received in the amount of $5,267.

On August 19, 2024, the Company was awarded US$20,000 in funding by the U.S. Department of Defense (“DoD”) for the construction of the Refinery funded on a reimbursement basis. The award was made pursuant to Title III of the Defense Production Act (DPA) to expand domestic production capability. On November 25, 2024, the Company completed a private placement of US$1,000 as detailed in Note 13. On November 27, 2024, the Company issued secured convertible notes in the principal amount of US$4,000 as detailed in Note 11. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. These audited consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2.	Material Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board. These financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are classified as fair value through profit or loss (“FVTPL”). All amounts on the consolidated financial statements are presented in thousands of Canadian dollars, except share and per share amounts, and otherwise noted.

Certain comparatives in 2023 have been restated to conform with current accounting presentation.

Functional Currency

The functional currency of the Company and its controlled entities are measured using the principal currency of the primary economic environment in which each entity operates. The functional currency of the Company and its subsidiaries is Canadian dollars, except for Cobalt One Limited which has a functional currency of Australian Dollars and United States entities which has a functional currency of US Dollars for 2024 and 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

The following subsidiaries have been consolidated for all dates presented within these financial statements:

Subsidiary	Ownership %	Location	Status
Cobalt Projects International Corp.	100	Canada	Inactive
Cobalt Industries of Canada Corp.	100	Canada	Inactive
Cobalt One Limited	100	Australia	Active
Cobalt Camp Refinery Ltd.	100	Canada	Active
Cobalt Camp Ontario Holdings Corp.	100	Canada	Inactive
Ophiolite Consultants Pty Ltd.	100	Australia	Inactive
Acacia Minerals Pty Ltd.	100	Australia	Inactive
CobalTech Mining Inc.	100	Canada	Inactive
US Cobalt Inc. (“USCO”)	100	Canada	Active
1086360 BC Ltd.	100	Canada	Active
Idaho Cobalt Company	100	United States	Active
Scientific Metals (Delaware) Corp.	100	United States	Inactive
Orion Resources NV	80	United States	Inactive
Grafito La Barranca de Mexico S.A. de C.V.	100	Mexico	Inactive
Grafito La Colorada de Mexico S.A. de C.V.	50	Mexico	Inactive

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

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

Majority of the proceeds from the convertible notes and the government grant are being utilized for the construction and expansion of the Refinery, which given its construction timeline of over a year, is a qualifying asset under IAS 23 Borrowing Costs. Construction of the Refinery has not resumed during 2024 and no borrowing have been capitalized during the year ended December 31, 2024.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

(i)         Stock options

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

(ii)         Deferred, restricted and performance share units

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

●	Refinery
●	Exploration and Evaluation assets
●	Corporate and Other

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

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Government Grant /Award

Government grants are accounted for in accordance with IAS 20, Accounting for Governmental Grants. Governmental Grants are recognized when they are received or receivable and when there is reasonable assurance that the Company will comply with any conditions attached to the grant.

The Company received funding from the Ontario Government and US Department of Defense in the form of a non-repayable grant. Government grants will be recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. Government grants related to assets shall be presented in the statement of financial position either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset. The Company records government grants by reducing the carrying amount of the asset.

Convertible notes payable

Convertible notes payable are financial instruments which contain a separate financial liability and equity instrument. These financial instruments are accounted for separately dependent on the nature of their components. The identification of such components embedded within a convertible notes payable requires significant judgement given that it is based on the interpretation of the substance of the contractual arrangement. The convertible notes are considered to contain embedded derivatives. The embedded derivatives were measured at fair value upon initial recognition and separated from the debt component of the notes. The debt component of the notes is measured at residual value upon initial recognition. Subsequent to initial recognition, the embedded derivative components are re-measured at fair value at each reporting date while the debt components are accreted to the face value of the note using the effective interest rate through periodic charges to finance expense over the term of the note. The Company elected to measure the convertible notes payable at fair value as a whole instrument (“FVO”), therefore the convertible notes payable are measured at FVTPL at their entirety.

3.	Significant Accounting Judgments and Estimates

The preparation of the Company’s financial statements in conformity with IFRS® Accounting Standards as issued by the International Accounting Standard Board requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

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

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

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

The Financial Derivative Liability values relating to convertible note and US dollar denominated warrants involve significant estimation. The fair value of financial derivative liability was determined at inception and is reviewed and adjusted on a quarterly basis or when conversions take place. Factors considered in the fair value of the financial derivative liability are risk free rate, the Company’s share price, equity volatility, and credit spread.

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

4.	New Accounting Standards Issued

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. The Company adopted amendments to IAS 1 – Non-current liabilities with covenants and determined a reclassification of the convertible notes from long-term to current liabilities during the current period. The amendments clarify certain requirements for determining whether a liability should be classified as current or non-current and require new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting period. This resulted in a change in the accounting policy for classification of liabilities that can be settled in the Company’s own shares (e.g. convertible notes issued by the Company). Previously, the Company excluded all counterparty conversion options when classifying the related liabilities as current or non-current. Under the revised policy, when a liability includes a counterparty conversion option that may be settled by a transfer of a Company’s own shares, the Company takes into account the conversion option in classifying the host liability as current or non-current except when it is classified as a equity component of a compound instrument. The Company’s other liabilities were not impacted by the amendments.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

The Company has presented convertible notes payable as current liabilities in these consolidated financial statements in accordance with the amendments. Since the amendments are applicable retrospectively for annual reporting periods beginning on or after January 1, 2024, the Company has restated the comparative figures. The amendments to IAS 1 did not have any impact on the consolidated statement of financial position as at January 1, 2023. The following table outlines the impact of the restatements as at December 31, 2023:

	December 31, 2023
	As reported	Restatement	Restated
Current liabilities	$15,986	$40,144	$56,130
Non-current liabilities	49,408	(40,144)	9,264

IFRS 18 Presentation and Disclosure in Financial Statements was issued by the IASB in April 2024, with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027. The Company is currently assessing the impact of IFRS 18 on its consolidated financial statements. No standards have been early adopted in the current period.

5.	Receivables

	December 31,	December 31,
	2024	2023
GST receivables	$494	$1,071
Grant receivables	570	—
Other	246	10
	$1,310	$1,081

Grant receivables consist of $432 submitted to the Natural Resources Canada (“NRCan”) of which $101 have been reimbursed as at December 31, 2024. In addition, $362 have been submitted to the U.S. Department of Defense (“DoD”) of which $123 have been reimbursed. These reimbursements have been offset to property, plant and equipment and profit or loss for the year ended December 31, 2024.

6.	Property, Plant and Equipment and Capital Long-Term Prepayments

	Property, Plant and	Construction	Right-of-
Cost	Equipment	in Progress	use Assets	Total
Balance January 1, 2023	$5,989	$76,048	$301	$82,338
Additions during the year	—	16,942	—	16,942
Transfers from capital long-term prepayments	—	3,968	—	3,968
Impairment	—	(51,884)	—	(51,884)
Balance December 31, 2023	$5,989	$45,074	$301	$51,364
Reclassification	1,334	(1,334)	—	—
Additions during the year	133	386	—	519
Transfers to capital long-term prepayments	—	(139)	—	(139)
Asset retirement obligation – Change in estimate	(384)	—	—	(384)
Balance December 31, 2024	$7,072	$43,987	$301	$51,360

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

	Property, Plant and	Construction	Right-of-
Accumulated Depreciation	Equipment	in Progress	use Assets	Total
Balance January 1, 2023	$10	$—	$40	$50
Change for the year	—	—	56	56
Balance December 31, 2023	$10	$—	$96	$106
Change for the year	—	—	65	65
Balance December 31, 2023	$10	$—	$161	$171

Net Book Value
Balance December 31, 2023	$5,979	$45,074	$205	$51,258
Balance December 31, 2024	$7,062	$43,987	$140	$51,189

Majority of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant, and equipment is $51,059 ( December 31, 2023 - $51,063), all of which is pledged as security for the 2028 Notes (Note 11).

During the year ended December 31, 2023, an impairment charge was recognized on the Refinery in Ontario. The impairment loss of $49,743 was determined based on the recoverable amount of the Refinery cash generating unit (“CGU”) that was based on value in use, assuming that commercial production will commence in 2026, and applying a discount rate of 20% and a terminal multiple of 4.75. The recoverable amount of the Refinery CGU was determined as $44,899. In addition, costs of $2,141 related to the black mass program were included in the impairment charge.

During the year ended December 31, 2024, the Company performed their annual impairment assessment and determined based on third party appraisal, the fair value less costs of disposal was determined to be higher than the carrying value of the Refinery CGU, resulting in no impairment charge.

Capitalized development costs for the year ended December 31, 2024 totaled $Nil (2023 - $16,942) of which capitalized borrowing costs were $Nil ( December 31, 2023 - $2,781).  Capital long-term prepayments of $139 ( December 31, 2023 - $Nil) relate to payments for long-term capital contracts made for Refinery equipment that have yet been received by the Company as at December 31, 2024.  No depreciation has been recorded for the Refinery in the current year ( December 31, 2023 and 2022 $Nil) as the asset is not yet in service.

Right-of-use asset relate to office lease which the Company entered into during 2022. Refer to Note 12.

Capital long-term
prepayments
Balance January 1, 2023	$3,087
Additions during the year	881
Transfers to property, plant and equipment	(3,968)
Balance December 31, 2023	$—
Additions during the year	139
Balance December 31, 2024	$139

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Capital long-term prepayments relate to payments for long-term capital contracts made for Refinery equipment purchases that have not yet been received by the Company as of December 31, 2024, all of which are pledged as security for the 2028 Notes (Note 11). The prepayments mainly relate to milestone payments to vendors for the cobalt crystallizer and the solvent extraction equipment being manufactured for the Refinery.

7.	Exploration and Evaluation Assets

	Balance January 1, 2023	Foreign Exchange	Balance December 31, 2023	Foreign Exchange	Acquisition cost	Balance December 31, 2024
Iron Creek, USA	$87,693	$(2,059)	$85,634	$7,530	$36	$93,200

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on February 13, 2023 and November 27, 2024 (Note 11). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

Certain claims relating to the Iron Creek properties were acquired by the Company against earn-in and option agreements entered with the original owners of such claims. These agreements provide a working interest in the property to the Company, upon making certain milestone payments and/or incurring certain expenditures on the property. The claims are also subject to future net smelter royalty (“NSR”) payments.

8.	Marketable Securities

Marketable securities represent Kuya Silver Corp (“Kuya”) shares held by the Company. The Kuya shares were acquired via the Kerr Assets sale on February 26, 2021 and January 31, 2023 described below (“2023 Sale”). The total value of marketable securities at December 31, 2023 was $595 ( December 31, 2022 - $433). These shares were marked-to-market at December 31, 2023 resulting in a net loss of $253 being recorded during the year ended December 31, 2023 ( December 31, 2022 – loss of $589).

On January 31, 2023, the Company completed the sale of the remaining assets of Canadian Cobalt Camp consisting of Keely-Frontier patents (“Cobalt Camp”) which Kuya did not own, as well as their associated asset retirement obligations. To complete the sale, Kuya issued to the Company 777,027 shares at a deemed price of $1.48 per share (being the share price equivalent to the VWAP prior to issuance) comprised of 675,676 shares as consideration for the $1,000 sale and an additional 101,351 to settle $150 of payables to the Company. Kuya had also entered into a royalty agreement with the Company whereby it will grant the Company a two percent royalty on net smelter returns from commercial products derived from the remaining assets. The Company will retain a right of first offer to refine any base metal concentrates produced from the assets at the Company’s Ontario refinery.

Marketable securities represent Kuya Silver Corp (“Kuya”) shares held by the Company. The Kuya shares were acquired via the Kerr Assets sale on February 26, 2021 and January 31, 2023 described below (“2023 Sale”). The total value of marketable securities at December 31, 2024 was $12 ( December 31, 2023 - $595). These shares were marked-to-market at December 31, 2024 resulting in a unrealized gain of $41 being recorded during the year ended December 31, 2024 ( December 31, 2023 – loss of $253 and December 31, 2022 – loss of $589).  During the year ended December 31, 2024, the Company sold marketable securities for proceeds of $930 from sale of 2,332,000 shares (the year ended December 31, 2023 – $816 from sale of 1,719,500 shares) and realized gains of $306 for the year ended December 31, 2024 (the year ended December 31, 2023 – gain of $90 and December 31, 2022 – loss of $220).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

9.	Asset Retirement Obligations

As at December 31, 2024, the estimated cost of closure is $3,323. The Company maintains a surety bond for $3,450 as financial assurance based on the October 2021 closure plan.

The full estimated closure cost in the new closure plan incorporated a number of new disturbances that have yet to take place, such as new roadways, new chemicals on site, and a new tailings area. The new closure plan also included cost updates relating to remediating disturbances that existed at December 31, 2024. The following assumptions were used to calculate the asset retirement obligation:

●	Discounted cash flows of $2,842 ( December 31, 2023 - $3,126)
●	Closure activities date of 2073 ( December 31, 2023 – 2037)
●	Risk-free discount rate of 3.33% ( December 31, 2023 – 3.98%)
●	Long-term inflation rate of 3.0% ( December 31, 2023 – 3.0%)

The continuity of the asset retirement obligation at December 31, 2024 and 2023 is as follows:

	December 31, 2024	December 31, 2023
Balance at January 1	$3,126	$1,790
Change in estimate from discounting	(562)	126
Accretion	100	—
Change in estimate of costs	178	1,210
Transferred to held for sale	—	—
Balance at December 31	$2,842	$3,126

10.	Long-Term Government Loan Payable and Government Grant

On November 24, 2020, the Company had entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to a maximum of $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities. The Company received approval for an additional $5,000 funding under the agreement on December 27, 2023, which was fully received during the year ended December 31, 2024.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments. The funding is provided pro rata with incurred Refinery construction costs, with all other conditions required for the funding having been met. The loan is discounted using a market rate between 7.0% and 17.1% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant. The FedNor loan requires completion of the construction on or before June 30, 2025. The Company is currently in negotiations to extend the commencement of payments based on the Company’s latest estimated construction completion date.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

On June 10, 2024, the Company received $5,000 in commitment funding on a reimbursement basis from Natural Resources Canada (“NRCan”) to support the development of its proprietary battery materials recycling technology.

On August 19, 2024, the Company was awarded US$20,000 by the U.S. Department of Defense (“DoD”). The award was made pursuant to Title III of the Defense Production Act (“DPA”) to expand domestic production capability and is funded through the Additional Ukraine Supplemental Appropriations Act. Partial proceeds have been received in the fourth quarter of 2024 on a reimbursement basis for approved expenditures.

The following table sets out the balances of Government Loan and Government Grant received at December 31, 2024 and December 31, 2023:

	Government Loan	Government Grant	Total
Balance at January 1, 2023	$3,777	$1,121	$4,898
FedNor loan (Nickel Study) - February 2023	250	—	250
Accretion	272	(272)	—
Balance at December 31, 2023	$4,299	$849	$5,148
FedNor - February 2024	2,267	—	2,267
FedNor - April 2024	2,000	—	2,000
FedNor loan (Nickel Study) - Payment	(45)	—	(45)
FedNor - August 2024	1,000	—	1,000
Allocation to government grant	(2,275)	2,275	—
Accretion	578	—	578
Balance at December 31, 2024	$7,824	$3,124	$10,948

The Company received approval for a $5,000 investment from the Government of Canada towards the construction of the Company’s refinery in December 2023, of which $4,000 was received subsequent to year end. The investment was provided in the form of a grant from the Federal Economic Development for Northern Ontario.

11.	Convertible Note Arrangement

On February 13, 2023, the Company completed subscription agreements with certain institutional investors in the United States with respect to $68,049 (US$51,000) principal amount of 8.99% senior secured notes due February 2028 (“2028 Notes”). The initial conversion rate of the Notes is 100,804 common shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$9.92 per common share) subject to certain adjustments set forth in the 2028 Notes. The 2028 Notes are convertible at the discretion of the lenders. The 2028 Notes bear interest at 8.99% per annum, payable in cash or common shares semi-annually in arrears in February and August of each year and mature in February 2028. In the event the Company achieves a third-party green bond designation during the term of the note indenture, the interest rate on future cash interest payments shall be reduced to 8.75% per year.

The investors in the offering also received an aggregate of 2,699,014 warrants to purchase common shares (“2028 Warrants”) in the Company. The 2028 Warrants are exercisable for five years at an exercisable price US$9.92, subject to certain adjustments. Certain terms of the 2028 Warrants were amended in 2024 as discussed below.

Upon early conversion of the 2028 Notes, the Company will make an interest make whole payment equal to the lesser of the two years of interest payments or interest payable to maturity, which may be made in cash or shares at the Company’s discretion. The investors also received a royalty of: (i) 0.6% on “Operating Revenue” from the sale of all cobalt produced from the Refinery payable in the first twelve months following a defined threshold of commercial production, where Operating Revenue consists of revenue from the Refinery less certain permitted deductions; and (ii) 0.6% on all revenue from sales of cobalt generated from the Refinery in the second to fifth years following the commencement of commercial production. Royalty payments under the royalty agreements are subject to a cumulative cap of US$6,000.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

The Company used a portion of the proceeds of the 2028 Notes offering to purchase all of the outstanding convertible notes consisting of $48,035(US$36,000) of existing 6.95% senior secured notes due December 2026 (“2026 Notes”) for cancellation at par, as well as to pay accrued and unpaid interest on the 2026 Notes through the closing date of the 2028 Notes offering for US$51,000 ($68,049). The net proceeds were $20,013, before interest payment of $1,656 and transaction costs of $2,340. As the terms of the 2028 Notes are substantially different from the 2026 Notes, the Company accounted for the 2026 Notes as an extinguishment of the original financial liability and recognized a new financial liability for the 2028 Notes. The extinguishment of 2026 Notes and recognition of 2028 Notes resulted in a loss of $18,727 as determined below.

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

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

As at initial recognition on February 13, 2023, the embedded derivatives were fair valued using the finite difference valuation method with the following key assumptions:

●	Risk free rate at February of 13, 2023 of 3.96% based on the US dollar zero curve;
●	Equity volatility at February 13, 2023 of 56% based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
●	An Electra share price at February 13, 2023 of $8.92 reflecting the quoted market prices; and
●	A credit spread at February 13, 2023 of 28.9%.

In addition, subject to certain conditions, the noteholders have agreed to waive the requirement set out in the 2028 Notes for the Company to file a registration statement to provide for the resale of the common shares underlying the 2028 Notes and the common share purchase warrants issued on February 13, 2023.

In January 2024, the terms of the 2028 Warrants were amended and the exercise price of US$9.92 was re-priced to $4.00. On November 27, 2024, in conjunction with the issuance of the 2027 Notes discussed below, the exercise price was amended from $4.00 to $3.40.

In addition, the 2028 Warrants now include a revised acceleration clause such that their term will be reduced to thirty-day in the event the closing price of the common shares on the TSXV exceeds $3.40 by twenty percent or more for ten consecutive trading dates, with the reduced term beginning seven calendar days after such 10 consecutive trading-day period. Upon the occurrence of an acceleration event, noteholders of the 2028 Warrants may exercise the 2028 Warrants on a cashless basis, based on the value of the 2028 Warrants at the time of exercise.

On March 21, 2024, the Company satisfied $543(US$401) of the interest through the issuance of 210,760 common shares to certain noteholders. The share issuance was approved by the TSXV.

The 2028 Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors. The 2028 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$2,000 under the terms of the 2028 Notes. The 2028 Notes are convertible at the discretion of the lenders and as such have been classified as a current liability.

On November 27, 2024, the Company has also issued additional 2028 Notes to the noteholders, in the principal amount of $9,157(US$6,521), as payment-in-kind for all outstanding accrued interest owing on the 2028 Notes through to August 15, 2024. The additional 2028 Notes carry the same payment conversion terms as the balance of the 2028 Notes and were issued pursuant to a supplement to the indenture dated February 13, 2023, entered into among the Company and the 2028 Notes noteholders.

For the year ended December 31, 2024, the embedded derivatives were fair valued using the finite difference valuation method with the following key assumptions:

●	Risk free rate at December 31, 2024 of 4.393% ( December 31, 2023 – 3.85%) based on the US dollar zero curve;
●

Equity volatility at December 31, 2024 of 63% ( December 31, 2023 – 62%) based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;

●	An Electra share price at December 31, 2024 of US$1.807 ( December 31, 2023 - US$1.460) reflecting the quoted market prices; and
●	A credit spread at December 31, 2024 of 26.3% ( December 31, 2023 – 27.8%).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

The following table sets out the details of the Company’s financial derivative liability related to embedded derivatives in the 2028 Notes as of December 31, 2024 and December 31, 2023:

	Convertible
	Notes
	Payable	Warrants	Royalty	Total
Balance at January 1, 2023	$—	$—	$—	$—
Initial recognition at fair value	60,108	13,519	721	74,348
Balance at February 13, 2023	60,108	13,519	721	74,348
Portion de-recognized due to conversions	(840)	—	—	(840)
Revaluation to fair value	(18,685)	(12,073)	—	(30,758)
Foreign exchange gain	(482)	(25)	(9)	(516)
Accretion	—	—	146	146
Balance at December 31, 2023	$40,101	$1,421	$858	$42,380
Revaluation to fair value	3,139	137	—	3,276
Capitalized interest	9,157	—	—	9,157
Revaluation to fair value due to own credit risk	1,342	—	—	1,342
Foreign exchange gain	3,947	24	95	4,066
Accretion	—	—	330	330
Balance at December 31, 2024	$57,686	$1,582	$1,283	$60,551

The unpaid interest as at December 31, 2024 is $2,799 ( December 31, 2023 - $5,730).

On November 27, 2024, the Company closed a financing transaction (the “2027 Notes”) with the holders of the 2028 Notes for gross proceeds of $5,615 (US$4,000). In connection with closing, 460,405 common shares were issued for gross proceeds of $1,401 at US$2.172 per share. The 2027 Notes were issued together with 1,136,364 detachable common share purchase warrants (“2027 Warrants”) entitling the noteholders to acquire equivalent number of common shares at a price of $4.00 per share until November 26, 2026. The 2027 Warrants were issued as replacement warrants for previously issued equity financing which took place on August 23, 2023 with an exercise price of $6.84. The same number of warrants were cancelled and re-issued as part of the 2027 Notes. 2027 Warrants met the fixed for fixed criteria and were classified as equity. The total proceeds were allocated between convertible notes and warrants using relative fair value on the issuance date. The fair value of warrants on issuance date was estimated using Black-Scholes Option Pricing Model approach with the following main inputs: a risk-free rate of 3.20% per year, an expected life of 2 years, expected volatility based on historical prices in the range of 70.00%, no expected dividends and a share price range of $2.72.

As at initial recognition on November 27, 2024, the convertible notes were fair valued using the finite difference valuation method with the following key assumptions:

●	Risk free rate at November 27, 2024 of 4.268% based on the US dollar zero curve;
●	Equity volatility at November 27, 2024 of 63% based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
●	An Electra share price at November 27, 2024 of US$1.938 reflecting the quoted market prices; and
●	A credit spread at November 27, 2024 of 26.0%.

The transaction costs relating to the 2027 Notes and equity financing in the amount of $903 were allocated between 2027 Notes, 2027 Warrants and equity based on relative fair value on issuance date in the amount of $633, $89 and $180, respectively. The transaction costs for debt related to 2027 Notes were recorded in the consolidated statements of loss and other comprehensive loss in other non-operating loss. The transaction costs for the 2027 Warrants and equity were deducted from reserves and common shares, respectively in the consolidated statements of equity.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

The 2027 Notes will rate pari passu to the 2028 Notes, will bear interest at a rate of 12.0% per annum, payable quarterly in cash, and will mature on November 12, 2027. The 2027 Notes are also guaranteed by substantially all of the Company’s subsidiaries and are secured on a first lien basis by substantially all of the assets of the Company and its subsidiaries. The initial conversion rate of the 2027 Notes is 240,211 common shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$2.4978 per common share) subject to certain adjustments set forth in the 2027 Notes. The conversion price is subject to adjustments on the provision of the subscription agreements. The Company is required to maintain a minimum liquidity balance of US$2,000 under the terms of the 2027 Notes.

In connection with closing the 2027 Notes, the noteholders of the 2028 Notes have waived certain existing events of default regarding the non-payment of interest under the 2027 Notes and the minimum required cash balance through until February 15, 2025, and have agreed that the previous failure to register the resale of the common shares issuable pursuant to the terms of the 2028 Notes and the 2028 Warrants will not constitute an event of default.

For the year ended December 31, 2024, the 2027 Notes were fair valued using the finite difference valuation method with the following key assumptions:

●	Risk free rate at December 31, 2024 of 4.39% based on the US dollar zero curve;
●	Equity volatility at December 31, 2024 of 63% based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
●	An Electra share price at December 31, 2024 of US$1.807 reflecting the quoted market prices; and
●	A credit spread at December 31, 2024 of 26.3%.

The following table sets out the details of the Company’s financial derivative liability related to convertible notes in the 2027 Notes as of December 31, 2024 and November 27, 2024 (inception of 2027 Notes):

Convertible Notes Payable
Balance at January 1, 2024	$—
Initial recognition at fair value	4,921
Revaluation to fair value	1,217
Foreign exchange loss	139
Balance at December 31, 2024	$6,277

The following table sets out the details of the Company’s financial derivative liability related to convertible notes in the 2028 Notes and 2027 Notes as of December 31, 2024 and December 31, 2023:

	Convertible
	Notes
	Payable	Warrants	Royalty	Total
Balance at January 1, 2023	$—	$—	$—	$—
Initial recognition at fair value	60,108	13,519	721	74,348
Balance at February 13, 2023	60,108	13,519	721	74,348
Portion de-recognized due to conversions	(840)	—	—	(840)
Revaluation to fair value	(18,685)	(12,073)	—	(30,758)
Foreign exchange gain	(482)	(25)	(9)	(516)
Accretion	—	—	146	146
Balance at December 31, 2023	$40,101	$1,421	$858	$42,380
Initial recognition at fair value	4,921	—	—	4,921
Revaluation to fair value	4,356	137	—	4,493
Capitalized interest	9,157	—	—	9,157
Revaluation to fair value due to own credit risk	1,342	—	—	1,342
Foreign exchange loss	4,086	24	95	4,205
Accretion	—	—	330	330
Balance at December 31, 2024	$63,963	$1,582	$1,283	$66,828

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

For the years ended December 31, 2024, 2023, and 2022, the Company incurred the following finance costs relating to 2028 Notes, 2027 Notes, and 2026 Notes.

	December 31,	December 31,	December 31,
	2024	2023	2022
Gain (loss) on financial derivative liability - 2026 Notes	$—	$(5,076)	27,686
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes	—	(18,727)	—
Fair value gain on convertible notes payable and warrants	(4,493)	30,758	—
Other	—	(272)	—
Total	$(4,493)	$6,683	27,686

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

12.	Lease

The Company leases an office space, which runs for a period of 5 years from 2022 with an option to renew for an additional 5 years for fair market rent for comparable buildings.

Right-of-use assets

	December 31,	December 31,
Office space	2024	2023
Balance at January 1	$205	$261
Additions to right-of-use	—	—
Depreciation	(65)	(56)
Balance at December 31	$140	$205

Right-of-use assets related to leased office is presented as property, plant and equipment (see Note 6).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Lease liabilities

	December 31,	December 31,
	2024	2023
Balance at January 1	$175	$218
Lease interest	13	13
Lease repayment	(55)	(49)
Change in discount rate	—	(7)
Balance at December 31	$133	$175
Less – Current portion	(50)	(43)
Balance at December 31 – Long-term portion	$83	$132

The office lease also requires the Company to make additional payments for the Company’s proportionate share of operating costs including property taxes, utilities, and other operating expenses. These costs are variable and not included in the calculation of right-of-use asset or lease liability.

13.	Shareholder’s Equity

a.	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at December 31, 2024, the Company had 14,809,197 ( December 31, 2023 – 13,962,832 and December 31, 2022 – 8,796,494) common shares outstanding.

b.	Issued Share Capital

On December 31, 2024, the Company completed a share consolidation on the basis of one new post-consolidation common share for every 4 pre-consolidation common shares. All prior share capital information has been presented based on this ratio.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

During the year ended December 31, 2024, the Company issued common shares as follows:

●

On February 27, 2024, the Company settled a total of $134 of earned performance-based incentive cash payments to certain non-officer employees by issuing a total of 41,314 common shares at a market price of $3.24 per share to these individuals. The expense was recorded in salaries and benefits.

●

On March 21, 2024, the Company issued an aggregate of 210,760 common shares at a market issue price of $2.5756 per common share in satisfaction of a portion of the interest payable to certain of the holders of US$51,000 principal amount of 8.99% senior secured convertible notes.

●

On November 27, 2024, the Company closed a financing transaction with the holders of the 2027 Notes for gross proceeds of US$5,000 and issued 443,225 common shares and 1,136,364 detachable common share purchase warrants, valued at $1,221 (net of transaction costs of $180 and $694 (net of transaction costs of $89), respectively (see Note 11).

●

During the year ended December 31, 2024, the Company issued 18,568 common shares for the exercise of deferred share units, 130,414 common shares for the exercise of restricted share units and 2,083 for the exercise of performance share units.

During the year ended December 31, 2023, the Company issued common shares as follows:

●

The Company made an interest payment of $795 (US$591) to a convertible noteholder, which was settled by issuing 165,200 common shares at an average price of $4.81 (US$3.56). There were no significant transaction costs incurred in relation to this transaction.

●

$840 (US$626) of convertible notes were converted by noteholders which resulted in the Company issuing a total of 75,603 common shares. The Company also made interest make-whole payments to the noteholders upon conversion totaling $158 (US$135) which was settled by issuing 16,533 common shares. There were no significant transaction costs incurred in relation to the conversions.

●	The Company issued 19,375 common shares to the placement agent for 2028 Notes to settle $240 of transaction costs.

●	The Company issued 764 common shares for the exercise of restricted share units.

●

The Company issued 2,500 common shares (at issue price of $3.00) for an easement obtained on lands adjacent to the Company’s refinery facilities for the purpose of installing, operating and maintaining certain electrical works servicing water pumping facilities at the refinery.

●

On August 11, 2023, the Company completed a private placement for gross proceeds of $21,500 (net proceeds of $19,960), consisting of a brokered placement for $16,500 and a non-brokered placement for $5,000 (the “Offering”). Under the terms of the Offering, the Company issued 4,886,364 units, at a price of $4.40 per unit. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $6.96 at any time on or before August 11, 2025. As consideration for services under the brokered Offering, the Company paid to the agents a cash commission of $445 equivalent to 6% of gross proceed of brokered placement and issued to the agents 225,000 non-transferable broker warrants of the Company entitling the holder to acquire one common share at a price of $4.40 at any time on or before August 11, 2025. The broker warrants were measured based on the fair value of the warrants issued as the fair value of the consideration for the services cannot be estimated reliably.

During the year ended December 31, 2022, the Company issued common shares as follows:

●

On November 15, 2022, the Company completed a best-efforts, overnight-marketed offering by issuing 586,250 Units at a Unit price of US$9.40 per Unit for gross proceeds of $7,343 (US$5,511). Each Unit consisted of one common share in the share capital of the Company and one full common share purchase warrant (each full warrant a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of US$12.40 for a period of three years. The transaction costs associated with the issuance were $433 (US$325) in cash and an additional 34,538 Broker Warrants to purchase 34,538 Broker Warrant Units (consisting of one common share and one Warrant) at any time over the next three years after closing date of the Offering.

●

89,039 common shares from the exercise of warrants, options, deferred share units, restricted share units and performance share units. The total proceeds from the warrant exercises were $970 at an exercise price of $15.12, option exercises were $140 at an exercise price at $10.08.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

●

180,216 common shares at an average price of $20.52 per share for gross proceeds of approximately $3,701 under its ATM Program. The transaction costs associated with these issuances were $92, which reflect commissions paid to CIBC Capital Markets and SEC fee.

●

US$3,500 of 2026 Notes were converted by Noteholders which resulted in the Company issuing a total of 197,276 common shares. The Company also made interest make-whole payments to the Noteholders upon conversion totalling US$485. There were no significant transaction costs incurred in relation to the conversions.

14.	Share based payments

Long-term incentive plan

The Company adopted a long-term incentive plan on December 20, 2024 whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company. The maximum number of shares that may be reserved for issuance under the incentive plan is limited to 1,825,000 shares.

During the year, the Company implemented an employee share purchase plan (“ESP”) to provide its employees an incentive to promote performance and growth potential over the long-term. The Company has reserved 250,000 common shares that can be issued under the ESP.

Stock options generally vest in equal tranches over three years. The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs vest in one year but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date. PSUs generally vest over an 18 – 24 months if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over a 12 – 36 months. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

a.	Stock Options

During the year ended December 31, 2024:

●

On January 15, 2024, the Company granted 25,000 stock options at an exercise price of $2.00 that will vest in three equal tranches on the first, second and third anniversaries of the grant date over a four year period. The fair value of the options at the date of the grant was $29 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 3 years, expected volatility based on historical prices in the range of 86.97%, no expected dividends and a share price of $2.00.

●

On February 12, 2024, the Company granted 753,923 incentive stock options and 26,235 restricted share units (RSUs) to certain directors, officers, employees and contractors of the Company. The RSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company. The stock options are exercisable for four years at $3.24 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $1,377 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 3 years, expected volatility based on historical prices in the range of 84.64%, no expected dividends and a share price of $3.24.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

●

On August 28, 2024, the Company granted 250,000 incentive stock options to consultants for services to be rendered. The stock options are exercisable for three years at $3.28 and will vest in four equal quarterly tranches, on the first, second, third and fourth quarterly anniversaries of the grant date. The fair value of the options at the date of the grant was $418 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.31% per year, an expected life of 2 years, expected volatility based on historical prices in the range of 93.74%, no expected dividends and a share price of $3.28.

●

On September 9, 2024, the Company granted 33,891 deferred share units (DSUs) valued at $96 to certain directors, of the Company. The DSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company.

During the year ended December 31, 2023:

●

The Company granted 104,080 stock options to employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price of $8.96 per share. The fair value of the options at the date of the grant was $577 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.37% to 4.15% per year, an expected life of 4 to 5 years, expected volatility based on historical prices in the range of 82.51% to 85.41%, no expected dividends and a share price range of $3.92 to $9.60.

The changes in incentive stock options outstanding are summarized as follows:

		Number of shares
		issued or issuable
	Exercise price	on exercise
Balance at January 1, 2022	$23.76	208,588
Granted	18.64	115,291
Exercised	10.08	(13,889)
Expired	36.48	(62,000)
Balance at December 31, 2022	$19.80	247,990
Granted	8.96	104,080
Expired	27.92	(74,213)
Forfeited / Cancelled	14.36	(84,715)
Balance at December 31, 2023	$14.00	193,142
Granted	3.22	1,028,923
Expired	10.02	(34,953)
Forfeited / Cancelled	12.91	(16,749)
Balance at December 31, 2024	$4.61	1,170,363

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Incentive stock options outstanding and exercisable (vested) at December 31, 2024 are summarized as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted
	Number of	average	average	Number of	Weighted
	shares issuable	remaining life	exercise	shares issuable	average
Exercise price	on exercise	(Years)	price	on exercise	exercise price
$2.00	25,000	3.04	$2.00	—	$2.00
3.24	753,923	3.12	3.24	—	3.24
3.28	250,000	2.66	3.28	62,500	3.28
9.60	56,425	2.19	9.60	18,808	9.60
10.08	10,185	0.52	10.08	10,185	10.08
10.44	6,944	0.66	10.44	6,944	10.44
12.84	15,000	2.87	12.84	10,000	12.84
21.60	44,205	2.05	21.60	29,470	21.60
24.84	7,292	1.29	24.84	7,292	24.84
29.16	1,389	0.13	29.16	1,389	29.16
Total	1,170,363	2.88	$4.61	146,588	$10.56

During the year ended December 31, 2024, the Company expensed $1,212 ( December 31, 2023 - $513 and December 31, 2022 - $505) for options valued at share prices $2.00 to $24.84, as shared-based payment expense.

Incentive stock options outstanding and exercisable (vested) at December 31, 2023 are summarized as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted
	Number of	average	average	Number of	Weighted
	shares issuable	remaining life	exercise	shares issuable	average
Exercise price	on exercise	(Years)	price	on exercise	exercise price
$9.60	64,562	3.19	$9.60	—	$9.60
10.08	27,083	0.68	10.08	27,083	10.08
10.44	6,944	1.66	10.44	6,944	10.44
11.52	4,167	0.75	11.52	4,167	11.52
12.84	18,750	3.87	12.84	6,250	12.84
12.98	13,889	0.14	12.98	13,889	12.98
18.52	4,861	3.40	18.52	1,620	18.52
21.60	44,205	3.05	21.60	14,735	21.60
24.84	7,292	2.29	24.84	4,862	24.84
29.16	1,389	1.13	29.16	1,389	29.16
Total	193,142	1.97	$14.00	80,939	$13.38

During the year ended December 31, 2023, the Company expensed $513 ( December 31, 2022 - $505) for options valued at share prices $9.50 to $29.16, as shared-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Incentive stock options outstanding and exercisable (vested) at December 31, 2022 are summarized as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted
	Number of	average	average	Number of	Weighted
	shares issuable	remaining life	exercise	shares issuable	average
Exercise price	on exercise	(Years)	price	on exercise	exercise price
$10.08	43,565	1.68	$10.08	35,926	$10.08
10.44	6,944	2.66	10.44	6,944	10.44
11.52	4,167	1.75	11.52	4,167	11.52
12.84	32,500	4.87	12.84	—	12.84
12.96	13,889	1.14	12.96	13,889	12.96
17.52	7,500	4.48	17.52	—	17.52
18.52	4,861	4.40	18.52	—	18.52
19.60	10,000	4.40	19.60	—	19.60
21.60	47,504	4.05	21.60	—	21.60
23.04	4,861	4.25	23.04	—	23.04
24.84	7,986	3.29	24.84	2,662	24.84
25.92	29,167	2.74	25.92	29,167	25.92
29.16	1,389	2.13	29.16	694	29.16
35.28	27,407	0.48	35.28	27,407	35.28
37.30	6,250	0.08	37.30	6,250	37.30
Total	247,990	2.86	$14.00	127,106	$21.28

b.	DSUs, RSUs and PSUs

Deferred Shares Units

The Company’s DSU plan transactions during the years ended December 31, 2024, 2023 and 2022 were as follows:

	December 31,	December 31,	December 31,
Number of Units	2024	2023	2022
Balance at January 1	154,041	58,828	44,083
Granted	33,891	104,545	17,868
Exercised	(18,568)	—	(3,123)
Expired	(12,279)	(9,332)	—
Balance at December 31	157,085	154,041	58,828

During the year ended December 31, 2024, the Company has expensed $218 ( December 31, 2023 - $586 and December 31, 2022 - $189) for DSUs, $Nil ( December 31, 2023 - $79 and December 31, 2022 - $291) for PSUs, and $338 ( December 31, 2023 - $641 and December 31, 2022 - $297) for RSUs as shared-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Restricted Share Units

The Company’s RSU plan transactions during the years ended December 31, 2024, 2023 and 2022 were as follows:

	December 31,	December 31,	December 31,
Number of Units	2024	2023	2022
Balance at January 1	133,288	19,572	15,928
Granted	26,235	124,968	12,722
Exercised	(130,414)	(764)	(7,277)
Expired	—	(4,750)	(1,801)
Forfeited / Cancelled	(2,134)	(5,738)	—
Balance at December 31	26,975	133,288	19,572

Performance Share Units

The Company’s PSU plan transactions during the years ended December 31, 2024, 2023 and 2022 were as follows:

	December 31,	December 31,	December 31,
Number of Units	2024	2023	2022
Balance at January 1	8,507	15,972	21,875
Granted	—	—	4,514
Exercised	(2,083)	—	(7,118)
Expired	(6,424)	(7,465)	(3,299)
Balance at December 31	—	8,507	15,972

c.	Warrants

Details regarding warrants issued and outstanding are summarized as follows:

Canadian dollar denominated warrants	Grant date	Expiry date	Weighted average	Number of shares issued or
			exercise price	issuable on exercise
Balance at January 1, 2022			$30.72	318,696
Exercised warrants			15.12	(52,636)
Expired warrants			15.12	(20,803)
Balance at December 31, 2022			$34.64	245,257
Expired warrants			34.64	(245,257)
Issuance of warrants	August 11, 2023	August 11, 2025	6.84	5,111,364
Balance at December 31, 2023			$6.84	5,111,364
Re-pricing of warrants (Note 11)	February 13, 2023	February 13, 2028	3.40	2,699,014
Cancellation of warrants (Note 11)	August 11, 2023	August 11, 2025	6.84	(1,136,364)
Issuance of warrants (Note 11)	November 27, 2024	November 12, 2026	4.00	1,136,364
Balance at December 31, 2024			$6.23	7,810,378

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

United States dollar denominated warrants (US Warrant)	Grant date	Expiry date	Weighted average	Number of shares issued or
			exercise price	issuable on exercise
Balance at January 1, 2022			$—	—
Issuance of warrant (Note 13)	November 15, 2022	November 15, 2025	US$12.40	620,788
Balance at December 31, 2022			$ US$12.40	$620,788
Issuance of warrant (Note 13)	February 13, 2023	February 13, 2028	US$9.92	2,699,014
Balance at December 31, 2023			$ US$10.38	$3,319,802
Re-pricing of warrants	February 13, 2023	February 13, 2028	US$9.92	(2,699,014)
Balance at December 31, 2024			$ US$12.40	$620,788

On November 15, 2022, 586,250 warrants were issued to subscribers in the Company’s best-efforts, overnight-marketed offering. As Warrants issued are denominated in foreign currency that is different from the Company’s functional currency, the warrants are determined to be financial derivative liabilities and the total fair value of US$2,087 was recorded as such. The fair value of the warrants was estimated using the Monte Carlo Simulation Model assuming a risk-free interest rate of 4.172%, an expected volatility of 62.89%, share price of US$9.40, strike price of US$12.40.

As part of the November 15, 2022 Offering, 34,538 Broker Warrants Units (consisting of one common share and one warrant) were issued as transaction costs. The Broker Warrants are equity-settled and was issued for services received; hence the Company has recorded US$325 in reserve, which was measured at fair value of services received.

During the year ended December 31, 2022, 52,636 warrants of the Company were exercised for gross proceeds of $807. The Company issued a total of 620,788 share purchase warrants in conjunction with its November 2022 best - efforts, overnight - marketed offering. During the year ended December 31, 2022, a total of 20,803 warrants expired.

On August 11, 2023, 4,886,364 warrants were issued to subscribers in the Company’s private placement (Note 13). The total value of $6,321 was recorded in reserves. The fair value of the warrants were estimated using the Black-Scholes Option Pricing Model assuming a risk-free interest rate of 4.68%, an expected life of 2 years, an expected volatility of 66.07%, no expected dividends, and a share price of $4.76. As part of the private placement, the Company issued 225,000 Broker Warrants as transaction costs. The Company recorded $990 in reserve, which was measured at fair value of services received.

During the year ended December 31, 2023, the Company issued 2,699,014 warrants in conjunction with 2028 Notes (Note 11). No warrants were exercised during the year ended December 31, 2023. Total of 245,257 warrants expired during the year ended December 31, 2023. During the year ended 2024, the exercise price of the of the 2028 Warrants was amended as detailed in Note 11. In addition, the warrants were to be amended to include an acceleration clause such that the term of the warrants will be reduced to 30-days (the “Reduced Term”) in the event the closing price of the common shares on the TSXV exceeds $4.80 ten consecutive days trading days (the “Acceleration Event”), with the Reduced term to begin upon release of a press release by the Company within seven calendar days after such ten consecutive trading day period. Upon the occurrence of an Acceleration Event, holders of the warrants may exercise the warrants on a cashless basis, based on the value of the warrants at the time of exercise.

On November 27, 2024, in connection with the 2027 Notes, 1,136,364 detachable common share purchase warrants were issued as detailed in Note 11, which replaced 2023 private placement warrants.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

15.	Income Tax

Income tax reconciliation

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of operations for the year ended December 31, 2024, 2023 and 2022:

	December 31,	December 31,	December 31,
	2024	2023	2022
(Loss) income before income taxes	$(29,447)	$(64,666)	$12,551
Statutory tax rate	26.5%	26.5%	26.5%
Expected expense (recovery) at statutory rate	(7,804)	(17,136)	3,326
Tax rate difference	(3)	(1)	—
Share based compensation	461	—	—
Permanent differences	918	107	(3,286)
Net change in benefits previously not recognized	8,815	17,699	(40)
Share issuance costs	(48)	(515)	—
True up	227	(170)	—
OCI	(355)	—	—
Foreign exchange	(2,385)	—	—
Other	174	16	—
Income tax expense (recovery)	$—	$—	$—

The significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	December 31,	December 31,
	2024	2023
Deferred tax liabilities:
Convertible notes payable	$(4,619)	$(6,475)
Property, plant and equipment	—	—
	$(4,619)	$(6,475)
Deferred tax assets:
Non-capital loss	$4,619	$6,475
Financial derivative liability	—	—
	4,619	$6,475
Deferred income tax assets / (liabilities)	$—	$—

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The unrecognized deductible temporary differences at December 31, 2024 and 2023 are as follows:

	December 31,	December 31,
	2024	2023
Non-capital loss carry-forwards	$75,830	$51,652
Exploration and evaluation properties	21,459	20,630
Property, Plant and Equipment	43,299	39,973
Capital loss carry forward	27,994	26,835
Other	14,253	10,683
Total unrecognized temporary differences	$182,835	$149,773

The capital loss of $27,994 ( December 31, 2023 - $26,835) can be carried forward indefinitely and can only be realized against future capital gains.

The Company has the following unrecognized non-capital loss carryforwards of approximately $72,286 ( December 31, 2023 – $48,769) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

	December 31,	December 31,
Year	2024	2023
2037	$33	$31
2038	384	361
2039	1,532	1,440
2040	3,621	3,402
2041	15,094	8,340
2042	15,554	14,318
2043	23,513	20,877
2044	12,555	—
Total	$72,286	$48,769

The Company also has non-capital loss carryforwards of $616 and $2,928 to apply against future year income tax in Australia and the United States, respectively. The majority of these carry forward losses do not expire.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

16.	Other Non-Operating Income (Expense)

The Company’s Other Non-Operating Income (Expense) comprises the following for the years ended December 31, 2024, 2023 and 2022:

	December 31,	December 31,	December 31,
	2024	2023	2022
Foreign exchange gain (loss)	$(4,338)	1,485	$(780)
Interest (expense) income	(7,274)	(8,147)	328
Realized gain (loss) on marketable securities	306	90	(220)
Other non-operating income	298	100	11
Reversal of impairment (Note 8)	—	—	1,338
Year ended December 31	$(11,008)	$(6,472)	$677

17.	Income (Loss) Per Share

On December 31, 2024, the Company completed a share consolidation on the basis of one new post-consolidation common share for every four (4) pre-consolidation common shares.  All prior share capital information has been presented based on this ratio.

The following table sets forth the computation of basic and diluted loss per share for the year ended December 31, 2024, 2023 and 2022:

	December 31,	December 31,	December 31,
	2024	2023	2022
Numerator
Net income (loss) for the year – basic	$(29,447)	$(64,666)	$12,551
Gain on financial derivative liability	—	(6,683)	(27,686)
Net loss for the year - diluted	$(29,447)	$(71,349)	$(15,135)
Denominator (Pre- consolidation of common shares)
Basic – weighted average number of shares outstanding	57,025,052	43,430,948	32,646,906
Effect of dilutive securities	—	—	8,116,480
Diluted – adjusted weighted average number of shares outstanding	57,025,052	43,430,948	40,763,386
Income (loss) Per Share – Basic	$(0.52)	$(1.49)	$0.38
Loss Per Share – Diluted	$(0.52)	$(1.49)	$(0.37)
Denominator (Post-consolidation of common shares – Pre-consolidation divided by four (4))
Basic – weighted average number of shares outstanding	14,256,263	10,857,737	8,161,727
Effect of dilutive securities	—	—	2,029,120
Diluted – adjusted weighted average number of shares outstanding	14,256,263	10,857,737	10,190,847
Income (loss) Per Share – Basic	$(2.07)	$(5.96)	$1.54
Loss Per Share – Diluted	$(2.07)	$(5.96)	$(1.49)

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the period, if dilutive.

Conversion option, share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding for the years ended December 31, 2024, 2023 and 2022 as the warrants and stock options were anti-dilutive.

18.	Financial Instruments

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

The following are the contractual maturities of financial liabilities as at December 31, 2024 and December 31, 2023:

	As at December 31, 2024
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$3,579	$—	$—
Long-term government loan payable [1]	36	1,615	8,519
Convertible notes payable	8,057	8,012	99,071
Lease payable	125	128	43
Total	$11,797	$9,755	$107,633

	As at December 31, 2023
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$8,828	$—	$—
Long-term government loan payable [1]	—	—	4,299
Convertible notes payable	—	—	67,453
Lease payable	122	125	160
Total	$8,950	$125	$71,912

1 Amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. Per Note 13, 2026 Notes were cancelled and replaced with 2028 Notes on February 13, 2023.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

For 2024 and 2023 the Company assumed the notes will remain outstanding until maturity. If noteholders convert prior to maturity, they would be entitled to a make-whole interest payment upon conversion. This payment cannot exceed the remaining coupon payments owing and thus the tables above present all interest payments to maturity, which represents the maximum possible cash outflow to the Company.

The contractual liabilities relating to government loan payable assumes that repayment would began on June 30, 2025 in 19 equal quarterly instalments.

Fair Value

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, convertible notes payable, long-term government loan payable, warrants liability, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, restricted cash, prepaid expenses and deposits, receivables and accounts payable and accrued liability approximate their carrying values because of their current nature. The fair value of long-term government loan payables are estimated as $7,824 ( December 31, 2023 - $4,299) utilizing a discounted cash flow calculation based on cash interest and principal payments and an interest rate ranging from 7.0% to 17.1% ( December 31, 2023 – 9%) which would expected to be achieved on a standard debt arrangement.

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

The Company’s receivables primarily consist of HST refund due from Canada Revenue Agency and reimbursement to be received from NRCan and DoD, hence there is no significant credit risk on receivables.

As at December 31, 2024, the Company’s maximum exposure to credit was the carrying value of cash and cash equivalents, restricted cash, and receivables.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, prepayments, accounts payable and accrued liabilities, derivative financial liabilities on warrants and its long-term debts that are denominated in US Dollars. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. The following table indicates the foreign currency exchange risk on monetary financial instruments as at December 2024 and 2023 converted to Canadian Dollars:

As at December 31, 2024
USD denominated
expressed in CAD
Cash and cash equivalents	$3,391
Accounts payable and accrued liabilities	(478)
Interest accrual	(2,799)
Long-term convertible notes payable	(63,963)
Royalty	(1,283)
Total	$(65,123)

As at December 31, 2023
USD denominated
expressed in CAD
Cash and cash equivalents	$385
Accounts payable and accrued liabilities	(1,686)
Interest accrual	(5,730)
Long-term convertible notes payable	(40,101)
Royalty	(858)
Financial derivative liability – Convertible Notes	(1,421)
Embedded derivative liability (US Warrant)	(7)
Total	$(49,418)

During the year ended December 31, 2024, the Company recognized a loss of $4,338 on foreign exchange (2023 – loss of $1,485 and 2022 – loss of $1,019). Based on the above exposures as at December 31, 2023, a 10% depreciation or appreciation of the US Dollar against the Canadian Dollar would result in a $6,149 decrease or increase in the Company’s net income before tax (2023 - $3,610 and 2022 - $2,480).

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at December 31, 2024.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

19.	Management of Capital

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

20.	Fair Value Measurements

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

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Carrying Value		December 31, 2024
	Fair value through
	profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$—	$3,717	$—	$—	$—	$3,717
Restricted cash	—	1,208	—	—	—	1,208
Receivables	—	1,310	—	—	—	1,310
Marketable securities	12	—	12	—	—	12
	$12	$6,235	$12	$—	$—	$6,247
Liabilities:
Accounts payable and accrued liabilities	$—	$3,579	$—	$—	$—	$3,579
Accrued interest	—	2,799	—	—	—	2,799
Long-term government loan payable	—	7,824	—	—	—	7,824
Convertible notes payable [1]	63,963	—	—	—	63,963	63,963
Warrants – Convertible Notes payable [1]	1,582	—	—	—	1,582	1,582
Royalty	—	1,283	—	—	—	1,283
	$65,545	$15,485	$—	$—	$65,545	$81,030

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

	Carrying Value		December 31, 2023
	Fair value through
	profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$—	$7,560	$—	$—	$—	$7,560
Restricted cash	—	2,096	—	—	—	2,096
Receivables	—	1,081	—	—	—	1,081
Marketable securities	595	—	595	—	—	595
	$595	$10,737	$595	$—	$—	$11,332
Liabilities:
Accounts payable and accrued liabilities	$—	$8,828	$—	$—	$—	$8,828
Accrued interest	—	5,730	—	—	—	5,730
Long-term government loan payable	—	4,299	—	—	—	4,299
Convertible notes payable [1]	40,101	—	—	—	40,101	40,101
Warrants – Convertible Notes payable [1]	1,421	—	—	—	1,421	1,421
Royalty	—	858	—	—	—	858
Warrants derivative liability	7	—	—	—	7	7
	$41,529	$19,715	—	$—	$41,529	$61,244

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

The fair value of the convertible note payable has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 63% ( December 31, 2023 – 62% and December 31, 2022 – 54%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $963 ( December 31, 3023 - $545) or a decrease of $826 ( December 31, 2023 - $425) to the fair value of the convertible note payable. The Company used a credit spread of 26.3% ( December 31,2023 – 27.8% and December 31, 2022 – 30.5%). If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $4,273 ( December 31, 2023 - $3,937 and December 31, 2022 - $352) or an increase of $4,901 ( December 31, 2023 - $4,648 and December 31, 2022 - $474) to the fair value of convertible note payable.

The fair value of the 2027 Notes has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 63% ( December 31, 2023 – Nil). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $204 ( December 31, 2023 - $Nil) or a decrease of $198 ( December 31, 2023 - $Nil) to the fair value of the convertible note payable. The Company used a credit spread of 26.3% ( December 31, 2023 – Nil). If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $218 ( December 31, 2023 - $Nil) or an increase of $275 ( December 31, 2023 – $Nil) to the fair value of convertible note payable.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

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

The fair value of the Warrants has been estimated using a significant unobservable input which is equity volatility. The Company used an equity volatility of 63% ( December 31, 2023 – 62%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $200 ( December 31, 2023 – $186) or a decrease of $227 ( December 31, 2023 – $327) to the fair value of the Warrants.

The fair value of the 2027 Warrants has been estimated using a significant unobservable input which is equity volatility. The Company used an equity volatility of 70% ( December 31, 2023 – Nil). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $161 ( December 31, 2023 - $Nil) or a decrease of $163 ( December 31, 2023 - $Nil) to the fair value of the Warrants.

D) Royalty

The fair value of the Royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the effective interest rate of 19.20% and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 10% increase or decrease in the effective interest rate would be an increase of $250 ( December 31, 2023 –$96) or of decrease $213 ( December 31, 2023 –$109) to the fair value of the royalty.

E) Other Financial Derivative Liability (US Warrants)

The fair value of the embedded derivative on Warrants issued in foreign currency as at December 31, 2024 was $Nil ( December 31, 2023 - $7 and December 31, 2022 - $1,271) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollar and the warrants can be exercised at a time prior to expiry, the Company uses a Monte Carlo Simulation Model to better model the variability in exercise dates. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

21.	Commitments and Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Electra is not aware of any unrecorded claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities. The Company has negotiated settlement on one claim as at March 31, 2025. The amount due is approximately $140 ( December 31, 2024 - $140) has been recorded in accounts payable and accrued liabilities and the respective lien has been discharged. Additionally, certain legal claims against the Company were settled in 2024.

As at December 31, 2024, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as at December 31, 2024.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

	2025	2026	2027	2028	Thereafter	Total
Purchase commitments	$1,076	$—	$—	$—	$—	$1,076
Convertible notes payments [1]	8,057	8,012	13,676	85,303	—	115,048
Government loan payments [2]	36	1,615	2,141	2,141	4,273	10,206
Lease payments	125	128	43	—	—	296
Royalty payments 3	—	—	338	654	2,258	3,250
Other	324	72	—	—	2,158	2,554
	$9,618	$9,827	$16,198	$88,098	$8,689	$132,430

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes, 2027 Notes and the assumption that it would remain outstanding until maturity. Interest is calculated based on terms as at December 31, 2024.

2 The Company is currently in negotiations to extend the commencement of payments based on the Company's latest construction completion date.

3 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Notes offering. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

22.	Segmented Information

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business and exploration and evaluation activities as discrete business units, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

The Company’s exploration and evaluation activities are located in Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA, respectively.

(a)	Segmented operating results for the years ended December 31, 2024, 2023 and 2022:

		Exploration and
For the year ended December 31, 2024	Refinery	Evaluation[2]	Corporate and Other[2]	Total
Operating expenses
Consulting and professional fees	$270	$—	$3,512	$3,782
Exploration and evaluation expenditures	—	442	—	442
General and administrative and travel	804	—	2,098	2,902
Investor relations and marketing	—	—	811	811
Salaries and benefits	1,547	—	2,771	4,318
Share-based payments	—	—	1,739	1,739
Operating loss	$2,621	$442	$10,931	$13,994
Unrealized loss on marketable securities	—	—	41	41
Loss on financial derivative liability - Convertible Notes	—	—	(4,493)	(4,493)
Changes in US Warrants	—	—	7	7
Other non-operating expenses	—	—	(11,008)	(11,008)
Loss before taxes	$2,621	$442	$26,384	$29,447

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

		Exploration and
For the year ended December 31, 2023	Refinery	Evaluation[2]	Corporate and Other[2]	Total
Operating expenses
Consulting and professional fees	$69	$78	$4,512	$4,659
Exploration and evaluation expenditures	—	700	—	700
General and administrative and travel	156	3	2,236	2,395
Investor relations and marketing	—	—	633	633
Salaries and benefits	1,783	—	1,992	3,775
Share-based payments	—	—	1,821	1,821
Operating loss	$2,008	$781	$11,194	$13,983
Unrealized loss on marketable securities	—	—	(253)	(253)
Gain on financial derivative liability - Convertible Notes	—	—	6,683	6,683
Changes in US Warrants	—	—	1,243	1,243
Other non-operating expenses	—	—	(6,472)	(6,472)
Impairment	(51,884)	—	—	(51,884)
Loss before taxes	$53,892	$781	$9,993	$64,666

		Exploration and	Corporate and
For the year ended December 31, 2022 (Restated)	Refinery	Evaluation[2]	Other [2]	Total
Operating expenses
Consulting and professional fees	$47	$3	$2,679	$2,729
Exploration and evaluation expenditures	—	3,416	12	3,428
General and administrative and travel	138	10	1,777	1,925
Investor relations and marketing	—	—	1,000	1,000
Refinery, engineering and metallurgical studies	2,349	—	—	2,349
Refinery, permitting and environmental expenses	128	—	—	128
Salaries and benefits	655	—	3,258	3,913
Share-based payments	—	—	1,282	1,282
Operating loss	$3,317	$3,429	$10,008	$16,754
Unrealized loss on marketable securities	—	—	(589)	(589)
Gain on financial derivative liability - Convertible Notes	—	—	27,686	27,686
Changes in US Warrants	—	—	1,531	1,531
Other non-operating income	—	—	677	677
(Loss) income before taxes	$(3,317)	$(3,429)	$19,297	$12,551

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

(b)  Segmented assets and liabilities for the years ended December 31, 2024, 2023 and 2022:

	Total Assets			Total Liabilities
As at December 31,	2024	2023	2022 [2]	2024	2023	2022 [2]
Refinery	$52,434	$59,701	$91,316	$3,707	$8,935	$17,723
Exploration and Evaluation [1]	93,276	85,741	87,765	87	75	120
Corporate and Other	5,737	3,250	8,443	83,335	56,384	43,172
	$151,447	$148,692	$187,524	$87,129	$65,394	$61,015

1 Total non-current assets comprising of exploration and evaluation assets in the amount of $93,200 ( December 31, 2023 - $85,634 and December 31, 2021 - $87,765) are located in Idaho, USA. All other asses are located in Canada.

2 The Company has reclassified the Exploration and Evaluation assets, liabilities, and results from the Corporate and Other category and comparatives have been updated to reflect this change.

23.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common. The Company paid and/or accrued during the year ended December 31, 2024, 2023 and 2022, following fees to management personnel and directors.

	December 31,	December 31,	December 31,
	2024	2023	2022

Management	$2,067	$2,194	$2,751
Directors	175	158	154
	$2,242	$2,352	$2,905

During the year ended December 31, 2024, the Company had share-based payments made to management and directors of $1,422 ( December 31, 2023 - $1,258 and December 31, 2022 - $620).

As at December 31, 2024, the accrued liabilities balance for related parties was $161 ( December 31, 2023 - $78 and December 31, 2022 - $389), which relates mainly to year end compensation accruals.

24.	Subsequent Events

(a)

Subsequent to December 31, 2024, the Company granted 125,000 stock options at an exercise price of $2.60 that will vest in two equal tranches on the first and second anniversaries of the grant date over a two year period.

(b)

Subsequent to December 31, 2024, the Company entered into an agreement with the holders of its senior secured debt that enhances the Company’s financial flexibility. Under this agreement, lenders have agreed to defer all interest payments until February 15, 2027, allowing Electra to invest its capital towards completing its cobalt refinery rather than debt servicing.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(expressed in thousands of Canadian dollars)

The agreement, entered into on March 5, 2025, covers all outstanding 8.99% 2028 Notes and 12% 2027 Notes, collectively referred to as the “Notes”. As consideration for this deferral, Electra will pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes, calculated on the principal amounts of the Notes. All deferred interest, including deferred amounts of additional interest, will accrue interest at the applicable stated rate of interest borne by the applicable series of Notes. All deferred interest (including all interest thereon) will become payable immediately if an event of default occurs under the applicable note indenture prior to February 15, 2027.

(c)

Subsequent to December 2024, on March 21, 2025, the Company announced receipt of a Letter of Intent (“LOI”) for proposed funding of $20,000. The LOI was provided to the Company by the Federal Government and is non-binding. While discussions between the parties are ongoing, there is no guarantee or assurance that final agreements will be reached and/or funding will be provided to the Company.

(d)

Subsequent to December 31, 2024, on April 14, 2025, the Company closed the final tranche of its oversubscribed non-brokered private placement raising aggregate gross proceeds of approximately US$3.500 (the “Offering”).

The Offering closed in two tranches, the first occurring on April 3, 2025, and the second occurring on the date hereof. An aggregate of 3,125,000 units of the Company (each, a “Unit”) were issued at a price of US$1.12 per Unit under the Offering. Each Unit consists of one common share in the capital of the Company (“Common Shares”) and one transferable common share purchase warrant (each, a “Warrant”), with each warrant entitling the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date. The net proceeds raised from the Offering will be used to advance the Company’s Refinery project site in Temiskaming Shores, Ontario and for general corporate purposes.

Each of Trent Mell, Chief Executive Officer of the Company (purchased 20,000 Units), Marty Rendall, Chief Financial Officer of the Company (purchased 20,000 Units), John Pollesel, a director of the Company (purchased 10,000 Units), Alden Greenhouse, a director of the Company (purchased 5,000 Units), Heather Smiles, Vice President, Investor Relations & Corporate Development of the Company (purchased 3,500 Units), Mark Trevisiol, Vice President, Project Development of the Company (purchased 2.500 Units), and Michael Insulan, Vice President, Commercial of the Company (purchased 5,000 Units) participated in the Offering.

In connection with the closing of the Offering, the Company paid an aggregate of US$219,447 in cash finders fees and issued 183,333 non-transferrable finders warrants (each, a “Finders Warrant”) to eligible finders in respect of subscriptions for Units referred by such finders. Each Finders Warrant is exercisable to acquire one Common Share (a “Finders Warrant Share”) at an exercise price of US$1.12 per Finder’s Warrant Share until October 14, 2026.