Form 20-F/A
period 2024-12-31
Electra Battery Materials Corp
filed 2025-05-01
CIK 1907184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on April 23, 2025. The purpose of this Form 20-F/A is to amend the Independent Auditor’s Report of MNP LLP, included in Item 18, Financial Statements. Specifically, the Independent Auditor’s Report of MNP LLP  now clarifies that the effect of the share consolidation as described in Note 17 to the 2022 consolidated financial statements has been audited at April 23, 2025.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above or herein. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

PART III

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
1.2

Certificate of Amendment to the Articles of Incorporation of Electra Battery Materials Corporation, dated December 6, 2021 (incorporated herein by reference to exhibit 4.2 to the Company’s Form S‑8 (File No. 333‑264589) filed with the SEC on April 29, 2022)

1.3

Certificate of Amendment to the Articles of Incorporation of Electra Battery Materials Corporation dated November 17, 2022 (incorporated herein by reference to exhibit 1.3 to the Company’s Form 20-F filed May 16, 2024)

1.4

Certificate of Amendment to the Articles of Incorporation of Electra Battery Materials Corporation dated December 31, 2024 (incorporated herein by reference to exhibit 1.4 to the Company’s Form 20-F filed April 23, 2025)

1.5	By Laws of Electra Battery Materials Corporation (incorporated herein by reference to exhibit 4.3 to the Company’s Form S‑8 (File No. 333‑264589) filed April 29, 2022)
2.1	Description of Securities (incorporated herein by reference to exhibit 2.1 to the Company’s Form 20-F filed May 16, 2024)
2.2

Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated November 15, 2022 (incorporated herein by reference to exhibit 99.1 to the Company’s Form 6‑K filed November 15, 2022)

2.3

Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated February 13, 2023 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6‑K filed February 14, 2023)

2.4

First Supplemental Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated January 12, 2024 (incorporated herein by reference to exhibit 2.4 to the Company’s Form 20-F filed April 23, 2025)

2.5

Second Supplemental Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated November 27, 2024 (incorporated herein by reference to exhibit 2.5 to the Company’s Form 20-F filed April 23, 2025)

2.6

Indenture, dated as of February 13, 2023, for Convertible Senior Secured Notes due 2028, by and between, Electra Battery Materials Corporation, the Guarantors Party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6‑K filed February 14, 2023)

2.7

Supplemental Indenture, dated as of November 27, 2024, for Convertible Senior Secured Notes due 2028, by and between, Electra Battery Materials Corporation, the Guarantors Party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee (incorporated herein by reference to exhibit 2.7 to the Company’s Form 20-F filed April 23, 2025)

2.8

Limited Waiver, dated as of February 27, 2024, by and among Electra Battery Materials Corporation, certain Holders of the Company’s Convertible Senior Secured Notes due 2028, and GLAS Trust Company, LLC, as Trustee for the Holders (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K filed February 28, 2024)

2.9

Limited Waiver, dated as of August 14, 2024, by and among Electra Battery Materials Corporation, certain Holders of the Company’s Convertible Senior Secured Notes due 2028, and GLAS Trust Company, LLC, as Trustee for the Holders (incorporated herein by reference to exhibit 2.9 to the Company’s Form 20-F filed April 23, 2025)

2.10

Limited Waiver, dated as of November 27, 2024, by and among Electra Battery Materials Corporation, certain Holders of the Company’s Convertible Senior Secured Notes due 2028, and GLAS Trust Company, LLC, as Trustee for the Holders (incorporated herein by reference to exhibit 2.10 to the Company’s Form 20-F filed April 23, 2025)

2.11

Warrant Indenture, dated as of November 27, 2024, by and between Electra Battery Materials Corporation and TSX Trust Company (incorporated herein by reference to exhibit 2.11 to the Company’s Form 20-F filed April 23, 2025)

2.12

Equity Subscription Agreement, entered into on November 25, 2024, by and among Electra Battery Materials Corporation and the Subscriber named thereto (incorporated herein by reference to exhibit 2.12 to the Company’s Form 20-F filed April 23, 2025)

2.13

Convertible Note Subscription Agreement, entered into on November 25, 2024, by and among Electra Battery Materials Corporation and the Subscriber named thereto (incorporated herein by reference to exhibit 2.13 to the Company’s Form 20-F filed April 23, 2025)

2.14

Indenture, dated as of November 27, 2024, for 12.00% Convertible Senior Secured Notes due 2027, by and among Electra Batter Materials Corporation, the Guarantors Party thereto, and GLAS Trust Company, LLC, as Trustee and Collateral Trustee (incorporated herein by reference to exhibit 2.14 to the Company’s Form 20-F filed April 23, 2025)

8.1	Subsidiaries of the Company (incorporated herein by reference to exhibit 8.1 to the Company’s Form 20-F filed May 16, 2024)
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to exhibit 11.1 to the Company’s Form 20-F filed May 16, 2024)
11.2	Insider Trading Policy (incorporated herein by reference to exhibit 11.2 to the Company’s Form 20-F filed April 23, 2025)
12.1*	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Executive Officer
12.2*	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Management Discussion and Analysis of the Company for the year ended December 31, 2024 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K filed March 31, 2025)
15.2	Management Discussion and Analysis of the Company for the year ended December 31, 2023 (incorporated by reference to exhibit 99.2 to the Company’s Form 6-K filed May 14, 2024)
15.3	Audit Committee Charter (incorporated herein by reference to exhibit 15.3 to the Company’s Form 20-F filed April 23, 2025)
15.4	Compensation, Governance and Nominating Committee Charter (incorporated herein by reference to exhibit 15.4 to the Company’s Form 20-F filed May 16, 2024)
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

15.7*	Consent of independent registered public accounting firm, MNP LLP, Charted Professional Accountants (PCAOB ID: 1930)
15.8*	Consent of independent registered public accounting firm, KPMG LLP (PCAOB ID: 85)
15.9	Consent of Norda Stelo Inc. (formerly Innovexplo Inc.) (incorporated herein by reference to exhibit 15.9 to the Company’s Form 20-F filed April 23, 2025)
15.10	Consent of Martin Perron, P.Eng. (incorporated herein by reference to exhibit 15.10 to the Company’s Form 20-F filed April 23, 2025)
15.11	Consent of Marc R. Beauvais, P.Eng. (incorporated herein by reference to exhibit 15.11 to the Company’s Form 20-F filed April 23, 2025)
15.12	Consent of Eric Kinnan, P.Geo (incorporated herein by reference to exhibit 15.12 to the Company’s Form 20-F filed April 23, 2025)
15.13	Consent of Soutex Inc. (incorporated herein by reference to exhibit 15.13 to the Company’s Form 20-F filed April 23, 2025)
15.14	Consent of Pierre Roy, P.Eng. (incorporated herein by reference to exhibit 15.14 to the Company’s Form 20-F filed April 23, 2025)
15.15	Letter from KPMG LLP, as the Company’s former independent registered public accountant (incorporated herein by reference to exhibit 15.15 to the Company’s Form 20-F filed May 16, 2024)
97.1	Clawback Policy (incorporated herein by reference to exhibit 97.1 to the Company’s Form 20-F filed May 16, 2024)
101*	The following materials from the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 2024, formatted in Inline eXtensible Business Reporting Language (iXBRL):
Independent Auditor’s Report of MNP LLP, dated March 28, 2025 and April 23, 2025;
Independent Auditor’s Report of KPMG LLP, dated April 4, 2023;
Consolidated Statements of Financial Position for the years ended December 31, 2024 and 2023;
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024, 2023 and 2022;
Consolidated Statements of Changes in Shareholders Equity (Deficiency) for the years ended December 31, 2024, 2023 and 2022;
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022;
Notes to the Consolidated Financial Statements
104**	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

*	Filed herewith.
**	Previously filed with the Original Filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Electra Battery Materials Corporation

/s/ Trent Mell
	By:	Trent Mell
	Title:	President & Chief Executive Officer

Date: April 30, 2025

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

We have also audited the effects of the adjustments to retrospectively apply the change in segment composition as described in Note 22 and the effect of the share consolidation as described in Note 17 to the 2022 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements taken as a whole.

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

Chartered Professional Accountants

Licensed Public Accountants

March 28, 2025, except for the subsequent events

described in Note 24 and Note 17 as it relates to the share

consolidation in 2022, as to which the date is April 23, 2025

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