Form 20-F/A
period 2024-12-31
Electra Battery Materials Corp
filed 2025-07-28
CIK 1907184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F/A

(Amendment No. 2)

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

Commission file number: 000‑41356

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,836,072.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by ☒ the International Accounting Standards Board	Other ☐

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

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F (the “Amendment No. 2”) amends the annual report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) of Electra Battery Materials Corporation (the “Company”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2025 (the “Original Filing”), and was first amended on May 1, 2025 (“Amendment No. 1”).

The purpose of this Amendment No. 2 is to (i) amend and replace Part II - Item 15. Controls and Procedures of the Annual Report, (ii) to amend the “Report of Management’s Accountability,” presented in Part III, Item 18 of the Original Filing, and (iii) to amend exhibits 12.1 and 12.2, with the amended exhibits 12.1 and 12.2 superseding and replacing the exhibits made with the Original Filing and with Amendment No. 1. This Amendment No. 2 does not reflect events occurring after the filing of the Original Filing and does not modify or update the disclosure therein in any way except as described above. Accordingly, this Amendment should be read in conjunction with the Original Filing, Amendment No. 1 and the Company’s other filings with the SEC.

i

TABLE OF CONTENTS

ii

PART II

ITEM 15.         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rule 13a‑15(e) and Rule 15d‑15(e) under the Exchange Act) was carried out by the Company’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon their evaluation, the Company’s CEO and CFO concluded that, during the first three quarters of the fiscal year ended December 31, 2024, there were material weaknesses in the Company’s disclosure controls and procedures.

Management identified the following material weaknesses:

i.

An ineffective control environment resulting from the combination of an insufficient number of trained financial reporting and accounting personnel with the appropriate skills and knowledge regarding the design, implementation, and operation of internal control over financial reporting.

ii.

Management had not designed or implemented a control monitoring process necessary to identify control weaknesses and remediations in a timely manner necessary to ensure the reliability of its internal control over financial reporting.

iii.	Control deficiencies in procurement and payment resulting from a lack of formal processes and inconsistent receiving processes at the Company’s refinery project.

During each of the third and fourth fiscal quarters of the fiscal year ended December 31, 2024, the Company improved its disclosure controls and procedures such that, by December 31, 2024, the Company’s CEO and CFO no longer identified material weaknesses. However, while recognizing the improvements that had been made to the disclosure controls and procedures, the Company’s CEO and CFO concluded that significant deficiencies in the disclosure controls and procedures remained as at December 31, 2024.

As a consequence, the disclosure controls and procedures were not effective to ensure that (i) information required to be disclosed in reports that the Company files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Company’s CEO and CFO, to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) (as such term is defined in Rule 13a‑15(f) and Rule 15d‑15(f) under the Exchange Act) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In designing and evaluating the Company’s ICFR, the Company’s management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s ICFR as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon their evaluation, the Company’s CEO and CFO have concluded that, during the first three quarters of the fiscal year ended December 31, 2024 (from January 1, 2024 through September 30, 2024), there were material weaknesses in the internal control over financial reporting. Similar to the material weaknesses outlined jn Disclosure Controls and Procedures, outlined above, material weaknesses in the internal control over financial reporting included (i) an ineffective control environment resulting from the combination of an insufficient number of trained financial reporting and accounting personnel, (ii) lack of a control monitoring process necessary to identify weaknesses and (iii) deficiencies in the procurement, payment and receiving processes resulting from a lack of formal processes at the Company’s refinery project. During the second half of the fiscal year ended December 31, 2024 (July 1, 2024 through December 31, 2024), the Company improved its internal control over financial reporting such that, by December 31, 2024, the Company’s CEO and CFO no longer identified material weaknesses. However, while recognizing the improvements that had been made to the internal control over financial reporting, the Company’s CEO and CFO concluded that significant deficiencies in the internal control over financial reporting remained as at the end of the year on December 31, 2024.

As a consequence, the Company’s internal control over financial reporting was not effective as of December 31, 2024.

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

Changes in Internal Control over Financial Reporting

The Company’s CEO and CFO are responsible for designing internal control over financial reporting or causing it to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Although substantial progress has been made strengthening internal control over financing reporting during the fourth quarter of fiscal 2024, management acknowledges that it has identified certain significant deficiencies in ICFR as at the end of the fiscal year on December 31, 2024. These deficiencies are not uncommon for an early-stage, pre-revenue company with a small finance team and limited resources. Like many small companies at a similar stage of development, the Company has not yet implemented the full suite of systems, processes, and personnel typically found in more mature organizations. Management continues to assess and enhance its internal control as the company scales and transitions toward commercial operations.

The Company’s CEO and CFO identified the following areas where material improvements were made during the fourth quarter of fiscal 2024.

●	Control Environment

o

The Company increased the number of trained financial reporting and accounting personnel with the appropriate skills and knowledge regarding the design, implementation, and operation of internal controls over financing reporting.

●	Control Monitoring Process

o	The Company implemented a control monitoring process to identify weaknesses in its ICFR.

●	Procurement, Payment and Receiving Processes

o	The Company improved reporting and receiving processes to ensure adherence to the Company’s policies at the Company’s refinery project.

The Company’s primary assets, including its hydrometallurgical refinery in Ontario, Canada and its cobalt exploration properties in Idaho, USA, are currently on care and maintenance. One or both of these assets are expected to become more active during fiscal 2025 and 2026, at which time, the Company intends to further enhance and improve its ICFR appropriately for such additional activities. Specific areas of focus are expected to be: (i) the control environment, including IT infrastructure and processes, and internal audit function; (ii) the control monitoring process; (iii) the payroll process; (iv) the property, plant and equipment process; and (v) the procurement, payment and receiving processes.

PART III

ITEM 18.         FINANCIAL STATEMENTS

Audited Annual Financial Statements as at December 31, 2022, 2023 and 2024:

Independent Auditor’s Report of MNP LLP, dated March 28, 2025, except for the subsequent events described in Note 24 and Note 17 as it relates to the share consolidation in 2022, as to which the date is April 23, 2025 (PCAOB ID: 1930);

Independent Auditor’s Report of KPMG LLP, dated April 4, 2023 (PCAOB ID: 85);

Consolidated Statements of Financial Position for the years ended December 31, 2024 and 2023;

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024, 2023 and 2022;

Consolidated Statements of Changes in Shareholder Equity (Deficiency) for the years ended December 31, 2024, 2023 and 2022;

Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022;

Notes to the Consolidated Financial Statements.

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

1.4†	Certificate of Amendment to the Articles of Incorporation of Electra Battery Materials Corporation dated December 31, 2024
1.5	By Laws of Electra Battery Materials Corporation (incorporated herein by reference to exhibit 4.3 to the Company’s Form S‑8 (File No. 333‑264589) filed April 29, 2022)
2.1	Description of Securities (incorporated herein by reference to exhibit 2.1 to the Company’s Form 20-F filed May 16, 2024)
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

2.4†	First Supplemental Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated January 12, 2024
2.5†	Second Supplemental Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated November 27, 2024
2.6

Indenture, dated as of February 13, 2023, for Convertible Senior Secured Notes due 2028, by and between, Electra Battery Materials Corporation, the Guarantors Party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6‑K filed February 14, 2023)

2.7†

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

2.9†

Limited Waiver, dated as of August 14, 2024, by and among Electra Battery Materials Corporation, certain Holders of the Company’s Convertible Senior Secured Notes due 2028, and GLAS Trust Company, LLC, as Trustee for the Holders

2.10†

Limited Waiver, dated as of November 27, 2024, by and among Electra Battery Materials Corporation, certain Holders of the Company’s Convertible Senior Secured Notes due 2028, and GLAS Trust Company, LLC, as Trustee for the Holders

2.11†	Warrant Indenture, dated as of November 27, 2024, by and between Electra Battery Materials Corporation and TSX Trust Company
2.12†	Equity Subscription Agreement, entered into on November 25, 2024, by and among Electra Battery Materials Corporation and the Subscriber named thereto
2.13†	Convertible Note Subscription Agreement, entered into on November 25, 2024, by and among Electra Battery Materials Corporation and the Subscriber named thereto
2.14†

Indenture, dated as of November 27, 2024, for 12.00% Convertible Senior Secured Notes due 2027, by and among Electra Batter Materials Corporation, the Guarantors Party thereto, and GLAS Trust Company, LLC, as Trustee and Collateral Trustee

8.1	Subsidiaries of the Company (incorporated herein by reference to exhibit 8.1 to the Company’s Form 20-F filed May 16, 2024)
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to exhibit 11.1 to the Company’s Form 20-F filed May 16, 2024)
11.2†	Insider Trading Policy
12.1*	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Executive Officer
12.2*	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Financial Officer
13.1†	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2†	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Management Discussion and Analysis of the Company for the year ended December 31, 2024 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K filed March 31, 2025)
15.2	Management Discussion and Analysis of the Company for the year ended December 31, 2023 (incorporated by reference to exhibit 99.2 to the Company’s Form 6-K filed May 14, 2024)
15.3†	Audit Committee Charter
15.4	Compensation, Governance and Nominating Committee Charter (incorporated herein by reference to exhibit 15.4 to the Company’s Form 20-F filed May 16, 2024)
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

15.7*	Consent of independent registered public accounting firm, MNP LLP, Charted Professional Accountants (PCAOB ID: 1930)
15.8*	Consent of independent registered public accounting firm, KPMG LLP (PCAOB ID: 85)
15.9†	Consent of Norda Stelo Inc. (formerly Innovexplo Inc.)
15.10†	Consent of Martin Perron, P.Eng.
15.11†	Consent of Marc R. Beauvais, P.Eng.
15.12†	Consent of Eric Kinnan, P.Geo
15.13†	Consent of Soutex Inc.
15.14†	Consent of Pierre Roy, P.Eng.
15.15	Letter from KPMG LLP, as the Company’s former independent registered public accountant (incorporated herein by reference to exhibit 15.15 to the Company’s Form 20-F filed May 16, 2024)
97.1	Clawback Policy (incorporated herein by reference to exhibit 97.1 to the Company’s Form 20-F filed May 16, 2024)

101*	The following materials from the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 2024, formatted in Inline eXtensible Business Reporting Language (iXBRL):
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

_____________________________

*         Filed herewith.

†         Previously Filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Electra Battery Materials Corporation

/s/ Trent Mell
	By:	Trent Mell
	Title:	President & Chief Executive Officer

Date: July 25, 2025

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

During the first 3 quarters of the fiscal year 2024, management identified material weaknesses in the internal controls over financial reporting and disclosure controls and procedures. During each of the third and fourth fiscal quarters of the fiscal year ended December 31, 2024, the Company improved its internal controls over financial reporting such that, as at December 31, 2024, management no longer identified material weaknesses. However, while recognizing the improvements, management concluded that significant deficiencies in the internal controls over financial reporting and disclosure controls and procedures remained at December 31, 2024. As a consequence, the Company had ineffective controls activities related to the design of process level and financial statement close controls.

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

July 25, 2025

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