Form 20-F
period 2025-12-31
Electra Battery Materials Corp
filed 2026-03-30
CIK 1907184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Trent Mell

Electra Battery Materials Corporation

133 Richmond Street W, Suite 602

Toronto, Ontario, M5H 2L3

Telephone: (416) 900-3891

Email: info@electrabmc.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 103,738,330.

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

As used in this Annual Report on Form 20‑F (this “Annual Report”), the terms “Mineral Reserves,” “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource,” and “Inferred Mineral Resource” and any grammatical variations thereof are based on the definitions of such terms set forth in Subpart 1300 of Regulation S-K (“S-K 1300”).

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

This Annual Report (including the consolidated audited financial statements for the years ended December 31, 2025, 2024 and 2023 attached thereto, together with the auditors’ report thereon), and the exhibits thereto shall be deemed to be incorporated by reference as exhibits to (i) the Registration Statement of the Company on Form S-8 (File No. 333-264589), (ii) the Registration Statement of the Company on Form F-3, as amended (File No. 333-288364) and (iii) the Registration Statement of the Company on Form F-3, as amended (File No. 333-291766), and to be a part thereof from the date on which this report was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward‑looking statements within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable securities laws in Canada (collectively, “forward-looking statements”). Forward-looking statements are based on management’s current expectations, estimates, assumptions and beliefs and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “indicate,” “seek,” “likely,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.

Forward-looking statements in this Annual Report include, but are not limited to, statements relating to:

●	the business and future activities of, and development related to, the Company after the date of this Annual Report;

●

the construction, completion, commissioning, ramp up, timing and commercial operation of the Refinery (as defined herein), including anticipated capital costs, execution schedules, mechanical completion, commissioning milestones, timelines and targeted commercial production dates;

●

the Company’s ability to complete remaining construction activities, obtain and maintain required permits and approvals, and successfully integrate engineering, procurement, construction and commissioning activities;

●	the availability, timing and terms of additional financing, including equity financings, debt financings, government funding, strategic investments and other capital sources;

●

the Company’s ability to comply with and satisfy applicable covenants, minimum liquidity requirements, repayment terms, conversion features, interest deferral arrangements and other obligations under the October 2025 Term Loan (as defined herein), and related credit and security documentation;

●	the Company’s ability to regain and/or maintain compliance with Nasdaq’s (as defined below) Minimum Bid Price Requirement (as defined herein) in light of its Deficiency Notice (as defined below);

●	the Company’s liquidity, cash runway, burn rate, working capital needs and ability to continue as a going concern;

●

the expected benefits, timing and outcomes of government funding, loans, contributions and non-binding term sheets, including from Canadian and U.S. government entities, and the satisfaction of any conditions thereto;

●	the sourcing, availability, quality and pricing of cobalt hydroxide and other feedstock, including reliance on third party suppliers and supply agreements;

●

the Company’s battery materials recycling strategy, including black mass processing, recoveries, product quality, scalability, economics, commercialization timing and the development of standalone or adjacent recycling facilities;

●	expectations as to the extension of the Company’s black mass processing and recovering activities;

●

anticipated operating costs, production volumes, product specifications, recoveries, revenues and margins at the Refinery, including the ability to achieve sustained commercial operations following commissioning;

●	expectations regarding demand for battery grade cobalt sulfate and other battery materials, including demand driven by electric vehicle adoption and energy storage markets;

the Company’s mineral exploration, development and evaluation activities, including expectations regarding mineral resources, future drilling, metallurgical testing, studies and potential advancement of the Iron Creek Project (as defined herein);

●

the performance, timing and enforceability of commercial arrangements, supply, offtake and tolling agreements with third parties, including, but not limited to, the memorandum of understanding with Three Fires (as defined below), the Cobalt Supply Agreement (as defined below), commercial agreements with LG Energy Solution (“LGES”), the Stratton Offtake Agreement and the Glencore Offtake Agreement (each, as defined below);

●	commodity prices, foreign exchange rates, inflation, interest rates and broader macroeconomic and geopolitical conditions;

●	the Company’s ability to retain key personnel, manage contractors and suppliers, and execute complex projects; and

●	the Company’s business strategy, growth plans, capital markets activities and future development initiatives.

The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below, including statements relating to the Company’s business, operations and future activities of, and development related to, the Company, including the ability of the Company to continue as a going concern, the Company’s ability to generate revenue, manage cash flows and meet ongoing liquidity requirements; the availability, timing and terms of additional financing including equity and debt financings, at-the-market offerings and government funding; debt service obligations, anticipated burn rate and operating expenditures; planned exploration and development programs and expenditures; plans to process black mass material and the ability to recover high value elements therefrom; expectations as to the timing of commissioning of equipment and the Refinery (as defined below); expectations as to the extension of the Company’s black mass processing and recovering activities; the memorandum of understanding with Three Fires; the Cobalt Supply Agreement; commercial agreements with LGES and other parties; the offtake agreement  with Stratton Metal Resources Limited (the “the Stratton Offtake Agreement”); the offtake agreement with Glencore plc (the “Glencore Offtake Agreement”);the results of the Refinery and black mass reviews; timelines and milestones with respect to the Refinery; anticipated expenditures and programs at the Refinery and Iron Creek Project (as defined below); the results of any scoping study of an integrated nickel sulfide processing facility; the amount of battery-grade cobalt to be produced by the Temiskaming Shores planned cobalt sulfate refinery and construction thereof; the impact of any health pandemics on the Company; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration; Electra’s ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of Electra; future development plans; the obligations of the Company and its subsidiaries in connection with the Note Offerings (as defined below) and its various government loans and obligations under the October 2025 Term Loan; and currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements. In particular, forward-looking information in this Annual Report includes, but is not limited to, statements with respect to future events and is subject to certain risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, performance, or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, you should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors” in Item 3.D. of this Annual Report, and economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the ability to extract valuable elements from black mass; general expectations with respect to the development of the Refinery (as defined below) including commodity prices with respect to its development; the state of the electric vehicle (“EV”) market; the future price and supply of cobalt; anticipated costs of, and the Company’s ability to fund its operations; the Company’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Company’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters; the impact of U.S. legislative and regulatory policies; the impact of ongoing international conflict; inflationary pressures; the Company’s ability to comply with its obligations in connection with the October 2025 Term Loan;  the Company’s ability to obtain financing as and when required and on reasonable terms; and certain other risk factors identified in our reports filed from time to time with the SEC (as defined below).

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

3.C.        Reasons for the Offer and Use of Proceeds

Not required.

3.D.        Risk Factors

Following is a list of risks that the Company faces in its normal course of business. These are factors which, individually or in the aggregate, we think could cause our actual results to differ significantly from anticipated or historical results. The risks and uncertainties set out below are not exhaustive and are not the only ones the Company is facing. There are additional risks and uncertainties that the Company does not currently know about or that the Company currently considers immaterial which may also impair the Company’s business operations and cause the price of the Company’s common shares, such common shares being without par value (the “Common Shares”) to decline. If any of the following risks actually occur, the Company’s business may be harmed and the Company’s financial condition and results of operations may suffer significantly. Investors should carefully consider the risk factors set out below and consider all other information contained herein and in the Company’s other public filings before making an investment decision. The risks set out below are not an exhaustive list and should not be taken as a complete summary or description of all the risks associated with the Company’s business. Additionally, investors should not interpret the disclosure of a risk to imply that the risk has not already materialized.

Risks Related to the Company’s Financial Position and the Need for Additional Capital

The Company has a history of operating losses, which may continue for the foreseeable future and our auditors have indicated that recurring losses and negative cash flows from operations raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has suffered recurring losses from operations, has a net working capital deficiency and will require additional financing to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase required feedstock before the Refinery enters its operating phase and remain in compliance with the minimum liquidity covenant under the October 2025 Term Loan. There can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

The Company has not generated any revenue to date, has negative cash flow, and may never be profitable.

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

Until we can generate a sufficient amount of revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through a combination of public and private debt and/or equity offerings. If sufficient funds on acceptable terms are not available when needed, or at all, we could be forced to significantly reduce operating expenses and delay, scale back or eliminate one or more of our programs or our business operation.

The Company is actively pursuing various alternatives which may include equity and debt financing to increase its liquidity and capital resources. The Company will require a working capital facility to cover the feedstock purchase cycle through to the sale of final cobalt sulfate. The Company is in discussions with various parties on alternatives to finance the funding of feedstock purchases. The Company will also require additional financing to advance the Refinery, which is key to the Company’s long-term plans and financial success.

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

The Company has future obligations to pay interest and principal related to the October 2025 Term Loan. The Company is subject to a minimum reportable cash balance requirement of US$15,000,000 until it secures signed, binding commitments of at least C$20,000,000 from the Government of Canada and C$17,500,000 from the Government of Ontario, after which the Company must maintain a minimum reportable cash balance of US$2,000,000.

Starting in 2028, repayment of the interest-free government loan payables is scheduled to begin in 19 equal installments.

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

The Company has debt service obligations arising from its October 2025 Term Loan, which include ongoing coupon payments and payment of principal at maturity. In the event the Refinery construction is not completed as planned or sufficient cash flow from Refinery operations is not generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. In this event, the assets pledged may be transferred to the lenders. There can be no assurance that Refinery cash flows will be sufficient to meet future debt service obligations.

Raising additional capital may cause dilution to shareholders, restrict the Company’s operations or require it to relinquish substantial rights.

To the extent that the Company raises additional capital through the sale of equity or debt securities, its capital structure will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect the rights of common shareholders. Debt financing, if available at all, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends. The Company cannot assure you that it will be able to obtain additional funding if and when necessary. If the Company is unable to obtain adequate financing on a timely basis, it could be required to delay, scale back or eliminate one or more of its programs or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Commodity prices may not support corporate profit or operations.

The prices of commodities vary on a daily basis and is intensely competitive. Even if commercial quantities of minerals are discovered and developed, a profitable market may not exist for the sale of same. Price volatility could have dramatic effects on the results of operations and the ability of the Company to execute its business plan. The price of cobalt materials may also be reduced by the discovery of new cobalt deposits, which could not only increase the overall supply of cobalt (causing downward pressure on its price), but could draw new firms into the cobalt industry which would compete with the Company. The Company’s refinery business plan is currently based on toll processing, however, future business planning may involve both buying cobalt products and selling cobalt products, whereby ultimate economics would be significantly impacted by market commodity prices.

Additionally, factors beyond the control of the Company may affect the marketability of any minerals discovered. The prices of natural resources are volatile over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it may have a negative effect on the Company’s financial condition or require the Company to cease operations altogether.

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

Risks Related to Our Operations

The Cobalt Supply Agreement is not a definitive agreement, and there is no guarantee the agreement will result in cobalt sales.

The Company’s commitment on key commercial terms for a multi-year agreement, as first announced on September 22, 2022, to supply battery-grade cobalt to LGES, a leading global manufacturer of lithium-ion batteries for EVs (the “Cobalt Supply Agreement”) is an agreement with respect to key commercial terms on which the parties intend to enter into a definitive supply agreement, not a definitive agreement with respect to the provision of cobalt to LGES for cash. Until a definitive agreement exists, there is no enforceable or binding obligation on either party to purchase or deliver cobalt. Entering into a definitive agreement is subject to a number of conditions and factors, not all of which are in the Company’s control. If a definitive agreement is not entered into with respect to cobalt supply with LGES on the terms described in the Cobalt Supply Agreement, or on terms different than those expressed therein, the Company will need to seek out additional customers for the purchase of cobalt sourced from the Refinery, and there may be other negative effects on the Company and on the value of the Common Shares.

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

In addition, negative public perceptions regarding the suitability of lithium-based batteries, or any future death, personal injury or property damage involving lithium-based batteries, such as in connection with an electric vehicle or other fire, could seriously harm our business and reputation.

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

On February 4, 2026, the Company announced the resignation of its Chief Financial Officer (“CFO”) Marty Rendall at the end of February to pursue another executive opportunity, and announced that David Allen, who previously served as Electra’s CFO for 2024, would return as Interim CFO effective February 28, 2026, while a formal search for a permanent successor is underway.

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

Global economic and geopolitical conditions continue to be characterized by heightened uncertainty and volatility. Recent years have seen increased instability arising from a combination of factors, including shifting domestic and international political dynamics, ongoing armed conflicts, such as those in Ukraine, the Gaza Strip and Iran, and geopolitical tensions, disruptions in the global banking sector, inflationary pressures, elevated interest rates, climate related events, and other natural disasters. While the acute phase of the COVID‑19 pandemic has largely subsided, the potential for future pandemics, epidemics, or the emergence of new variants cannot be ruled out.

These developments have contributed, and may continue to contribute, to volatility in global financial markets, supply chain disruptions, fluctuating consumer demand, and increased costs across a range of inputs. The Company may be affected by factors beyond its control, including changes in currency exchange rates, trade and tariff regimes, sanctions or embargoes, transportation availability and costs, import and export restrictions, security risks, and broader political or social unrest. Such conditions may also impact commodity pricing and availability, access to capital and financing on acceptable terms, and the cost and timing of equipment procurement, construction, and other operational activities.

Any sustained or heightened period of global instability or adverse macroeconomic conditions could negatively affect the Company’s ability to conduct its operations as planned, execute its business strategy, and obtain financing or capital on terms acceptable to the Company, which in turn could have a material adverse effect on its business, financial condition, and results of operations.

Changes in U.S. legislative and regulatory policies under the current administration may negatively impact our business, our industry, markets and global economic conditions.

The current U.S. administration previously significantly increased tariffs on U.S. imports. In 2026, the current U.S. presidential administration has continued to threaten the enactment of additional tariffs on Canada that are as high as 100%. These tariffs have been in many cases amended, postponed, or changed in other ways since their initial announcements, including a subsequent exemption for goods compliant with the United States-Mexico-Canada Agreement (USMCA), which the U.S. presidential administration is reportedly considering pulling out of. Although the United States Supreme Court recently struck down many of the administration’s tariffs as unconstitutional, the administration has responded by initiating investigations under the Trade Act of 1974 against certain countries, including Canada, with a goal of reimposing the tariffs through alternate means. This has resulted in uncertainty over the quantum and duration of tariffs, and this lack of clarity has made it difficult to manage and mitigate the impacts of tariffs. In response to these tariffs, other countries have limited their trade with the United States and have retaliated through their own restrictions and/or increased tariffs, among other actions. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada, which has been targeted by the current U.S. presidential administration and there is substantial uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Implementation by the U.S. government of new legislative or regulatory policies could impose additional costs on us, or otherwise negatively impact us, which may have a material adverse effect on our business, financial condition and operations. In addition, this uncertainty may adversely impact: (i) the ability of companies to transact business with companies such as us; (ii) global stock markets (including the TSXV (as defined below) and Nasdaq); and (iii) general global economic conditions. We continue to evaluate the evolving status of tariffs, retaliatory tariffs, and tariff countermeasures. All these factors are outside of our control, but may nonetheless lead us to adjust our strategy to compete effectively in global markets.

Inflationary pressures and rising interest rates could negatively affect the Company’s financial condition and results of operations.

Following the COVID-19 pandemic, the ongoing conflicts in the Ukraine, Iran and Gaza, the introduction of tariffs by the U.S. government and subsequent retaliatory tariffs and other events, the global economy has faced significant instability marked by increased inflation, rising interest rates and supply chain volatility. Global economic conditions could further deteriorate, and the economy may contract and enter into a recession. Additionally, future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability, natural disasters and outbreaks of medical endemic or pandemic issues. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment charges. Further, in such an event, the Company’s operations and financial condition could be adversely impacted.

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

The Company’s information technology systems and on-line activities, including its e-commerce websites, also may be subject to denial of service, malware or other forms of cyberattacks. While the Company has taken measures to protect against those types of attacks, those measures may not adequately protect its on-line activities from such attacks. If a denial-of-service attack or other cyber event were to affect the Company’s information technology systems, its business could be disrupted, it may lose sales or valuable data, and its reputation may be adversely affected. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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

Risks Related to Our Industry

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

There can be no assurances that any of the mineral resources stated in this Annual Report or published technical reports of the Company will be realized. Until a deposit is actually extracted and processed, the quantity of mineral resources or reserves, grades, recoveries and costs must be considered as estimates only. In addition, the quantity of mineral resources or reserves may vary depending on, among other things, product prices. Any material change in the quantity of mineral resources or reserves, grades, dilution occurring during mining operations, recoveries, costs or other factors may affect the economic viability of stated mineral resources or reserves. In addition, there is no assurance that mineral recoveries in limited, small scale laboratory tests or pilot plants will be duplicated by larger scale tests or during production. Fluctuations in cobalt prices, results of future drilling, metallurgical testing, actual mining and operating results, and other events subsequent to the date of stated mineral resources and reserves estimates may require revision of such estimates. Any material reductions in estimates of mineral resources or reserves could have a material adverse effect on the Company.

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

Mining operations and exploration activities are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, protection, and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic and radioactive substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and refining and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact decisions of the Company with respect to the exploration and development of properties such as the Iron Creek Project, the Refinery or the Cobalt Camp (as defined below), or any other properties in which the Company has an interest. The Company will be required to expend significant financial and managerial resources to comply with such laws and regulations. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies and practices, such as those affecting exploration and development of the Company’s properties could materially and adversely affect the results of operations and financial condition of the Company in a particular year or in its long-term business prospects.

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

The Company is subject to regulations concerning its supply chain and mineral sources

Upon commencement of operations at the Refinery, the Company expects to source a material portion of feedstock for the Refinery from Glencore plc (“Glencore”) and Eurasian Resources Group S.A.R.L (“ERG”). The Company reasonably expects Glencore and ERG to source a majority, if not all, of the cobalt for such feedstock from their mineral projects located in the DRC. In the past, the DRC has imposed and/or threatened to impose, cobalt export bans, quotas or curtailments. These measures could lead to increased costs and difficulties importing feedstock for the Refinery and may result in a material adverse effect on the Company and its operations.

On the Transparency International Corruption Perceptions Index, the DRC is ranked among the most highly corrupt countries in the world. Companies with operations or connections to the DRC have in the past and may in the future come under increased scrutiny from Canadian regulatory authorities with respect to the potential presence of forced labor in supply chains. While the Company does not currently, and does not expect to, have direct operations in the DRC, Canadian law nonetheless imposes due diligence obligations on an importer, which obligations include but are not limited to ensuring that imported goods are not produced in whole or in part through the use of forced labor. The consequences of the importation of goods that are produced with, or that contain any inputs that are produced with, forced labor include detention, seizure, forced destruction or re-exportation and/or forfeiture of the goods, administrative penalties, monetary penalties or criminal charges for the importer or its officers, directors or agents. The Company has taken reasonable steps to satisfy itself with respect to the origins of the Company’s feedstock in connection with the foregoing due diligence obligations, however any deemed failure by the Company to be deemed to have satisfied the onus of such due diligence obligations could have a material adverse effect on the Company and its operations. In addition, there have been recent unsuccessful attempts by legislators in Canada to pass legislation imposing greater obligations on companies to perform proactive supply chain due diligence in connection with forced labor. While the legislative efforts to this point have been unsuccessful, there can be no assurance that future efforts will continue to be unsuccessful. The passage of any such legislation could impose additional or enhanced due diligence obligations on the Company in connection with Electra’s supply chain, as well as enhanced penalties or enforcement measures, this may increase the time, effort and expense of conducting such due diligence investigations and in the event of any enforcement, result in a material adverse effect on the Company and its operations.

The Company’s development projects, including the Refinery, have experienced delays and cost increases, and may continue to be subject to further delays, cost overruns and execution risks.

As a result of the substantial expenditures involved in large-scale development projects, such projects are prone to material cost overruns versus budget, and actual timelines and costs may vary significantly from estimates for a variety of reasons, both within and beyond the control of the Company. In particular, the construction and recommissioning of the Refinery has experienced delays and cost increases relative to earlier expectations, including as a result of supply chain disruptions, inflationary pressures affecting labour, materials and equipment, damage to certain long-lead equipment during transportation, changes to project scope and sequencing, and the need to re-baseline engineering, scheduling and capital cost estimates.

Construction costs and timelines for the Refinery have been, and may continue to be, impacted by a wide variety of factors, many of which are beyond the Company’s control. These include, but are not limited to, weather conditions, site and ground conditions, availability and performance of contractors and suppliers, labour availability and productivity, delivery and installation of equipment, design refinements identified during construction, integration and commissioning of complex process systems, and the accuracy of cost and schedule estimates. While the Company has approved an updated construction budget and execution schedule and has recommenced construction activities, there can be no assurance that the Refinery will be completed within the currently anticipated budget or timeline, or that further re-baselining will not be required.

Project development schedules are also dependent on obtaining, maintaining and complying with governmental approvals, permits and amendments necessary for construction, commissioning and operation. The timing of such approvals, inspections and sign-offs is often beyond the control of the Company. Any delays in mechanical completion, commissioning, ramp‑up or the achievement of commercial production could increase capital costs, defer anticipated revenues, require additional financing and adversely affect the Company’s liquidity.

Failure to achieve anticipated construction milestones, commissioning timelines or cost estimates, or the occurrence of further delays or cost overruns, may adversely affect the Company’s ability to complete the Refinery as planned, advance the Iron Creek Project and other development initiatives, and ultimately generate sufficient cash flows to meet its obligations and execute its business plan. There is no assurance that the Company’s current estimates of time, cost or performance will be achieved.

Risks Related to an Investment in the Common Shares

The market price of our common shares is volatile.

Capital and securities markets have a high level of price and volume volatility, and the market price of our securities have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The market price of our Common Shares may continue to be volatile for the foreseeable future, and specifically may continue to fluctuate significantly in response to several factors, most of which we cannot control, including:

●	continued fluctuations in mineral or commodity prices;

●	macroeconomic developments in North America and globally;

●	actual or anticipated variations in our periodic operating results;

●	increases in market interest rates that lead investors of our Common Shares to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders; and

●	speculation in the media, online forums, or investment community.

Volatility in the market price of our Common Shares may prevent investors from being able to sell their Common Shares at or above their original purchase price. In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of the Company.

The Company has not previously, and may never, pay dividends. As a result, any return on investment may be limited to the value of our Common Shares.

The Company has never paid cash dividends on the Common Shares and does not currently expect to pay cash dividends in the future in favor of utilizing cash to support the development of the Company’s business. In addition, the October 2025 Credit Agreement (as defined below) restricts our ability to pay dividends while the October 2025 Term Loan (as defined below) is outstanding, subject to limited exceptions. Any future determination relating to the Company’s dividend policy will be made at the discretion of the Company’s Board of Directors and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements the Company may obtain or enter into, future prospects and other factors the Company’s Board of Directors may deem relevant at the time such payment is considered.

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

If the Company fails to satisfy the continued listing requirements of the Nasdaq Capital Market, such as corporate governance requirements or the Minimum Bid Price Requirement, the exchange may take steps to delist the Common Shares. Such a delisting may have a negative effect on the price of the Common Shares and would impair shareholders’ ability to sell or purchase its Common Shares when they wish to do so.

On September 21, 2023, we received a deficiency notice from Nasdaq (the “Deficiency Notice”) informing us that our Common Shares had failed to comply with the US$1.00 minimum bid price required for continued listing under Nasdaq Listing Rule 5550(a)(2) (“Minimum Bid Price Requirement”) based upon the closing bid price of our Common Shares for the 30 consecutive business days prior to the date of the Deficiency Notice. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were given 180 calendar days from September 21, 2023, or until March 19, 2024, to regain compliance with the Minimum Bid Price Requirement. On March 21, 2024, we announced that the Nasdaq Listing Qualifications Department granted our request for a 180-day extension to regain compliance with the Minimum Bid Price Requirement. On September 17, 2024, we received another notice of non-compliance from Nasdaq. We filed an appeal, which was heard on November 5, 2024, before an independent panel. The panel issued a written decision granting us until January 15, 2025 to regain compliance with the Minimum Bid Price Requirement. We held a special meeting of shareholders on December 20, 2024, at which we received shareholder approval to implement a reverse share split. We implemented the Reverse Split (as defined herein) on a one-for-four basis and our Common Shares began trading on a post-Reverse Split basis on January 2, 2025, after which we regained compliance with the Minimum Bid Price Requirement.

On March 16, 2026, the Company received a second Deficiency Notice indicating that it is not in compliance with the Minimum Bid Price Requirement. In accordance with Nasdaq rules, the Company has been granted an initial 180-day compliance period or until September 14, 2026, to regain compliance, which requires the closing bid price of its common shares to meet or exceed US$1.00 for a minimum of 10 consecutive business days. If necessary, the Company may be eligible for an additional 180-day compliance period and retains the option to implement a reverse stock split until its next annual meeting of shareholders, following shareholder authorization of a reverse stock split at a ratio of one (1) post-reverse split Common Share for up to three-and-a-half (3.5) pre-reverse split Common Shares at the Company’s October 15, 2025 special meeting of shareholders, subject to applicable approvals.

Over the past 30 trading days, the closing bid price of our Common Share on Nasdaq has ranged from US$0.86 to US$0.55 and was US$0.56 on March 26, 2026. If we are able to regain compliance with the Minimum Bid Price Requirement, the bid price of our Common Shares may still continue to trade under the minimum bid price in the future or further decline and trigger further Deficiency Notices for failure to meet the Minimum Bid Price Requirement.

We cannot guarantee that we will be able to regain compliance with the Minimum Bid Price Requirement or maintain such compliance on an ongoing basis. We cannot assure you that a reverse stock split, if the Company chooses to effect one, will increase the market price of our Common Shares sufficiently to meet Nasdaq’s Minimum Bid Price Requirement, or that we will remain in compliance with other continued listing requirements of Nasdaq.

Our Common Shares may be delisted if we do not regain compliance with the Minimum Bid Price Requirement, as well as other continued listing requirements of Nasdaq, and our shareholders could, as a result, face significant material adverse consequences, including:

●	Limited availability or market quotations for our Common Shares;

●	Reduced liquidity of our Common Shares;

●

Determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;

●	Limited amount of news and analysts’ coverage of us; and

●	Decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

Recent changes to the Nasdaq Listing Rules, with respect to our ability to effect reverse stock splits, may also affect our ability to maintain and/or regain, as applicable, compliance with the Minimum Bid Price Requirement going forward. In January 2025, the SEC approved amendments of Nasdaq Listing Rule 5810(c)(3)(A), which provide that, if a company’s security fails to meet the Minimum Bid Price Requirement and the company has effected a reverse stock split within the prior one-year period, or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, the company will be immediately issued a de-listing determination. On December 31, 2024, we completed the Reverse Split of our share capital on the basis of one (1) post-Reverse Split Common Share for every four (4) pre-Reverse Split Common Shares.

Future sales or issuances of equity securities or the conversion of the Company’s securities into Common Shares could decrease the value of the Common Shares, dilute investors’ voting power, and reduce earnings per share.

The Company’s articles permit the issuance of an unlimited number of Common Shares, and our shareholders will have no pre-emptive rights in connection with such further issuances. Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities.

The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. Moreover, additional Common Shares may be issued by the Company on the exercise of options under the Company’s stock option plan and other equity compensation plans, and upon the exercise of outstanding warrants. Shares issued upon the exercise of stock options outstanding under the Company’s stock option plan and other equity compensation plans or pursuant to future awards granted under such plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules and Rule 144 (“Rule 144”) under the Securities Exchange Act of 1934, as amended (the “Securities Act”). Further, the Common Shares issued or issuable pursuant to the October 2025 Financing (as defined below) and Restructuring (as defined below) may be publicly sold at any time pursuant to the registration statement on Form F-3 (File No. 333-291766) (the “Resale Registration Statement”), filed with the SEC on November 25, 2025, which was declared effective on December 8, 2025, Rule 144 and/or Regulation S under the Securities Act. The sale of any such Common Shares, or the perception that such sales could occur, could create downward pressure on our share price.

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

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined under the heading “Material U.S. Federal Income Tax Considerations for U.S. Holders”) of Common Shares if the Company is classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The Company would be classified as a PFIC for any taxable year if, after the application of certain look-through rules with respect to the income and assets of the Company’s corporate subsidiaries in which the Company owns at least 25% (by value) of the stock, either: (i) 75% or more of the Company’s gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), or (ii) 50% or more of the value of the Company’s assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the Company’s income and assets for the year ended December 31, 2025, the Company believes that it was not treated as a PFIC for the preceding taxable year. Whether the Company will be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or any future taxable year is a factual determination that must be made annually after the close of each taxable year and  depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and on the composition of the Company’s income and assets and the value of its assets from time to time.  Therefore, there can be no assurance that the Company was not classified as a PFIC for the year ending December 31, 2025 or will not be a PFIC for the current or any future taxable year.   Prospective investors should carefully read the discussion under the heading “Material U.S. Federal Income Tax Considerations for U.S. Holders” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its U.S. shareholders.

The Company is a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Although Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires the directors and officers of certain foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026, the Company’s directors and officers were exempted from this requirement because the Company is organized in Canada and its directors and officers are subject to the insider reporting requirements of Canada’s National Instrument 55-104. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act and is not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. The Company is also permitted to follow certain home country corporate governance practices, including shareholder approval requirements, instead of those otherwise required under the listing rules of Nasdaq for domestic U.S. issuers. These exemptions may reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

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

In addition, on June 4, 2025, the SEC published a Concept Release on Foreign Private Issuer Eligibility, inviting public comment on potential amendments to the definition of “foreign private issuer” and the accommodations available for those issuers that qualify as such. If the SEC adopts rules amending the definition of “foreign private issuer” to include requirements that we may not currently comply with, we may lose our status as a foreign private issuer. Even if we continue to qualify as a foreign private issuer, the accommodations available to us under applicable Securities Act and Exchange Act requirements may be adversely affected by rules adopted, and other actions taken, in the future by the SEC related to foreign private issuers.

The Company is subject to risks related to foreign exchange rates.

The Company reports its consolidated financial statements in Canadian dollars; however, the Company has operations in the United States. Consequently, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the U.S. dollar. Exploration and development activities in the U.S. are held in the Company’s U.S. subsidiaries and are primarily incurred in U.S. dollars. and translated into Canadian dollars within the consolidated financial statements. Given the time between initial recognition and settlement of payments, as such, the Company can be exposed to significant fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar. In addition, a significant change in the exchange rate between the U.S. dollar and Canadian dollar can impact the Company’s available liquidity to perform exploration and development activities. The Company does not currently enter into any foreign exchange hedges to limit exposure to exchange rate fluctuations. The Company’s Board of Directors continually assesses the Company’s strategy toward its foreign exchange rate risk, depending on market conditions.

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

Electra is in the business of battery materials refining, including refining material from mining operations and from the recycling of battery scrap and end of life batteries, and the acquisition and exploration of resource properties. The Company is focused on building a diversified portfolio of assets that are highly leveraged to the battery supply chain with assets located primarily in North America, with the intent of providing a North American supply of battery materials.

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

The Company’s registered office is located at 40 Temperance Street, Suite 3200, Bay Adelaide Centre – North Tower, Toronto, Ontario, Canada M5H 0B4. The Company’s corporate head office is located at 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3. The Company maintains a corporate website at www.electrabmc.com.

General Development of the Business of the Company

Three Year History

The following events significantly influenced the general development of the business of the Company:

2023 Developments

On January 4, 2023, the Company announced it had signed an amendment to its agreement with Kuya Silver Corporation (“Kuya”) relating to silver and cobalt exploration assets in the Cobalt Camp (the “Assets”). Pursuant to the agreement, Electra granted Kuya the right to acquire a 100% in its remaining assets in the Cobalt Camp. To exercise this right, Kuya was required to make a payment in cash or in the equivalent value of its shares totaling $1,000,000 to Electra on or prior to January 31, 2023. On January 31, 2023, Kuya exercised the option and issued Kuya common shares to satisfy the payment. Kuya also entered into a royalty agreement with Electra whereby it granted Electra a two percent royalty on net smelter returns from commercial production derived from the remaining assets. Electra retains a right of first offer to refine any base metal concentrates produced from the Assets at the Refinery.

On January 11, 2023, the Company released its inaugural Sustainability Report outlining the Company’s progress on environmental, social, and governance matters in 2022 and commitments to sustainable, low-carbon production of battery-grade materials at the Refinery.

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

On February 14, 2023, the Company announced the closing of a private placement offering pursuant to which the Company entered into subscription agreements with investors for the issuance (the “2023 Note Offering”) of an aggregate of US$51,000,000 principal amount of 8.99% senior secured convertible notes due February 2028 (the “2028 Notes”). As part of the 2023 Note Offering, the Company also announced that it purchased and cancelled certain previously existing debt of the Company. In connection with the 2023 Note Offering, the Company entered into a note indenture (the “2023 Note Indenture”) with GLAS Trust Company LLC, as trustee for the 2028 Notes, a warrant indenture with TSX Trust Company (the “2023 Warrant Indenture”), as warrant agent for the 2023 Warrants (as defined below), and other customary associated security documentation. The initial, post Reverse Split conversion rate of the 2028 Notes was 100.804 common shares per US$1,000 (equivalent to an initial, post Reverse Split conversion price of approximately US$9.92 per common share) subject to certain adjustments set forth in the indenture governing the 2028 Notes.

Prior to the Restructuring (as defined herein), the 2028 Notes bore interest at 8.99% per annum, payable in cash semi-annually in arrears in February and August of each year and were scheduled to mature in February of 2028. The initial 2028 Noteholders also received a royalty of an aggregate of 0.6% of revenues for five (5) years from the commencement of commercial production, subject to certain allowable deductions in the first year of the term.

In October 2025, the Company completed the Restructuring of the Notes, pursuant to which each of the Lenders exchanged (i) 60% of the aggregate principal amount and the aggregate amount of all accrued and unpaid interest of the Notes for October 2025 Units at a deemed price of US$0.75, and (ii) the remaining 40% of the aggregate principal amount and the aggregate amount of all accrued and unpaid interest of the Notes for the October 2025 Term Loan pursuant to the October 2025 Credit Agreement, and 3,822,341 Common Shares at a deemed price of US$0.90 per Common Share. See “2025 Developments” below for further information.

Holders of the 2028 Notes (“2028 Noteholders”) received an aggregate of 2,699,014 common share purchase warrants (the “2023 Warrants”) exercisable for five years at an exercise price of US$9.92 per common share, which is the same price as the conversion price in connection with the 2023 Note Offering. The 2023 Warrants were amended on January 12, 2024 as further described below.

On March 10, 2023, the Company announced a new mineral resource estimate for the Iron Creek Project. The new mineral resource estimate was based on infill drilling and limited step-out drilling and provides an increase of 83% to the indicated mineral resource category coming from the conversion of 1.7Mt to the indicated mineral resource category. The indicated mineral resource is now 4.4M tonnes grading 0.19% cobalt and 0.73% copper containing 18.4M pounds of cobalt and 71.6M pounds of copper. The inferred mineral resource is now 1.2M tonnes grading 0.08% cobalt and 1.34% copper for an additional 2.1M pounds of cobalt and 36.5M pounds of copper. The Company subsequently filed the Technical Report with respect to the new mineral resource estimate titled “NI 43-101 Technical Report and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA” dated March 10, 2023 with an effective date of January 27, 2023 (the “43-101 Technical Report”). The 43-101 Technical Report was prepared by Martin Perron, P.Eng. Marc R. Beauvais, P. Eng, Pierre Roy, P. Eng. and Eric Kinnan, P.Geo., each of whom is a qualified person and “independent” as such term is defined National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). See “Iron Creek Project” below. We have also prepared the 2024 Iron Creek Technical Report Summary (the “2024 Technical Report Summary”) in compliance with S-K 1300. The 2024 Technical Report Summary was prepared by Martin Perron, P.Eng. of InnovExplo Inc., Marc R. Beauvais, P.Eng. of InnovExplo Inc., Eric Kinnan, P.Geo. of InnoExplo Inc., and Pierre Roy, P.Eng of Soutex Inc. All of the qualified persons (“Qualified Persons” or “Authors”) of the 2024 Technical Report Summary are independent of the Company within the meaning of S-K 1300. The 2024 Technical Report Summary is included as Exhibit 15.6 of this Annual Report, which is incorporated herein by reference.

On March 13, 2023, the Company announced that it had successfully recovered lithium, a critical mineral need for the electrical vehicle battery supply chain in its black mass recycling trial at the Refinery. The recovery and subsequent production of a technical-grade lithium carbonate product in a plant-scale setting validates the Company’s proprietary hydrometallurgical process.

On May 2, 2023, the Company announced the signing of a memorandum of understanding with the Three Fires Group Inc. (“Three Fires”) to form a joint venture focused on the primary recycling (shredding) of lithium-ion battery waste in Ontario, underpinned by Electra’s propriety black mass refining capabilities that recover high value elements, including lithium, nickel, cobalt, and graphite. Under the joint venture, Electra and Three Fires will collaborate to source and process lithium-ion battery waste generated by manufacturers of current and future battery cells, electric vehicles, and energy storage systems. The waste is expected to be processed at a future facility in southern Ontario to produce black mass material that will be further refined using Electra’s proprietary hydrometallurgical process at its Refinery. As part of the Three Fires agreement, the Company and Three Fires have agreed to work together to secure a net-zero industrial facility that can be used to shred and separate lithium-ion batteries and produce black mass material.

On May 11, 2023, the Company completed a desktop scoping study to evaluate the potential economics of developing a standalone black mass process plant within its Refinery complex capable of processing 2,500 tonnes of black mass material per annum. The facility could be scaled over time as the market for battery recycling expands.

On May 11, 2023, Electra announced that it had initiated a process to evaluate potential strategic alternatives to maximize shareholder value and close the funding gap to complete the construction and commissioning of the Refinery. BMO Capital Markets was retained to assist with the process. The Company’s board of directors (the “Board” or “Board of Directors”) evaluated a range of alternatives identified by the process including but not limited to a potential equity investment from a strategic partner and merger opportunities with other entities. None of the strategic options were approved or ratified by the Board but the Company may consider strategic options in the future. The Company continues to explore strategic alternatives, and there is no assurance that this process will culminate in any transaction or alternative.

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

On September 21, 2023, the Company was notified by the Nasdaq that the closing price of the Common Shares for the 30 consecutive business day period from August 9, 2023 to September 20, 2023 did not meet the Minimum Bid Price Requirement. The Nasdaq Minimum Bid Price Requirement notice had no immediate effect on the listing of the Common Shares at that time, and the Common Shares continue to trade on Nasdaq under the symbol “ELBM”. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given 180 calendar days to regain compliance with the Minimum Bid Price Requirement. On March 20, 2024, the Company received an additional 180-day’s notice from the Nasdaq to regain compliance with the Minimum Bid Price Requirement (effective to September 16, 2024).

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

On November 28, 2023, the Company announced the signing of a memorandum of understanding with Rock Tech Lithium (“Rock Tech”) for the development of a partnership to supply recycled lithium from Electra’s Refinery for upgrading to battery-grade lithium chemicals in Rock Tech’s lithium refineries.

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

Also on December 29, 2023, the Company announced that it intended to file a resale registration statement with the SEC. The registration statement was to address resale registration rights previously granted to holders of 2028 Notes and would include Common Shares issuable upon the conversion of the Notes themselves as well as the exercise of 2023 Warrants (as defined below) previously issued to holders. Pursuant to the 2023 Note Offering Waiver (as defined below), the Company did not proceed with filing of the resale registration statement.

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

On January 15, 2024, the Company announced the appointment of Heather Smiles as the Vice-President, Investor Relations and Corporate Development.

On February 9, 2024, the Company announced that it received a $5,000,000 investment commitment from the Government of Canada of which $5,000,000 has been received, towards the construction of the Refinery, North America’s first cobalt sulfate refinery. Located in Temiskaming Shores, Ontario, the facility is expected to produce approximately five percent of the global supply of battery-grade cobalt needed for electric vehicles. The investment is in the form of a loan from the Federal Economic Development Initiative for Northern Ontario (FedNor).

On February 27, 2024, the Company announced that the Company and the holders of the 2028 Notes entered into a waiver to the 2028 Notes (the “2023 Note Offering Waiver”). Pursuant to the 2023 Note Offering Waiver, the Company was required to pay accrued interest on August 15, 2024, other than the interest paid through the issuance of shares set out below. In the event of a default by the Company under the 2023 Note Indenture, the Company is required to pay the interest immediately. Pending repayment, the interest will be treated as additional principal amounts of 2028 Notes entitled to the same rights as the notes under the 2023 Note Indenture, including the accrual of additional interest under the 2023 Note Indenture and the right to convert into Common Shares. In addition, subject to certain conditions, the 2028 Noteholders agreed to waive the requirement set out in the 2023 Note Indenture for the Company to file a registration statement to provide for the resale of the Common Shares underlying the 2028 Notes and 2023 Warrants.

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

On August 14, 2024, the Company announced that it and the holders of the 2028 Notes had entered into an agreement whereby the noteholders had agreed, subject to certain conditions, that all unpaid interest owing to August 14, 2024 under the 2023 Note Indenture would be “paid-in-kind”, not in cash and added to the outstanding principal amount of the 2028 Notes.

On August 19, 2024, the Company announced that it had been awarded US$20 million by the U.S. Department of Defense. The award was made pursuant to Title III of the Defense Production Act (DPA) to expand domestic production capability and is funded through the Additional Ukraine Supplemental Appropriations Act. The funds will support the construction and commissioning of North America’s only cobalt sulfate refinery, capable of producing battery-grade materials for lithium-ion batteries.

On August 29, 2024, the Company announced that in support of its strategic plans to build a North American battery materials supply chain, the Company has signed a strategic advisory agreement with Altitude Capital Consultants Inc. (“Altitude”), based in Toronto, Ontario and led by renowned Canadian capital markets and investment banking experts Michael Wekerle and Gene McBurney, to provide capital markets strategy and analysis of market opportunities. Altitude was engaged for an initial term of twelve months, effective as of August 28, 2024. The Company granted 250,000 incentive stock options to Altitude in accordance with its long-term incentive plan exercisable at a price of $3.28, for a period of three years, and vesting quarterly in four equal tranches over a one-year period. The Company is at arms-length from Altitude and its principals, and the services to be provided by Altitude do not include investor relations or promotional activities.

On September 10, 2024, the Company announced that it had received a non-binding term sheet for a US$20 million prepayment facility from an arms-length strategic player in the battery materials sector.

On September 18, 2024, the Company announced a joint venture, named Aki Battery Recycling, with Indigenous-owned Three Fires to produce battery black mass through responsible recycling of lithium-ion battery scrap and waste material. The black mass would then be sold to the Refinery to recover lithium, nickel, cobalt and other critical minerals to produce new lithium-ion batteries.

On September 24, 2024, the Company announced that it had successfully achieved greater than 99% purity, or technical grade, lithium carbonate product. These results further bolster the Company’s ability to produce high-quality, technical and battery-grade products from its black mass recycling project.

On October 1, 2024, the Company announced the appointment of Michael Green as its Construction Director. With over 30 years of extensive experience in construction management, Mr. Green will be focused on the timely and successful completion of the final phase of construction for North America’s first cobalt sulfate refinery, Electra’s Refinery in Temiskaming Shores, Ontario.

On October 25, 2024, the Company announced receipt of a non-binding term sheet from the holders of the 2028 Notes for a financing transaction which would result in gross proceeds to the Company of US$5 million. These funds will enable the Company to initiate certain early works and winter preparations at the Refinery project site in Temiskaming Shores, Ontario, and for general corporate purposes. On November 26, 2024, the Company announced the closing of the previously announced financing transaction pursuant to which the Company issued 12.0% secured convertible notes in the principal amount of US$4 million (the “2027 Notes” and, together with the 2028 Notes, the “Notes”), 443,225 common shares at a price of US$2.172 per common share, and 1,136,364 detachable common share purchase warrants entitling the holders to acquire an equivalent number of common shares at a price of C$4.00 per share until November 26, 2026 (the “2027 Note Offering” and, together with the 2028 Note Offering, the “Note Offerings”). The Company also issued additional 2028 Notes to the holders thereof, in the principal amount of US$6,521,000, as payment-in-kind for all outstanding accrued interest owing on the 2028 Notes through to August 15, 2024. The additional 2028 Notes carry the same payment and conversion terms as the balance of the 2028 Notes. In October 2025, the Company completed the Restructuring of the Notes. See “2025 Developments” below for further information.

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

On December 30, 2024, the Company announced that effective at the close of business on December 31, 2024, the Company would effect the Reverse Split of its outstanding common share capital on the basis of four (4) pre-Reverse Split Common Shares for every one (1) post-Reverse Split Common Share.

2025 Developments

On January 28, 2025, the Company announced the commencement of a feasibility level engineering study to build a battery recycling refinery adjacent to its Refinery. The study will build on the technology and expertise accumulated during a year-long black mass recycling trial, whereby Electra produced technical grade lithium and a nickel and cobalt product from end-of-life lithium batteries.

On February 25, 2025, the Company announced the appointment of Alden Greenhouse to the Board.

On March 5, 2025, the Company entered into an agreement with the holders of its senior secured debt to enhance the Company’s financial flexibility. Under the agreement, lenders agreed to defer all interest payments until February 15, 2027. The agreement covers all outstanding Notes. As consideration for this deferral, Electra was to pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes, calculated on the principal amounts of the 2028 Notes and 2027 Notes. All deferred interest, including deferred amounts of additional interest, accrued interest at the applicable stated rate of interest borne by the applicable series of Notes. All deferred interest (including all interest thereon) was to become payable immediately if an event of default occurs under the applicable note indenture prior to February 15, 2027.

On March 21, 2025, the Company announced receipt of a Letter of Intent (“LOI”) for proposed funding of $20,000,000 in support of completion of construction and commissioning of North America’s first battery-grade cobalt refinery. The LOI was provided to the Company by the Government of Canada and is non-binding. The LOI expresses an interest and intent to work towards completing a final term sheet but does not constitute a binding agreement. While discussions between the parties are ongoing, there is no guarantee or assurance that final agreements will be reached and/or funding will be provided to the Company.

On April 4, 2025 and April 14, 2025, the Company closed a first and second tranche of a non-brokered private placement (the “2025 Offering”) raising aggregate gross proceeds of US$3,500,000. The 2025 Offering consisted of units of the Company (each, a “Unit”) issued at a price of US$1.12 per Unit. Each Unit consisted of one Common Share and one transferable common share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date.

On June 5, 2025, the Company announced completion of a Class 3 feasibility-level engineering study for a modular battery recycling facility adjacent to its cobalt refinery north of Toronto. The study confirms the design to recover lithium, nickel, cobalt, manganese, and graphite from lithium-ion battery scrap and end-of-life batteries using Electra’s hydrometallurgical process, validated through prior pilot operations.

On June 12, 2025, the Company announced progress on the Aki Battery Recycling joint venture with Three Fires Group, Canada’s first Indigenous-led lithium-ion battery recycling initiative. The project will establish a battery pre-processing facility in Ontario to produce black mass for refining at Electra’s hydrometallurgical refinery.

On June 19, 2025, the Company announced it had commenced an early works program at its cobalt refinery north of Toronto to support the restart of full-scale construction of North America’s only battery-grade cobalt sulfate refinery. The $750,000 program advanced key infrastructure in the solvent extraction area and other site activities, supported by U.S. and Canadian government funding, to position the project for construction once full financing was secured.

On July 31, 2025, the Company announced it had begun metallurgical testing of North American cobalt feedstock from the historic Cobalt Camp in Ontario and its Iron Creek cobalt-copper project in Idaho to diversify and strengthen its refinery feedstock pipeline, with preliminary results expected by the end of 2025 to inform potential flowsheet modifications for processing a broader range of concentrates.

On August 21, 2025, the Company announced that it had entered into a term sheet and transaction support agreement with the Lenders (as defined below) to effect the Restructuring. As part of the Restructuring, the Lenders provided US$2 million in short-term bridge debt in the form of 90-day bridge notes (the “Bridge Notes”). In exchange, the Lenders appointed David Stetson to the Board on August 25, 2025.

On September 3, 2025, the Company announced it had completed its early works program at its cobalt refinery north of Toronto, advancing key infrastructure and site activities to support the restart of full-scale construction. The work focused primarily on the solvent extraction area and related infrastructure, reduced remobilization timelines and positioned the project for a more efficient construction restart once full funding was in place.

On September 12, 2025, the Company announced it had signed a non-binding term sheet with Invest Ontario for $17,500,000 million in proposed funding toward completion of the Refinery.

On October 15, 2025, the Company announced the results of its special meeting of shareholders held in connection with the Restructuring, where all proposed matters were approved. At the meeting, each of Jody Thomas and Gerard Hueber were elected to the Board, with C.L. “Butch” Otter not standing for re-election. At the meeting, shareholders also approved the potential creation of a control person related to the Restructuring, and authorization for a reverse share split. As of the date hereof, the Company has not effected the previously authorized reverse share split, but retains the shareholder authorization to do so.

On October 22, 2025, the Company closed a US$34.5 million equity financing (the “October 2025 Financing”) issuing an aggregate of 46,000,000 units of the Company (each, an “October 2025 Unit”), with each October 2025 Unit consisting of one Common Share and one Common Share purchase warrant (each, an “October 2025 Warrant”), with each October 2025 Warrant entitling the holder thereof to purchase one Common Share at a price of US$1.25 for a period commencing on the date that is 60 days following the completion of the October 2025 Financing until October 22, 2028. The Company also issued an aggregate of 2,416,884 non-transferable warrants to purchase Common Shares to the agents for the October 2025 financing (the “October 2025 Broker Warrants”). Each October 2025 Broker Warrant entitles the holder to acquire one Common Share at a price of US$0.75, at any time on or before the date that is 36 months from October 22, 2025.

Additionally, on October 22, 2025, the Company closed an approximately US$40 million debt restructuring (the “Restructuring,”). Pursuant to the Restructuring, the holders (the “Lenders”) of the Notes and the Company entered into exchange agreements dated as of October 22, 2025 pursuant to which each of the Lenders exchanged 60% of the aggregate principal amount of the Notes beneficially owned or held by each of the Lenders, plus the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) to but excluding October 9, 2025, for October 2025 Units at a deemed price of US$0.75 per October 2025 Unit (the “Equity Exchange”).

The Lenders exchanged the remaining 40% of the aggregate principal amount and the aggregate amount of all accrued and unpaid interest of the Notes for an equal aggregate principal amount of a new term loan (the “October 2025 Term Loan”) pursuant to a credit agreement (the “October 2025 Credit Agreement”) and 3,822,341 Common Shares at a deemed price of US$0.90 per Common Share (the “Debt Exchange”). Interest on the October 2025 Term Loan will be payable in cash or in kind at the Company’s election at a rate per annum of 8.99% if paid in cash or 11.125% if paid in kind. The October 2025 Term Loan matures on October 22, 2028.

To the extent that the Equity Exchange and the Debt Exchange would result in any Lender, individually or together with any person or company acting jointly or in concert (as such terms are defined in the Securities Act (Ontario)) with such Lender, beneficially owning Common Shares in excess of 9.90% of the issued and outstanding Common Shares following the October 2025 Financing and the Restructuring, such Lender received pre-funded warrants (“Pre-Funded Warrants”) in lieu of the excess amount of Common Shares underlying the October 2025 Units which would otherwise have been issuable. Each Pre-Funded Warrant is exercisable by the holder thereof to acquire one (1) Common Share (“Pre-Funded Warrant Share”) at an exercise price of US$0.000001 per Pre-Funded Warrant Share, subject to adjustment in accordance with the terms thereof, for an indefinite period without expiry. As a result, the Company issued an aggregate of 27,128,396 Common Shares, 55,041,712 October 2025 Warrants (as defined below) and 31,735,657 Pre-Funded Warrants to the Lenders under the Equity Exchange and the Debt Exchange. An aggregate of 3,835,378 common share purchase warrants held by the Lenders were cancelled.

The Company also entered into amended and restated royalty agreements with the Lenders, dated as of October 22, 2025, amending the royalty agreements dated as of February 13, 2023 to (i) extend the length of the royalty on revenues from five years following the commencement of commercial production to seven years following the commencement of commercial production and (ii) raise the aggregate cap under all royalty agreements from US$6,000,000 to US$10,000,000.

The Company also redeemed previously issued Bridge Notes for an aggregate of US$2,040,000, inclusive of interest. In connection with the closing of the Restructuring, the Company and the Lenders also entered into a registration rights agreement, pursuant to which the Company agreed to file one or more registration statements with the SEC covering the resale of the securities issued under the Equity Exchange and the Debt Exchange. Following the closing of the Restructuring, the Lenders do not have any ongoing right to appoint members of the Board. The Company subsequently filed a registration statement on Form F-3 (File No. 333-291766) (the “Resale Registration Statement”) with the SEC on November 25, 2025, which was declared effective on December 8, 2025, covering the resale of (i) 21,860,375 Common Shares issued to the selling shareholders named therein (the “Selling Shareholders”) in the Restructuring; (ii) 55,041,712 Common Shares issuable upon exercise of warrants issued to the Selling Shareholders in the Restructuring; (iii) 31,735,657 Common Shares issuable upon exercise of the Pre-Funded Warrants issued to the Selling Shareholders in the Restructuring; and (iv) 199,000 Common Shares issuable upon exercise of warrants issued to the Selling Shareholders in April 2025 through a non-brokered private placement.

On October 27, 2025, the Company announced it had launched a program to advance mineral deposit modeling and feedstock integration at its Iron Creek cobalt-copper project in Idaho.

On October 29, 2025, the Company announced it had appointed Paolo Toscano as Vice President, Projects and Engineering to lead and oversee construction of the Refinery.

On November 5, 2025, the Company announced it had reactivated construction at its Refinery. The reactivation includes resuming key construction activities, contractor mobilization, equipment installation, and completion of remaining mechanical, electrical, and commissioning work required to advance the facility toward initial production of battery-grade cobalt sulfate.

On November 10, 2025, the Company announced it had issued a major mechanical, piping, electrical, and instrumentation (SMPEI) tender package for the Refinery, marking a key milestone as the project moves from early works into full construction mobilization.

On November 25, 2025, the Company announced it had signed a supply chain cooperation agreement with Positive Materials Inc., a Canadian pCAM manufacturer, to advance a potential commercial and technical partnership for battery-grade cobalt sulfate and support development of a North American battery materials supply chain.

On December 22, 2025, the Company announced it had established an At-The-Market (the “2025 ATM”) offering program to sell up to US$5.5 million of Common Shares from time to time through H.C. Wainwright & Co. at prevailing market prices under a registration statement on Form F-3, as amended (File No. 333-288364), which was declared effective by the SEC on December 11, 2025.

Subsequent Events

On January 8, 2026, the Company provided an update on construction progress at the Refinery, reporting that exterior pipe racks connecting key process buildings had been completed and civil, structural, concrete, and tank installation work was underway, with site preparation, parking, power services, and support areas nearly finished and procurement/contracting.

On February 3, 2026, the Company announced it had awarded a US$6.1 million (C$8.3 million) contract to EXP Services Inc. to provide engineering, project management, and construction management support during the construction phase.

On February 4, 2026, the Company announced the resignation of Chief Financial Officer (“CFO”) Marty Rendall at the end of February to pursue another executive opportunity, and announced that David Allen, who previously served as Electra’s CFO for 2024, would return as Interim CFO effective February 28, 2026, while a formal search for a permanent successor is underway.

On February 20, 2026, the Company announced it had upsized its previously announced 2025 ATM to allow for the sale of Common Shares with an aggregate offering price of up to US$25 million. The aggregate offering amount includes the amount of sales previously made by the Company under the 2025 ATM pursuant to the Company’s prospectus supplement dated December 11, 2025, covering sales having an aggregate offering price of up to US$5,500,000. During the three months ended December 31, 2025, the Company did not sell any Common Shares under the 2025 ATM.

On February 23, 2026, the Company announced that its Board approved a US$73 million construction budget and execution schedule to complete its cobalt sulfate refinery north of Toronto. Commissioning is expected to begin in Q4 2026, with mechanical completion targeted for Q2 2027 and commercial production targeted for Q4 2027.

On March 10, 2026, the Company announced that it entered into a new binding term sheet with LGES detailing the updated contract period for the Cobalt Supply Agreement. The updated agreement includes a firm commitment for 60% of Electra’s cobalt sulfate production through 2029, keeping roughly 40% of capacity uncommitted and providing flexibility for Electra to capture potential upside in pricing cycles. The agreement also includes an option to extend the terms through 2032.

On March 19, 2026, the Company provided a construction progress update on its Refinery, highlighting completion of early works and transition toward full-scale construction. The update noted that key infrastructure is in place, major equipment has been procured, and construction sequencing has been defined, positioning the project to advance toward mechanical completion and commissioning. The Company also announced receipt of a Nasdaq Deficiency Notice on March 16, 2026 regarding non-compliance with the Minimum Bid Price Requirement.

4.B. Business overview

Background

The Company was incorporated on July 13, 2011 under the BCBCA. On September 4, 2018, the Company was continued under the CBCA. On December 6, 2021, the Company changed its name from “First Cobalt Corp.” to “Electra Battery Materials Corporation”. The Company’s vision is to build a North American supply of battery materials with a focus on refining material from mining operations and from the recycling of battery scrap and end of life batteries. The Company’s primary asset is the wholly owned Refinery located in Ontario, Canada. The Company also owns the Idaho Properties within the Idaho cobalt belt in the United States. The Idaho Properties include the Iron Creek Project and other minerals projects. The Company also holds royalty interests over several silver and cobalt properties in Ontario known as the “Cobalt Camp.”

The Refinery

The Company has been progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery-grade cobalt sulfate in North America. Electra’s primary focus is to continue construction of the Refinery as the project advances toward its targeted 2027 commissioning. The Refinery is expected to begin with an initial production target of 5,100 tonnes per year of battery-grade cobalt sulfate, sourced from cobalt hydroxide supplied by certified mining operations in the DRC. The Company then plans to secure a permit amendment and undertake further expansion of certain refinery circuits to increase cobalt production to 6,500 tonnes per year of battery-grade cobalt sulfate, matching the Refinery’s crystallization circuit’s capacity. The Company has invested in larger equipment to enable this potential future production increase.

Future growth initiatives at the Refinery may include recycling black mass from spent or off-spec lithium-ion batteries sourced from various battery shredders in the United States and other regions; constructing a nickel sulfate plant, potentially providing essential components (excluding manganese) to attract a precursor manufacturer to integrate with the Company’s refining operations; and adjusting the Refinery’s specifications and leaching process to accept North American–mined cobalt.

On May 4, 2020, the Company announced positive results from an engineering study (the “Refinery Study”), that outlined the Refinery’s ability to reach annual production of 25,000 tonnes of battery-grade cobalt sulfate from third party feed, representing approximately 5% of the total global refined cobalt market and 100% of North American cobalt supply with strong operating cash flows and a globally competitive cost structure. Subsequent to the Refinery Study, significant additional metallurgical testing, engineering work, flow-sheet optimization, costing and market analysis was completed, rendering many of the conclusions in the Refinery Study obsolete.

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

In response to strong customer demand, the Company invested in increased capacity for its cobalt crystallizer, which will result in installed capacity of 6,500 tonnes of annual contained cobalt production, a 30% increase from the engineering study design of 5,100 tonnes. Future permit amendments will be sought to permit this increased output level. The Company has also studied opportunities to utilize black mass from recycled lithium-ion batteries to provide supplemental cobalt feedstock for this circuit.

The Company has achieved several additional key milestones on its development path for the Refinery, including:

●	Feedstock arrangements announced with Glencore (January 2021);

●	Commencement of detailed engineering and pre-construction activities;

●	Solvent extraction design and manufacturing contract awarded to Metso-Outotec (October 2021);

●	Increased cobalt crystallizer capacity and formalized new project capital budget;

●	Five-year tolling contract and amended feed purchase agreement with Glencore (December 2021);

●	Receipt of Industrial Sewage Works approval (February 2022);

●	Offtake agreement signed with LGES for 7,000 tonnes of battery-grade cobalt (September 2022);

●	Completion of recommissioning of the analytical lab, feed material handling system (including ball mill and mixing station), leach circuit, filter presses and reagent handling systems (October 2022);

●	Receipt of final approval for closure plan for the Refinery (November 2022);

●	Completion of construction of the cobalt sulfate loadout facility (Q1 2023);

●	Completion of the solvent extraction building (Q1 2023);

●	Receipt of the majority of long lead and custom fabricated equipment from suppliers around the world, thereby reducing the schedule risk associated with final construction (May 2023);

●	Completion of re-baseline report (May 2023);

●	LGES offtake agreement amended to 19,000 tonnes over five years (July 2023);

●	Supply agreement with ERG for 3,000 tonnes per annum of cobalt starting from 2026 (April 2024);

●	Funding by U.S. Department of Defense for US$20 million in support of construction and commissioning of the Refinery (August 2024);

●	Receipt of LOI from Canadian Federal Government for a proposed $20 million in support of construction and commissioning of the Refinery (March 2025);

●	Signed term sheet with Invest Ontario for proposed $17.5 million investment to support construction and completion of the Refinery as part of a broader $100 million project financing (September 2025);

●	Completed US$34.5 million brokered private placement (minimum 46 million units at US$0.75 per unit) to support refinery completion (September 2025);

●

Approved a US$73 million construction budget and execution schedule to complete the North American cobalt sulfate refinery, targeting commissioning in Q4 2026 and commercial production in Q4 2027 (February 2026); and

●	Updated the Cobalt Supply Agreement, securing a firm commitment for 60% of refinery production through 2029 with an option to extend to 2032 (March 2026).

On February 14, 2023, the Company announced a review of the Refinery scope, scheduling, and capital expenditures and completed the re-baseline engineering report in the second quarter of 2023. The re-baseline engineering report estimated that the total capital costs are now at $155 to $167 million, of which approximately $87.2 million had been capitalized as of December 31, 2025. The increase in capital costs has been driven by supply chain disruptions, and inflationary pressures that negatively impacted all aspects of the Refinery, including contractor labour rate, costs for concrete, steel, piping, and freight.

The Company may require additional financing to continue operations and for commissioning of the Refinery, to advance its battery recycling strategy, and to remain in compliance with the minimum liquidity covenant under the October 2025 Term Loan.

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

Refining & Recycling of Black Mass

The Company launched a black mass trial late in 2022 at the Refinery to recover high-value elements found in shredded lithium-ion batteries. Using a proprietary hydrometallurgical process, the Company successfully completed the first plant-scale recycling of black mass material in North America and confirmed the recovery of a number of critical metals, including lithium, nickel, cobalt, manganese, and graphite, needed for North America’s lithium-ion battery supply chain, surpassing initial expectations.

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

In July 2023, Electra announced the first customer shipment of the nickel-cobalt MHP product produced at its refinery complex north from recycled battery material. As a result of the successes achieved, the Company continued to process black mass material at its Refinery through the end of 2023. On February 5, 2024, the Company provided an update on its battery materials recycling trial, including that the plant-scale black mass recycling trial is now largely complete.

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

On January 28, 2025, the Company announced the commencement of a feasibility level engineering study to build a battery recycling refinery adjacent to its Refinery. The study will build on the technology and expertise accumulated during a year-long black mass recycling trial, whereby Electra produced technical grade lithium and a nickel and cobalt product from end of life lithium batteries.

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

●

Refinements to the process parameters for the nickel-cobalt MHP product produced from the recycling process have at times improved paymetal concentration in the final MHP product to nearly 50% nickel and cobalt, well above quoted market standards. Improved metal concentration creates the opportunity to generate a higher metal payable, thereby improving the potential economics of continuous recycling operations.

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

Components

The Company’s Refinery expansion depends on the sourcing, pricing, and availability of mine production for refining. Most of the cobalt consumed today is mined in the DRC and then shipped to China for refining. There are no primary cobalt refining facilities operating in North America, which gives the Refinery a strategic advantage in the lithium-ion battery supply chain. The ability of the Refinery to produce battery-grade cobalt sulfate using different types of feedstock will assist in diversifying sourcing of mine production for the Refinery.

Business Cycles

Refining battery materials is linked to the growth of the lithium-ion battery market, which has been expanding for the past five years based on increasing EV and battery energy storage demand, and is projected to continue growing in the years ahead. Mining is a cyclical industry and commodity prices fluctuate according to global economic trends and conditions. If refining operations have contracts that are based prevailing commodity prices, the business would be similarly impacted by mining cycles. See “Risk Factors – Risks Related to Our Industry” above.

Environmental Protection

The Company’s Refinery expansion and exploration activities are subject to various levels of federal, provincial, state, and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

The Refinery has active permits and is subject to a reclamation bond and closure plan. The total provision for reclamation and closure cost obligations at December 31, 2025 was $2,290,000. The Company submitted an updated closure plan, which covers activities still to take place at site, with a total closure cost of $3,323,000. A surety bond for the closure activities for $3,450,000 remains deposited with the Province of Ontario.

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

Electra Battery Materials Corporation (Canada)

(I)	Cobalt Industries of Canada Inc. (Ontario)

(II)	Cobalt Projects International Corp. (Ontario)

(III)	U.S. Cobalt Inc. (British Columbia)

i.	Scientific Metals Corp. (Delaware)

ii.	1086370 B.C. Ltd. (British Columbia)

a.	Idaho Cobalt Company (Idaho)

iii.	Orion Resources NV (Nevada)

(IV)	Cobalt One PTY Ltd. (Australia)

i.	Cobalt Camp Refinery Ltd. (British Columbia)

ii.	Cobalt Camp Ontario Holdings Corp. (British Columbia)

iii.	Acacia Minerals Pty Ltd. (Australia)

iv.	Ophiolite Consultants Pty Ltd. (Australia)

4.D. Property, plant and equipment

REFINERY

The Refinery

The Refinery is wholly owned by Cobalt Camp Refinery Ltd. (“CCRL”), a subsidiary of Electra. The Refinery is currently under development with permit amendments mostly complete. The Refinery business plan involves modifying the existing flowsheet to treat cobalt hydroxide feed material to produce cobalt sulfate used in the manufacture of batteries for electric vehicles. The flowsheet changes from the feasibility study were supported by bench and pilot scale metallurgical test work. The Company intends to refurbish and expand the Refinery to produce, first 5,100 tonnes per annum (tpa) of production capacity of cobalt contained in cobalt sulfate before expanding to 6,500 tpa of production capacity.

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

History

In the 1980s, the location was the site of the Hellens-Eplett underground mine, which featured a traditional silver and cobalt mill that was quite common in the historic Cobalt Camp. The property and mill were bought by Cobatec Ltd. (“Cobatec”) in the 1990s and construction of the Refinery took place in 1994 and 1995. The integrated mining, milling and refining operation processed ore from the mine in the mill to produce concentrate, and then produce a refined cobalt and silver product from the concentrate in the Refinery. Initial start-up was in 1996. The Refinery was built with a nominal 12 tpd feed rate and made a cobalt-carbonate product from four feedstocks over different periods. Cobatec eventually shut down the Refinery on January 2, 1999. The Refinery was operational for approximately one of the three years between start-up and shutdown.

The Refinery was later owned and operated by several owners until Electra entered into a 50‑50 joint venture with Australian-listed Cobalt One Limited to acquire the Refinery in 2017.

The previous owners included:

●	1999‑2003: Canmine Resources Corporation

●	2003‑2012: Yukon Refinery AG

●	2012‑2015: United Commodities

●	2015‑2017: Yukon Refinery AG

●	2017‑present: Electra

Metallurgical Testing

Phase I – Initial Testing

Metallurgical testing was completed at SGS Canada Inc. (“SGS”) between Q4 2018 and Q2 2020. The test work program was managed by Electra with inputs from Ausenco. For purposes of the Refinery Study, the initial phase of test work was conducted under 17070-01, 17070-02 and 17070-03 programs.

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

In November 2020, a continuous leach pilot plant was conducted at SGS on Katanga sample using the optimised leach test results obtained from the bench scale studies. The overall cobalt leach extraction was found to be approximately 96%. During 2021, solvent extraction pilot and effluent treatment pilot studies were conducted using the leach liquor obtained from the leach pilot plant. Similarly in 2022, under campaign #1707005, two more leach pilot campaigns were conducted at SGS on a blended feed sample consisting of 1/3rd each of Katanga, ERG and IXM-Tenke. The cobalt leach extractions of 96% from these leach pilots were found to be satisfactory and closely matched the previous pilot studies.

The purpose of the 1707003 campaign was to demonstrate that battery-grade cobalt sulfate could be produced from a cobalt hydroxide feedstock using most of the current flowsheet at the Refinery. The definition of a battery-grade cobalt sulfate product was based on specifications received by Electra from potential end users.

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

The purpose of the 17070-03 program was to provide data for the Refinery Study, such as process conditions and operating targets for the various unit operations. The tests conducted included leaching and neutralisation, impurity solvent extraction (“ISX”), CoSX, solid/liquid separation testing, environmental and tailings testing.

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

Key results from the testwork program and Solvay modelling are listed in the table below:

Key Results from the 1707003 Testwork Program & Solvay Modelling

Description	Unit	Value
Cobalt Leach and Neutralisation recovery	%	96 to 97
Neutralisation pH	-	4.70 to 4.80
Average leach sulphuric acid (93%) addition	kg/t (dry basis)	797
Quicklime addition	kg/t (dry basis)	0.54
Acid consumption for SX	kg/t (dry basis)	1811
ISX configuration	extract / scrub / strip	4 / 2 / 2 (SGS) 4 / 3 / 3 (Design)
ISX extractant concentration	%	10
ISX cobalt recovery (to extraction raffinate)%		99.6
CoSX configuration	extract / scrub / strip	4 / 6 / 2 (SGS) 4 / 6 / 3 (Design)
CoSX extractant concentration	%	35
CoSX cobalt recovery (to strip solution)%		99.6
Effluent treatment final pH	-	11.0

The solvent extraction pilot study resulted in removing the impurities from the leach liquor and generating a concentrated cobalt sulfate product solution that is used to produce battery-grade cobalt sulfate crystals. The test work demonstrated that high-purity, battery-grade cobalt sulfate can be produced from the cobalt hydroxide samples that were processed. The overall cobalt recovery of the process will be close to 96% based on the test work and METSIM results. The final cobalt sulfate produced in this test work graded 22.3% cobalt, exceeding the minimum cobalt specification for battery-grade cobalt sulfate.

The waste streams of the solvent extraction pilot were treated using lime in a separate continuous pilot run, and the effluent generated from this study was found to meet the discharge limits prescribed by the Ontario Ministry of Environment, Conservation and Parks. The gypsum residue generated as a solid waste will be stored in the on-site tailings storage facility.

Recovery Methods

The Refinery takes in cobalt hydroxide feed containing anywhere from 30 to 40% of contained cobalt. The Refinery uses sulfuric acid to leach the cobalt hydroxide material into solution. Following the leaching process the liquor is neutralized before being sent to solvent extraction circuits where further impurities are removed. The final liquid from solvent extraction contains a high percentage of cobalt and that product is put through a crystallization process where battery-grade cobalt sulfate is produced as the plants final product which then goes to market.

The process design is consistent with other operations, including:

●	Vale, Long Harbour: impurity SX followed by CoSX

●	WMC, Bulong Refinery: CoSX with Cyanex 272 followed by sulphide precipitation and impurity SX with D2EHPA

●	Finland, Terrafame: crystallisation of high purity cobalt sulfate heptahydrate

Process Description

Cobalt hydroxide is received on site at moisture range of 20 to 60% w/w in one tonne bulk bags and stored in the warehouse. The bags are lifted by forklift and broken in a bag breaker before being fed into a storage bin by conveyors. The material is fed into a re-pulper where it is mixed with recycled water into a slurry and stored in a feed tank.

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

Market Studies and Commercial Contracts

Electra has retained numerous firms to provide market studies and battery metals industry outlooks and expertise. After the Refinery Study and in the normal course of business, Electra entered the following contracts:

●	a 5‑year contract for the purchase of cobalt hydroxide feedstock from Glencore’s KCC mine;

●	a 5‑year cobalt tolling agreement with Glencore for material from the KCC mine;

●	a flexible, long-term cobalt sulfate offtake agreement with Stratton Metals for the sale of finished product from the Refinery; and

●	a 6-year cobalt sulfate offtake agreement with LGES.

Demand

Cobalt is used in a range of applications, but the largest single market is lithium-ion (Li-ion) batteries. The three primary segments for Li-ion batteries are consumer electronic devices, electric vehicles and both stationary and grid energy storage. All three segments have a strong growth profile over the coming years and as such, management expects the market for Li-ion batteries to grow sharply. EVs are forecast to be the largest market for Li-ion batteries.

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

Cobalt refining typically takes place away from mine sites. Vale SA (“Vale”), Glencore and Sherritt International are among some of the mining companies that refine cobalt from their own mining operations, but they produce metallic cobalt products. None of them refines cobalt sulfate, which is a key input for the battery market.

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

The Company received new or amended environmental permits as follows:

●	Permit to Take Water (PTTW) in May 2021, amended July 2022

●	Air and Noise Environmental Compliance Approval in October 2021

●	Industrial Sewage Works Environmental Compliance Approval in February 2021, amended March 2023

Capital and Operating Costs

Capital Costs

The capital cost estimate for the expansion of the Refinery is expected to be between $155 and $167 million as reported on February 14, 2023, of which approximately $87.2 million had been capitalized as of December 31, 2025. The Company will need significant financing to complete construction.

Operating Costs

The refinery operating costs include the following:

●	labour for operating, maintenance and supervision;

●	fuels, reagents, consumables and maintenance materials;

●	fuels, lubricants, tires and maintenance materials for operating and maintaining equipment;

●	operating costs for the on-site laboratory;

●	power supply costs; and

●	site G&A costs.

Excluding the cost of feedstock (cobalt hydroxide), reagents are expected to be the largest component of the Refinery’s operating costs under 100% operating capacity. Key reagents include sodium hydroxide, sulfuric acid, quicklime, and cyanex. The next largest costs are expected to be refinery labour, power and site G&A.

Refinery Updates

See “General Development of the Business of the Company – Three Year History” and “– Subsequent Events” above for additional Refinery updates.

IRON CREEK PROJECT

Introduction

Electra currently holds an interest in one mineral property, the Iron Creek Project, an exploration stage property in Idaho, USA. Portions of the following excerpts are based on assumptions, qualifications and procedures set forth in the 2024 Technical Report Summary which, while not fully described in this section, is included as Exhibit 15.6 of this Annual Report.

The scientific and technical information in this section of this Annual Report that specifically relates to the current mineral resource estimates for the Iron Creek deposit has been extracted or summarized from the 2024 Technical Report Summary. The 2024 Technical Report Summary was prepared by Martin Perron, P.Eng. of InnovExplo Inc., Marc R. Beauvais, P.Eng. of InnovExplo Inc., Eric Kinnan, P.Geo. of InnoExplo Inc., and Pierre Roy, P.Eng of Soutex Inc. Any additional information presented below that pertains to the Iron Creek Project, but does not specifically appear in the 2024 Technical Report Summary, has been provided by the Company. All of the Authors of the 2024 Technical Report Summary are independent of the Company within the meaning of S-K 1300. The 2024 Technical Report Summary is included as Exhibit 15.6 of this Annual Report.

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
110°0'0"W
100°0'0"W
90°0'0"W
80°0'0"W
N
60°0'0"N
50°0'0"N
40°0'0"N
30°0'0"N
20°0'0"N
Hudson Bay
Canada
ALBERTA
MANITOBA
BRITISH COLUMBIA
SASKATCHEWAN
ONTARIO
Vancouver
NORTH DAKOTA
WASHINGTON
MONTANA
Ottawa
IRON CREEK Project
MINNESOTA
SOUTH DAKOTA
WISCONSIN
Toronto
OREGON
IDAHO
MICHIGAN
WYOMING
NEW
Chicago
IOWA
NEBRASKA
ILLINOIS
PENN
OHIO
NEVADA
United States
INDIANA
UTAH
MD
COLORADO
WEST VIRGINIA
San Francisco
KANSAS
MISSOURI
VIRGINIA
KENTUCKY
CALIFORNIA
Las Vegas
NORTH CAROLINA
OKLAHOMA
TENNESSEE
Los Angeles
ARKANSAS
ARIZONA
NEW MEXICO
SOUTH CAROLINA
MISSISSIPPI
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

The current mineral resource summarized in this Annual Report is covered by the patented claims. All of the patented and unpatented mining claims are in good standing as of the effective date of the 2024 Technical Report Summary attached as Exhibit 15.6 to this Annual Report.

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

A list of all the claims is presented in Appendix I of the 2024 Technical Report Summary, attached as Exhibit 15.6 to this Annual Report.

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

2016‑2018 Exploration

The Company, first as Scientific Metals Corp., then US Cobalt, then First Cobalt and currently Electra, commenced exploration of the Iron Creek Property in 2016 with a compilation of historical geological, drilling, geophysical and geochemical data. In 2017 and 2018, Electra rehabilitated about 1,260ft of underground workings in Adit‑1 and Adit‑2, which provide subsurface access to portions of the Upper zones of the Iron Creek deposit for subsequent underground channel sampling and drilling. Adit‑1 was fully rehabilitated and both portals of Adit‑2 were excavated and partly rehabilitated during 2017. In the first quarter of 2018, the rehabilitation of Adit‑2 was completed.

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

The Company implemented a quality control program to comply with industry best practices in geochemical sampling including sampling procedures, chain of custody and analyses. As part of the QA/QC program, blanks, duplicates and standards were inserted with the field samples at Electra’s office in Challis, Idaho. Over 15% of the total number of analyzed samples are control samples separate from the laboratory standards. For this sampling program, samples were prepared and analyzed by American Assay Laboratories (AAL) in Sparks, Nevada. The rock samples were dried, weighed, crushed to 85% passing -6 mesh, roll crushed to 85% passing -10 mesh, split to obtain 250g pulps, then pulverized in a closed bowl ring pulverizer to 95 % passing -150 mesh, and finally dissolved using 5-acid digestion for ICP analysis.

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

Sampling procedures for drill programs conducted by the Company are discussed in detail in Item 11 of the 43-101 Technical Report. The 2021 and 2022 drilling campaign collar locations were surveyed by Civil Science of Twin Falls, Idaho with a Trimble R-83 Base and a Trimble R10-2 Rover. The mine base used for 2017-2018 was paired in the 2021 and 2022 surveys along with a local mineral monument and select survey points throughout the Property to maintain consistency. In 2021 and 2022, the Company’s geologists used a Brunton compass and handheld HPS, with front and back sights set before moving the drill to the pad to orient drill holes. A Reflex Gyro Sprint-IQ was used in 2021 and Reflex Gyromaster was used in 2022. Downhole surveys in 2022 and 2023 were carried out at 100 feet intervals and many were re-run with continuous surveys recording orientation at 5-foot intervals. Surveying was conducted by drilling contractors and overseen and quality control checked by the supervising geologists. All holes, surface and underground, were surveyed down-hole and corrected for magnetic declination of 12.9° east.

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

Data verification included site visits and a review of drill core geological descriptions. On behalf of InnovExplo, Mr. Eric Kinnan, P. Geo, (the “site visit Qualified Person”), visited the Iron Creek project, including the Property and office in Salmon, Idaho, USA, from November 28 to 30, 2022. Throughout the duration of the site visit, the site visit Qualified Person was accompanied by the Principal Geologist, Mr. Dan Pace, and by Mr. Clayton Campbell, field and laboratory technician for the Iron Creek Project.

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

Cobalt and Copper Original Versus Check Assay Results

Cobalt
ppm
15000
10000
5000
0
E551853
E551854
E551855
E551856
E551857
E551858
E551859
E551864
E551865
E551860
E551861
E551863
E551862
Co'
Co

a) Cobalt original assay vs check assay: Difference between original and check assay values are minor, proportionate and within acceptable threshold;

Copper
ppm
20000
15000
10000
5000
0
E551853
E551854
E551855
E551856
E551857
E551858
E551859
E551864
E551865
E551860
E551861
E551863
E551862
Cu'
Cu

a) Copper original assay vs check assay: Difference between original and check assay values are minor, proportionate and within acceptable threshold.

Co and Cu Check Assay Variation
ppm
8000
6000
4000
2000
0
-2000
-4000
E551853
E551854
E551855
E551856
E551857
E551858
E551859
E551864
E551865
E551860
E551861
E551863
E551862
Co (Co - Co')
Cu (Cu - Cu')

a) Cobalt and Cu check assay variation value: Co check assay values variations are within acceptable threshold for this MRE.
<u>For Co the population</u>: 12/13 samples have nearly identical results and 1 sample has slightly higher value (E551863) as the original assay; 5 assay values are slightly lower, 3 are slightly higher and 4 have equal to nearly equal values to the original values. All Co check assay values fall within acceptable variation rage for this MRE.
<u>For Cu the population</u>: 11/13 samples have nearly identical results and 1 sample has a substantially higher value (E551853) and 1 has a substantially lower value (E551856) as the original assays; 3 assay values are very slightly higher, 3 are slightly higher and 4 have equal to nearly equal values to the original values; All Cu check assay values fall within acceptable variation rage for this MRE.

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

Mineral Reserve Estimates

No Mineral Reserves have been defined to date by the Company for the Iron Creek Deposit.

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

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The management’s discussion and analysis of the Company for the year ended December 31, 2025 is included in this Annual Report in Exhibit 15.1, which is incorporated herein by reference. The management’s discussion and analysis of the Company for the year ended December 31, 2024 and a comparison of the 2024 results and other 2023 information is included in the Annual Report in Exhibit 15.2, which is incorporated herein by reference.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A         Directors and Senior Management

The following table sets out, for each of our directors and executive officers as of the date of this Annual Report, the person’s name, province or state, and country of residence, position with us, principal occupation and, if a director, the date on which the person became a director. Our directors are expected to hold office until our next annual general meeting of Shareholders. Our directors are elected annually and, unless re-elected, retire from office at the end of the next annual general meeting of Shareholders.

Directors and Executive Officers

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since
Trent Mell Toronto, Ontario, Canada Age 56	President, Chief Executive Officer and Director	Current President & CEO of the Company	Mar. 14, 2017
David Stetson(1) Miramar Beach, Florida, USA Age: 69	Chairman	Retired Mining Executive	Aug. 22, 2025
John Pollesel(1)(2)(3)(4) Sudbury, Ontario, Canada Age 62	Lead Director	Retired Mining Executive	May 17, 2017
Alden Greenhouse(1)(2)(4) Toronto, Ontario, Canada Age 49	Director	Current Vice President, Critical & Strategic Minerals for Agnico Eagle Mines Ltd.	Feb. 25, 2025
Gerard Hueber(1) (3)(4) Alexandria, Virginia USA Age 66	Director	Principal, Hueber Maritime Associates, LLC	Oct. 15, 2025
Jody Thomas(1) (3) Victoria, BC, Canada Age: 62	Director	Retired National Security and Intelligence Advisor	Oct. 15, 2025
Susan Uthayakumar(1) (2) Miami, Florida, USA Age 54	Director	Current Chief Energy and Sustainability Officer at Prologis Inc.	Oct. 1, 2019
David Allen(5) Oakville Ontario, Canada Age 62	Interim Chief Financial Officer

Current Interim Chief Financial Officer, Advisor with Hive Advisory Inc, former CFO of TAAL Distributed Information Technologies Inc. from December 2020 to December 2023, Self-employed July 2019 to November 2020.

N/A
Michael Insulan Luxembourg Age 45	Vice President, Commercial	Current Vice-President, Commercial of the Company; formerly Senior Market Analyst at Eurasian Resources Group	N/A
Paolo Toscano Oakville, Ontario Canada Age 56	Vice President Projects and Engineering	Current Vice-President, Projects and Engineering; formerly Senior Vice-President Project Engineering and Construction at Marathon Gold (now Equinox Gold)	N/A
George Puvvada Markham, Ontario, Canada Age 59	Vice-President, Metallurgy and Technology	Current Vice-President, Metallurgy and Technology of the Company; formerly Technical Manager since 2020; previously employed with Northern Sun Mining	N/A
Heather Smiles Oakville, Ontario, Canada Age 40	Vice-President, Investor Relations and Corporate Development	Current Vice-President, Investor Relations and Corporate Development of the Company; formerly employed by Baffinland Iron Mines	N/A

Notes:

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Compensation, Governance and Nominating Committee
(4)	Member of Operations Committee
(5)	David Allen was appointed Interim Chief Financial Officer, effective February 28, 2026, following Marty Randall’s resignation.

Changes to Our Directors and Senior Management

On February 4, 2026, the Company announced the resignation of its CFO Marty Rendall, effective February 28, 2026 to pursue another executive opportunity, and announced that David Allen, who previously served as Electra’s CFO for 2024, would return as Interim CFO effective February 28, 2026, while a formal search for a permanent successor is underway.

C.L. “Butch” Otter did not stand for re-election at the October 15, 2025 special meeting of shareholders and, as a result, is no longer a director of the Company.

On October 15, 2025, Mark Trevisiol left the position as Vice-President, Project Development of the Company.

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

David Stetson – Chairman

David J. Stetson is a seasoned executive with over three decades of leadership experience in natural resources, finance, and corporate strategy. He has held senior roles across the energy and mining sectors, with deep expertise in restructuring, operational transformation, and governance. David most recently served as Chairman and CEO of Alpha Metallurgical Resources (NYSE: AMR), where he drove significant operational improvements, reduced debt by approximately $800 million, and grew the company’s market capitalization from US$50 million to over US$4 billion, positioning it as the largest metallurgical coal producer in the United States. He also served on the Board of Mallinckrodt Pharmaceuticals, chairing its Compliance and Corporate Governance Committee and supporting the company’s restructuring and merger with Endo Pharmaceuticals. David holds a Bachelor of Science from Murray State University, a Juris Doctor from the University of Louisville, and an MBA from the University of Notre Dame.

John Pollesel – Lead Director

Mr. John Pollesel has over 35 years of experience in the mining and metals industry. Most recently he was Chief Executive Officer of Boreal Agrominerals Inc. and prior to this, he was Senior Vice President, Mining at Finning Canada. Mr. Pollesel previously served as Chief Operating Officer and Director of Base Metals Operations for Vale’s North Atlantic Operations, where he was responsible for the largest underground mining and metallurgical operations in Canada. Prior to this, he was Vice President and General Manager for Vale’s Ontario Operations. Mr. Pollesel also served as the Chief Financial Officer for Compania Minera Antamina in Peru, with executive management responsibilities for one of the largest copper-zinc mining and milling operations in the world. Mr. Pollesel holds an MBA from Laurentian University and is a FCPA.

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

Gerard Hueber – Director

Gerard Hueber is a decorated naval leader and seasoned executive with decades of experience spanning the U.S. Navy and industry. Most recently, he was responsible for an $8B portfolio while serving as the Vice President of Naval Power Requirements and Capabilities in Raytheon, an RTX business , which is the world’s largest aerospace and defense company.  Prior to joining the private sector, Hueber served in the United States Navy, with more than 30 years of distinguished military service and strategic leadership experience commanding at multiple levels.  He continues to advise Fortune 500 companies and defense organizations on security strategy, risk management, and operational excellence. His global expertise in logistics, defense infrastructure, and international partnerships brings a valuable perspective to advancing North America’s energy security and supply chain resilience. Gerard holds a Bachelor of Science from the United States Naval Academy and a Master of Arts in National Security and Strategic Studies from the U.S. Naval War College. He is also a Fellow of MIT’s Seminar XXI on Foreign Politics, International Relations and National Interest.

Jody Thomas – Director

Jody Thomas is a distinguished public servant with decades of leadership across Canada’s national security, defense, and governance sectors. She most recently served as National Security and Intelligence Advisor to the Prime Minister of Canada, guiding strategic decision-making at the highest levels of government. Prior to that role, Jody held senior positions including Deputy Minister of National Defence and Commissioner of the Canadian Coast Guard, where she led major organizational and operational reforms. Her experience in public administration, operational leadership, and risk management support Electra’s strategic priorities across North America’s critical minerals supply chain. A pioneer in Canadian defense history, Jody joined the naval reserves at the age of 17 and became one of the first woman to serve aboard a Canadian military vessel. She holds a Bachelor of Arts from Carleton University.

Susan Uthayakumar – Director

Ms. Uthayakumar is a business executive with 25 years of experience in finance and executive management. Ms. Uthayakumar is the current Chief Energy and Sustainability Officer at Prologis Inc. Susan Uthayakumar leads the Prologis’ customer-focused sustainability and energy solutions business as Chief Energy and Sustainability Officer. In this capacity, she is responsible for evaluating and scaling both existing and emerging energy solutions across the Prologis platform. She also partners with Prologis’ environmental stewardship, social responsibility and governance (ESG) team on strategy, progress, stakeholder engagement and related initiatives. Prior to joining Prologis, Susan was president of Schneider Electric’s Sustainability Business Division. During her 16‑year tenure with the company, she was instrumental in transforming Schneider Electric to a digital power and automation technology company by driving sustainability, efficiency and resiliency. Before that, she was CEO of Schneider Canada. Uthayakumar recently was recognized as a 2021 Environment Energy Leader 100 Honoree for successfully delivering climate mitigation action to enterprise customers. Previously, Susan led strategy and M&A projects globally with McCain Foods Limited, an international leader in the frozen food industry, and held various leadership positions with Deloitte, a global advisory firm.

David Allen – Interim Chief Financial Officer

David Allen is a seasoned finance executive, bringing more than 30 years of financial leadership across the manufacturing, natural resources, shipping, real estate, and financial services sectors. He has extensive experience in CFO and senior finance roles within complex international organizations and Fortune 250 Canadian companies. Prior to joining Electra, David held senior finance leadership positions with TAAL, Canada Goose, Anaergia Inc., and Algoma Central Corporation, where he played a key role in strengthening financial operations, supporting corporate growth, and driving strategic initiatives in dynamic and fast-paced environments. At Electra, David oversees all aspects of financial management, including advancing the financing package for the construction of North America’s first cobalt sulfate refinery, supporting the company’s strategy to build a secure North American battery materials supply chain. David is a Chartered Professional Accountant (CPA, CA) in the Province of Ontario.

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

Paolo Toscano – Vice President Projects and Engineering

Paolo Toscano, P.Eng. is a engineering professional, bringing more than 30 years of experience in mining, metallurgy, and large-scale project execution. At Electra, Paolo oversees the construction and commissioning of North America’s first cobalt sulfate refinery, with a focus on engineering excellence, operational efficiency, and on-time delivery of this first-of-its-kind facility. Throughout his career, Paolo has led multidisciplinary teams and delivered complex gold and base-metal projects across North America. Before joining Electra, he served as Senior Vice President of Project Engineering & Construction at Marathon Gold (now Equinox Gold), as well as holding senior leadership roles with Alamos Gold, Ausenco, New Gold, and SNC-Lavalin, managing projects from feasibility through commissioning. Paolo holds a Bachelor of Engineering in Metallurgy from McGill University and a Master of Applied Science in Materials Science from the University of Toronto. He is a licensed Professional Engineer (P.Eng.) in Ontario.

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

Heather Smiles – Vice-President, Investor Relations and Corporate Development

Ms. Smiles is a seasoned Investor Relations professional with nearly 15 years’ experience in investor relations, capital markets, strategic planning, and communications. Ms. Smiles has previously worked with global metals and mining companies including Electra, Baffinland Iron Mines, and Golden Star Resources. She has a proven track record working with boards, executive teams and operations, analyzing business situations to develop and implement practical investor and stakeholder programs and strategies Ms. Smiles is responsible for building and maintaining a strategic investor relations program, advancing corporate development and strategic initiatives, supporting government relations efforts, and contributing to the advancement of the Company’s vision of becoming the leading North American refinery for electric vehicle battery materials. Heather previously served as Director, Investor Relations for Electra until 2019.

Frank Santaguida – Lead Geoscientist

Frank Santaguida is the Lead Geoscientist, bringing over 30 years of international experience in both industry and research. A professional geoscientist, he has worked across diverse geological environments, specializing in the exploration of base and precious metal deposits. Throughout his career, Frank has designed and led exploration programs using multidisciplinary geological data and has held senior technical and management roles with major mining companies, including Glencore and First Quantum Minerals Ltd. His work has focused on identifying new business opportunities and advancing global exploration initiatives for both major and junior mining companies. In addition to his industry experience, Frank has co-published academic papers and co-supervised graduate student theses aimed at improving mineral exploration practices. He holds a Bachelor’s degree Geological and Earth Sciences/Geosciences from University of Waterloo and a Ph.D. in Geological and Earth Sciences/Geosciences from Carleton University.

6.B.        Compensation

Compensation of Directors

The Company recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. Compensation of directors of the Company is reviewed annually and determined by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the Company’s financial resources. The following table sets out certain information respecting the compensation paid to directors who were not NEOs (as defined below) for the financial year ended December 31, 2025. For the purposes of this report, “NEO”, or “named executive officer”, includes the Company’s Chief Executive Officer, Chief Financial Officer and its three (3) other most highly compensated executive officers.

Mr. Mell was a director and a NEO during the year ended December 31, 2025. Any compensation received by him in his capacity as a director of the Company is reflected in the Management Compensation Table in this Annual Report.

Director Compensation Table

The following table sets forth compensation paid and accrued to directors in the financial year ending December 31, 2025, and who were not also officers, employees, or NEOs of the Company.

			Share	Option	Non-equity
		Fees	based	based	incentive	Pension	All other	Total
		earned	Awards	Awards(1)	compensation	value	compensation	compensation
Name and principal position	Year	($)	($)	($)	($)	($)	($)	($)
John Pollesel(2), Lead Director	2025	45,000	128,444	Nil	Nil	Nil	Nil	173,444
C.L. “Butch” Otter(3), Director	2025	34,038	Nil	Nil	Nil	Nil	Nil	34,038
Susan Uthayakumar(4), Director	2025	Nil	103,819	Nil	Nil	Nil	Nil	103,819
David Stetson(5), Chairman	2025	Nil	104,607	Nil	Nil	Nil	Nil	104,607
Alden Greenhouse(6), Audit Committee Chair	2025	19,024	76,830	Nil	Nil	Nil	Nil	95,854
Gerard Hueber(7), Operations Committee Chair	2025	Nil	60,085	Nil	Nil	Nil	Nil	60,085
Jody Thomas(8), Director	2025	4,231	60,085	Nil	Nil	Nil	Nil	64,316

Notes:

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.

(2)	John Pollesel was appointed as a director of the Company on May 17, 2017 and was granted 65,200 DSUs in 2025.

(3)	C.L. “Butch” Otter was appointed as a director of the Company on February 21, 2019 and did not stand for re-election at the October 15, 2025 special meeting of shareholders.

(4)	Susan Uthayakumar was appointed as a director of the Company on October 1, 2019 and was granted 52,700 DSUs in 2025.

(5)	David Stetson was appointed as a director of the Company on August 22, 2025 and was granted 53,100 DSUs in 2025.

(6)	Alden Greenhouse was appointed as a director of the Company on February 25, 2025 and was granted 39,000 DSUs in 2025.

(7)	Gerard Hueber was appointed as a director of the Company on October 15, 2025 and was granted 30,500 DSUs in 2025.

(8)	Jody Thomas was appointed as a director of the Company on October 15, 2025 and was granted 30,500 DSUs in 2025.

Management Compensation Table

The following table sets out certain information respecting the compensation paid for the financial year ended December 31, 2025 to officers of the Company:

					Non-equity incentive
					compensation
					($)
					(f)
			Share	Option	Annual	Long-term
			based	based	incentive	incentive	Pension	All other	Total
		Salary	Awards	Awards(1) (2)	plans(3)	plans	value	compensation	compensation
Name and principal position	Year	($)	($)	($)	(f1)	(f2)	($)	($)	($)
Trent Mell
President and Chief Executive Officer	2025	453,366	Nil	1,189,665	895,000	Nil	Nil	Nil	2,538,031
Marty Rendall
Chief Financial Officer(4)	2025	314,077	Nil	856,624	Nil	Nil	Nil	Nil	1,170,701
David Allen(4)
Interim Chief Financial Officer	2025	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mark Trevisiol(7)
Vice President, Project Development	2025	206,253	Nil	Nil	Nil	Nil	Nil	Nil	206,253
Michael Insulan(5)
Vice President Commercial	2025	275,000	342,780	Nil	60,000	Nil	Nil	Nil	677,780
Heather Smiles
Vice President, Investor Relations and Corporate Development(6)	2025	191,346	Nil	396,555	60,000	Nil	Nil	Nil	647,901
George Puvvada
Vice President, Metallurgy & Technology	2025	176,628	Nil	442,532	60,000	Nil	Nil	Nil	679,160
Paolo Toscano
Vice President, Projects & Engineering	2025	26,664	Nil	554,602	Nil	Nil	Nil	Nil	581,266

Notes:

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.

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

(3)

Management bonuses were paid based on achieving certain corporate objectives for the applicable years. In 2023, following the decision to pause construction of the Company’s Refinery, Electra faced significant financial uncertainty and required substantial additional capital to preserve its assets and advance the project toward completion. During this period, the Company also faced heightened retention risk with respect to key leadership, as evidenced by the departure of four members of the senior leadership team, and remaining members of the leadership team agreeing to temporary salary reductions.

To address these circumstances, the Board approved a one-time, performance-based incentive arrangement for the Chief Executive Officer designed both to retain leadership continuity and to align incentives with the successful recapitalization of the Company.

Under this arrangement, a cash award would be payable only upon the successful execution of a comprehensive financing plan sufficient to enable the continuation of the Refinery project. This objective was considered highly challenging given market conditions, the Company’s lack of operating revenue, and broader capital market constraints.

Over the subsequent three-year period, the Company completed a series of financing transactions totaling approximately US$82 million for the Refinery and general corporate purposes. These efforts preserved the Company’s core assets, enabled the restart of construction activities, and positioned the Refinery project for completion.

The cash award of $895,000 reflects the achievement of this pre-established, Board-approved milestone and is non-recurring in nature.

(4)

David Allen resigned as the Chief Financial Officer on December 31, 2024. and was replaced by Marty Rendall who was appointed the Chief Financial Officer on January 1, 2025. Marty Rendall subsequently resigned from the Company on February 28, 2026 and was replaced by David Allen who currently serves as Interim Chief Financial Officer.

(5)	Michael Insulan became a NEO in 2021 when he joined the Company.

(6)	Ms. Smiles became a NEO following the fiscal year ended December 31, 2023.

(7)	On October 15, 2025, Mark Trevisiol left the position of Vice-President, Project Development of the Company.

6.C.        Board Practices

Employment, Consulting and Directors’ Service Contracts

Trent Mell – Chief Executive Officer

On February 15, 2017, Trent Mell entered into an employment agreement with the Company (the “Mell Agreement”) and was subsequently appointed as President and Chief Executive Officer of the Company on March 2, 2017. Mr. Mell is currently paid an annual base salary of $475,000 and may earn an annual discretionary bonus of up to 100% of base salary, contingent upon achieving corporate objectives agreed upon with the Board.

David Allen – Interim Chief Financial Officer

On February 4, 2026, the Company entered into an engagement letter with Hive Advisory Inc. (“Hive”) for Hive to provide financial outsourcing services to the Company (the “Allen Agreement”). Pursuant to the Allen Agreement, David Allen was appointed as Chief Financial Officer of the Company effective February 28, 2026 and performs all related services as a consultant. Pursuant to the Allen Agreement, Hive issues monthly invoices to Electra based on the number of hours worked during the period.

Marty Rendall – Former Chief Financial Officer

On December 17, 2024, Marty Rendall entered into an employment agreement with the Company (the “Rendall Agreement”) and was appointed as Chief Financial Officer of the Company on January 1, 2025. During the fiscal year ended December 31, 2025, Mr. Rendall was paid a salary of $314,077 and earned a discretionary bonus of $57,600 paid in options, representing 18% of his base salary, which was contingent upon achieving certain agreed corporate objectives which were achieved.  Mr. Rendall resigned effective February 28, 2026.

Michael Insulan – Vice President, Commercial

On December 23, 2020, Michael Insulan entered into an agreement with the Company (the “Insulan Agreement”), and was subsequently appointed as Vice-President, Commercial. Mr. Insulan is currently paid an annual base salary of $285,000 and may earn an annual discretionary bonus at a target of 40% of his base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO.

Mark Trevisiol – Former Vice President, Project Development

On July 23, 2020, Mark Trevisiol entered into an agreement with the Company (the “Trevisiol Agreement”), and was subsequently appointed as Vice-President, Projects. During the fiscal year ended December 31, 2025, Mr. Trevisiol was paid a salary of $206,253.

Heather Smiles – Vice President, Investor Relations and Corporate Development

On January 15, 2024, Heather Smiles entered into an agreement with the Company (the “Smiles Agreement”), and was appointed as Vice President, Investor Relations and Corporate Development. Ms. Smiles is currently paid an annual base salary of $200,000 and may earn an annual discretionary bonus at a target of 35% of her base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO.

George Puvvada – Vice President, Metallurgy and Technology

On February 12, 2024, George Puvvada entered into an agreement with the Company (the “Puvvada Agreement”), and was appointed as Vice President, Metallurgy and Technology. Mr. Puvvada is currently paid an annual base salary of $220,000 and may earn an annual discretionary bonus at a target of 35% of his base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO.

Paolo Toscano – Vice President, Projects and Engineering

On October 29, 2025, Paolo Toscano entered into an agreement with the Company (the “Toscano Agreement”), and was appointed as Vice President, Projects and Engineering. Mr. Toscano is currently paid an annual base salary of $315,000 and may earn an annual discretionary bonus at a target of 100% of his base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO.

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

There are no change of control provisions under the Allen Agreement. The Allen Agreement terminates on May 31, 2026, unless otherwise extended.

In January 2023, the Insulan Agreement was amended to include a change of control agreements pursuant to which Mr. Insulan would be entitled to payments equivalent 12 months’ salary in the event the agreement is terminated without cause.

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

The following table discloses the estimated amounts payable to our current officers for the fiscal year ended December 31, 2025 under a termination or change of control. Unless otherwise stated, amounts disclosed in the table below assume that the officers’ termination of employment and/or change of control occurred on December 31, 2025.

	Payment due	Payment due
	upon Termination	upon Change of Control
NEO	($)	($)
Trent Mell	1,900,000	1,900,000
David Allen	Nil	Nil
Michael Insulan	213,750	285,000
Heather Smiles	100,000	270,000
George Puvvada	55,000	Nil
Paolo Toscano	26,250	Nil

Audit Committee

Charter of the Audit Committee

The full text of the current Terms of Reference for the Audit Committee is attached as Exhibit 15.3 to this Annual Report.

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

Susan Uthayakumar – Ms. Uthayakumar has 25 years of experience in finance and executive management. Ms. Uthayakumar is the current Chief Energy and Sustainability Officer at Prologis Inc. Prior to joining Prologis, Ms. Uthayakumar was with Schneider Electric for 16 years, a global leader in energy management and automation. Ms. Uthayakumar is a CA and CPA and holds an Executive MBA from the Kellogg School of Management as well as a Bachelor of Arts and a Master of Accounting from the University of Waterloo.

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

Pre-Approval Policies and Procedures

The policy and procedures relating to the pre-approval of non-audit services provided to the Company are described in the Terms of Reference for the Audit Committee attached as Exhibit 15.3 to this Annual Report.

The Compensation, Governance, and Nominating Committee

Charter of the Compensation, Governance, and Nominating Committee

The full text of the current Terms of Reference for the Compensation, Governance, and Nominating Committee is attached as Exhibit 15.4 to this Annual Report.

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

Composition of the CGN Committee

The CGN Committee is currently comprised of Messrs. John Pollesel (Chair), Gerard Hueber and Jody Thomas, all of whom are independent.

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

Operations Committee

Charter of the Operations Committee

The full text of the current charter for the Operations Committee of the Board (the “Operations Committee”) is attached as Exhibit 15.5 to this Annual Report.

Description of the Operations Committee

The Operations Committee has been created to assist the Board in fulfilling its obligations relating to technical, health and safety, and ESG matters. The Operations Committee meets at such frequency throughout the year as is required to carry out its duties and responsibilities. The members of the Operations Committee may make periodic site visits, as considered, in order to become familiar with the nature of the operations of the Company, and to review relevant objectives, procedures and performance with respect to technical, health, safety, and ESG matters. Absent extraordinary circumstances, a minimum of one annual meeting of the Operations Committee is held at one (or more) of the Company's property assets.

Technical Matters

The Operations Committee, among other things, reviews and approves the Company’s mandates and policies relating to all technical matters; provides technical oversight in connection with the Company’s exploration, development and operational activities; reviews with management the mid- to long-term technical risks and opportunities associated with the Company’s business; reviews the technical and budget issues associated with projects, acquisitions and dispositions; and reviews technical reports prepared for the Company on material properties.

Health and Safety Matters

The Operations Committee oversees the Company’s mandates and policies relating to all health and safety matters, ensures that the Company provides adequate training opportunities, instruction and equipment to its employees, and reviews, monitors and reports to the Board on the results of any material safety, health, environment or sustainability incident at any of the Company’s operations. The Operations Committee periodically reviews and reports to the Board on the safety, health, environment and sustainability risks associated with the Company’s operations and the procedures and plans designed to manage and mitigate those risks.

ESG Matters

The Operations Committee reviews management reports on operational and project-related aspects of all sustainability, environmental and social matters, including project timelines, budgets, current project status and all other related operational matters. The Operations Committee also ensures that management has in place appropriate operational procedures that would minimize adverse effects on operations should social and environmental violations or incidents occur, and assists management with respect to the Company’s interactions with local communities.

Composition of the Operations Committee

The Operations Committee is currently comprised of Messrs. Gerard Hueber (Chair), John Pollesel and Alden Greenhouse, all of whom are independent.

6.D.        Employees

As of December 31, 2025, the Company had 24 staff members (22 employees located in Canada and 2 employees located in Europe) made up of full-time employees (19) and contractors (5).

6.E.        Share Ownership

The following table indicates information as of March 27, 2026 (unless otherwise noted), regarding the beneficial ownership of our Common Shares for (i) each individual who served as an executive officer and/or director during the fiscal year ended December 31, 2025, individually and as a group, and (ii) each person known by the Company to beneficially own more than 5% of our outstanding Common Shares.

Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any Common Shares on or within 60 days of March 27, 2026, upon conversion or exercise of outstanding securities or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person. As of March 26, 2026, we had 43 record holders of our Common Shares, with 19 record holders in Canada, representing 6.4% of our outstanding Common Shares, and 18 record holders in the United States, representing 10.01% of our outstanding Common Shares.

Except as otherwise indicated, the address of each of the persons in this table is 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

	Shares Beneficially	Percentage of Shares
Name and Address of Beneficial Owner	Owned	Beneficially Owned
5% and Greater Shareholders:
O’Connor Alternative Investments, LLC(1)	10,413,759	9.9%
Highbridge Capital Management LLC(2)	9,291,272	9.9%
Whitebox Advisors LLC(3)	9,271,572	9.9%

Directors and Executive Officers:
Trent Mell	191,165	0.2%
David Stetson	390,121	0.4%
John Pollesel	26,250	*	%
Gerard Hueber	66,666	0.1%
C.L. “Butch” Otter	292	*	%
Susan Uthayakumar	19,011	*	%
Alden Greenhouse	5,000	*	%
Jody Thomas	Nil	*	%
Marty Rendall	31,249	*	%
David Allen	Nil	*	%
Michael Insulan	32,397	*	%
Mark Trevisiol	34,079	*	%
George Puvvada	10,082	*	%
Heather Smiles	15,062	*	%
Paolo Toscano	Nil	*	%
All executive officers and directors as a group (15 persons)(4)	821,374	0.8%

Notes:

*     Indicates beneficial ownership of less than 1%.

(1)

According to information provided by the shareholder, Nineteen77 Global Multi-Strategy Alpha Master Limited (“Nineteen77”) holds (i) 8,962,596 Common Shares and (ii) 12,429,327 Common Shares issuable upon the exercise of warrants. The warrants are subject to a blocker which prevents the holder from exercising the warrants to the extent that, upon such exercise or conversion, the holder would beneficially own in excess of 9.9% of Common Shares outstanding as a result of the exercise or conversion. As a result of such limitation, an aggregate of 10,978,164 of the Common Shares underlying the warrants held by Nineteen77 may not be exercised as of the date hereof and have been excluded from the table. O’Connor Alternative Investments, LLC (“O’Connor”), as investment manager to Nineteen77, may be deemed to beneficially own, and to have voting and dispositive power over, such securities. O’Connor is an indirect wholly owned subsidiary of Cantor Fitzgerald, L.P., which may also be deemed to beneficially own such securities. The address of O’Connor is 110 E. 59th Street, New York, New York, 10022.

(2)

According to the Schedule 13G filed with the SEC on October 24, 2025, Highbridge Capital Management LLC (“Highbridge”) is the direct owner of (i) 9,291,272 Common Shares and (ii) warrants to purchase 23,539,577 Common Shares. The warrants are subject to a blocker which prevents the holder from exercising the warrants to the extent that, upon such exercise or conversion, the holder would beneficially own in excess of 9.9% of Common Shares outstanding as a result of the exercise or conversion. As of the date of the Schedule 13G, Highbridge is deemed to beneficially own 9.9% of Common Shares outstanding. The address of Highbridge is 277 Park Avenue, 23rd Floor, New York, New York 10172.

(3)

According to the Schedule 13G filed with the SEC on October 24, 2025, each of Whitebox Advisors LLC (“WA”) and Whitebox General Partner LLC (“WGP”) is deemed to be the beneficial owner of 9,271,572 Common Shares, as a result of WA's clients' ownership of 9,271,572 Common Shares. WA's clients also own (i) 28,884,464 warrants to purchase Common Shares at an exercise price of $1.25 per Common Share (the "October 2025 Warrants") and (ii) 21,920,001 Pre-Funded Warrants (together with the October 2025 Warrants, the "Warrants"), with each of (i) and (ii) subject to the Beneficial Ownership Limitations (defined below). Warrants are subject to a blocker which prevents the holder from exercising Warrants to the extent that, upon such exercise, the holder would beneficially own in excess of 9.9% of Common Shares outstanding as a result of the exercise (the "Beneficial Ownership Limitations"). Accordingly, the table excludes an aggregate of 50,808,465 Common Shares obtainable upon the exercise of the Warrants owned by WA's clients, which are subject to the Beneficial Ownership Limitations. The address of WA is 3033 Excelsior Boulevard, Suite 500, Minneapolis, MN 55416.

(4)	Includes all directors, nominees, and executive officers during the fiscal year ended December 31, 2025.

2022 Amended and Restated LTIP

The purpose of the 2022 Long-Term Incentive Plan dated as of  November 10, 2022, as amended and restated (the “2022 Amended and Restated LTIP”) is to align the interests of those directors, employees and consultants designated by the Board as being eligible to participate in the 2022 Amended and Restated LTIP with those of the Company and its shareholders and to assist in attracting, retaining and motivating key employees by making a portion of the incentive compensation of participating employees directly dependent upon the achievement of key strategic, financial and operational objectives that are critical to ongoing growth and increasing the long-term value of the Company. In particular, the 2022 Amended and Restated LTIP is designed to allow the Board to grant Awards (as defined below) to promote the long-term success of the Company and the creation of shareholder value by: (a) encouraging the attraction and retention of directors, key employees and consultants of the Company and its subsidiaries; (b) encouraging such directors, key employees and consultants to focus on critical long-term objectives; and (c) promoting greater alignment of the interests of such directors, key employees and consultants with the interests of the Company. Historically, the Company has made use of long-term incentive grants as an alternative to cash bonuses and salary increases as a means of conserving capital, rewarding performance, retaining personnel and aligning behavior with shareholder interests.

An “Award” means an option (“Option”), performance share unit (“PSU”), restricted share unit (“RSU”) and deferred share unit (“DSU”) granted under the 2022 Amended and Restated LTIP.

The following table summarizes the key provisions of the 2022 Amended and Restated LTIP as of December 31, 2025. Defined terms used below not otherwise defined herein shall have the meaning set out in the 2022 Amended and Restated LTIP, as amended and restated.

Eligible Participants	For all Awards, any director, officer, employee or consultant of the Company or any subsidiary of the Company who is eligible to receive Awards under the 2022 Amended and Restated LTIP.
Types of Awards	Options, PSUs, RSUs and DSUs.
Number of Securities Issued and Issuable	The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all Awards granted under the 2022 Amended and Restated LTIP, together with all other established security-based compensation arrangements of the Company, shall be not more than 3,150,000 Common Shares. In addition to the foregoing, assuming the LTIP Resolution obtains shareholder approval:
	●	up to a maximum of 125,000 Common Shares may be reserved for issuance upon conversion of RSUs;
	●	up to a maximum of 125,000 Common Shares may be reserved for issuance upon conversion of PSUs;
	●	up to a maximum of 400,000 Common Shares may be reserved for issuance upon conversion of DSUs; and
	●	to a maximum of 2,500,000 Commons Shares may be reserved for up issuance upon the exercise of Options.
Plan Limits	When combined with all of the Company’s other previously established security-based compensation arrangements, including the limitation imposed on the maximum number of Common Shares which may be issued pursuant to the exercise or redemption and settlement of DSUs, PSUs, RSUs and Options set out above, the 2022 Amended and Restated LTIP shall not result in the grant:
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

Options granted before the Original LTIP Date shall vest and become immediately exercisable, subject to any required approvals of the TSXV

Options from and after the Original LTIP Date do not vest and become immediately exercisable upon a change in control, unless:

Options expire on the scheduled expiry date of the Option
● the successor fails to continue or assume the obligations under the 2022 Amended and Restated LTIP or fails to provide for a substitute Award, or
● if the Option is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control,

subject to any required approvals of the TSXV
Termination with Cause	Options granted prior to the Original LTIP Date that are unvested as of the Termination Date automatically terminate and shall be forfeited	Vested Options granted prior to the Original LTIP Date shall expire on the earlier of the scheduled expiry date of the option and three months following the Termination Date

	Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited	Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

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

●

Any eligible employee may elect to participate in the ESP Plan and contribute money (the “Employee Contribution”) to the ESP Plan in any calendar quarter by delivering to the Company a completed and executed “Enrolment and Contribution Election Form” authorizing the Company to deduct the Employee Contribution from the ESP Plan Participant’s Base Annual Salary (as defined in the ESP Plan) in equal instalments beginning in the first quarterly period in which the eligible employee enrolls in the ESP Plan. Such direction will remain effective until: (i) the ESP Plan Participant’s employment is terminated (as described more fully below), (ii) the ESP Plan Participant’s Retirement (as defined in the ESP Plan), (iii) the ESP Plan Participant elects to withdraw from the ESP Plan by delivering a completed and executed “Withdrawal Form”, or (iv) the Board terminates or suspends the ESP Plan, whichever is earlier.

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

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.        Major Shareholders

See Item 6.E. above.

7.B.        Related Party Transactions

Except as otherwise set out herein, there are no material interests, direct or indirect, of any director, executive officer, person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction during the fiscal year ended December 31, 2025 or during the current financial year, as of March 27, 2026, which has materially affected or is reasonably expected to materially affect the Company.

7.C.        Interests of Experts and Counsel

Not applicable.

ITEM 8.              FINANCIAL INFORMATION

8.A.        Consolidated Statements and Other Financial Information

The audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 can be found under “Item 18. Financial Statements”.

The financial statements as required under Item 17. “Financial Statements” are attached hereto and found immediately following the text of this Annual Report. The audit report of MNP LLP, independent registered public accounting firm, is included herein immediately preceding the consolidated financial statements.

Legal Proceedings

The Company is not currently subject to any legal or arbitration proceeding, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

Dividend Policy

The Company has never paid cash dividends on the Common Shares and does not currently expect to pay cash dividends in the future in favor of utilizing cash to support the development of the Company’s business. In addition, the October 2025 Credit Agreement restricts our ability to pay dividends while the October 2025 Term Loan is outstanding, subject to limited exceptions. Any future determination relating to the Company’s dividend policy will be made at the discretion of the Company’s Board of Directors and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements the Company may obtain or enter into, future prospects and other factors the Company’s Board of Directors may deem relevant at the time such payment is considered.

8.B.        Significant Changes

We are not aware of any significant change that has occurred since December 31, 2025, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

ITEM 9.              THE OFFER AND LISTING.

9.A.        Offer and Listing Details

The Common Shares are listed and posted for trading on each of the TSXV and Nasdaq under the trading symbol “ELBM”.

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

By articles of amendment dated December 31, 2024, the Company completed the Reverse Split of the issued and outstanding Common shares of the Company at a ratio of one (1) post-Reverse Split Common Share for four (4) pre-Reverse Split Common Shares of the Company.

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

As of the date hereof, our authorized share capital consists of an unlimited number of Common Shares, of which 103,585,805 are issued and outstanding. In addition, we have 3,385,227 Common Shares issuable pursuant to outstanding stock options, 406,598 DSU’s, 26,405,657 pre-funded warrants and 104,219,599 issuable upon the exercise of outstanding warrants.

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

10.C.      Material Contracts

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company”, “Item 4.B. Business Overview”, “Item 5.B. Operating and Financial Review and Prospects”, “Item 6.C. Board Practices” and “Item 7.B. Related Party Transactions”, which descriptions are incorporated by reference in this Item 10.C.

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

10.E.      Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders .

The following discussion summarizes the anticipated U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the ownership and disposition of the Common Shares. This discussion addresses only holders who acquire and hold Common Shares as “capital assets” (generally, assets held for investment purposes).

This summary is based on the Code, U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”), and the US Treaty, all as in effect on the date hereof, and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, the 3.8% Medicare tax on certain net investment income, or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. U.S. Holders should consult their own tax advisers regarding such matters.

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

Passive Foreign Investment Company Rules

A foreign corporation will generally be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” In general, “passive income” includes dividends, interest, certain rents and royalties and certain gains, including the excess of gains over losses from certain commodities transactions. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it directly holds its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Based on the Company’s income and assets for the year ended December 31, 2025, the Company believes that it was not treated as a PFIC for the preceding taxable year. Whether the Company will be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or any future taxable year is a factual determination that must be made annually after the close of each taxable year and depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and on the composition of the Company’s income and assets and the value of its assets from time to time.  Therefore, there can be no assurance that the Company was not classified as a PFIC for the year ending December 31, 2025 or will not be a PFIC for the current or any future taxable year.   If the Company is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of the Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for Common Shares).

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

Distributions to a U.S. Holder with respect to the Common Shares may be subject to Canadian non-resident withholding tax. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to a number of complex limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally will constitute “passive category income.” The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.

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

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds the appropriate reporting threshold applicable to the U.S. Holder. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold the Common Shares. U.S. Holders should also be aware that if the Company were a PFIC, they would generally be required to file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Common Shares and their particular situations.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE COMMON SHARES. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

10.F.      Dividends and Paying Agents

Not applicable.

10.G.     Statement by Experts

Not applicable.

10.H.     Documents on Display

Documents concerning our company referred to in this Annual Report may be viewed by appointment during normal business hours at our registered and records office at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3. Further, we file reports under Canadian regulatory requirements on SEDAR+; you may access our reports filed on SEDAR by accessing their website at www.sedarplus.ca. The Company is subject to the informational requirements of the Exchange Act, and files reports, Annual Reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The Company’s reports, Annual Reports and other information can be inspected on the SEC’s website.

10.I.       Subsidiary Information

Not applicable.

10.J.      Annual Report to Security Holders

If we are required to furnish an annual report to security holders on Form 6-K, we will submit such annual report in electronic format in accordance with the EDGAR Filer Manual.

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

The following are the contractual maturities of financial liabilities as at December 31, 2025 and December 31, 2024:

	As at December 31, 2025
	< 1 Year	Between 1 – 2 Years	>2 Years

Accounts payable and accrued liabilities	$5,817	$—	$—
Long-term government loan payable	36	36	5,125
Term loan	—	—	38,920
Lease payable	128	43	—
Deferred government grant	642	—	—
Total	$6,623	$79	$44,045

	As at December 31, 2024
	< 1 Year	Between 1 – 2 Years	>2 Years

Accounts payable and accrued liabilities	$3,579	$—	$—
Long-term government loan payable	36	1,615	8,519
Convertible notes payable[1]	8,057	8,012	99,071
Lease payable	125	128	43
Total	$11,797	$9,755	$107,633

1 Amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. Per Note 13, previously existing debt was cancelled and replaced with 2028 Notes on February 13, 2023.

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

The contractual liabilities relating to government loan payable assumes that repayment would began on June 30, 2028 in 19 equal quarterly instalments.

Fair Value

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, a term loan pursuant to the October 2025 Credit Agreement, long-term government loan payable, warrants liability, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, restricted cash, prepaid expenses and deposits, receivables and accounts payable and accrued liability approximate their carrying values because of their current nature. The fair value of long-term government loan payables are estimated as $5,196 (December 31, 2024 - $7,824) utilizing a discounted cash flow calculation based on cash interest and principal payments and an interest rate of 16.0% (December 31, 2024 –ranging from 7.0% to 17.1% ) which would expected to be achieved on a standard debt arrangement.

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

As at December 31, 2025, the Company’s maximum exposure to credit was the carrying value of cash and cash equivalents, restricted cash, and receivables.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, prepayments, accounts payable and accrued liabilities, derivative financial liabilities on warrants and its long-term debts that are denominated in US Dollars. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. The following table indicates the foreign currency exchange risk on monetary financial instruments as at December 2025 and 2024 converted to Canadian Dollars:

As at December 31, 2025
USD denominated
expressed in CAD
Cash and cash equivalents	$25,019
Accounts payable and accrued liabilities	(641)
Term loan	(38,168)
Royalty	(2,338)
Total	$(16,128)

As at December 31, 2024
USD denominated
expressed in CAD
Cash and cash equivalents	$3,391
Accounts payable and accrued liabilities	(478)
Interest accrual	(2,799)
Long-term convertible notes payable	(63,963)
Royalty	(1,283)
Total	$(65,132)

During the year ended December 31, 2025, the Company recognized a gain of $1,159 on foreign exchange (December 31, 2024 – loss of $4,338). Based on the above exposures as at December 31, 2025, a 10% depreciation or appreciation of the US Dollar against the Canadian Dollar would result in a $1,232 decrease or increase in the Company’s net income before tax (2024 - $6,149).

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at December 31, 2025.

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

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.            CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rule 13a 15(e) and Rule 15d 15(e) under the Exchange Act) was carried out by the Company’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon their evaluation, the Company’s CEO and CFO concluded that, during the fiscal year ended December 31, 2025, the Company’s disclosure controls and procedures were effective and appropriately designed as of September 30, 2025.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) (as such term is defined in Rule 13a 15(f) and Rule 15d 15(f) under the Exchange Act) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Management conducted an evaluation of the effectiveness of the Company’s ICFR as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of progress made strengthening ICFR during 2024 and 2025, management no longer feels there are significant deficiencies in its internal controls over financial reporting. Previous deficiencies noted by management have been ameliorated during 2024 and 2025, including during the quarter ended September 30, 2025 and for the year-ended December 31, 2025.

Management noted improvement in the following areas where significant deficiencies existed in the past:

●	Control Environment

o

The Company has added trained financial reporting and accounting personnel with appropriate skills and knowledge regarding the design, implementation, and operation of internal controls over financing reporting. The team is in the process of implementing and improving processes and procedures to identify, monitor and improve ICFR and DCP.

●	Procurement, Payment and Receiving Processes

The Company has improved reporting and receiving processes to ensure adherence to the Company’s policies at the Refinery.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective and appropriately designed as at September 30, 2025 and for the year-ended December 31, 2025.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

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

If the Company amends or grants any waiver of the Code of Business Conduct and Ethics, whether explicit or implicit, to a director or executive officer, it will be promptly disclosed as required by any applicable law or applicable rules and guidelines of any stock exchange on which the securities of the Company are listed. During the year ended December 31, 2025, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The full text of the Code of Business Conduct and Ethics is posted on the Company’s website at www.electrabmc.com. The information on or accessible through the website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of the website address in this Annual Report is only for reference. A copy of our Code of Business Conduct and Ethics may also be obtained, without charge, upon a written request addressed to our office at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

The Audit Committee is responsible for reviewing and evaluating the Code of Business Conduct and Ethics periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Audit Committee will also assist the Board of Directors with the monitoring of compliance with the Code of Business Conduct and Ethics.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows.

Fees in Canadian dollars	December 31, 2025	December 31, 2024
Audit fees(1)	$582,120	$675,105
Audit-related fees(2)	$77,305	Nil
Tax fees(3)	Nil	Nil
All other fees(4)	$47,518	$12,500
Total	$706,943	$687,605

Notes:

(1)	The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, and statutory audits of the Company’s subsidiaries.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” row.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.

(4)

“All other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Company’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees”.

The policy of the Company’s Audit Committee is to pre-approve all audit and non-audit services provided by MNP LLP, its current independent registered public accounting firm, including audit services, audit-related services, and other services as described above. Pursuant to this policy, the Audit Committee pre-approved all of the services provided to us by MNP during the year ended December 31, 2025.

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

Cybersecurity Governance

The Board has general oversight power over cybersecurity issues and has delegated daily supervision responsibility to the Company’s IT department. The IT department, consisting of personnel with relevant expertise in cybersecurity management, overseas the implementation of the Company’s cybersecurity risk management measures. The IT department supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources; and alerts and reports produced by security tools deployed in the IT environment. The IT department is led by Carmelo Andrews, IT Manager, who has more than 20 years in cybersecurity and technology matters. Mr. Andrews or other appropriate personnel with knowledge of the Company’s cybersecurity and information security programs reports to the Board concerning cybersecurity threats and measures taken by the Company to mitigate and reduce such threats and would report on any material cybersecurity incidents.

PART III

ITEM 17:            FINANCIAL STATEMENTS

Refer to Item 18. Financial Statements.

ITEM 18:            FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

Audited Annual Financial Statements as at December 31, 2023, 2024 and 2025:

ITEM 19.            EXHIBITS

The following Exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description
1.1	Certificate of Continuance, First Cobalt Corp., dated September 4, 2018 (incorporated herein by reference to exhibit 1.1 to the Company’s Form 20-F filed on May 16, 2024)
1.2

Certificate of Amendment to the Articles of Incorporation of Electra Battery Materials Corporation, dated December 6, 2021 (incorporated herein by reference to exhibit 4.2 to the Company’s Form S‑8 (File No. 333‑264589) filed with the SEC on April 29, 2022)

1.3

Certificate of Amendment to the Articles of Incorporation of Electra Battery Materials Corporation dated November 17, 2022 (incorporated herein by reference to exhibit 1.3 to the Company’s Form 20-F filed on May 16, 2024)

1.4

Certificate of Amendment to the Articles of Incorporation of Electra Battery Materials Corporation dated December 31, 2024 (incorporated herein by reference to exhibit 1.4 to the Company’s Form 20-F filed on April 24, 2025)

1.5	By Laws of Electra Battery Materials Corporation (incorporated herein by reference to exhibit 4.3 to the Company’s Form S‑8 (File No. 333‑264589) filed on April 29, 2022)
2.1	Description of Securities (incorporated herein by reference to exhibit 2.1 to the Company’s Form 20-F filed on May 16, 2024)
2.2

Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated November 15, 2022 (incorporated herein by reference to exhibit 99.1 to the Company’s Form 6‑K filed on November 15, 2022)

2.3

Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated February 13, 2023 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6‑K furnished on February 14, 2023)

2.4

First Supplemental Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated January 12, 2024 (incorporated herein by reference to exhibit 2.4 to the Company’s Form 20-F filed on April 24, 2025)

2.5

Second Supplemental Warrant Indenture by and between Electra Battery Materials Corporation and TSX Trust Company, dated November 27, 2024 (incorporated herein by reference to exhibit 2.5 to the Company’s Form 20-F filed on April 24, 2025)

2.6

Indenture, dated as of February 13, 2023, for Convertible Senior Secured Notes due 2028, by and between, Electra Battery Materials Corporation, the Guarantors Party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee (incorporated herein by reference to exhibit 99.1 to the Company’s Form 6‑K furnished on February 14, 2023)

2.7

Supplemental Indenture, dated as of November 27, 2024, for Convertible Senior Secured Notes due 2028, by and between, Electra Battery Materials Corporation, the Guarantors Party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee (incorporated herein by reference to exhibit 2.7 to the Company’s Form 20-F filed on April 24, 2025)

2.8

Limited Waiver, dated as of February 27, 2024, by and among Electra Battery Materials Corporation, certain Holders of the Company’s Convertible Senior Secured Notes due 2028, and GLAS Trust Company, LLC, as Trustee for the Holders (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K furnished on February 28, 2024)

2.9

Limited Waiver, dated as of August 14, 2024, by and among Electra Battery Materials Corporation, certain Holders of the Company’s Convertible Senior Secured Notes due 2028, and GLAS Trust Company, LLC, as Trustee for the Holders (incorporated herein by reference to exhibit 2.9 to the Company’s Form 20-F filed on April 24, 2025)

2.10

Limited Waiver, dated as of November 27, 2024, by and among Electra Battery Materials Corporation, certain Holders of the Company’s Convertible Senior Secured Notes due 2028, and GLAS Trust Company, LLC, as Trustee for the Holders (incorporated herein by reference to exhibit 2.10 to the Company’s Form 20-F filed on April 24, 2025)

2.11

Warrant Indenture, dated as of November 27, 2024, by and between Electra Battery Materials Corporation and TSX Trust Company (incorporated herein by reference to exhibit 2.11 to the Company’s Form 20-F filed on April 24, 2025)

2.12

Equity Subscription Agreement, entered into on November 25, 2024, by and among Electra Battery Materials Corporation and the Subscriber named thereto (incorporated herein by reference to exhibit 2.12 to the Company’s Form 20-F filed on April 24, 2025)

2.13

Convertible Note Subscription Agreement, entered into on November 25, 2024, by and among Electra Battery Materials Corporation and the Subscriber named thereto (incorporated herein by reference to exhibit 2.13 to the Company’s Form 20-F filed on April 24, 2025)

2.14

Indenture, dated as of November 27, 2024, for 12.00% Convertible Senior Secured Notes due 2027, by and among Electra Batter Materials Corporation, the Guarantors Party thereto, and GLAS Trust Company, LLC, as Trustee and Collateral Trustee (incorporated herein by reference to exhibit 2.14 to the Company’s Form 20-F filed on April 24, 2025)

2.17	Form of Promissory Note, dated as of August 22, 2025 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K furnished on August 25, 2025)
2.18

Warrant Indenture, dated as of October 22, 20225, by and between Electra Battery Materials Corporation and TSX Trust Company (incorporated herein by reference to exhibit 99.5 to the Company’s Form 6-K furnished on October 24, 2025)

2.19	Form of Pre-Funded Common Price Purchase Warrant, dated as of October 22, 2025 (incorporated herein by reference to exhibit 99.6 to the Company’s Form 6-K furnished on October 24, 2025)
4.1

At-The-Market Offering Agreement, dated as of June 26, 2025, by and between Electra Battery Materials Corporation and H.C. Wainwright & Co., LLC (incorporated herein by reference to exhibit 99.1 to the Company’s Form 6-K furnished on December 23, 2025)

4.2

Transaction Support Agreement, dated August 21, 2025, by and among Electra Battery Materials Corporation and certain Holders of the Company’s Convertible Senior Secured Notes due 2027 and the Company’s Convertible Senior Secured Notes due 2028 (incorporated herein by reference to exhibit 99.1 to the Company’s Form 6-K furnished on August 25, 2025)

4.3

Amendment No. 1 to Transaction Support Agreement, dated August 21, 2025, as amended September 17, 2025 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K furnished on September 18, 2025)

4.4

Amendment No. 2 to Transaction Support Agreement, dated August 21, 2025, as amended October 21, 2025 (incorporated herein by reference to exhibit 99.1 to the Company’s Form 6-K furnished on October 24, 2025)

4.5	Exchange Agreement, dated as of October 22, 2025 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K furnished on October 24, 2025)
4.6	Amended and Restated Cobalt Royalty Agreement, dated as of October 22, 2025 (incorporated herein by reference to exhibit 99.3 to the Company’s Form 6-K furnished on October 24, 2025)
4.7	Registration Rights Agreement, dated as of October 22, 2025 (incorporated herein by reference to exhibit 99.4 to the Company’s Form 6-K furnished on October 24, 2025)
4.8	Credit and Guaranty Agreement, dated as of October 22, 2025 (incorporated herein by reference to exhibit 99.7 to the Company’s Form 6-K furnished on October 24, 2025)
4.9	Form of Warrants to Purchase Common Shares regarding the 2025 Offering (incorporated by reference to exhibit 4.11 to the Registration Statement on Form F-3 filed on November 25, 2025)
8.1	Subsidiaries of the Company (incorporated herein by reference to exhibit 8.1 to the Company’s Form 20-F filed May 16, 2024)
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to exhibit 11.1 to the Company’s Form 20-F filed May 16, 2024)
11.2	Insider Trading Policy (incorporated herein by reference to exhibit 11.2 to the Company’s Form 20-F filed April 24, 2025)
12.1*	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Executive Officer
12.2*	Rule 13a‑14(a)/15d‑14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Management Discussion and Analysis of the Company for the year ended December 31, 2025 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K filed March 27, 2026)
15.2	Management Discussion and Analysis of the Company for the year ended December 31, 2024 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K filed March 31, 2025)
15.3	Audit Committee Charter (incorporated herein by reference to exhibit 15.3 to the Company’s Form 20-F filed April 24, 2025)
15.4	Compensation, Governance and Nominating Committee Charter (incorporated herein by reference to exhibit 15.4 to the Company’s Form 20-F filed May 16, 2024)
15.5*	Operations Committee Charter
15.6

SK1300 Technical Report Summary and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA, effective January 27, 2023 (incorporated herein by reference to exhibit 15.5 to the Company’s Form 20-F filed May 16, 2024)

15.7

NI 43-101 Technical Report and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA, effective January 27, 2023 (incorporated herein by reference to exhibit 99.2 to the Company’s Form 6-K filed March 13, 2023)

15.8*	Consent of independent registered public accounting firm, MNP LLP, Charted Professional Accountants (PCAOB ID: 1930)
15.9*	Consent of Norda Stelo Inc. (formerly Innovexplo Inc.)
15.10*	Consent of Martin Perron, P.Eng.
15.11*	Consent of Marc R. Beauvais, P.Eng.
15.12*	Consent of Eric Kinnan, P.Geo
15.13*	Consent of Soutex Inc.
15.14*	Consent of Pierre Roy, P.Eng.
97.1	Clawback Policy (incorporated herein by reference to exhibit 97.1 to the Company’s Form 20-F filed May 16, 2024)
101. INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Linkbase Document
101. AL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within Inline XBRL document)

*     Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Electra Battery Materials Corporation

/s/ Trent Mell
	By:	Trent Mell
	Title:	President & Chief Executive Officer

Date: March 27, 2026

ELECTRA BATTERY MATERIALS CORPORATION CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

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

/s/ “Trent Mell”	/s/ “David Allen”
President and Chief Executive Officer	Chief Financial Officer

March 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Electra Battery Materials Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Electra Battery Materials Corporation (the “Company") as at December 31, 2025 and 2024 and the related consolidated statements of loss and other comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Company has suffered recurring operating losses and negative cash flows from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

Chartered Professional Accountants

Licensed Public Accountants

March 27, 2026

Toronto, Ontario

We have served as the Company’s auditor since 2023.

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$39,024	$3,717
Marketable securities (Note 8)	-	12
Prepaid expenses and deposits	812	672
Receivables (Note 5)	666	1,310
	40,502	5,711
Non-Current Assets
Exploration and evaluation assets (Note 7)	88,776	93,200
Property, plant and equipment (Note 6)	55,078	51,189
Capital long-term prepayments (Note 6)	-	139
Long-term restricted cash	1,208	1,208
Total Assets	$185,564	$151,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$5,817	$3,579
Accrued interest	-	2,799
Convertible notes payable (Note 11)	-	63,963
Warrants (Note 11)	-	1,582
US warrants (Note 14 and 17 (c))	81,658	-
Lease liability (Note 15)	55	50
Deferred government grant (Note 10)	642	-
	88,172	71,973
Non-Current Liabilities
Term loan (Note 13)	38,168	-
Government loan payable (Note 10)	5,196	7,824
Government grants (Note 10)	3,124	3,124
Royalty (Note 12)	2,338	1,283
Lease liability (Note 15)	27	83
Asset retirement obligations (Note 9)	2,289	2,842
Total Liabilities	$139,314	$87,129
Shareholders’ Equity
Common shares (Note 16)	419,966	307,723
Reserve (Note 16)	33,143	26,848
Accumulated other comprehensive income	1,498	4,639
Deficit	(408,357)	(274,892)
Total Shareholders’ Equity	$46,250	$64,318
Total Liabilities and Shareholders’ Equity	$185,564	$151,447

Going Concern (Note 1)

Commitments and Contingencies (Note 24)

Subsequent events (Note 27)

Approved on behalf of the Board of Directors and authorized for issue on March 27, 2026
/s/ Alden Greenhouse	/s/ Trent Mell
Alden Greenhouse, Director	Trent Mell, Director

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	For the years ended December 31,
	2025	2024	2023
Operating expenses
General and administrative	$3,071	$2,902	$2,395
Consulting and professional fees	5,103	3,782	4,659
Exploration and evaluation expenditures	255	442	700
Investor relations and marketing	622	811	633
Salaries and benefits	6,513	4,318	3,775
Share-based payments (Note 17)	1,453	1,739	1,821
Operating loss:	17,017	13,994	13,983
Other
Unrealized gain (loss) on marketable securities (Note 8)	4	41	(253)
(Loss) gain on financial derivative liability – Convertible Notes (Note 11)	(10,354)	(4,493)	6,683
Changes in fair value of US warrants (Note 14 and 17 (c))	74,410	7	1,243
Loss on extinguishment of 2028 and 2027 Notes (Note 11)	(168,183)	-	-
Impairment	-	-	(51,884)
Other non-operating loss (Note 19)	(12,325)	(11,008)	(6,472)
Net loss	$(133,465)	$(29,447)	$(64,666)

Other comprehensive income (loss):
Fair value adjustment of 2028 Notes and 2027 Notes due to own credit risk	1,283	(1,342)	-
Foreign currency translation gain (loss)	(4,424)	7,538	(2,082)

Net loss and other comprehensive loss	$(136,606)	$(23,251)	$(66,748)
Basic and diluted loss per share (Note 20)	$(4.16)	$(2.07)	$(5.96)
Weighted average number of common shares outstanding - Basic and diluted (Note 20)	32,104,582	14,256,263	10,857,737

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

		Common Shares
	Number of shares	Amount	Reserves	Accumulated Other Compre-hensive Income (Loss)	Deficit	Total
Balance – January 1, 2025	14,809,197	$307,723	$26,848	$4,639	$(274,892)	$64,318
Other comprehensive earnings for the period	-	-	-	(3,141)	-	(3,141)
Net loss for the period	-	-	-	-	(133,465)	(133,465)
Share-based payment expense	-	-	1,453	-	-	1,453
Directors’ fees paid in deferred share units	-	-	254	-	-	254
Exercise of warrants (Note 16)	2,481,786	13,925	-	-	-	13,925
Exercise of broker warrants, restricted share units and stock options (Note 16)	107,860	287	(125)			162
April private placement, net of transaction costs of $338 (Note 16)	3,125,000	3,421	109	-	-	3,530
October private placement, net of transaction costs of $5,078 (Note 16)	46,000,000	24,642	4,604	-	-	29,246
Exercise of pre-funded warrants	5,330,000	7,302	-	-	-	7,302
Shares issued on settlement of 2028 and 2027 Notes (Note 11)	27,128,396	62,666	-	-	-	62,666
Balance – December 31, 2025	98,982,239	$419,966	$33,143	$1,498	$(408,357)	$46,250

Balance – January 1, 2024	13,962,832	$304,721	$25,579	$(1,557)	$(245,445)	$83,298
Other comprehensive earnings for the period	-	-	-	6,196	-	6,196
Net loss for the period	-	-	-	-	(29,447)	(29,447)
Share-based payment expense	-	-	1,739	-	-	1,739
Directors’ fees paid in deferred share units	-	-	29	-	-	29
Proceeds from issuance of shares, net of transaction costs (Note 16)	443,225	1,221	-	-	-	1,221
Warrants issued in connection with 2027 Notes, net of transaction costs (Note 17)	-	-	605	-	-	605
Performance based incentive payment (Note 17)	41,314	134	-	-	-	134
Exercise of restricted and performance share units (Note 17)	151,066	1,104	(1,104)	-	-	-
Settlement of interest on 2028 Notes (Notes 11 and 17)	210,760	543	-	-	-	543
Balance – December 31, 2024	14,809,197	$307,723	$26,848	$4,639	$(274,892)	$64,318

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

		Common Shares
	Number of shares	Amount	Reserves	Accumulated Other Comprehen-sive Income (Loss)	Deficit	Total

Balance – January 1, 2023	8,796,494	$288,871	$17,892	$525	$(180,779)	$126,509
Other comprehensive loss for the period	-	-	-	(2,082)	-	(2,082)
Net loss for the period	-	-	-	-	(64,666)	(64,666)
Share-based payment expense	-	-	1,226	-	-	1,226
Directors’ fees paid in deferred share units	-	-	595	-	-	595
Exercise of warrants, options, deferred share units, performance share units and restricted share units	763	17	(17)	-	-	-
Proceeds from issuance of shares, net of transaction costs	4,886,364	14,077	5,883	-	-	19,960
Settlement transaction costs on 2028 Notes	19,375	240	-	-	-	240
Convertible notes conversion	92,136	998	-	-	-	998
Settlement of interest on 2028 Notes (Note 11)	165,200	795	-	-	-	795
2022 Private Placement transaction costs	-	(284)	-	-	-	(284)
Settlement of easement	2,500	7	-	-	-	7
Balance – December 31, 2023	13,962,832	$304,721	$25,579	$(1,557)	$(245,445)	$83,298

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Operating activities
Net loss	$(133,465)	$(29,447)	$(64,666)
Adjustments for items not affecting cash:
Share-based payments	1,707	1,768	1,821
Change in fair value of marketable securities	(4)	(41)	253
Realized gain on marketable securities	(1)	(306)	(90)
Depreciation (Note 6)	96	65	56
Accretion (Notes 9, 10 and 12, 13)	995	1,008	-
Interest expense on 2028 and 2027 Notes (Note 19)	8,766	6,731	4,805
Changes in fair value of convertible 2028 Notes and 2027 Notes (Note 11)	12,118	4,356	-
Changes in fair value of convertible 2026 Notes	-	-	5,076
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes	-	-	18,727
Interest expense on term loan (Note 13))	824	-	-
Loss on extinguishment of 2028 and 2027 Notes (Note 11 and 14)	168,183	-	-
Cancellation of 2028 Warrants (Note 11)	(1,764)	137	(30,758)
Settlement of transaction costs on 2028 Notes	-	-	(240)
Impairment charge	-	-	51,884
Gain on extinguishment of government loans (Note 19)	(3,311)	-	-
Loss on extinguishment of royalty (Note 12)	1,023	-	-
Changes in fair value of US warrants (Note 14 and 19)	(74,410)	(7)	(1,243)
Performance based incentive payment	-	134	-
Unrealized loss on foreign exchange	(1,822)	4,272	696
Broker warrants issued in the New Equity Offering recorded in profit or loss	1,772	-	-
Other	-	-	15
	$(19,293)	$(11,330)	$(13,664)
Changes in working capital:
Increase (decrease) in receivables	644	(229)	1,848
Increase in prepaid expenses and other assets	(140)	(204)	247
(Decrease) increase in accounts payable and accrued liabilities	2,238	(5,249)	(11,477)
Increase in deferred government loan	641	-	-
Cash used in operating activities	$(15,910)	$(17,012)	$(23,046)

Investing activities
Payment (transfer) to / from restricted cash	-	888	(1,158)
Proceeds from sale of marketable securities (Note 8)	17	930	816
Exploration and evaluation expenditures	-	(36)	-
Additions to property, plant and equipment (Note 6)	(4,492)	(519)	(13,705)
Cash provided in investing activities	$(4,475)	$1,263	$(14,047)

Financing activities
Proceeds from issuance of shares, net transaction cost of $Nil (2024 - $180 and 2023 - $1,582)	-	1,221	19,960
Transaction costs private placement 2022	-	-	(284)
Proceeds from non-brokered April private placement, net of transaction costs $338 (Note 16)	4,679	-	-
Proceeds from government loans 2024 - net of repayments of $45 (Note 10)	(27)	5,222	250
Proceeds from bridge loan (Note 11)	2,784	-	-
Repayment of bridge loan (Note 11)	(2,784)	-	-
Proceeds from October Private placement, net of cash transaction costs of $2,246 (Note 16)	46,071	-	-
Proceeds from exercise of warrants and stock options(Note 14)	5,022	-	-
Proceeds from 2027 Notes, net of transaction costs of $722 (Note 11)	-	5,498	-
Proceeds from 2028 Notes	-	-	68,049
Repayment of 2026 Notes	-	-	(48,036)
Settlement of transaction costs on 2028 Notes	-	-	(2,100)
Exercise of Convertible Notes	-	-	397
Interest settlement of 2026 Notes	-	-	(1,656)
Payment of lease liability, net of interest	(50)	(42)	(43)
Cash provided by financing activities	$55,695	$11,899	$36,537
Change in cash during the period	35,310	(3,850)	(556)
Effect of exchange rates	(3)	7	164
Cash, beginning of the period	3,717	7,560	7,952
Cash, end of period	$39,024	$3,717	$7,560

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

1.	Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation.  The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is currently in the process of  building a refinery focused on the supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (“TSXV”) (under the symbol ELBM) and on the NASDAQ (under the symbol ELBM). The Company’s registered office is 40 Temperance Street, Suite 3200, Bay Adelaide Centre – North Tower, Toronto, Ontario, Canada M5H 0B4 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

On December 31, 2024, the Company completed a share consolidation on the basis of one new post-consolidation common share for every four (4) pre-consolidation common shares. All prior share capital information has been presented based on this ratio.

The Company is focused on building a North American integrated battery materials facility for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical cobalt refinery (the “Refinery”) in Ontario, Canada, assessing the various optimizations and modular growth scenarios for a recycled battery material (known as black mass) program, and exploring and developing its mineral properties.

Going Concern Basis of Accounting

The accompanying audited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future, and, as such, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has recurring net operating losses and negative cash flows from operations. As of December 31, 2025 and  December 31, 2024, the Company had an accumulated deficit of $408,357 and $274,892, respectively. The Company’s recurring losses from operations and negative cash flows raise substantial doubt about the Company’s ability to continue as a going concern. The global economy, including the financial and credit markets, have experienced volatility and disruptions, including fluctuating inflation rates and interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. Additionally, the Company suspended construction of the Refinery in 2023 due to lack of sufficient funding in the wake of supply chain disruptions. These factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be accurately predicted, and the Company cannot assure that it will remain in compliance with the financial covenants contained within its credit facilities. Management monitors recent developments in relation to global tariffs and does not anticipate material impacts on the financial position of the Company.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur significant operating losses and net cash outflows from operating activities.

The Company is actively pursuing various alternatives including government grants and loans, strategic partnerships, equity and debt financing to increase its liquidity and capital resources. During 2024, a government loan from Federal Economic Development Agency for Northern Ontario (“FedNor”) was received in the amount of $5,267. On August 19, 2024, the Company was awarded US$20,000 in funding by the U.S. Department of Defense (“DoD”) for the construction of the Refinery funded on a reimbursement basis. The award was made pursuant to Title III of the Defense Production Act (DPA) to expand domestic production capability. On November 27, 2024, the Company completed a private placement of US$1,000 as detailed in Note 16 (b). On November 27, 2024, the Company issued secured convertible notes in the principal amount of US$4,000 as detailed in Note 11. During the year ended December 31, 2025, the Company completed private placements and raised US$38,000 in gross proceeds from issuance of common shares and warrants, as detailed in Note 11 and completed restructuring transaction with its 2028 and 2027 noteholders (See Note 16).

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

Basis of Preparation and Statement of Compliance

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

Functional Currency

The functional currency of the Company and its controlled entities are measured using the principal currency of the primary economic environment in which each entity operates. The functional currency of the Company and its subsidiaries is Canadian dollars, except for Australia entities which have a functional currency of Australian Dollars and United States entities which have a functional currency of US Dollars.

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

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Foreign exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

●

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the costs of assets as they are regarded as an adjustment to interest costs on those currency borrowings.

●	Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation are recognized in other comprehensive income or loss.

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

●	Equity transactions are translated using the exchange rate at the date of the transaction; and
●	All resulting exchange differences are recognized as a separate component of equity as accumulated other comprehensive income or loss.

During 2023, the Company considered primary and secondary indicators in determining functional currency including the currency in which funds from financing activities were generated, the Company re-evaluated the functional currency of its US subsidiaries and determined that a change in their functional currency from Canadian dollars to US Dollars was appropriate. Accordingly, the Company recorded a translation adjustment in 2023, to reflect the impact of translating the Company’s US Dollar assets and liabilities into Canadian Dollars (the presentation currency) at the opening spot rate for the year. The change in functional currency for these subsidiaries was applied prospectively.

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

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The following active subsidiaries have been consolidated for all dates presented within these financial statements:

Subsidiary	Ownership	Location	Status
Cobalt One Pty.	100%	Australia	Active
Cobalt Camp Refinery Ltd.	100%	Canada	Active
US Cobalt Inc. (“USCO”)	100%	Canada	Active
1086370 BC Ltd.	100%	Canada	Active
Idaho Cobalt Company	100%	United States	Active

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

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial assets or liabilities, accrued interest and lease liability	Measurement Category
Cash and cash equivalents	Amortized Cost
Restricted cash	Amortized Cost
Receivables	Amortized Cost
Marketable securities	FVTPL
Account payable and accrued liabilities	Amortized Cost
Convertible notes payable	FVTPL
Term loan	Amortized Cost
Government loan payable	Amortized Cost
US Warrants	FVTPL
Royalty	Amortized Cost

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

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

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

At the date of these consolidated financial statements no plant and equipment assets are in use, except for vehicles which are depreciated over five years. The Company will assess the useful lives of the assets once they are put into use.

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

Borrowing Costs

Borrowing costs are expensed as incurred except where they relate to the financing of construction or development of qualifying assets in which case they are capitalized as property, plant and equipment up to the date when the qualifying asset is ready for its intended use. Capitalization of borrowing costs is suspended during extended periods when active development of a qualifying asset is ceased.

Majority of the proceeds from the convertible notes and the government grant are being utilized for the construction and expansion of the Refinery, which given its construction timeline of over a year, is a qualifying asset under IAS 23 Borrowing Costs. Construction of the Refinery has not resumed during 2025 and 2024 and no borrowing costs have been capitalized during the year ended December 31, 2025 and 2024.

Impairment

(i) Financial assets

For financial assets measured at amortized cost, the impairment model under IFRS 9, Financial Instruments (“IFRS 9”), reflects expected credit losses. The Company recognizes loss allowances for expected credit losses and changes in those expected credit losses. At each reporting date, financial assets carried at amortized cost are assessed to determine whether they are credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The gross carrying amount of a financial asset is written off to the extent that there is no realistic prospect of recovery.

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

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on the fair value of goods or services received.

Warrants classified as equity

Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated statement of financial position and no further adjustments to their valuation are made.

Warrants classified as liabilities

Warrants classified as derivative liabilities and other derivative financial instruments require separate accounting as liabilities are recorded on the Company’s consolidated statement of financial position at their fair value on the date of issuance and will be revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as fair value gain or loss in the consolidated statements of loss and comprehensive loss.. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for expected volatility, expected life, yield, and risk-free interest rate.

Share-based Payment Transactions

The Company has a long-term incentive plan that provides for the granting of options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) to officers, directors, consultants and related company employees to acquire shares of the Company.

(i) Stock options

The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in reserves as the options vest. Options granted to employees and others providing similar services are measured on grant date at the fair value of the instruments issued. Fair value is determined using the Black-Scholes option pricing model considering the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date. Each grant is accounted for on that basis.

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of the goods or services is recorded at the earlier of either the vesting date, or the date the goods or services are received. On vesting, share-based payments are recorded as an operating expense and as reserves. When options are exercised, the consideration received is recorded as share capital.

(ii) Deferred, restricted and performance share units

Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) are classified as equity settled share-based payments and are measured at fair value on the grant date. The expense for DSUs, RSUs and PSUs, to be redeemed in shares, is recognized over the vesting period, or using management’s best estimate when contractual provisions restrict vesting until completion of certain performance conditions, with a charge as an expense and a corresponding increase in reserves as the instrument vests. Upon exercise of any DSUs, RSUs, and PSUs, the grant date fair value of the instrument is transferred to share capital.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Asset Retirement Obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such obligation is recognized as an asset retirement obligation. The estimated costs arising from the future decommissioning of plant and other site preparation work, discounted to their net present value where material, are determined, and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates, using a pretax rate that reflect the time value of money and risks specific to the liability, are used to calculate the net present value. Costs are charged against profit or loss over the economic life of the related asset, through amortization of the asset retirement obligation using either the unit-of-production or the straight-line method. The related liability is adjusted at each period end with changes related to the unwinding of the discount rate accounted for in profit or loss and changes related to the current market-based discount rate or the amount or timing of the underlying cash flows needed to settle the obligation accounted for as an adjustment to the related rehabilitation asset.

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

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Operating Segments

The Company’s Chief Operating Decision Maker reviews operating results and assesses performance for the Refinery and Exploration and Evaluation activities on a separate basis, and therefore, the Refinery and Exploration and Evaluation assets both meet the definition of a segment. Upon the decision to move into the full development stage of the Refinery, this business unit is likely to earn revenue and incur expenses that are separate and discrete from the rest of the Company. The Company’s operating segments are as follows:

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

Government Grant / Award

Governmental grants are accounted for in accordance with IAS 20, Accounting for Governmental Grants. Governmental grants are recognised when they are received or receivable and when there is reasonable assurance that the Company will comply with any conditions attached to the grant.

The Company received funding from the Ontario Government and US Department of Defense in the form of a non-repayable grant. Grant income is recognized only when there is reasonable assurance that the Company has complied with the conditions attaching to the grant and that reimbursement will be received. Amounts received in advance, if any, are recorded as deferred government grants. Government grants will be recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.  Government grants related to assets shall be presented in the statement of financial position either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset.

Convertible Notes Payable

Convertible notes payable are financial instruments which contain a separate financial liability and equity instrument. These financial instruments are accounted for separately dependent on the nature of their components. The identification of such components embedded within a convertible notes payable requires significant judgement given that it is based on the interpretation of the substance of the contractual arrangement. The convertible notes are considered to contain embedded derivatives. The embedded derivatives were measured at fair value upon initial recognition and separated from the debt component of the notes. The debt component of the notes is measured at residual value upon initial recognition. Subsequent to initial recognition, the embedded derivative components are re-measured at fair value at each reporting date while the debt components are accreted to the face value of the note using the effective interest rate through periodic charges to finance expense over the term of the note. The Company elected to measure the convertible notes payable at fair value as a whole instrument (“FVO”), therefore the convertible notes payable are measured at FVTPL at their entirety. To the extent there are changes to the terms of outstanding loans, these changes may be recorded as a modification or an extinguishment. A substantial change in the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows at the original effective interest rate under the new terms is at least 10% different from the discounted present value of the cash flows at the original financial liability. For a modification that does not result in de-recognition, a gain or loss will be recognized in profit or loss for the difference between the original contractual cash flows and the modified cash flows discounted at the original interest rate. For a modification that results in de-recognition, a gain or loss will be recognized in profit or loss for the difference between the carrying amount of the financial liability extinguished and the fair value of the modified financial liability.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

3.	Significant Accounting Judgments and Estimates

The preparation of the Company’s financial statements in conformity with IFRS Accounting Standards as issued by the International Accounting Standard Board requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

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

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

●	Convertible Note and Financial Derivative Liability

The Convertible Note and Financial Derivative Liability comprising of US dollar denominated warrants involve significant estimation. The fair value determined at inception and is reviewed and adjusted on a quarterly basis or when conversions take place. Factors considered in the fair value of the financial derivative liability are risk free rate, the Company’s share price, equity volatility, and credit spread.

●	Asset Retirement Obligation

Management’s determination of the Company’s asset retirement obligation is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant estimations must be made when determining such reclamation and closure activities and measures required or potentially required.

●	Share-based Payments

Valuation of stock-based compensation and warrants requires management to make estimates regarding the inputs for option pricing models, such as the expected life of the option, the volatility of the Company’s stock price, the vesting period of the option and the risk-free interest rate are used. Actual results could differ from those estimates. The estimates are considered for each new grant of stock options, RSUs, DSUs and PSUs.

●	Royalty Liability

The royalty liability requires management to make estimates regarding the inputs for future royalty cash payments, such as the timing of revenues, the amount of revenues and the effective interest rate. Actual results could differ from those estimates.

4.	New Accounting Standards Issued

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2025, and have not been early adopted in preparing these consolidated financial statements.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1. IFRS 18 applies to annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The standard must be applied retrospectively with restatement of comparative information. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes. The Company is currently assessing the impact and efforts related to adopting IFRS 18. The Company expects the standard will primarily affect the presentation and disclosure of information within the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments. These amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments apply to annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted and the amendments are to be applied retrospectively. The Company is currently evaluating the impact these amendments may have on its consolidated financial statements and related disclosures.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company’s consolidated financial statements.

5.	Receivables

	December 31, 2025	December 31, 2024
GST receivables	$505	$494
Grant receivables	146	570
Other	15	246
	$666	$1,310

6.	Property, Plant and Equipment and Capital Long-Term Prepayments

Cost	Property, Plant and Equipment	Construction in Progress	Right-of-use Assets	Total
January 1, 2024	$5,989	$45,074	$301	$51,364
Reclassification	1,334	(1,334)	-	-
Additions during the period	133	386	-	519
Transfers to capital long-term prepayments	-	(139)	-	(139)
Asset retirement obligation - Change in estimate	(384)	-	-	(384)
Balance December 31, 2024	$7,072	$43,987	$301	$51,360
Additions during the period	364	4,128	-	4,492
Transfers to capital long-term prepayments	-	139	-	139
Asset retirement obligation - Change in estimate	(646)	-	-	(646)
Balance December 31, 2025	$6,790	$48,254	$301	$55,345
Accumulated Depreciation
January 1, 2024	$10	$-	$96	$106
Change for the period	-	-	65	65
Balance December 31, 2024	$10	$-	$161	$171
Change for the period	38	-	58	96
Balance December 31, 2025	$48	$-	$219	$267

Net Book Value
Balance December 31, 2024	$7,062	$43,987	$140	$51,189
Balance December 31, 2025	$6,742	$48,254	$82	$55,078

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Majority of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The DoD retains title to certain construction in progress assets (Note 10) the remaining property, plant and equipment and construction in progress are pledged as security for the term loan (Note 13).

7.	Exploration and Evaluation Assets

	Balance January 1, 2024	Foreign Exchange	Acquisition cost	Balance December 31, 2024	Foreign Exchange	Balance December 31, 2025
Idaho, USA	$85,634	$7,530	$36	$93,200	$(4,424)	$88,776

All of the Iron Creek mineral properties are pledged as security for the term loan. Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the term loan security package.

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

There were no marketable securities at December 31, 2025 ( December 31, 2024 - $12). Shares are marked-to-market at the end of each quarter resulting in an unrealized gain of $4 being recorded during the year ended December 31, 2025 (for the year ended December 31, 2024 – unrealized gain of $41). During the year ended December 31, 2025, the Company sold marketable securities for proceeds of $17 from sale of 48,219 shares, (for the year ended December 31, 2024 proceeds were $930 from sale of sale of 2,332,000 shares) and realized gain of $1 (the year ended December 31, 2024 – gain of $306).

9.	Asset Retirement Obligation

As at December 31, 2025, the estimated cost of closure is $3,381. The Company maintains a surety bond for $3,450 as financial assurance based on the October 2021 closure plan.

The full estimated closure cost in the latest closure plan incorporated a number of new disturbances that have yet to take place, such as new roadways, new chemicals on site, and a new tailings area. The latest closure plan also included cost updates relating to remediating disturbances that existed at December 31, 2025. The following assumptions were used to calculate the asset retirement obligation:

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

●	Discounted cash flows of $2,289 ( December 31, 2024 - $2,842)
●	Closure activities date in year 2073 ( December 31, 2024 – 2073)
●	Risk-free discount rate of 3.84% ( December 31, 2024 – 3.33%)
●	Long-term inflation rate of 3.0% ( December 31, 2024 – 3.0%)

The continuity of the asset retirement obligation at December 31, 2025 and December 31, 2024 are as follows:

	December 31, 2025	December 31, 2024
Balance at January 1,	$2,842	$3,126
Change in estimate from discounting and estimate of costs	(646)	(384)
Accretion	93	100
Balance	$2,289	$2,842

10.	Long-Term Government Loan Payable, Grants and Awards

On November 24, 2020, the Company entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities. The Company received approval for an additional $5,000 funding under the agreement on December 27, 2023, which was fully received during the year ended December 31, 2024.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments. The loan was discounted using a market rate between 7.0% and 17.1% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant. The FedNor loan required completion of the construction on or before June 30, 2025. On July 14, 2025, the completion of construction required by FedNor was extended to June 30, 2027 and governmental loans repayment commencement date was changed from June 2026 to June 2028.

The Company accounted for the extension of the repayment commencement date as an extinguishment of the original financial liability and recognized a new financial liability for the new extended loans. The extinguishment of original loans and recognition of amended loans resulted in a gain on extinguishment of $3,311, which has been recognized in Other non-operating loss in the statement of loss and other comprehensive loss. The fair value of the amended loan was estimated using fair market interest rate of 16%.

On June 10, 2024, the Company received $5,000 in contribution funding from Natural Resources Canada (“NRCan”) to support the development of its proprietary battery materials recycling technology.

On August 19, 2024, the Company was awarded US$20,000 by the U.S. Department of Defense (“DoD”). The award was made pursuant to Title III of the Defense Production Act (“DPA”) to expand domestic production capability.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Reimbursement received from DoD as at December 31, 2025 totals $642 (2024 - $Nil). Once the conditions of the agreement are met the deferred government grant will be derecognized against the corresponding assets.

On March 21, 2025, the Company was provided with a non-binding letter of intent from the Canadian Federal government in the amount of $20,000. While the discussions between the parties are ongoing, there is no guarantee or assurance that a final agreement will be reached and/or funding will be provided to the Company.

The following table sets out the balances of Government Loan and Government Grant received at December 31, 2025 and December 31, 2024:

	Government Loan	Government Grant	Total
Balance at January 1, 2024	$4,299	$849	$5,148
FedNor loan – February 2024	2,267	-	2,267
FedNor Loan – April 2024	2,000	-	2,000
FedNor Loan (Nickel Study) - Payment	(45)	-	(45)
FedNor Loan – August 2024	1,000	-	1,000
Allocation to government grant	(2,275)	2,275	-
Accretion	578	-	578
Balance at December 31, 2024	$7,824	$3,124	$10,948
FedNor Loan (Nickel Study) - Payment	(27)	-	(27)
Accretion	368	-	368
Extinguishment of government loans	(8,017)	-	(8,017)
Recognition of new government loans due to extension of repayment commencement date	4,706	-	4,706
Accretion	342	-	342
Balance at December 31, 2025	$5,196	$3,124	$8,320

11.	Convertible Note Arrangement and Royalty

On February 13, 2023, the Company completed subscription agreements with certain institutional investors in the United States with respect to $68,049 (US$51,000) principal amount of 8.99% senior secured notes due February 2028 (“2028 Notes”). The investors in the offering also received an aggregate of 2,699,014 warrants to purchase common shares (“2028 Warrants”) in the Company. The 2028 Warrants were exercisable for five years at an exercisable price US$9.92, subject to certain adjustments. The investors also received a royalty of: (i) 0.6% on “Operating Revenue” from the sale of all cobalt produced from the Refinery payable in the first twelve months following a defined threshold of commercial production, where Operating Revenue consists of revenue from the Refinery less certain permitted deductions; and (ii) 0.6% on all revenue from sales of cobalt generated from the Refinery in the second to fifth years following the commencement of commercial production. Royalty payments under the royalty agreements were subject to a cumulative cap of US$6,000.

In January 2024, the terms of the 2028 Warrants were amended and the exercise price of US$9.92 was re-priced to $4.00. On November 27, 2024, in conjunction with the issuance of the 2027 Notes discussed below, the exercise price was amended from $4.00 to $3.40.

In addition, the 2028 Warrants included a revised acceleration clause such that their term will be reduced to thirty days in the event the closing price of the common shares on the TSXV exceeds $3.40 by twenty percent or more for ten consecutive trading days, with the reduced term beginning seven calendar days after such 10 consecutive trading-day period. Upon the occurrence of an acceleration event, noteholders of the 2028 Warrants could have exercised the 2028 Warrants on a cashless basis, based on the value of the 2028 Warrants at the time of exercise.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

On March 21, 2024, the Company satisfied $543 (US$401) of interest through the issuance of 210,760 common shares to certain noteholders

The 2028 Notes were secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors. The 2028 Notes were subject to customary events of default and basic positive and negative covenants. The Company was required to maintain a reportable minimum liquidity balance of US$2,000 under the terms of the 2028 Notes. The 2028 Notes were convertible at the discretion of the noteholders and as such were classified as a current liability.

On November 27, 2024, the Company issued additional 2028 Notes to the noteholders, in the principal amount of $9,157 (US$6,521), as payment-in-kind for all outstanding accrued interest owing on the 2028 Notes through to August 15, 2024. The additional 2028 Notes carry the same payment conversion terms as the balance of the 2028 Notes and were issued pursuant to a supplement to the indenture dated February 13, 2023, entered into between the Company and the 2028 Notes noteholders.

On November 27, 2024, the Company closed a financing transaction (the “2027 Notes”) with the holders of the 2028 Notes for gross proceeds of $5,615 (US$4,000). In connection with closing, 460,405 common shares were issued for gross proceeds of $1,401 at US$2.172 per share. The 2027 Notes were issued together with 1,136,364 detachable common share purchase warrants (“2027 Warrants”) entitling the noteholders to acquire an equivalent number of common shares at a price of $4.00 per share until November 26, 2026. The 2027 Warrants were issued as replacement for warrants previously issued through an equity financing which took place on August 23, 2023 with an exercise price of $6.84. The same number of warrants were cancelled and re-issued as part of the 2027 Notes. The 2027 Warrants met the fixed for fixed criteria and were classified as equity. The total proceeds were allocated between convertible notes and warrants using relative fair value on the issuance date. The fair value of the 2027 Warrants on issuance date was estimated using the Black-Scholes Option Pricing Model approach with the following inputs: a risk-free rate of 3.20% per year, an expected life of 2 years, expected volatility based on historical prices of 70.00%, no expected dividends and a share price of $2.72.

The 2027 Notes rank pari passu to the 2028 Notes, bore interest at a rate of 12.0% per annum, payable quarterly in cash, and mature on November 12, 2027. The 2027 Notes were also guaranteed by substantially all of the Company’s subsidiaries and were secured on a first lien basis by substantially all of the assets of the Company and its subsidiaries. The initial conversion rate of the 2027 Notes was 240,211 common shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$2.4978 per common share) subject to certain adjustments set forth in the 2027 Notes. The conversion price was subject to adjustments on the provision of the subscription agreements. The Company was required to maintain a reportable minimum liquidity balance of US$2,000 under the terms of the 2027 Notes.

On March 5, 2025, the Company entered into an agreement to defer interest relating to all outstanding 2028 Notes and 2027 Notes (collectively referred to as the “Notes”) until February 15, 2027. As consideration for this deferral, Electra will pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes, calculated on the principal amounts of the Notes. All deferred interest, including deferred amounts of additional interest, will accrue interest at the applicable stated rate of interest borne by the applicable series of Notes.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

On October 22, 2025, the noteholders of 2028 and 2027 Notes and the Company entered into exchange agreements (each, an “Exchange Agreement”) and collectively, (the “Exchange Agreements”) pursuant to which each of the noteholders exchanged 60% of the aggregate principal amount of the 2028 and 2027 Notes beneficially owned or held by each of the noteholders (the “Equitized Notes”), plus the aggregate amount of all accrued and unpaid interest to but excluding October 9, 2025, for Units at a price of US$0.75 per Unit (the “Equity Exchange”). The Company issued 55,041,712 New Equity Offering Units which included 55,041,712 New Equity Offering Warrants, 23,306,055 common shares and 31,735,657 Pre-Funded Warrants (as defined below). During the year ended December 31, 2025, 5,330,000 Pre-Funded Warrants were exercised for nominal consideration.

Concurrently with the completion of the Equity Exchange, the Company completed an offering (such offering, the “New Equity Offering”) of 46,000,000 units, each consisting of one common share and one warrant to purchase one common share (such warrants, the “New Equity Offering Warrants”), at a price of US$0.75 per unit (such units, the “New Equity Offering Units”). Each New Equity Offering Warrants entitling the holder thereof to purchase one common share at a price of US$1.25 for a period commencing on the date that is 60 days following the completion of the offering until October 22, 2028.

In accordance with the Exchange Agreements, noteholders of 2028 and 2027 Notes exchanged 40% of the aggregate principal amount of the 2028 and 2027 Notes (the “Rolled Notes”) for (i) an aggregate principal amount of term loans pursuant to the New Term Loan Agreement (the “Term Loan”) equal to the sum of (x) the aggregate principal amount of such noteholder’s Rolled Notes, (y) the aggregate amount of all accrued and unpaid interest with respect to such Rolled Notes to but excluding the closing date and (z) the aggregate amount of all accrued and unpaid interest on such noteholder’s Equitized Notes from and including October 9, 2025 to but excluding the closing date, and (ii) a number of the company’s common shares equal to (x) 12.5% of the sum of (1) the aggregate principal amount of such noteholder’s Rolled Notes and (2) the aggregate amount of all accrued and unpaid interest on such Rolled Notes to but excluding October 9, 2025 divided by (y) US$0.90 (the “Debt Exchange”). Based on the amount of Rolled Notes held by the noteholders, a total of 3,822,341 common shares were issued in the Debt Exchange.

To the extent that the exchange of Equitized Notes and Rolled Notes would result in any noteholder beneficially owning common shares in excess 9.9% of the number of common shares outstanding immediately after giving effect of the transactions detailed above, such holder shall receive one or more pre-funded warrants (the “Pre-Funded Warrants”). The aggregate exercise price of the Pre-Funded Warrant, except for a nominal exercise price of US$0.000001 per share, was pre-funded to the Company and, consequently, no additional consideration (other than the nominal exercise price of US$0.000001 per share) shall be required to be paid by the holder to affect any exercise of the Pre-Funded Warrants. The Pre-Funded Warrants can be exercised from the issuance date until these Pre-Funded Warrants are exercised in full. The Pre-Funded Warrants may also be exercised, in whole or in part, at such time by means of “cashless exercise", and accordingly, were classified as a financial liability on the consolidated statements of financial position and measured at FVTPL. The fair value of the Pre-Funded Warrants was based on the Company’s share price as at the corresponding valuation date.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Concurrently with the completion of the Equity Exchange and the Debt Exchange, the previous warrants issued to the noteholders of the 2028 Notes and 2027 Notes were cancelled. Additionally, the Company entered into amended royalty agreements with the noteholders amending the royalty agreements thereby (i) extending the terms the royalty payable on revenues from five years following the commencement of commercial production to seven years following the commencement of commercial production and (ii) raising the aggregate cap from US$6,000 to US$10,000.

The Company accounted for the Equity Exchange and the Debt Exchange as an extinguishment of the 2028 Notes and 2027 Notes.

The New Equity Offering Warrants issued in Equity Exchange did not meet the fixed for fixed criteria as their exercise price is denominated in a currency different than the Company’s functional currency and were classified as a financial liability on the consolidated statements of financial position and measured at FVTPL. The New Equity Offering Warrants were measured at $79,562 and $28,410 on the Extinguishment Date and December 31, 2025, respectively, using Black-Scholes option pricing model with the following main assumptions: share price $2.31 and $1.11, volatility 87.0% and 90.0%, risk free rate 2.39% and 2.81% on the Extinguishment Date and December 31, 2025, respectively.

The Pre-Funded Warrants did not meet the fixed for fixed criteria due to a cashless exercise option and were classified as a financial liability on the consolidated statements of financial position and measured at FVTPL. The fair value of the Pre-Funded Warrants is the same as the Company’s share price as at the corresponding valuation date. The Pre-Funded Warrants were measured at $73,309 and $29,309 on the Extinguishment Date and December 31, 2025, respectively.

The Term Loan was measured at fair value on the Extinguishment Date and subsequently classified and measured at amortized cost, Note 13. The fair value of the Term Loan on the Extinguishment date was estimated at $37,258 using the valuation model and 12.8% fair market interest rate.

The 2028 Notes and 2027 Notes were measured at fair value on the Extinguishment date using the finite difference valuation method with the following key assumptions:

●	Risk free rate at October 22, 2025 of 3.509% ( December 31, 2024 – 4.393%) based on the US dollar zero curve;
●

Equity volatility at October 22, 2025 of 105% ( December 31, 2024 – 63%) based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;

●	An Electra share price at October 22, 2025 of US$1.66 ( December 31, 2024 - US$1.807) reflecting the quoted market price; and
●	A credit spread at October 22, 2025 of 27.4% ( December 31, 2024 – 26.3%).

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The following table sets out the details of the Company’s 2028 Notes and 2027 Notes as of the Extinguishment date and December 31, 2024:

2028 and 2027 Notes	Convertible Notes Payable
Balance at January 1, 2024	$40,101
Initial recognition at fair value	4,921
Revaluation to fair value	4,356
Capitalized interest	9,157
Revaluation to fair value due to own credit risk	1,342
Foreign exchange loss	4,086
Balance at December 31, 2024	$63,963
Revaluation to fair value	12,118
Revaluation to fair value due to own credit risk	(1,293)
Foreign exchange loss	(1,741)
Balance at October 22, 2025	73,047
Accrued Interest settled under Equity Exchange and Debt Exchange	11,565
Fair value of common shares issued under Equity Exchange and Debt Exchange	(62,666)
New Equity Offering Warrants	(79,562)
Term Loan	(37,258)
Pre-funded Warrants	(73,309)
Loss on extinguishment of 2028 and 2027 Notes	(168,183)

The loss on extinguishment amounting to $168,183 was presented as loss on extinguishment of 2028 and 2027 Notes, in the consolidated statement of loss and other comprehensive loss.

To support operations during the restructuring process, the noteholders provided $2,784 (US$2,000) in short-term bridge debt in the form of a 90-day Bridge loan with an annual interest rate of 12.0%. On October 22, 2025, the Company repaid the Bridge Loan for an aggregate of $2,856, inclusive of interest.

12.	Royalty

On October 22, 2025, the Company entered into amended and restated royalty agreements resulting in an extinguishment of previous royalty liability. The fair value of the amended Royalty was estimated at October 22, 2025 using a discounted cash flow model. The key inputs included the market interest rate of 11.125% and cash flows estimates of future operating and gross revenues. The loss on extinguishment amounting to $1,023 was included in other non-operating income (expense) in the consolidated statement of loss and other comprehensive loss.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	December 31, 2025	December 31, 2024
Balance at January 1,	$1,283	$858
Foreign exchange	(37)	95
Accretion	58	330
Extinguishment of royalty	(1,304)	-
Foreign exchange	(37)	-
Recognition of new royalty due to amendment	2,327	-
Accretion	48	-
Balance at December 31	$2,338	$1,283

13.	Term Loan

The Term Loan issued in Debt Exchange (Note 11) has a principal amount of $38,902 (US$27,795) and matures on October 22, 2028.

The Term Loan bears interest on the unpaid principal amount at 8.99% per annum if paid by cash with payment every quarter.

The Company may elect to have, with respect to interest accrued on and to each interest payment date, all interest on the Term Loan being added to the outstanding principal amount of the Term Loan at a rate equal to 11.125% per annum (such capitalized interest, “PIK Interest”). All such PIK Interest shall thereafter constitute principal and bear interest on the terms of the Term Loan. The Term Loan is secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets.

The Term Loan is subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$15,000 until it secures signed, binding commitments from the Government of Canada and from the Government of Ontario, after which the requirement is US$2,000. The Term Loan was measured at fair value on the Extinguishment Date and was subsequently classified and measured at amortized cost (Note 13). The fair value of the Term Loan on the Extinguishment date was estimated at $37,258 based on the finite difference valuation model, which included 12.8% market interest rate.

The Term Loan is accreted through the term of the Term Loan using effective interest rate of 12.8%. During the year ended December 31, 2025, the Company recorded $824 of interest and $86 accretion expenses ( December 31, 2024- $Nil).

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

14.	US Warrants

2026 Warrants

On April 3 and April 14, 2025, the Company issued 3,125,000 (“2026 Warrants”) to subscribers in a non-brokered private placement (Note 16). The warrant exercise price is denominated in US dollars, a currency different than the Company’s functional currency. Therefore, the warrants were classified as a financial liability in the consolidated statements of financial position. The fair value of the warrants was estimated using the Black Scholes Option Pricing Model using the following main inputs: volatility of 85% on issuance date, 61.79% - 121.59% on exercise dates, and  125.0% - 127.6% on December 31, 2025, share price of $1.38 - $1.50 on issuance date, $1.37 - $6.55 on exercise dates, and $1.11 on December 31, 2025 and risk free rate of 2.40% - 2.58% on issuance date, 2.38% - 2.48% on exercise date, and 2.55% December 31, 2025 respectively.

The table below presents changes in 2026 Warrants during the year ended December 31, 2025:

	Number of warrants	Fair value $
Balance at December 31, 2024	-	-
Issued	3,125,000	1,150
Changes in fair value	-	8,112
Exercised	(2,481,786)	(9,066)
Balance at December 31, 2025	643,214	196

The changes in fair value amounting to $8,112 was included in changes in fair value of US warrants in the consolidated statement of loss and other comprehensive loss.

Pre-Funded Warrants

The table below presents changes in Pre-Funded Warrants during the year ended December 31, 2025:

	Number of warrants	Fair value $
Balance at December 31, 2024	-	-
Issued	31,735,657	73,309
Changes in fair value		(36,698)
Exercised	(5,330,000)	(7,302)
Balance at December 31, 2025	26,405,657	29,309

The changes in fair value amounting to $(36,698) was included in changes in fair value of US warrants in the consolidated statement of loss and other comprehensive loss.

New Equity Offering Warrants

The table below presents changes in New Equity Offering Warrants during the year ended December 31, 2025:

	Number of warrants	Fair value $
Balance at December 31, 2024	-	-
Issued in Equity Exchange	55,041,712	79,562
Issued in New Equity Offering	46,000,000	18,597
Change in fair value	-	(46,006)
Balance at December 31, 2025	101,041,712	52,153

The changes in fair value amounting to $(46,006) was included in changes in fair value of US warrants in the consolidated statement of loss and other comprehensive loss.

2028 Warrants

The table below presents changes in 2028 Warrants during the year ended December 31, 2025:

On October 22, 2025, the Company cancelled the previously issued 2028 Warrants as part of the Exchange Agreement transaction.

	Number of warrants	Fair value $
Balance at December 31, 2024	2,699,014	1,582
Changes in fair value	-	182
Cancelled	(2,699,014)	(1,764)
Balance at December 31, 2025	-	-

The changes in fair value  amounting to $182 was included in changes in fair value of US warrants in the consolidated statement of loss and other comprehensive loss.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

15.	Lease liabilities

	December 31, 2025	December 31, 2024
Balance at January 1	$132	$175
Lease interest	9	13
Lease repayment	(59)	(55)
Balance at December 31	$82	$133
Less – Current portion	(55)	(50)
Balance at December 31 – Long-term portion	$27	$83

16.	Shareholder’s Equity

a)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at December 31, 2025, the Company had 98,982,239 ( December 31, 2024 – 14,809,197) common shares outstanding.

b)	Issued Share Capital

During the year ended December 31, 2025, the Company issued common shares as follows:

●

The Company exercised 5,330,000 Pre-Funded Warrants for a nominal exercise price (Note 11). The exercised Pre-Funded Warrants were measured at $7,302 on the exercise date which was recognized in share capital in the consolidated statements of shareholders’ equity.

●

The Company exercised 2,481,786 2026 Warrants for total proceeds of $4,894. The exercised 2026 Warrants were measured at $9,066 on the exercise date which was recognized in share capital in the consolidated statements of shareholders’ equity.

●

The Company exercised 65,544 broker warrants for total proceeds of $103. The exercised 2026 Warrants were measured at $42 on the exercise date which was recognized in share capital in the consolidated statements of shareholders’ equity.

●	The Company issued 26,975 and 15,340 common shares for the exercise of restricted shares and stock options for total proceeds of $39.

On April 14, 2025, the Company closed the first (occurring on April 3, 2025) and second tranches of its non-brokered private placement, raising aggregate gross proceeds of US$3,500 ($4,908). An aggregate of 3,125,000 units (each, a “Unit”) were issued at a price of US$1.12 per Unit under the private placement.  Each Unit consists of one common share in the capital of the Company and one transferable common share purchase warrant (“2026 Warrants”), with each warrant entitling the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date. In connection with the closing of the Offering, the Company incurred aggregate finders’ fees of $338, including $109 representing the value of 183,333 non-transferable finders’ warrants. Each finders’ warrant is exercisable to acquire one common share of the Company at an exercise price of US$1.12 until October 14, 2026. Finders’ warrants were measured at $109 using the Black-Scholes option pricing model with the following main assumptions: share price $1.50, volatility 85.0%, risk free rate 2.58%.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The gross proceeds were allocated between common shares and 2026 Warrants, based on relative fair values and 2026 Warrants were allocated $1,150 on initial recognition. The residual balance of $3,759 was then allocated to the equity component (common shares issued). The transaction costs of $447 were allocated proportionately between the 2026 Warrants and the common shares. Transaction costs allocated to the common shares were accounted for as a deduction from equity of $338.

●

Concurrently with the completion of the Equity Exchange, the Company completed New Equity Offering of 46,000,000 New Equity Offering Units, each consisting of one common share and one New Equity Offering Warrants to purchase one common share at a price of US$0.75 per New Equity Offering Unit. Each New Equity Offering Warrants or the 2028 Warrants entitling the holder thereof to purchase one common share at a price of US$1.25 for a period commencing on the date that is 60 days following the completion of the offering until October 22, 2028, Note 11.

The Company incurred an aggregate cash commission of US$1,851 to the agents of the New Equity Offering. The Company also issued an aggregate of 2,416,884 non-transferable warrants to purchase common shares to the agents (the “Broker Warrants”). Each Broker Warrant entitles the holder to acquire one Common Share at US$0.75 per share, at any time on or before the date that is 36 months following the closing date of the New Equity Offering. Broker warrants were measured at $4,604 using the Black-Schols option pricing model with the following main assumptions: share price $2.31, volatility 124.31%, risk free rate 2.39%.

The gross proceeds were allocated between common shares and New Equity Offering Warrants, based on relative fair values and New Equity Offering Warrants were allocated $18,597 on initial recognition. The residual balance of $29,720 was then allocated to the equity component (common shares issued). The transaction costs of $8,240 were allocated proportionately between the New Equity Offering Warrants and common shares. Transaction costs allocated to the equity component were accounted for as a deduction from equity of $5,078.

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

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

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

17.	Share Based Payments

The Company adopted a long-term incentive plan (“LTIP”) on December 20, 2024, whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company. The maximum number of shares that may be reserved for issuance under the LTIP is 3,150,000.

In 2024, the Company was approved to implement an employee share purchase plan (“ESPP”) to provide its employees an incentive to promote performance and growth potential over the long-term. The Company has reserved 250,000 common shares that can be issued under the ESPP.

The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs generally vest in one year but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date. PSUs generally vest over 18 – 24 months if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over 12 – 36 months. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

a)	Stock Options

During the year ended December 31, 2025:

●

On October 29, 2025, upon approval by shareholders at the annual general meeting on June 24, 2025, Electra issued 2,669,000 incentive stock options, 179,000 RSUs, and 271,000 DSUs to certain directors, officers, employees, and contractors. The stock options are exercisable for three years at $1.97 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $3,835 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 2.36% per year, an expected life of 3 years, expected volatility based on historical prices of 125%, no expected dividends and a share price of $1.97.

●

The RSUs will vest in two equal tranches on the first and second anniversaries of the grant date and may be settled in cash or shares at the discretion of the Company. The DSUs will be settled in shares when the holder ceases to serve as a director.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

●	During the year ended December 31, 2025, 15,340 stock options were exercised for total proceeds of $39.

●

On January 1, 2025, the Company granted 125,000 stock options at an exercise price of $2.60 that will vest in two equal tranches on the first and second anniversaries of the grant date. The fair value of the options at the date of the grant was $190 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 2.87% per year, an expected life of 3 years, expected volatility based on historical prices in the range of 90.0%, no expected dividends and a share price of $2.60.

During the year ended December 31, 2024:

●

On January 15, 2024, the Company granted 25,000 stock options at an exercise price of $2.00 that will vest in three equal tranches on the first, second and third anniversaries of the grant date. The fair value of the options at the date of the grant was $29 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 3 years, expected volatility based on historical prices of 87%, no expected dividends and a share price of $2.00.

●

On February 12, 2024, the Company granted 753,923 incentive stock options and 26,235 RSUs to certain directors, officers, employees and contractors of the Company. The RSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company. The stock options are exercisable for four years at $3.24 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $1,377 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 4 years, expected volatility based on historical prices of 85%, no expected dividends and a share price of $3.24.

●

On August 28, 2024, the Company granted 250,000 incentive stock options to consultants for services to be rendered. The stock options are exercisable for three years at $3.28 and will vest in four equal quarterly tranches. The fair value of the options at the date of the grant was $418 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.31% per year, an expected life of 2 years, expected volatility based on historical prices of 94%, no expected dividends and a share price of $3.28.

●

On September 9, 2024, the Company granted 33,891 DSUs to certain directors of the Company. The DSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company.

The changes in incentive stock options outstanding are summarized as follows:

	Exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2024	$14.00	193,142
Granted	3.22	1,028,923
Expired	10.02	(34,953)
Forfeited / Cancelled	12.91	(16,749)
Balance at December 31, 2024	$4.61	1,170,363
Granted	2.00	2,794,000
Expired	12.94	(21,297)
Exercised (Share price at $2.31)	2.57	(15,340)
Forfeited / Cancelled	1.97	(16,000)
Balance at December 31, 2025	$2.72	3,911,726

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Incentive stock options outstanding and exercisable (vested) at December 31, 2025 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$1.97	2,653,000	2.83	$1.97	-	$1.97
2.00	16,667	2.04	2.00	-	2.00
2.60	125,000	2.00	2.60	-	2.60
3.24	746,916	2.12	3.24	369,955	3.24
3.28	250,000	1.66	3.28	250,000	3.28
9.60	56,423	1.19	9.60	37,616	9.60
12.84	15,000	1.86	12.84	15,000	12.84
21.60	41,428	1.05	21.60	41,428	21.60
24.84	7,292	0.29	24.84	7,292	24.84
Total	3,911,726	2.52	$2.72	721,291	$5.06

During the year ended December 31, 2025, the Company expensed $1,412 (the year ended December 31, 2024 - $1,212 and for the year ended December 31, 2023 - $513) for options valued at share prices $1.94 to $24.84 as shared-based payment expense.

Incentive stock options outstanding and exercisable (vested) at December 31, 2024 are summarized as follows:

		Options Outstanding		Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$2.00	25,000	3.04	$2.00	-	$2.00
3.24	753,923	3.12	3.24	-	3.24
3.28	250,000	2.66	3.28	62,500	3.28
9.60	56,425	2.19	9.60	18,808	9.60
10.08	10,185	0.52	10.08	10,185	10.08
10.44	6,944	0.66	10.44	6,944	10.44
12.84	15,000	2.87	12.84	10,000	12.84
21.60	44,205	2.05	21.60	29,470	21.60
24.84	7,292	1.29	24.84	7,292	24.84
29.16	1,389	0.13	29.16	1,389	29.16
Total	1,170,363	2.88	$4.61	146,588	$10.56

During the year ended December 31, 2024, the Company expensed $1,212 (the year ended December 31, 2023 - $513) for options valued at share prices $2.00 to $24.84, as share-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

(b) DSUs, RSUs and PSUs

During the year ended December 31, 2025, the Company has expensed $254 (the year ended December 31, 2024 - $218 and for the year ended December 31, 2023 - $586) for DSUs, $ Nil (the year ended December 31, 2024 - $Nil and for the year ended December 31, 2023 - $79) for PSUs, and $41 (the year ended December 31, 2024 - $338 and for the year ended December 31, 2023 - $641) for RSUs as shared-based payment expense.

Deferred Shares Units

The Company’s DSUs outstanding at December 31, 2025 and December 31, 2024 were as follows:

Number of Units	December 31, 2025	December 31, 2024
Balance at January 1,	157,085	154,041
Granted	271,000	33,891
Exercised	-	(18,568)
Expired	-	(12,279)
Balance	428,085	157,085

Restricted Share Units

The Company’s RSUs outstanding at December 31, 2025 and December 31, 2024 were as follows:

Number of Units	December 31, 2025	December 31, 2024
Balance at January 1,	26,975	133,288
Granted	179,000	26,235
Exercised	(26,975)	(130,414)
Forfeited / Cancelled	-	(2,134)
Balance	179,000	26,975

Performance Share Units

The Company’s PSUs outstanding at December 31, 2025 and December 31, 2024 were as follows:

Number of Units	December 31, 2025	December 31, 2024
Balance at January 1,	-	8,507
Exercised	-	(2,083)
Expired / Cancelled	-	(6,424)
Balance	-	-

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

18.	Income Tax

Income tax reconciliation

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of operations for the years ended December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023
(Loss) income before income taxes	$(133,465)	$(29,447)	$(64,666)
Statutory tax rate	26.5%	26.5%	26.5%
Expected expense (recovery) at statutory rate	(35,368)	(7,804)	(17,136)
Tax rate difference	(1)	(3)	(1)
Share based compensation	328	461	-
Permanent differences	(79)	918	107
Fair value adjustment of USD Warrants	(19,767)	-	-
Net change in benefits previously not recognized	12,713	8,815	17,699
Share issuance costs	(1,412)	(48)	(515)
Book to filing adjustments	1,970	227	(170)
Other comprehensive income (loss)	341	(355)	-
Loss on debt restructuring not recognized	41,468	-	-
Foreign exchange	(199)	(2,385)	-
Other	6	174	16
Income tax expense (recovery)	$-	$-	$-

The significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	December 31, 2025	December 31, 2024
Deferred tax liabilities:
Government loan and grant	$(543)	$-
Convertible notes payable	$-	$(4,619)
	$(543)	$(4,619)
Deferred tax assets:
Non-capital loss	$543	$4,619
	543	$4,619
Deferred income tax assets / (liabilities)	$-	$-

Deferred taxes are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses can be utilized. The group has unrecognized tax attributes, notes below, that are available to offset against future taxable income. However, as these tax attributes related to entities that have a history of losses, these deductible temporary differences are not recognized and are as follows:

	December 31, 2025	December 31, 2024
Non-capital loss carry-forwards	$103,660	$75,830
Exploration and evaluation properties	19,796	21,459
Property, Plant and Equipment	39,379	43,299
Capital loss carry forward	31,271	27,994
Other	35,911	14,253
Total unrecognized temporary differences	$230,017	$182,835

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The capital loss of $31,271 ( December 31, 2024 - $27,994) can be carried forward indefinitely and can only be realized against future capital gains.

The Company has the following unrecognized non-capital loss carryforwards of approximately $99,275 ( December 31, 2024 – $72,286) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Year	December 31, 2025	December 31, 2024
2036	$3.231	$-
2037	1,172	33
2038	7,457	384
2039	1,457	1,532
2040	7,150	3,621
2041	14,863	15,094
2042	15,189	15,554
2043	22,889	23,513
2044	9,875	12,555
2045	15,992	-
Total	$99,275	$72,286

The Company also has non-capital loss carryforwards of $650 and $3,735 to apply against future year income tax in Australia and the United States, respectively. The majority of these carry forward losses do not expire.

19.	Other Non-Operating Income (Expense)

The Company’s Other Non-Operating Income (Expense) comprises the following for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31
	2025	2024	2023
Foreign exchange gain (loss)	$1,159	$(4,338)	$1,485
Interest expense	(10,731)	(7,274)	(8,147)
Realized gain on marketable securities	1	306	90
Transaction costs	(5,232)	-	-
Gain on extinguishment governmental loans (Note 10)	3,311	-	-
Loss on extinguishment of royalty (Note 12)	(1,023)	-	-
Other non-operating income (expense)	190	298	100
	$(12,325)	$(11,008)	$(6,472)

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

20.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
Numerator
Net loss for the period – basic and diluted	$(133,465)	$(29,447)	$(64,666)
Gain on financial derivative liability	-	-	(6,683)
Net loss for the year ended – diluted			(71,349)
Denominator
Basic and Diluted – weighted average number of shares outstanding	32,104,582	14,256,263	10,857,737

Loss Per Share – Basic	$(4.16)	$(2.07)	$(5.96)
Loss Per Share – Diluted	$(4.16)	$(2.07)	$(5.96)

Conversion option, share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding for the years ended December 31, 2025, 2024 and 2023 as the warrants and stock options were anti-dilutive.

21.	Financial Instruments

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

The following are the contractual maturities of financial liabilities as at December 31, 2025, and December 31, 2024:

	As at December 31, 2025
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$5,817	$-	$-
Long-term government loan payable	36	36	5,125
Term loan	-	-	38,920
Lease payable	128	43	-
Short-term deferred government grant	642	-	-
Total	$6,623	$79	$44,045

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	As at December 31, 2024
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$3,579	$-	$-
Long-term government loan payable	36	1,615	8,519
Convertible notes payable [1]	8,057	8,012	99,071
Lease payable	125	128	43
Total	$11,797	$9,755	$107,633

1 Amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. Per Note 11, 2026 Notes were cancelled and replaced with 2028 Notes on February 13, 2023.

For 2024 the Company assumed the notes will remain outstanding until maturity. If noteholders convert prior to maturity, they would be entitled to a make-whole interest payment upon conversion. This payment cannot exceed the remaining coupon payments owing and thus the tables above present all interest payments to maturity, which represents the maximum possible cash outflow to the Company.

Fair Value

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, receivables, marketable securities, convertible notes payable, long-term government loan payable, warrants liability, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, restricted cash, and deposits, receivables and accounts payable and accrued liability approximate their carrying values because of their current nature. The fair value of long-term government loan payables are estimated as $5,196 ( December 31, 2024 - $7,824) utilizing a discounted cash flow calculation based on cash interest and principal payments and an interest rate of 16.0% ( December 31, 2024 – ranging from 7.0% to 17.1%) which would expected to be achieved on a standard debt arrangement.

The contractual liabilities relating to government loan payable assumes that repayment began on June 30, 2028 in 19 equal instalments

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

As at December 31, 2025, the Company’s maximum exposure to credit was the carrying value of cash and cash equivalents, restricted cash, and receivables.

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

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The following table indicates the foreign currency exchange risk on monetary financial instruments as at December 2025 and 2024 converted to Canadian Dollars:

As at December 31, 2025
USD denominated expressed in CAD
Cash and cash equivalents	$25,019
Accounts payable and accrued liabilities	(641)
Term loan	(38,168)
Royalty	(2,338)
Total	$(16,128)

As at December 31, 2024
USD denominated expressed in CAD
Cash and cash equivalents	$3,391
Accounts payable and accrued liabilities	(478)
Interest accrual	(2,799)
Long-term convertible notes payable	(63,963)
Royalty	(1,283)
Total	$(65,132)

During the year ended December 31, 2025, the Company recognized a gain of $1,159 ( December 31, 2024 – loss of $4,338) on foreign exchange. Based on the above exposures as at December 31, 2025, a 10% depreciation or appreciation of the US Dollar against the Canadian Dollar would result in a $1,232 decrease or increase in the Company’s net income before tax ( December 31, 2023 - $6,149).

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at December 31, 2025.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

22.	Management of Capital

The Company’s objectives when managing capital are to ensure it has sufficient cash available to support its future Refinery expansion and exploration activities; and ensure compliance with debt covenants under the convertible notes arrangement.

The Company manages its capital structure, consisting of cash and cash equivalents, share capital and debt (convertible notes and loans), and will make adjustments depending on the funds available to the Company for its future Refinery expansion and exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

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

23.	Fair Value Measurements

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

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Classification
December 31, 2025	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$39,024	$-	$-	$39,024
Restricted cash	-	1,208	-	-	1,208
Receivables	-	666	-	-	666
	$-	$40,898	$-	$-	$40,898
Liabilities:
Accounts payable and accrued liabilities	$-	$5,817	$-	$-	$5,817
Short-term deferred government grant		642			642
Long-term government loan payable	-	5,196	-	-	5,196
Term loan	-	38,168			38,168
US Warrants	81,658	-	-	81,658	81,658
Royalty	-	2,338	-	-	2,338
	$81,658	$52,161	-	$81,658	$133,819

	Classification
December 31, 2024	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$3,717	$-	$-	$3,717
Restricted cash	-	1,208	-	-	1,208
Receivables	-	1,310	-	-	1,310
Marketable securities	12	-	12	-	12
	$12	$6,235	$12	$-	$6,247
Liabilities:
Accounts payable and accrued liabilities	$-	$3,579	$-	$-	$3,579
Accrued interest	-	2,799	-	-	2,799
Long-term government loan payable	-	7,824	-	-	7,824
Convertible Notes payable [1]	63,963	-	-	63,963	63,963
Warrants - Convertible Notes payable [1]	1,582	-	-	1,582	1,582
Royalty	-	1,283	-	-	1,283
	$65,545	$15,485	-	$65,545	$81,030

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Valuation techniques

A) Royalty

The fair value of the Royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the effective interest rate of 11.125% and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 3% increase or decrease in the effective interest rate would be an increase of $1,862 ( December 31, 2024 - $250) or a decrease of $928 ( December 31, 2024 - $213) to the fair value of the royalty.

B) Other Financial Derivative Liability (2026, Warrants, 2028 Warrants and New Offering Warrants)

The Company uses the Black-Scholes Option Pricing Model. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 127% for the 2026 Warrants. If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $25 or a decrease of $25 to the fair value of the embedded derivative.

The Company used an equity volatility of 90% for the 2028 Warrants (New Equity Offering Warrants). If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $2,910 or a decrease of $3,079 to the fair value of the embedded derivative.

The Company used an equity volatility of 90% for the Restructuring Warrants. If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $3,481 or a decrease of $3,584 to the fair value of the embedded derivative.

24.	Commitments and Contingencies

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

As at December 31, 2025, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as at December 31, 2025.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	2026	2027	2028	2029	Thereafter	Total
Purchase commitments	$7,572	$-	$-	$-	$-	$7,572
Term loan	-	-	50,822	-	-	50,822
Government loan payments	36	36	1,615	2,141	6,342	10,170
Lease payments	128	43	-	-	-	171
Royalty payments [1]	-	-	229	529	3,681	4,439
	$7,736	$79	$52,666	$2,670	$10,023	$73,174

1 Royalty payments are estimated amounts associated with the royalty agreements entered with the debt holders as part of the term loan. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

25.	Segmented Information

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

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

(a)	Segmented operating results for the year ended December 31, 2025 and 2024:

For the year ended December 31, 2025	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$632	$28	$4,443	$5,103
Exploration and evaluation expenditures	-	255	-	255
General and administrative	1,329	19	1,723	3,071
Investor relations and marketing	-	-	622	622
Salaries and benefits	1,911	-	4,602	6,513
Share-based payments	-	-	1,453	1,453
Operating loss	$3,872	$302	$12,843	$17,017
Unrealized gain on marketable securities	-	-	4	4
Loss on financial derivative liability - Convertible Notes	-	-	(10,354)	(10,354)
Changes in US Warrants	-	-	74,410	74,410
Loss on extinguishment of 2028 and 2027 Notes and recognition of term loan	-	-	(168,183)	(168,183)
Other non-operating loss	-	-	(12,325)	(12,325)
Loss before taxes	$(3,872)	$(302)	$(129,291)	$(133,465)

For the year ended December 31, 2024	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$270	$-	$3,512	$3,782
Exploration and evaluation expenditures	-	442	-	442
General and administrative and travel	804	-	2,098	2,902
Investor relations and marketing	-	-	811	811
Salaries and benefits	1,547	-	2,771	4,318
Share-based payments	-	-	1,739	1,739
Operating loss	$2,621	$442	$10,931	$13,994
Unrealized gain on marketable securities	-	-	41	41
(Loss) on financial derivative liability - Convertible Notes	-	-	(4,493)	(4,493)
Changes in US Warrants	-	-	7	7
Other non-operating loss	-	-	(11,008)	(11,008)
Loss before taxes	$2,621	$442	$26,384	$29,447

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

For the year ended December 31, 2023	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$69	$78	$4,512	$4,659
Exploration and evaluation expenditures	-	700	-	700
General and administrative and travel	156	3	2,236	2,395
Investor relations and marketing	-	-	633	633
Salaries and benefits	1,783	-	1,992	3,775
Share-based payments	-	-	1,821	1,821
Operating loss	$2,008	$781	$11,194	$13,983
Unrealized loss on marketable securities	-	-	(253)	(253)
Gain on financial derivative liability - Convertible Notes	-	-	6,683	6,683
Changes in US Warrants	-	-	1,243	1,243
Other non-operating expenses	-	-	(6,472)	(6,472)
Impairment	(51,884)	-	-	(51,884)
Loss before taxes	$53,892	$781	$9,993	$64,666

(b)	Segmented assets and liabilities as at December 31, 2025 and December 31, 2024:

	Total Assets		Total Liabilities
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Refinery	$56,443	$52,434	$12,493	$3,707
Exploration and Evaluation [1]	88,884	93,276	53	87
Corporate and Other	40,237	5,737	126,768	83,335
	$185,564	$151,447	$139,314	$87,129

1 Total non-current assets comprising of exploration and evaluation assets in the amount of $88,776 ( December 31, 2024 - $93,200) are located in Idaho, USA. All other assets are located in Canada.

26.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common. The Company paid and/or accrued during the years ended December 31, 2025 and 2024, the following fees to management personnel and directors.

	For the years ended December 31,
	2025	2024	2023
Management	$4,130	$2,067	$2,194
Directors’ fees	230	175	158
	$4,360	$2,242	$2,352

During the years ended December 31, 2025, the Company had share-based payments made to management and directors of $1,340 (for the year ended December 31, 2024 - $1,422 and December 31, 2023 - $1,258).

As at December 31, 2025, the accrued liabilities balance for related parties was $1,582 ( December 31, 2024 - $161), which relates mainly to compensation accruals.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

27.	Subsequent Events

(a)

Subsequent to year end, the Company issued 4,734,605 common shares at a weighted average price of $1.38 for gross proceeds of approximately $6,535 under its At The Market Offering Agreement (“ATM”). The transaction costs associated with these issuances were $295. On February 20, 2026, the Company upsized the ATM program to US$25,000, providing additional financial flexibility to fund working capital and expenditures related to refinery commissioning. The TSXV approval is conditional to the Company fulfilling TSXV requirements in relation to the distribution and sale of common shares.

(b)

On March 16, 2026, the Company received a notice (“Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with the minimum bid price requirement ("Minimum Bid Requirement") of US$1.00 per share under Nasdaq’s Listing Rule 5550(a)(2) based upon the closing bid price of the Company's common shares for the 30 consecutive business days prior to the date of the Notice.

The Notice has no immediate effect on the listing or trading of the Company’s common shares on the Nasdaq, and the Company's operations are not affected by the receipt of the Notice. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days from the date of the Notice, or until  September 14, 2026, to regain compliance with the Minimum Bid Requirement, during which time the Company’s common shares will continue to trade on Nasdaq.

If at any time before  September 14, 2026, the bid price of the common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. If the Company does not regain compliance with the Minimum Bid Requirement by  September 14, 2026, the Company may be eligible, upon satisfaction of certain Nasdaq listing requirements, for an additional period of 180 calendar days to regain compliance.

The Company will closely monitor the situation and is considering various strategies to regain compliance with the Minimum Bid Requirement under Nasdaq’s Listing Rules.